As filed with the Securities and Exchange Commission on January 19, 2024

Registration No. 333-[    ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

STAR BULK CARRIERS CORP.

(Exact name of Registrant as specified in their charters)

Not Applicable

(Translation of Registrant’s name into English)

Republic of the Marshall Islands	4412	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Numbers)	(I.R.S. Employer Identification Number)

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Str.,

Maroussi 15124,

Athens, Greece

011-30-210-617-8400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Star Bulk Carriers Corp.

c/o Star Bulk (USA) LLC

Attention: Hamish Norton

358 5th Ave., Suite 1207, New York, NY 10001

(646) 559-1140

(Name, address, including zip code, and telephone number, including area code, of agent for service of the Registrant)

Copies to:

D. Scott Bennett O. Keith Hallam, III Jin-Kyu Baek Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Daniel I. Fisher Zachary N. Wittenberg Jason Koenig John P. Clayton Akin Gump Strauss Hauer & Feld LLP One Bryant Park New York, NY 10036 (212) 872-1000

Approximate date of commencement of the proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed proxy statement/prospectus.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

Indicate by check mark whether the registrants are emerging growth companies as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrants have elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer, solicitation or sale is not permitted.

PRELIMINARY - SUBJECT TO COMPLETION - DATED JANUARY 19, 2024

TRANSACTION PROPOSED - YOUR VOTE IS VERY IMPORTANT

Dear Shareholders of Eagle Bulk Shipping Inc.:

On December 11, 2023, Eagle Bulk Shipping Inc. (“Eagle”), Star Bulk Carriers Corp. (“Star Bulk”), and Star Infinity Corp., a wholly owned subsidiary of Star Bulk (“Merger Sub”), entered into an Agreement and Plan of Merger (the “merger agreement”), pursuant to which, subject to approval of Eagle shareholders and the satisfaction or (to the extent permitted by law) waiver of other specified closing conditions, Merger Sub will be merged with and into Eagle (the “merger”), with Eagle surviving the merger and becoming a wholly owned subsidiary of Star Bulk. Star Bulk common stock is traded on the Nasdaq Global Select Market under the symbol “SBLK” and Eagle common stock is traded on the NYSE under the symbol “EGLE”.

If the merger is completed, each share of Eagle common stock (other than shares held by Eagle, Star Bulk, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 2.6211 validly issued, fully paid and non-assessable shares of common stock of Star Bulk (and, if applicable, cash in lieu of fractional shares) (the “merger consideration”), less any applicable withholding taxes. As of the date of this proxy statement/prospectus, based on the current number of shares of Star Bulk common stock and Eagle common stock outstanding and reserved for issuance, which takes into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of Eagle’s 5.00% Convertible Senior Notes due 2024 (the “convertible notes”), Star Bulk expects to issue approximately 33,801,999 shares of Star Bulk common stock in the aggregate as a result of the merger, and we estimate that, immediately following the consummation of the merger and assuming the conversion of the convertible notes, pre-merger Star Bulk shareholders will own approximately 71% and former Eagle shareholders will own approximately 29% of the Star Bulk common stock on a fully diluted basis. For more details on the merger consideration, see “The Merger Agreement—Merger Consideration”.

Your vote is very important regardless of the number of shares of Eagle common stock that you own. The merger cannot be completed without (1) the approval and authorization of the merger agreement and the merger by the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon and (2) the approval of the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture by the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon. Because of this, Eagle is holding a special meeting of its shareholders on [    ], 2024 to vote on the proposals necessary to complete the merger. At the special meeting, Eagle shareholders will also be asked to approve a non-binding compensation advisory proposal and an adjournment proposal, both of which are not a condition to the consummation of the merger. Information about the special meeting, the merger, the merger agreement and the other business to be considered by shareholders at the special meeting is contained in this proxy statement/prospectus. The Eagle board has fixed the close of business on [    ], 2024 as the record date for the determination of Eagle shareholders entitled to notice of, and to vote at, the special meeting. Any shareholder entitled to attend and vote at the special meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. Such proxy need not be a holder of Eagle common stock. We urge you to read this proxy statement/prospectus and the annexes and documents incorporated by reference carefully. You should also carefully consider the risks that are described in the “Risk Factors” section beginning on page 24.

The Eagle board has unanimously determined and declared that the merger agreement and the consummation of the transactions contemplated thereby, including the merger, are advisable and fair to, and in the best interests of, Eagle and the Eagle shareholders, approved and authorized the merger agreement and the transactions contemplated thereby, including the merger, and directed that the merger agreement be submitted to Eagle shareholders for consideration at a meeting of such shareholders, and unanimously recommends that Eagle shareholders vote “FOR” the proposal to approve and authorize the merger agreement and the transactions contemplated thereby, including the merger, and “FOR” the proposal to approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture.

Your vote is very important regardless of the number of shares of Eagle common stock that you own.

Whether or not you plan to attend the special meeting, please submit your proxy as soon as possible by following the instructions on the accompanying proxy card to make sure that your shares are represented at the meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the broker, bank or other nominee. You must provide voting instructions by filling out the voting instruction form in order for your shares to be voted.

The special meeting will be held in a virtual meeting format only via live webcast at [    ] a.m., Eastern Time, on [    ], 2024. You will be able to attend the meeting, submit questions and vote your shares electronically by visiting www.virtualshareholdermeeting.com/EGLE2024SM.

Sincerely,

Paul M. Leand, Jr.
Chairman of the Board of Directors of Eagle

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the other transactions described in this proxy statement/prospectus or the securities to be issued in connection with the merger or determined if this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [    ], 2024 and is first being mailed to shareholders of Eagle on or about [    ], 2024.

EAGLE BULK SHIPPING INC.

300 First Stamford Place, 5th Floor

Stamford, Connecticut 06902

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To be held on [    ], 2024

To the Shareholders of Eagle Bulk Shipping Inc.:

We are pleased to invite you to attend and notice is hereby given that Eagle Bulk Shipping Inc., referred to as Eagle, will hold a special meeting of its shareholders, referred to as the Eagle special meeting, which will be conducted solely as a virtual meeting via the internet at www.virtualshareholdermeeting.com/EGLE2024SM on [    ], 2024 at [    ] a.m., Eastern Time for the following purposes:

1.

Approval and Authorization of the Merger Agreement and the Merger. To vote on a proposal to approve and authorize the Agreement and Plan of Merger, dated as of December 11, 2023, by and among Star Bulk Carriers Corp., Star Infinity Corp. and Eagle, referred to as the merger agreement, which is further described in the section entitled “The Merger Agreement,” a copy of which merger agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice, and the merger, referred to as the merger proposal;

2.

Authorization and Approval of the Convertible Note Share Issuance. To vote on a proposal to authorize and approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of Eagle’s 5.00% Convertible Senior Notes due 2024 in excess of the conversion share cap set forth in the indenture, referred to as the convertible note share issuance proposal;

3.

Advisory Vote on Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Eagle’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the advisory compensation proposal; and

4.

Adjournment of the Eagle Special Meeting. To vote on a proposal to approve the adjournment of the Eagle special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Eagle special meeting to approve the merger proposal and/or the convertible note share issuance proposal, referred to as the adjournment proposal.

Eagle will not transact any other business at the Eagle special meeting, except such business as may properly be brought before the Eagle special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice is a part for further information with respect to the business to be transacted at the Eagle special meeting.

The Eagle board of directors (the “Eagle Board”) has fixed the close of business on [    ], 2024 as the record date for the Eagle special meeting, referred to as the Eagle record date. Only Eagle shareholders of record at that time are entitled to receive notice of, and to vote at, the Eagle special meeting or any adjournment or postponement thereof. Eagle is commencing its solicitation of proxies on or about [    ], 2024. Eagle will continue to solicit proxies until the date of the Eagle special meeting.

Completion of the merger is conditioned, among other things, upon (i) approval and authorization of the merger agreement and the merger by the Eagle shareholders, which requires the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon at the Eagle special meeting and (ii) authorization and approval by the Eagle shareholders of the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture, which requires the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon at the Eagle special meeting.

The Eagle Board has unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger; determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Eagle and its shareholders; and unanimously recommends that Eagle shareholders vote:

“FOR” the merger proposal;

“FOR” the convertible note share issuance proposal;

“FOR” the advisory compensation proposal; and

“FOR” the adjournment proposal.

Your vote is very important regardless of the number of shares of Eagle common stock that you own. A failure to vote your shares, or to provide instructions to your bank, broker or nominee as to how to vote your shares, is the equivalent of a vote against the merger proposal. Whether or not you expect to attend the Eagle special meeting in person (by participating through the virtual meeting website), to ensure your representation at the Eagle special meeting, we urge you to submit a proxy to vote your shares as promptly as possible by (1) visiting the internet site listed on the Eagle proxy card, (2) calling the toll-free number listed on the Eagle proxy card or (3) submitting your Eagle proxy card by mail by using the provided self-addressed, stamped envelope. Submitting a proxy will not prevent you from voting in person (by participating through the virtual meeting website), but it will help to secure a quorum and avoid added solicitation costs. Any eligible holder of Eagle common stock who is virtually present at the Eagle special meeting may vote in person (by participating through the virtual meeting website), thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Eagle special meeting in the manner described in the accompanying proxy statement/prospectus. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by the bank, broker or other nominee.

The Eagle special meeting will be conducted solely as a virtual meeting via the internet. There will be no physical meeting location and the meeting will only be conducted via live webcast through the virtual meeting website. If you are a shareholder of record as of the Eagle record date for the Eagle special meeting and you plan to attend the Eagle special meeting virtually, visit www.virtualshareholdermeeting.com/EGLE2024SM and enter the 16-digit control number on the proxy card, voting instruction form or notice you received. On the day of the Eagle special meeting, shareholders may begin to log in to the virtual meeting website beginning at [    ] a.m., Eastern Time, and the meeting will begin promptly at [    ] a.m., Eastern Time. Please allow ample time for online login.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Eagle special meeting. If you encounter any difficulties accessing the virtual Eagle special meeting during check-in or the Eagle special meeting itself, please call the technical support number that will be posted on the virtual meeting platform log-in page.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement and the other matters to be considered at the Eagle special meeting. We urge you to carefully read this proxy statement/prospectus, including any documents incorporated by reference herein, and the annexes in their entirety. If you have any questions concerning any of the proposals in this notice, the merger or the proxy statement/prospectus, would like additional copies or need help voting your shares of common stock, please contact Eagle’s proxy solicitor or Eagle:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll-free: (877) 456-3442

Banks and brokers may call collect: (212) 750-5833

OR

Eagle Bulk Shipping Inc.

300 First Stamford Place, 5th Floor

Stamford, Connecticut 06902

Attention: Investor Relations

Telephone: (203) 276-8100

Email: investor@eagleships.com

By Order of the Eagle Bulk Shipping Inc. Board of Directors,

Constantine (Costa) Tsoutsoplides

Chief Financial Officer and Secretary

Stamford, Connecticut

[    ], 2024

REFERENCES TO ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Star Bulk and Eagle from other documents that are not included in or delivered with the accompanying proxy statement/prospectus. For a listing of the documents incorporated by reference into the accompanying proxy statement/prospectus, see “Where You Can Find More Information”.

You can obtain any of the documents incorporated by reference into the accompanying proxy statement/prospectus without charge by requesting them in writing or by telephone as follows:

For Star Bulk: Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece cfo@starbulk.com 011-30-210-617-8400	For Eagle: Eagle Bulk Shipping Inc. 300 First Stamford Place, 5th Floor Stamford, Connecticut 06902 Attention: Investor Relations investor@eagleships.com (203) 276-8100

To receive timely delivery of the documents in advance of the Eagle special meeting, you should make your request no later than [    ], 2024, which is five days before the date of the Eagle special meeting.

You may also obtain any of the documents incorporated by reference into the accompanying proxy statement/prospectus without charge through the Securities and Exchange Commission (the “SEC”) website at www.sec.gov. In addition, you may obtain copies of documents filed or furnished by Star Bulk with the SEC on Star Bulk’s internet website at http://www.starbulk.com under the tab “Investor Relations,” then under the tab “Financial Information,” then under the tab “SEC Filings”, or by contacting Star Bulk’s Investor Relations/Financial Media firm at starbulk@capitallink.com or by calling (212) 661-7566. You may also obtain copies of documents filed by Eagle with the SEC on internet website at http://www.eagleships.com under the tab “Investors”, then under the heading “SEC Filings”, or by contacting Eagle’s Investor Relations department at investor@eagleships.com, or by calling (203) 276-8100.

We are not incorporating the contents of the websites of the SEC, Star Bulk, Eagle or any other entity or any other website into the accompanying proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into the accompanying proxy statement/prospectus at these websites only for your convenience.

In addition, if you have questions about the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, contact Innisfree M&A Incorporated, the proxy solicitor for Eagle, toll-free at (877) 456-3442. You will not be charged for any of these documents that you request.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form F-4 filed with the SEC by Star Bulk (File No. 333-[    ]), constitutes a prospectus of Star Bulk under Section 5 of the Securities Act of 1933, as amended, with respect to the shares of common stock, par value $0.01 per share, of Star Bulk to be issued to Eagle shareholders pursuant to the merger agreement. This document also constitutes a proxy statement of Eagle under Section 14(a) of the Securities Exchange Act of 1934, as amended. It also constitutes a notice of meeting with respect to the Eagle special meeting, at which Eagle shareholders will be asked to consider and vote upon the merger proposal and certain other proposals.

Star Bulk has supplied all information contained or incorporated by reference into this proxy statement/prospectus relating to Star Bulk and Star Infinity Corp., and Eagle has supplied all such information relating to Eagle. Star Bulk and Eagle have both contributed to the information relating to the merger and the merger agreement contained in this proxy statement/prospectus.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. Star Bulk and Eagle have not authorized anyone to provide you with information that is different from that contained in or incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth above on the cover page of this proxy statement/prospectus, and you should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date. Further, you should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this proxy statement/prospectus to Eagle shareholders nor the issuance by Star Bulk of shares of Star Bulk common stock pursuant to the merger agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement/prospectus to:

•

“adjournment proposal” refers to the proposal to adjourn the Eagle special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Eagle special meeting to approve the merger proposal and/or the convertible note share issuance proposal

•

“advisory compensation proposal” refers to the proposal that Eagle shareholders approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Eagle’s named executive officers in connection with the merger contemplated by the merger agreement

•

“articles of merger” refers to the articles of merger with respect to the merger to be duly executed and filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the BCA

•

“burdensome condition” refers to any action or remedy that individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of (i) Star Bulk and its subsidiaries (taken as a whole prior to the closing) or (ii) Eagle and its subsidiaries (taken as a whole)

•	“BCA” refers to the Marshall Islands Business Corporations Act

•	“COBRA” means the Consolidated Omnibus Budget Reconciliation Act, passed in 1985

•	“Code” refers to the Internal Revenue Code of 1986, as amended

•

“convertible note share issuance proposal” refers to the proposal that Eagle shareholders authorize and approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture

•	“convertible notes” refers to Eagle’s 5.00% Convertible Senior Notes due 2024

•	“combined company” refers to Star Bulk following completion of the merger

•	“Eagle” refers to Eagle Bulk Shipping Inc., a Marshall Islands corporation

•	“Eagle articles” refers to Eagle’s Third Amended and Restated Articles of Incorporation

•	“Eagle Board” refers to the Eagle board of directors

•	“Eagle bylaws” refers to Eagle’s Second Amended and Restated Bylaws

•	“Eagle common stock” refers to the common stock of Eagle, $0.01 par value per share

•	“Eagle equity awards” refers to the aggregate Eagle PSU awards, Eagle RSU awards, Eagle performance-based restricted share awards and Eagle restricted share awards

•	“Eagle equity plan” refers to the Eagle Bulk Shipping Inc. Second Amended and Restated 2016 Equity Incentive Plan, amended and restated as of April 19, 2022

•	“Eagle performance-based restricted shares” refers to restricted shares of Eagle subject to performance-based vesting or forfeiture granted pursuant to the Eagle equity plan or otherwise

•	“Eagle PSUs” refers to an award of performance-based vesting restricted stock units relating to Eagle common stock granted pursuant to the Eagle equity plan or otherwise

•	“Eagle record date” refers to [ ], 2024

•	“Eagle restricted shares” refers to restricted shares of Eagle subject solely to time-based vesting or forfeiture granted pursuant to the Eagle equity plan or otherwise

•	“Eagle RSUs” refers to the restricted stock units subject solely to time vesting relating to Eagle common stock granted pursuant to the Eagle equity plan or otherwise

•	“Eagle shareholder” or “Eagle shareholders” refers to one or more holders of Eagle common stock, as applicable

•

“Eagle shareholder approval” refers to (i) with respect to the merger proposal, the affirmative vote of holders of a majority of the shares of Eagle common stock outstanding and entitled to vote thereon at the Eagle special meeting, and (ii) with respect to the convertible note share issuance proposal, the affirmative vote of a majority of the votes cast by holders of Eagle common stock entitled to vote thereon at the Eagle special meeting, in each case assuming a quorum is present

•

“Eagle special meeting” refers to the special meeting of Eagle shareholders to consider and vote upon the merger proposal, the convertible share issuance proposal, the advisory compensation proposal and, if necessary, the adjournment proposal

•

“effective time” refers to the time that the articles of merger are duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands or on such later date and time as shall be agreed to by Eagle and Star Bulk and specified in the articles of merger in accordance with the BCA

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended

•	“exchange ratio” refers to 2.6211 shares of Star Bulk common stock per share of Eagle common stock

•	“excluded shares” refers to shares of Eagle common stock held by Eagle, Star Bulk, Merger Sub or by any of their respective direct or indirect wholly owned subsidiaries

•

“existing credit agreement” refers to the Amended and Restated Credit Agreement, dated as of May 11, 2023, by and among, among others, Eagle Bulk Ultraco LLC as borrower, Eagle and the subsidiaries of Eagle party thereto as guarantors, the lenders party thereto and Crédit Agricole Corporate and Investment Bank as security trustee and facility agent

•	“GAAP” refers to generally accepted accounting principles in the United States

•	“Houlihan Lokey” refers to Houlihan Lokey Capital, Inc.

•	“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

•	“indenture” refers to Indenture, dated as of July 29, 2019, between Eagle and Deutsche Bank Trust Company Americas

•	“IRS” refers to the Internal Revenue Service

•	“merger” refers to the merger of Merger Sub with and into Eagle, with Eagle being the surviving corporation in the merger and a wholly owned subsidiary of Star Bulk

•	“merger agreement” refers to the Agreement and Plan of Merger, dated as of December 11, 2023, by and among Star Bulk, Merger Sub and Eagle

•	“merger consideration” refers to the shares of Star Bulk common stock issuable to holders of Eagle common stock upon consummation of the merger

•	“merger proposal” refers to the proposal that Eagle shareholders approve and authorize the merger agreement and the merger

•	“Merger Sub” refers to Star Infinity Corp., a Marshall Islands corporation and a wholly owned subsidiary of Star Bulk

•	“Nasdaq” refers to the Nasdaq Global Select Market

•	“NAV” refers to the net asset value

•	“NYSE” refers to the New York Stock Exchange

•	“SEC” refers to the Securities and Exchange Commission

•	“Securities Act” refers to the Securities Act of 1933, as amended

•	“Star Bulk” refers to Star Bulk Carriers Corp., a Marshall Islands corporation

•	“Star Bulk articles” refers to Star Bulk’s Fourth Amended and Restated Articles of Incorporation

•	“Star Bulk Board” refers to the Star Bulk board of directors

•	“Star Bulk bylaws” refers to Star Bulk’s Third Amended and Restated Bylaws

•	“Star Bulk common stock” refers to the common shares of Star Bulk, par value $0.01 per share

•	“Star Bulk shareholder” or “Star Bulk shareholders” refers to one or more holders of Star Bulk common stock, as applicable

•

“subsidiary” or “subsidiaries” refers to any person, any other person of which (i) at least a majority of the outstanding shares of capital stock of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or organization is directly or indirectly owned or controlled by such person or by any one or more of its subsidiaries, or by such person and one or more of its subsidiaries or (ii) with respect to a partnership, such person or any other subsidiary of such person is a general partner of such partnership

•	“we”, “our” and “us” refer to Star Bulk and Eagle, collectively

v

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE EAGLE SPECIAL MEETING

The following questions and answers briefly address some commonly asked questions about the merger, the merger agreement, the transactions contemplated by the merger agreement and the Eagle special meeting. They may not include all the information that is important to how Eagle shareholders vote. Eagle shareholders should carefully read this entire proxy statement/prospectus, including the annexes and the other documents referred to or incorporated by reference herein.

Q: What is the merger?

A: Star Bulk, Merger Sub and Eagle have entered into a merger agreement. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. The merger agreement contains the terms and conditions of the proposed merger, whereby, subject to satisfaction or (to the extent permitted by law) waiver of the conditions set forth in the merger agreement and described hereafter, Merger Sub will merge with and into Eagle, with Eagle continuing as the surviving corporation and a wholly owned subsidiary of Star Bulk. As a result of the merger, Eagle will no longer be a publicly held company. Following the merger, Eagle common stock (which is currently listed on the NYSE under the symbol “EGLE”) will be delisted from the NYSE, and deregistered under the Exchange Act.

Q: Why am I receiving these materials?

A: You are receiving this proxy statement/prospectus to help you decide how to vote your shares of Eagle common stock with respect to the merger proposal, the convertible note share issuance proposal and the other matters to be considered at the special meeting.

The merger cannot be completed unless, among other things, Eagle shareholders approve the merger proposal and the convertible note share issuance proposal at the Eagle special meeting.

This proxy statement/prospectus constitutes both a proxy statement of Eagle and a prospectus of Star Bulk. It is a proxy statement because the Eagle Board is soliciting proxies from its shareholders. It is a prospectus because Star Bulk will issue shares of Star Bulk common stock in exchange for outstanding shares of Eagle common stock in the merger. Information about the Eagle special meeting, the merger, the merger agreement and the other business to be considered by the Eagle shareholders at the Eagle special meeting is contained in this proxy statement/prospectus. Eagle shareholders should read this information carefully and in its entirety. The enclosed voting materials allow Eagle shareholders to vote their shares by proxy without attending the special meeting virtually.

Q: What will Eagle shareholders receive in the merger?

A: If the merger is completed, each share of Eagle common stock (other than excluded shares) will be converted into the merger consideration, which is the right to receive 2.6211 fully paid and non-assessable shares of Star Bulk common stock, and, if applicable, cash in lieu of fractional shares. The merger consideration is described in more detail in “The Merger Agreement—Merger Consideration”.

Q: Will I still be paid dividends prior to the completion of the merger?

A: The terms of the merger agreement limit the ability of Eagle and Star Bulk to declare or pay dividends prior to the completion of the merger. However, Star Bulk and Eagle have agreed to coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Eagle common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Eagle common stock and the shares of Star Bulk common stock that such holders receive in exchange therefor in the merger.

Q: What respective equity stakes will Star Bulk shareholders and Eagle shareholders hold in the combined company immediately following the merger?

A: As of the date of this proxy statement/prospectus, based on the current number of shares of Star Bulk common stock and Eagle common stock outstanding and reserved for issuance, which takes into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, we estimate that, immediately following completion of the merger, pre-merger holders of Star Bulk common stock will own approximately 71% and former holders of Eagle common stock will own approximately 29% of the Star Bulk common stock on a fully diluted basis. The relative ownership of Star Bulk shareholders and Eagle shareholders in the combined company immediately following the merger will depend on the number of shares of Star Bulk common stock and Eagle common stock issued and outstanding immediately prior to the merger.

Q: Will the market value of the merger consideration change between the date of this proxy statement/prospectus and the time the merger is completed?

A: Yes. Although the number of shares of Star Bulk common stock that holders of Eagle common stock will receive is fixed, the market value of the merger consideration will fluctuate between the date of this proxy statement/prospectus and the completion of the merger based upon the trading price of shares of Star Bulk common stock. Any fluctuation in the trading price of shares of Star Bulk common stock after the date of this proxy statement/prospectus will change the market value of the shares of Star Bulk common stock that holders of Eagle common stock will receive, but will not change the exchange ratio, which is fixed.

Q: When do Star Bulk and Eagle expect to complete the transaction?

A: Star Bulk and Eagle are working to complete the transaction as soon as practicable. We currently expect that the merger will be completed in the first half of 2024 after the Eagle special meeting (assuming the Eagle shareholder approval is obtained at the Eagle special meeting). Neither Eagle nor Star Bulk can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals.

Q: What are Eagle shareholders being asked to vote on?

A: Eagle shareholders are being asked to vote on the following proposals:

1. Approval and Authorization of the Merger Agreement. To vote on a proposal to approve and authorize the merger agreement, which is further described in the section entitled “The Merger Agreement”, and a copy of which merger agreement is attached as Annex A to this proxy statement/prospectus, and the merger, referred to as the merger agreement proposal;

2. Convertible Note Share Issuance Proposal. To vote on a proposal to approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture, referred to as the convertible note share issuance proposal;

3. Advisory Compensation Proposal. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Eagle’s named executive officers in connection with the merger contemplated by the merger agreement, referred to as the advisory compensation proposal; and

4. Adjournment of the Eagle Special Meeting. To vote on a proposal to approve the adjournment of the Eagle special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Eagle special meeting to approve the merger proposal and/or the convertible note share issuance proposal, referred to as the adjournment proposal.

Approval of the merger proposal and the convertible note share issuance proposal by Eagle shareholders is required for completion of the merger.

Q: What vote is required to approve each of the proposals at the Eagle special meeting?

A: The Merger Proposal: The affirmative vote of the holders of a majority of the shares of Eagle common stock outstanding and entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting is required to approve the merger proposal.

The Convertible Note Share Issuance Proposal: The affirmative vote of a majority of the votes cast by holders of Eagle common stock entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting is required to approve the convertible note share issuance proposal.

The Advisory Compensation Proposal: The affirmative vote of a majority of the shares by holders of shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal is required to approve the advisory compensation proposal.

The Adjournment Proposal: The affirmative vote of a majority of the shares by holders of shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal is required to approve the adjournment proposal.

Virtual attendance at the Eagle special meeting constitutes present in person for purposes of the quorum requirement under the Eagle bylaws.

Q: Why am I being asked to consider and vote on the advisory compensation proposal?

A: Under SEC rules, Eagle is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to Eagle’s named executive officers that is based on or otherwise relates to the merger, or “golden parachute” compensation.

Q: What happens if Eagle shareholders do not approve, by non-binding, advisory vote, the advisory compensation proposal?

A: The vote on the advisory compensation proposal is separate and apart from the votes to approve the other proposals being presented at the Eagle special meeting. Because the vote on the advisory compensation proposal is advisory in nature only, it will not be binding on Eagle, Star Bulk or the combined company in the merger. Accordingly, the applicable compensation will be paid to Eagle’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and arrangements even if Eagle shareholders do not approve the advisory compensation proposal.

Q: Do any of Eagle’s directors or executive officers have interests in the merger that may differ from those of Eagle shareholders?

A: Certain of Eagle’s non-employee directors and executive officers have certain interests in the merger that may be different from, or in addition to, the interests of Eagle shareholders generally. The Eagle Board was aware of the interests of Eagle’s directors and executive officers, and considered such interests when it approved the merger agreement and the transactions contemplated thereby and in making its recommendations to the Eagle shareholders. For more information regarding these interests, see sections entitled “The Merger—Interests of Eagle’s Directors and Executive Officers in the Merger”.

Q: How many votes do I have?

A: Each Eagle shareholder is entitled to one vote for each share of Eagle common stock held of record as of the Eagle record date.

As of the Eagle record date, there were [            ] shares of Eagle common stock outstanding. As summarized below, there are some important distinctions between shares held of record and those owned beneficially in street name.

Q: Are there any Eagle shareholders who have already committed to voting in favor of the proposals at the Eagle special meeting?

A: Contemporaneously with the execution of the merger agreement, each of Eagle’s executive officers and directors entered into a voting agreement with Star Bulk, pursuant to which each executive officer and director agreed to vote for the merger agreement proposal, convertible note share issuance proposal and adjournment proposal. The Eagle executive officers and directors owned approximately [            ]% of the outstanding shares of Eagle common stock as of the Eagle record date. For more information, please see “The Merger Agreement—Voting Agreements”.

Q: What constitutes a quorum for the Eagle special meeting?

A: The holders of a majority of the shares of Eagle common stock issued and outstanding as of the Eagle record date and entitled to vote, present in person via the virtual meeting website or represented by proxy, will constitute a quorum for the transaction of business at the Eagle special meeting. Abstentions (which are described below) will count for purposes of determining the presence of a quorum for the transaction of business at the Eagle special meeting.

Q: How does the Eagle Board recommend that Eagle shareholders vote?

A: The Eagle Board recommends that Eagle shareholders vote: “FOR” the merger proposal, “FOR” the convertible note share issuance proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q: Why did the Eagle Board approve the merger agreement and the transactions contemplated by the merger agreement, including the merger?

A: For information regarding the Eagle Board’s reasons for approving and recommending the approval and authorization of the merger agreement and the transactions contemplated by the merger agreement, including the merger, see the section entitled “The Merger—Recommendation of the Eagle Board and its Reasons for the Transaction”.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the Eagle special meeting. Please follow the instructions set forth on the Eagle proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your bank, broker or other nominee.

Please do not submit your stock certificates representing shares of Eagle common stock at this time. If the merger is completed, you will receive instructions for surrendering your stock certificates for shares of Star Bulk common stock from the exchange agent.

Q: Does my vote matter?

A: Yes. The merger cannot be completed unless (i) the merger proposal is approved and authorized by the affirmative vote of the holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting and (ii) the convertible note share issuance proposal is approved by the affirmative vote of a majority of the votes cast by holders of Eagle common stock entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting.

Q: How do I vote?

A: If you are a record holder of Eagle common stock as of the Eagle record date, you are entitled to receive notice of, and cast a vote at, the Eagle special meeting. Each holder of Eagle common stock is entitled to cast one vote on each matter properly brought before the Eagle special meeting for each share of Eagle common stock that such holder owned of record as of the Eagle record date. You may submit your proxy before the Eagle special meeting in one of the following ways:

•	Telephone voting: use the toll-free number shown on your proxy card;

•	Via the internet: visit the website shown on your proxy card to vote via the internet; or

•	Mail: complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you are an Eagle record holder, you may also cast your vote virtually at the Eagle special meeting by following the instructions at www.virtualshareholdermeeting.com/EGLE2024SM. If you decide to attend the Eagle special meeting virtually and vote at the meeting, your vote will revoke any proxy previously submitted.

The Eagle special meeting will begin promptly at [            ] a.m., Eastern Time, on [            ], 2024. Eagle encourages its shareholders to access the meeting prior to the start time leaving ample time for check-in. Please follow the instructions outlined in this proxy statement/prospectus.

Even if you attend the Eagle special meeting virtually, Eagle recommends that you vote your shares in advance as described above so that your vote will be counted if you later decide not to or become unable to attend the Eagle special meeting.

You will need to enter your 16-digit control number, which can be found on your voting instruction form or proxy card. Your 16-digit control number will pre-register you for the special meeting. If you have questions about admission to the Eagle special meeting, please call 800-690-6903.

If your shares are held in “street name,” through a bank, broker or other nominee, that institution will send you separate instructions describing the procedures for voting your shares.

Q: What is the difference between holding shares as a record holder and as a beneficial owner?

A: You are a “record holder” if your shares are registered directly in your name with Eagle’s transfer agent, Computershare Trust Company, N.A., referred to as Computershare. As the record holder, you have the right to vote virtually at the Eagle special meeting. You may also vote by internet, telephone or mail, as described in the notice and above under the heading “How do I vote?”. You are deemed to beneficially own shares in “street name” if your shares are held by a bank, broker or other nominee. Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. If you beneficially own your shares, you are invited to attend the Eagle special meeting virtually; however, you may not vote your shares in person at the Eagle special meeting unless you obtain a “legal proxy” from your bank, broker or other nominee that holds your shares, giving you the right to vote the shares at Eagle special meeting.

Q: If my shares are held in “street name” by a bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A: If your shares are held in “street name” by a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker or other nominee. Please note that you may not vote shares held in street name by returning a proxy card directly to Eagle or by voting virtually at the Eagle special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. Your bank, broker or other nominee is obligated to provide you with a voting instruction card for you to use.

Banks, brokers or other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Eagle special meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the bank, broker or other nominee does not have discretionary voting power.

If you are a beneficial owner of Eagle common stock and you do not instruct your bank, broker or other nominee on how to vote your shares:

•	your bank, broker or other nominee may not vote your shares on the merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•	your bank, broker or other nominee may not vote your shares on the convertible note share issuance proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal;

•	your bank, broker or other nominee may not vote your shares on the advisory compensation proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal; and

•	your bank, broker or other nominee may not vote your shares on the adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q: What if I fail to vote or abstain?

A: For purposes of the Eagle special meeting, an abstention occurs when an Eagle shareholder attends the Eagle special meeting virtually and does not vote or returns a proxy with an “abstain” instruction.

Merger Proposal: An abstention will have the same effect as a vote cast “AGAINST” the merger proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.

Convertible Note Share Issuance Proposal: An abstention will have no effect on the vote count for the convertible note share issuance proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Advisory Compensation Proposal: An abstention will have the same effect as a vote cast “AGAINST” the advisory compensation proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Adjournment Proposal: An abstention will have the same effect as a vote cast “AGAINST” the adjournment proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Q: What will happen if I return my proxy or voting instruction card without indicating how to vote?

A: If you sign and return your proxy or voting instruction card without indicating how to vote on any particular proposal, the common stock represented by your proxy will be voted as recommended by the Eagle Board with respect to that proposal.

Q: May I change or revoke my vote after I have delivered my proxy or voting instruction card?

A: Yes. If you are a record holder, you may change or revoke your vote before your proxy card is voted at the Eagle special meeting as described herein. You may do so in one of the following four ways:

•

by logging onto the internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•	by sending a notice of revocation delivered by certified mail, return receipt requested, to the corporate secretary of Eagle;

•	by sending a completed proxy card bearing a later date than your original proxy card; or

•	by attending the Eagle special meeting virtually, as applicable, and voting.

If you choose any of the first three methods, you must take the described action no later than the beginning of the Eagle special meeting.

If your shares are held in an account at a bank, broker or other nominee and you have delivered your voting instruction card or otherwise given instruction on how to vote your shares to your bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Q: What are the material U.S. federal income tax consequences of the merger to holders of Eagle common stock?

A: As further described below in the section entitled “Material U.S. Federal Income Tax Consequence of the Merger”, it is the opinion of Akin Gump Strauss Hauer & Feld LLP (“Akin”) that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “intended tax treatment”). Accordingly, subject to the limitations and qualifications described below under “Material U.S. Federal Income Tax Consequences of the Merger,” a U.S. Holder (as defined in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) will generally (i) not recognize any gain or loss upon the exchange of Eagle common stock for Star Bulk common stock in the merger (other than with respect to cash received in lieu of a fractional share of Star Bulk common stock), (ii) have a tax basis in the Star Bulk common stock received in the merger (including any fractional share of Star Bulk common stock for which cash is received) equal to the tax basis of the Eagle common stock surrendered in exchange therefor, and (iii) have a holding period for the Star Bulk common stock received in the merger (including any fractional share of Star Bulk common stock for which cash is received) that includes its holding period for its Eagle common stock surrendered in exchange therefor.

Akin’s opinion is based on certain representations and undertakings from each of Eagle and Star Bulk made as of the date hereof and intended to be accurate as of the closing date. However, the completion of the merger is not conditioned on the merger qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect. Neither Eagle nor Star Bulk has sought or intends to seek a ruling from the IRS that the merger will qualify for the intended tax treatment. The tax consequences if the merger does not qualify for the intended tax treatment are described further below under “Material U.S. Federal Income Tax Consequences of the Merger”.

Q: Where can I find the voting results of the Eagle special meeting?

A: The preliminary voting results will be announced at the Eagle special meeting. In addition, within four business days following certification of the final voting results, Eagle intends to file the final voting results with the SEC on a Current Report on Form 8-K.

Q: Are holders of Eagle common stock entitled to dissenters or appraisal rights?

A: No. Holders of Eagle common stock are not entitled to appraisal rights under the BCA or the merger agreement. For more information, see the section entitled “The Merger—Timing of the Transaction”.

Q: What happens if I sell my shares of Eagle common stock after the Eagle record date but before the Eagle special meeting?

A: The Eagle record date for the Eagle special meeting is earlier than the date of the Eagle special meeting and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Eagle common stock after the Eagle record date but before the date of the Eagle special meeting, you will retain your right to vote at the Eagle special meeting. However, you will not have the right to receive the merger consideration to be received by Eagle shareholders in the merger. In order to receive the merger consideration, you must hold your shares through the completion of the merger.

Q: Are there any risks that I should consider in deciding whether to vote in favor of the merger proposal, the convertible note share issuance proposal or the other proposals to be considered at the Eagle special meeting?

A: Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors”. You also should read and carefully consider the risk factors of Star Bulk and Eagle contained in the documents incorporated by reference into this proxy statement/prospectus.

Q: What are the conditions to completion of the merger?

A: In addition to the approval of the merger proposal and the convertible note share issuance proposal by the Eagle shareholders as described above, completion of the merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:

•	the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and the absence of any stop order suspending the effectiveness of the Form F-4;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (referred to herein as a “restraint”) (i) preventing, making illegal or prohibiting the merger or the other transactions contemplated by the merger agreement or (ii) that has resulted in, or would reasonably be expected to result in prior to or upon the consummation of the merger or the transactions contemplated by the merger agreement, a burdensome condition;

•	the expiration or termination of all applicable waiting periods relating to the merger under the HSR Act and the receipt of certain approvals from applicable governmental entities;

•	the approval of the listing on Nasdaq of the shares of Star Bulk common stock to be issued in the merger as merger consideration, subject to official notice of issuance;

•	the absence of material adverse effect with respect to Eagle and Star Bulk;

•	the accuracy of the representations and warranties of Eagle and Star Bulk, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);

•	the performance by Eagle and Star Bulk, as applicable, of its pre-closing covenants and obligations under the merger agreement in all material respects; and

•

the delivery to Star Bulk or Eagle, as applicable, of a certificate signed on behalf of Eagle or Star Bulk, as applicable by a duly authorized executive officer of Eagle or Star Bulk, as applicable, certifying as to the satisfaction of the conditions described in the foregoing two bullets, as applicable.

For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Completion of the Merger”.

Q: Will a proxy solicitor be used?

A: Eagle has engaged Innisfree M&A Incorporated (“Innisfree”) in the solicitation process. Eagle will pay Innisfree $30,000, plus a potential success fee of $15,000, and will reimburse Innisfree for certain expenses.

Q: Whom should I contact if I have any questions about the proxy materials or voting?

A: If you have any questions about the proxy materials, or if you need assistance submitting your proxy or voting your shares or need additional copies of this proxy statement/prospectus or the enclosed Eagle proxy card, you should contact Innisfree, the proxy solicitation agent for Eagle, at (877) 456-3442 (for shareholders) or (212) 750-5833 (for banks and brokers).

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

For convenience, provided below is a brief summary of certain information in this proxy statement/prospectus. This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you as a shareholder of Eagle. To understand the merger fully and for a more complete description of the terms of the merger, you should read this entire proxy statement/prospectus carefully, including its annexes and the other documents to which you are referred. Additionally, important information, which you are urged to read, is contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information”. Items in this summary include a page reference directing you to a more complete description of those items.

Parties to the Merger (See page 41)

Star Bulk Carriers Corp.

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Republic of the Marshall Islands on December 13, 2006, and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk stock trades on Nasdaq under the symbol “SBLK”.

As of November 13, 2023, Star Bulk had a fleet of 117 vessels (on a fully delivered basis), with an aggregate capacity of 13.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 53,489 dwt and 209,529 dwt. In addition to its owned fleet, Star Bulk enters into time charter-in agreements for third-party vessels for durations typically less than twelve months. Star Bulk conducts a significant portion of the commercial and technical management of its vessels in-house.

Star Bulk’s principal executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and its telephone number is 011-30-210-617-8400. Star Bulk’s website address is www.starbulk.com. Information contained on Star Bulk’s website does not constitute part of this proxy statement/prospectus. Additional information about Star Bulk is included in the documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”.

Eagle Bulk Shipping Inc.

Eagle is a U.S.-based, fully integrated shipowner-operator, providing global transportation solutions to a diverse group of customers including miners, producers, traders and end users. Headquartered in Stamford, Connecticut, with offices in Singapore and Copenhagen, Eagle focuses exclusively on the versatile midsize drybulk vessel segment and owns one of the largest fleets of Supramax/Ultramax vessels in the world. Eagle performs all management services in-house (strategic, commercial, operational, technical, and administrative) and employs an active management approach to fleet trading with the objective of optimizing revenue performance and maximizing earnings on a risk-managed basis. Typical cargoes Eagle transports include both major bulk cargoes, such as iron ore, coal and grain, and minor bulk cargoes such as fertilizer, steel products, petcoke, cement and forest products. As of the date of this proxy statement/prospectus, Eagle owns and operates a modern fleet of 52 Supramax/Ultramax dry bulk vessels, with an aggregate carrying capacity of 3.16 million dwt and an average age of 10 years. In addition to its owned fleet, Eagle charters-in third-party vessels on both a short-term and long-term basis. Eagle’s principal executive offices are located at 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902, and its telephone number is (203) 276-8100. Eagle’s website address is www.eagleships.com. Information contained on Eagle’s website does not constitute part of this proxy statement/prospectus. Eagle’s stock is publicly traded on the NYSE, under the ticker symbol “EGLE”. Additional information about Eagle is included in the documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”.

Star Infinity Corp.

Merger Sub, a wholly owned subsidiary of Star Bulk, is a Marshall Islands corporation incorporated on November 22, 2023 for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and its telephone number is 011-30-210-617-8400.

The Merger and the Merger Agreement (See pages 42 and 81)

The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger. Pursuant to the merger agreement, Merger Sub will merge with and into Eagle, the separate corporate existence of Merger Sub will cease and Eagle will continue as the surviving corporation in the merger as a wholly owned subsidiary of Star Bulk. Following the merger, Eagle common stock will be delisted from the NYSE, will be deregistered under the Exchange Act and will cease to be publicly traded.

Merger Consideration (See page 81)

Subject to the terms and conditions set forth in the merger agreement, at the effective time, Eagle shareholders will have the right to receive, with respect to each share of Eagle common stock they hold at the effective time, 2.6211 validly issued, fully paid and non-assessable shares of Star Bulk common stock, with cash paid in lieu of fractional shares of Star Bulk common stock. The exchange ratio, after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, will result in Star Bulk shareholders owning approximately 71% of the outstanding shares of Star Bulk common stock following the effective time and the pre-effective time Eagle shareholders owning approximately 29% of the outstanding shares of Star Bulk common stock following the effective time on a fully diluted basis.

The exchange ratio is fixed, and the merger agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of either company’s common stock.

Fractional shares will not be issued in accordance with the merger. Any Eagle shareholders that would have received a fractional share of Star Bulk’s common stock based on the exchange ratio will instead receive an amount in cash equal to the product of such fractional part of a share of Star Bulk’s common stock, multiplied by the volume-weighted average trading price of Star Bulk common stock for the five trading days following the closing date (not counting the closing date). It is expected that Cede & Co., as nominee for the Depository Trust Company, will be treated as a single holder for purposes of receiving cash in lieu of fractional shares.

The Eagle Special Meeting (See page 108)

Time, Place and Purpose of the Eagle Special Meeting

The Eagle special meeting will be held solely as a virtual meeting via the internet at www.virtualshareholdermeeting.com/EGLE2024SM, on [            ], 2024 at [            ] a.m., Eastern Time.

At the Eagle special meeting, the Eagle shareholders will be asked to consider and vote upon (1) the merger proposal, (2) the convertible note share issuance proposal, (3) the advisory compensation proposal and (4) the adjournment proposal.

Eagle Record Date and Quorum

You are entitled to receive notice of, and to vote at, the Eagle special meeting if you are an owner of record of shares of Eagle common stock as of the close of business on [            ], 2024, the Eagle record date. As of [            ], 2024, there were [            ] shares of Eagle common stock outstanding and entitled to vote. Eagle shareholders will have one vote on all matters properly coming before the Eagle special meeting for each share of Eagle common stock owned by such Eagle shareholders on the Eagle record date.

The presence at the Eagle special meeting of the holders of a majority of the shares issued and outstanding and entitled to vote at the Eagle special meeting, present in person (via the virtual meeting website) or represented by proxy, will constitute a quorum for the transaction of business at the Eagle special meeting.

Vote Required

The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon at the Eagle special. If an Eagle shareholder present virtually at the Eagle special meeting abstains from voting, responds by proxy with an “abstain” vote, is not present virtually at the Eagle special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have the effect of a vote cast “AGAINST” such proposal.

The convertible note share issuance proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon at the Eagle special meeting. If an Eagle shareholder present virtually at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on the vote count for such proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The advisory compensation proposal requires the affirmative vote of holders of a majority of the shares of Eagle common stock, present in person (via the virtual meeting website) or by proxy at the Eagle special meeting and entitled to vote on the proposal. If an Eagle shareholder present virtually at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

The adjournment proposal requires the affirmative vote of a majority of the outstanding shares by holders of shares of Eagle common stock present in person (via the virtual meeting website) or by proxy at the Eagle special meeting and entitled to vote on the proposal. If an Eagle shareholder present virtually at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Eagle shareholder is not present virtually at the Eagle special meeting and does not respond by proxy or does not provide his, her or its bank, broker or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.

Proxies and Revocations

Any Eagle shareholder of record entitled to vote at the Eagle special meeting may submit a proxy by telephone, over the internet, by returning the enclosed Eagle proxy card in the accompanying prepaid reply envelope or may vote in person by virtually attending the Eagle special meeting. If your shares of Eagle common stock are held in “street name” through a bank, broker or other nominee, you should instruct your bank, broker or other nominee on how to vote your shares of Eagle common stock using the instructions provided by your bank, broker or other nominee.

Most Eagle shareholders have a choice of voting over the internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank, trust or other holder of record to understand which options are available to you. The internet and telephone voting procedures have been designed to authenticate Eagle shareholders, to allow you to vote your shares, and to confirm that your instructions have been properly recorded. The internet and telephone voting facilities for Eagle shareholders of record will close at 11:59 p.m., Eastern Time, on [                ], 2024. If your shares are held through a broker, bank, trust or other holder of record and internet or telephone facilities are made available to you, these facilities may close sooner than those for shareholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an internet or telephone vote) or by voting virtually at the Eagle special meeting. Executing your proxy in advance will not limit your right to vote at the Eagle special meeting if you decide to attend in person (via the virtual meeting website) by going to www.virtualshareholdermeeting.com/EGLE2024SM and using your 16-digit control number included on your proxy card, voting instruction form or notice you received. However, if your shares are held in the name of a broker, bank, trust or other holder of record, you cannot vote at the Eagle special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares entitled to vote and represented by properly executed proxies received prior to the Eagle special meeting and not revoked will be voted at the Eagle special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares should be voted on a proposal, the shares represented by your proxy will be voted as the Eagle Board recommends for such proposal.

If you are a record holder, you may change or revoke your vote before your proxy is voted at the Eagle special meeting as described herein. You may do this in one of the following four ways: (1) by logging onto the internet website specified on your Eagle proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your Eagle proxy card, in each case, if you are eligible to do so; (2) by sending a notice of revocation delivered by certified mail, return receipt requested, to the Corporate Secretary of Eagle; (3) by sending a completed Eagle proxy card bearing a later date than your original Eagle proxy card; or (4) by virtually attending the Eagle special meeting in person and voting through the virtual meeting website during the Eagle special meeting. Shareholders of record may vote shares held in their name by going to www.virtualshareholdermeeting.com/EGLE2024SM and using your 16-digit control number included on your proxy card, voting instruction form or notice you received. If you choose any of the first three methods, you must take the described action no later than the beginning of the Eagle special meeting.

Recommendation of the Eagle Board and its Reasons for the Transaction (See page 52)

After careful consideration of various factors described in “The Merger—Recommendation of the Eagle Board and its Reasons for the Transaction,” the Eagle Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement (including the merger) are fair to and in the best interests of Eagle and its shareholders, and the Eagle Board unanimously recommended that holders of Eagle common stock vote:

“FOR” the merger proposal;

“FOR” the convertible note share issuance proposal;

“FOR” the advisory compensation proposal; and

“FOR” the adjournment proposal, if necessary to solicit additional proxies if there are not sufficient votes to approve the merger proposal and/or the convertible note share issuance proposal at the time of the Eagle special meeting.

Opinion of Eagle’s Financial Advisor (See page 57)

On December 10, 2023, Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) orally rendered its opinion to the Eagle Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Eagle Board dated December 10, 2023), as to, as of December 10, 2023, the fairness, from a financial point of view, to the holders of shares of Eagle common stock of the exchange ratio provided for in the merger pursuant to the merger agreement.

Houlihan Lokey’s opinion was directed to the Eagle Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of shares of Eagle common stock of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Eagle Board, any security holder of Eagle or any other person as to how to act or vote with respect to any matter relating to the merger.

Interests of Eagle’s Directors and Executive Officers in the Merger (See page 69)

In considering the recommendations of the Eagle Board that Eagle shareholders vote “FOR” the merger proposal, Eagle shareholders should be aware that certain directors and executive officers of Eagle have agreements or arrangements that provide them with interests in the merger that may be different from, or in addition to, the interests of the other shareholders of Eagle. The Eagle Board was aware of these interests when it approved the merger agreement and the transactions contemplated thereby and recommended that Eagle shareholders vote “FOR” the merger proposal. Such interests include the following and are more fully summarized below:

•	one current director of Eagle will become a director of the combined company;

•

Costa Tsoutsoplides, the Chief Financial Officer of Eagle, will serve as Senior Advisor to Star Bulk following the completion of the merger pursuant to an employment agreement entered into on December 11, 2023;

•	employment agreements for Eagle’s executive officers provide for certain severance protections upon a qualifying termination;

•

Eagle’s executive officers have entered into amendments to their equity award agreements that provide for vesting of certain Eagle PSUs at target level performance upon the consummation of the merger and removal of mandatory holding attributable to shares of common stock issued in respect of certain Eagle PSUs and Eagle performance-based restricted shares;

•	Eagle’s non-employee directors may receive unrestricted shares of Eagle common stock and a cash fee in respect of services rendered in 2024 prior to the consummation of the merger;

•

Gary Vogel, the Chief Executive Officer of Eagle, may receive a lump sum cash bonus upon the consummation of the merger in an amount equal to Mr. Vogel’s target long-term equity incentive award (i.e., 175% of his current annual base salary), prorated based on the number of days elapsed in 2024 inclusive of the closing date;

•	Gary Weston, a current director of Eagle, held 15,000 shares of Star Bulk’s common stock at execution of the merger agreement; and

•	Eagle’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Treatment of Eagle’s Equity Awards (See page 82)

At the effective time, each Eagle RSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a restricted stock unit of Star Bulk (the “Star Bulk RSUs”) with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle RSU immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle RSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle RSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

Except as otherwise provided in the post-signing omnibus amendment and the post-signing amendment (as defined and described in the section entitled “The Merger—Interests of Eagle’s Directors and Executive Officers in the Merger—Award Agreement Amendments”), at the effective time, each Eagle PSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a Star Bulk RSU with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle PSU based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle PSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle PSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and such Star Bulk RSU will no longer be subject to performance-based vesting conditions and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

At the effective time, each Eagle restricted share outstanding as of immediately prior to the effective time of the merger, will be cancelled and converted into restricted stock of Star Bulk (the “Star Bulk restricted shares”) with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle restricted share immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle restricted share) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle restricted share immediately prior to the effective time of the merger (except for any ministerial changes).

At the effective time, each Eagle performance-based restricted share outstanding as of immediately prior to the effective time of the merger, will be cancelled and converted into Star Bulk restricted shares with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle performance-based restricted share based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle performance-based restricted share), and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle performance-based restricted share immediately prior to the effective time of the merger (except that such Star Bulk restricted share will no longer be subject to performance-based vesting conditions and except for any ministerial changes).

Treatment of Indebtedness (See page 77)

If and to the extent requested by Star Bulk, Eagle will use reasonable best efforts to arrange for the termination of Eagle’s existing credit agreement (and the related repayment thereof, or, with respect to outstanding letters of credit or the providing of “backstop” letters of credit with respect thereto) at the closing (or such other date thereafter agreed to by Eagle and Star Bulk), and procure customary payoff letters and other customary release documentation in connection therewith. Alternatively, if and to the extent requested by Star Bulk, Eagle will use reasonable best efforts to obtain any amendments or consents required under the existing credit agreement to permit the consummation of the transactions contemplated by the merger agreement and obtain any amendments or other consents under the existing credit agreement as may be reasonably requested by Star Bulk, and to execute and deliver such customary notices, agreements, documents or instruments necessary in connection therewith that will become effective on or prior to the closing. Neither an amendment to the existing credit agreement nor the execution and delivery of any such customary notices, agreements, documents or instruments necessary in connection therewith are conditions to the consummation of the transactions contemplated by the merger agreement.

In the event the required Eagle shareholder approvals are obtained, Star Bulk will, promptly upon request of Eagle, reimburse Eagle and its respective representatives for all reasonable and documented out-of-pocket expenses incurred by Eagle and its affiliates and representatives in connection with any such termination or amendment.

Ownership of Star Bulk after the Merger (See page 42)

As of the date of this proxy statement/prospectus, based on the exchange ratio, the number of outstanding shares of Eagle common stock, the number of shares underlying outstanding Eagle equity awards, the number of shares of Eagle common stock expected to be issued upon the conversion of the convertible notes and the number of outstanding shares of Star Bulk common stock, it is estimated that Star Bulk shareholders will own approximately 71% and Eagle shareholders will own approximately 29% of the issued and outstanding shares of Star Bulk common stock on a fully diluted basis immediately following the effective time.

Governance of the Combined Company after the Merger (See page 78)

Directors

The merger agreement provides that Star Bulk must take all necessary corporate action to cause, effective as of the effective time, at least one existing director of the Eagle Board to be appointed to the Star Bulk Board, subject to such designee being “independent” under the rules and regulations of the SEC and Nasdaq and any such appointment not otherwise causing Star Bulk to no longer qualify as a “foreign private issuer” under Rule 3b-4 of the Exchange Act.

Officers

The merger agreement provides that the officers of Merger Sub immediately prior to the effective time will, as of the effective time, be the officers of Eagle, which will be the surviving corporation and a wholly owned subsidiary of Star Bulk as a result of the merger.

Conditions to the Completion of the Merger (See page 100)

In addition to the approval of the merger proposal and the convertible note share issuance proposal by the Eagle shareholders, completion of the merger is subject to the satisfaction or (to the extent permitted by law) waiver of a number of other conditions, including:

•	the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and the absence of any stop order suspending the effectiveness of the Form F-4;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (i) preventing, making illegal or prohibiting the merger or the transactions contemplated by the merger agreement or (ii) that has resulted in, or would reasonably be expect to result in prior to or upon the consummation of the merger or the other transactions contemplated by the merger agreement, a burdensome condition;

•	the expiration or termination of all applicable waiting periods relating to the merger under the HSR Act and the receipt of certain approvals from applicable governmental entities;

•	the approval of the listing on Nasdaq of the shares of Star Bulk common stock to be issued in the merger as merger consideration, subject to official notice of issuance;

•	the absence of material adverse effect with respect to Eagle and Star Bulk;

•	the accuracy of the representations and warranties of Eagle and Star Bulk, as applicable, made in the merger agreement (subject to the materiality standards set forth in the merger agreement);

•	the performance by Eagle and Star Bulk, as applicable, of its pre-closing covenants and obligations under the merger agreement in all material respects; and

•

the delivery to Star Bulk or Eagle, as applicable, of a certificate signed on behalf of Eagle or Star Bulk, as applicable by a duly authorized executive officer of Eagle or Star Bulk, as applicable, certifying as to the satisfaction of the conditions described in the foregoing two bullets, as applicable.

For a more complete description of the conditions to the merger, see “The Merger Agreement—Conditions to the Completion of the Merger”.

Solicitation; Change in Recommendation (See page 94)

During the period beginning on the date of the merger agreement and continuing until 11:59 p.m., New York City time, on January 10, 2024 (the “go-shop period”), Eagle had the right to, directly or indirectly: (i) initiate, solicit, propose, facilitate, encourage, cooperate with respect to, and take any other action for the purpose thereof, whether publicly or otherwise, Eagle takeover proposals (as defined below) from each of Danaos Corporation (“Danaos”) and Castor Maritime Inc. (“Castor Maritime”) (each, a “go-shop party”); provided that Eagle concurrently supplied to Star Bulk, or gave Star Bulk access to, any non-public information concerning Eagle or its subsidiaries that was provided to, or for which access was provided to, any go-shop party which was not previously provided to Star Bulk; and (ii) enter into, engage in and maintain discussions or negotiations with a go-shop party with respect to Eagle takeover proposals (or inquiries, proposals or offers from a go-shop party that may reasonably be expected to lead to an Eagle takeover proposal from a go-shop party) and otherwise cooperate with or facilitate any such inquiries, proposals, offers, discussions or negotiations with a go-shop party.

Except as expressly permitted by the merger agreement, at all times during the period commencing from the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time, Eagle will immediately (i) cease and cause to be terminated any solicitations, discussions or negotiations with any persons that may then be ongoing with respect to which could reasonably be expected to lead to an Eagle takeover proposal, (ii) terminate all physical and electronic data room access previously granted to any such person or its representatives and (iii) request that such persons deliver to Eagle or destroy all copies of, studies based upon, and any extracts or summaries from any non-public information of Eagle in such person’s possession or control, and will not, directly or indirectly:

•

initiate, solicit, assist or knowingly encourage or facilitate the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Eagle takeover proposal;

•

enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information relating to, or afford any other person access to the business, operations, assets, books, records or personnel of Eagle in connection with, or for the purpose of, facilitating or encouraging an Eagle takeover proposal or any proposal that would reasonably be expected to lead to, an Eagle takeover proposal;

•	approve, endorse or recommend any Eagle takeover proposal or submit an Eagle takeover proposal or any matter related thereto for the approval of the Eagle shareholders;

•

waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Eagle Board unless the Eagle Board has determined, in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•	enter into any agreement or other similar agreement relating to an Eagle takeover proposal; or

•	authorize or commit to do any of the foregoing.

Notwithstanding these limitations, the merger agreement provides that, if, at any time prior to the Eagle shareholder approval of the merger proposal, Eagle receives a bona fide written Eagle takeover proposal, (i) Eagle may contact and engage in discussions with such person or group of persons solely to clarify the terms and conditions thereof, to request that any such proposal made orally be made in writing or to notify such person or group of persons of the provisions of the merger agreement, and (ii) if the Eagle Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) such Eagle takeover proposal constitutes or would reasonably be expected to result in a “superior proposal” (as defined below) and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, then Eagle may (x) enter into an acceptable confidentiality agreement with such person or group of persons making such Eagle takeover proposal and furnish information (including non-public information) to such person or group of persons; provided that Eagle will concurrently provide to Star Bulk, or give Star Bulk access to, any such non-public information and (y) engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Eagle takeover proposal.

Prior to the Eagle Board making a change in recommendation, Eagle will (i) provide Star Bulk prior written notice that the Eagle Board intends to take such action and the reasons therefor, including, in the case of an “intervening event” (as defined below), a description of the “intervening event” in reasonable detail or, in the case of a superior proposal, the identity of the party making the superior proposal, the material terms and conditions of the superior proposal and a copy of the most current version of any proposed definitive agreement(s) with respect to the superior proposal and (ii) at or after 5:00 p.m., New York City time, on the fifth business day following the day on which Eagle delivered written notice, reaffirm in good faith (after consultation with its outside legal and financial advisor) that (1) in the case of a superior proposal, such Eagle takeover proposal continues to constitute a superior proposal and (2) the failure to make a change in recommendation would be reasonably likely to be inconsistent with the Eagle Board’s fiduciary duties under applicable law. Any change in the financial terms or any other material amendment to the terms and conditions of such superior proposal will require a new written notice to be delivered by Eagle to Star Bulk, and a new three business day period. In determining whether to make a change in recommendation, the Eagle Board will take into account any changes to the terms of the merger agreement proposed in writing by Star Bulk by 5:00 p.m., New York City time, on the last business day of the applicable five business day period or three business day period, as applicable, and if requested by Star Bulk, Eagle will engage in good faith negotiations to make such adjustments to the merger agreement so that any Eagle takeover proposal would cease to constitute a superior proposal or that such failure to make a change in recommendation due to an intervening event would cease to be reasonably likely to be inconsistent with the Eagle Board’s fiduciary duties under applicable law.

For a more complete description of limitations on the solicitation of transaction proposals from third parties, see “The Merger Agreement—Solicitation; Change in Recommendation”.

Termination of the Merger Agreement (See page 102)

The merger agreement may be terminated at any time prior to the effective time under the following circumstances:

•	by mutual written consent of Star Bulk and Eagle;

•	by either Star Bulk or Eagle:

•

if the merger is not consummated on or before September 11, 2024 (which either Star Bulk or Eagle may extend not beyond December 11, 2024 if all the closing conditions have been satisfied as of such date other than receipt of consents and approvals by governmental entities) (such date, as may be extended, is referred to herein as the “end date”); provided, however, the merger agreement may not be terminated by any party if such party’s breach of any representation, warranty, covenant in the merger agreement is a principal cause of or resulted in the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before the end date;

•

if a governmental entity of competent jurisdiction has issued a final, non-appealable (or no longer appealable) restraint prohibiting the consummation of the merger; provided that this right to terminate the merger is only available to a party if such terminating party has performed in all material respects its obligations under the merger agreement to prevent the entry of and to remove such restraint in accordance with its obligations under the merger agreement; or

•

if approval of either of the merger proposal or the convertible note share issuance proposal is not obtained from the Eagle shareholders at the Eagle special meeting or at any adjournment or postponement thereof at which a proper vote on such proposals was taken.

•	by Star Bulk:

•

if Eagle breaches or fails to perform any of its covenants or agreements under the merger agreement, or if any of the representations or warranties of Eagle fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of the related closing condition under the merger agreement and (ii) is not reasonably capable of being cured by Eagle by the end date or has not been cured by Eagle within 45 days after the giving of written notice to Eagle of such breach or failure to perform or comply and stating Star Bulk’s intention to terminate the merger agreement (provided that Star Bulk is not then in material breach of any covenant or agreement under the merger agreement and no representation or warranty of Star Bulk then fails to be true and correct such that the related closing conditions set forth in the merger agreement could not then be satisfied); or

•	if an Eagle Board change in recommendation has occurred; provided that Star Bulk will not have the right to terminate if Eagle shareholder approval related to the merger proposal has been obtained; or

•	by Eagle:

•

if Star Bulk breaches or fails to perform any of its covenants or agreements under the merger agreement, or if any of the representations or warranties of Star Bulk fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of the related closing condition under the merger agreement and (ii) is not reasonably capable of being cured by Star Bulk by the end date or has not been cured by Star Bulk within 45 days after the giving of written notice to Star Bulk of such breach or failure to perform or comply and stating Eagle’s intention to terminate the merger agreement (provided that Eagle is not then in material breach of any covenant or agreement under the merger agreement and no representation or warranty of Eagle then fails to be true and correct such that the related closing conditions set forth in the merger agreement could not then be satisfied); or

•

prior to obtaining Eagle shareholder approval, if (i) Eagle has received a superior proposal, and (ii) the Eagle Board has authorized Eagle to enter into a definitive agreement to consummate a superior proposal (after complying with the procedures set forth in the merger agreement) in order to accept a superior proposal and enter into an acquisition agreement with respect to the superior proposal substantially concurrently with the termination of the merger agreement; provided that prior to or concurrently with (and as a condition to) such termination, Eagle pays the applicable termination fee to the extent due and payable under the merger agreement and in the manner provided for in the merger agreement.

Generally, all fees and expenses incurred in connection with the merger, the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated.

However, Eagle will be obligated to pay a termination fee of $20 million in cash to Star Bulk if:

•

the merger agreement is terminated for any of the reasons listed below and (i) at the time of termination, neither Star Bulk nor Merger Sub is then in breach of its representations, warranties, covenants or agreements under the merger agreement that would give rise to the failure of any closing conditions, (ii) a bona fide Eagle takeover proposal was (A) received by the Eagle Board or (B) publicly made, proposed or communicated by a third party (or shall have otherwise become publicly known) and, in the event of a termination pursuant to the second bullet below, not publicly withdrawn at least five business days prior to the Eagle special meeting and (iii) within nine months of the date the merger agreement is terminated, Eagle (A) enters into a definitive agreement with respect to an Eagle takeover proposal and such Eagle takeover proposal is subsequently consummated (regardless of whether such consummation occurs within the nine-month period) or (B) consummates an Eagle takeover proposal; provided that, for purposes of clauses (ii) and (iii) above, the references to “20%” in the definition of Eagle takeover proposal will be deemed to be references to “50%”:

•	by Star Bulk or Eagle because the merger is not consummated by the end date;

•

by Star Bulk or Eagle because either of the Eagle shareholder approvals were not obtained at the Eagle special meeting or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

•	by Star Bulk if Eagle breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of Eagle contained in the merger agreement fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a related closing condition and (ii) is not reasonably capable of being cured by Eagle by the end date or has not been cured by Eagle within 45 days after the giving of written notice to Eagle of such breach or failure to perform or comply and stating Star Bulk’s intention to terminate the merger agreement (provided that Star Bulk is not then in material breach of any covenant or agreement contained in the merger agreement and no representation or warranty of Star Bulk contained in the merger agreement then fails to be true and correct such that the related closing conditions could not then be satisfied);

•

the merger agreement is terminated (i) by Star Bulk after the Eagle Board changes its recommendation or (ii) by Eagle prior to obtaining Eagle shareholder approval of the merger proposal, if (A) Eagle has received a superior proposal, and (B) the Eagle Board has authorized Eagle to enter into a definitive agreement to consummate a superior proposal (after complying with the procedures set forth in the merger agreement) in order to accept a superior proposal and enter into an acquisition agreement with respect to the superior proposal substantially concurrently with the termination of the merger agreement.

For a more complete description of each party’s termination rights and the related termination fee obligations, see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fee”.

Accounting Treatment (See page 78)

Star Bulk prepares its financial statements in accordance with GAAP. The merger is expected to be accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with GAAP. Star Bulk will be treated as the acquiror for accounting purposes.

Material U.S. Federal Income Tax Consequences of the Merger (See page 131)

As further described below in the section entitled “Material U.S. Federal Income Tax Consequence of the Merger” it is the opinion of Akin that the merger will qualify for the intended tax treatment. This opinion is based on certain representations and undertakings from each of Eagle and Star Bulk made as of the date hereof and intended to be accurate as of the closing date. Accordingly, U.S. Holders (as defined below in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”) of Eagle common stock generally should not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of Eagle common stock for Star Bulk common stock except with respect to any cash received in lieu of fractional shares of Star Bulk common stock. However, the completion of the merger is not conditioned on the merger qualifying for the intended tax treatment or upon the receipt of an opinion of counsel to that effect. In addition, neither Eagle nor Star Bulk intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger. If the merger does not qualify for the intended tax treatment, the U.S. federal income tax consequences of the merger are described further below and would differ from those if it does qualify. You should read the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” and consult your own tax advisors regarding the U.S. federal income tax consequences of the merger to you in your particular circumstances, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Fractional Shares (See page 82)

No fractional share of Star Bulk common stock will be issued upon the surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any Star

Bulk common stock or to vote or any other rights of a Star Bulk shareholder. Each holder of shares of Eagle common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a Star Bulk share will receive, in lieu thereof, cash (without interest). It is expected that Cede & Co., as nominee for the Depository Trust Company, will be treated as a single holder for purposes of paying cash in lieu of fractional shares.

Rights of Eagle Shareholders Will Change as a Result of the Merger (See page 137)

Eagle shareholders will have different rights once they become Star Bulk shareholders due to differences between the organizational documents of Star Bulk and Eagle. These differences are described in more detail in the section entitled “Comparison of Star Bulk and Eagle Shareholder Rights”.

Listing of Star Bulk Common Stock; Delisting and Deregistration of Eagle Common Stock (See page 78)

Under the merger agreement, Star Bulk is required to use its reasonable best efforts to cause the shares of Star Bulk common stock constituting the merger consideration to be approved on Nasdaq prior to the effective time, subject to official notice of issuance. This approval is a condition to the closing of the merger.

If the merger is completed, Eagle common stock will cease to be listed on the NYSE and Eagle common stock will be deregistered under the Exchange Act.

Regulatory Matters (See page 79)

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the Federal Trade Commission (“FTC”) and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or termination of the applicable waiting period under the HSR Act. Star Bulk and Eagle each filed their respective HSR Act notification forms on December 22, 2023 and the waiting period under the HSR Act is set to expire on January 22, 2024 at 11:59 p.m., Eastern Time. The DOJ or the FTC may extend the waiting period by issuing a Request for Additional Information and documentary materials (a “Second Request”). If either agency issues a Second Request, the waiting period will be extended until 30 days after the parties substantially comply with the request.

Under Section 39 of the German Act against Restraints of Competition (“GWB”), certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Federal Cartel Office (“FCO”) and the statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination following a clearance decision of the applicable waiting period under the GWB. Star Bulk filed the applicable notification under the GWB on January 3, 2024, and received clearance from the FCO with respect to the merger on January 12, 2024.

The submission of a Business Combination Report with respect to the merger in accordance with Article 11 of the Monopoly Regulation and Fair Trade Law (“MRFTA”) and Articles 18 through 20 of its Enforcement Decree is further required to be made to the M&A Division of the Korea Fair Trade Commission (“KFTC”). Completion of the merger is subject to receipt of the necessary approval decision of the KFTC under the MRFTA. Star Bulk submitted the applicable Business Combination Report with respect to the merger on January 10, 2024. The initial merger review period has a 30-calendar day deadline from submission, however, the KFTC may extend this period by issuing a request for further information, which would have the effect of suspending the initial review period until a complete response has been provided to the satisfaction of the KFTC. On January 15, 2024, the KFTC issued a request for information (the “First RFI”). The initial review period is expected to last approximately four to six weeks (or longer) in view of the nature of the transaction and the First RFI. In the event the transaction was to be referred for an in-depth/extended review in South Korea, this could see the KFTC’s review process extended by an additional 90 calendar days (or longer).

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the DOJ or the FTC may take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, at any time before or after the completion of the merger, and notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any non-U.S. regulatory body or governmental entity and U.S. state could take action under other applicable antitrust or regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to antitrust or regulatory conditions. Private parties may also seek to take legal action under antitrust or regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Risk Factors (See page 24)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should carefully consider the risks that are described in the section entitled “Risk Factors”.

Timing of the Transaction (See page 79)

The merger is expected to be completed in the first half of 2024 after the Eagle special meeting (assuming the Eagle shareholder approval is obtained at the Eagle special meeting). Neither Eagle nor Star Bulk can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals. See “The Merger Agreement—Conditions to the Completion of the Merger”.

No Dissenters or Appraisal Rights (See page 79)

Holders of Eagle common stock are not entitled to appraisal rights under the BCA or the merger agreement with respect to the merger. For more information, see “The Merger—Timing of the Transaction”.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement/prospectus, before making a decision on the merger proposal or the other proposals presented herein, as applicable. As a Star Bulk shareholder following completion of the merger, Eagle shareholders will be subject to all risks inherent in the pre-merger businesses of both Star Bulk and Eagle. The market value of the shares of Star Bulk common stock to Eagle shareholders will reflect the performance of the business relative to, among other things, that of the competitors of Star Bulk and Eagle and general economic, market and industry conditions. The value of your investment may increase or may decline and could result in a loss. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement/prospectus. For information about the filings incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information”.

Risks Related to the Merger

Because the market value of shares of Star Bulk common stock that Eagle shareholders will receive in the merger may fluctuate, Eagle shareholders cannot be sure of the market value of the merger consideration that they will receive in the merger.

Pursuant to the merger agreement, each share of Eagle common stock will be cancelled in exchange for the right to receive 2.6211 shares of Star Bulk common stock. Accordingly, the merger consideration that Eagle shareholders will receive upon completion of the merger is a fixed number of shares of Star Bulk common stock (except to the extent of any cash received in lieu of a fractional share of Star Bulk common stock), not a number of shares that will be determined based on a fixed market value. The market value of shares of Star Bulk common stock and the market value of shares of Eagle common stock at the effective time may vary significantly from their respective values on the date that the merger agreement was executed or at other dates, such as the date of this proxy statement/prospectus or the date of the Eagle special meeting. Changes in share price may result from a variety of factors, including, among others, changes in Star Bulk’s or Eagle’s respective businesses, operations or prospects, regulatory considerations, governmental actions, legal proceedings, certain permitted dilutive share issuances and general business, market, industry or political or economic conditions. Market assessments of the benefits of the merger, the likelihood that the merger will be completed and general and industry-specific market and economic conditions may also have an effect on the market price of shares of Star Bulk common stock and shares of Eagle common stock. Many of these factors are beyond Eagle’s or Star Bulk’s control. The merger consideration will not be adjusted to reflect any changes in the market value of shares of Star Bulk common stock or the market value of shares of Eagle common stock or the number of shares of Eagle common stock or number of shares of Star Bulk common stock outstanding at the closing. Therefore, the aggregate market value of the shares of Star Bulk common stock that an Eagle shareholder is entitled to receive at the time that the merger is completed could vary significantly from the value of the equivalent shares of Star Bulk common stock on the date of this proxy statement/prospectus or the date of the Eagle special meeting and, at the time of the Eagle special meeting, Eagle shareholders will not know or be able to calculate the value of the merger consideration they would receive upon completion of the merger. Neither Star Bulk nor Eagle is permitted to terminate the merger agreement solely because of changes in the market prices of shares of Eagle common stock or shares of Star Bulk common stock. Eagle shareholders are urged to obtain current market quotations for shares of Star Bulk common stock and shares of Eagle common stock. See the section entitled “Comparative Per Share Market Price and Dividend Information” for additional information on the historical market values of shares of Star Bulk common stock and shares of Eagle common stock.

The completion of the merger is subject to a number of conditions and the merger agreement may be terminated in accordance with its terms. As a result, there is no assurance when or if the merger will be completed.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions as set forth in the merger agreement. These include, among others, at or prior to the effective time, (a) the approval and authorization of the merger agreement and the merger at the Eagle special meeting by the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon; (b) the approval of the convertible note share issuance proposal at the Eagle special meeting by the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon; (c) the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus is a part and the absence of an actual or threatened proceeding by the SEC to stop the effectiveness of the registration statement on Form F-4; (d) no governmental entity of competent jurisdiction having entered, enacted, promulgated, enforced or issued any restraints preventing, making illegal or prohibiting the consummation of the merger; (e) the expiration or termination of all applicable waiting periods (and extensions thereof) under the HSR Act and the receipt of certain other approvals from applicable governmental entities; (f) the approval for listing of the shares of Star Bulk common stock constituting the merger consideration on Nasdaq, subject to official notice of issuance; (g) the accuracy of the representations and warranties contained in the merger agreement (subject to specified materiality qualifiers); (h) compliance with the pre-closing covenants and agreements in the merger agreement in all material respects; (i) the absence of a material adverse effect with respect to Eagle and Star Bulk; and (j) the delivery to Star Bulk or Eagle, as applicable, of a certificate signed on behalf of Eagle or Star Bulk, as applicable by a duly authorized executive officer of Eagle or Star Bulk, as applicable, certifying as to the satisfaction of the conditions described in (g) and (h) hereof. There can be no assurance as to when these conditions will be satisfied or waived, if at all, or that other events will not intervene to delay or result in the failure to close the merger.

In addition, if the merger is not completed on or before the end date of September 11, 2024, either Star Bulk or Eagle may choose to terminate the merger agreement; provided, however, that the end date of September 11, 2024 may be extended by either Star Bulk or Eagle to a date not beyond December 11, 2024 if the only remaining condition to closing to be satisfied is the expiration or termination of the waiting period under the HSR Act or the receipt of certain approvals from applicable governmental entities. However, this right to terminate the merger agreement will not be available to Star Bulk or Eagle if such party has materially breached the merger agreement and the breach is the cause of or resulted in the failure of the merger to be completed prior to the end date. Star Bulk or Eagle may elect to terminate the merger agreement in certain other circumstances, and Star Bulk and Eagle can mutually decide to terminate the merger agreement at any time prior to the effective time, before or after the required approval by the Eagle shareholders. If the merger agreement is terminated, Star Bulk and Eagle may incur substantial fees in connection with the termination of the merger agreement and Star Bulk and Eagle will not recognize the anticipated benefits of the merger. For more information, see the sections entitled “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger Agreement—Termination of the Merger Agreement”.

The completion of the merger is subject to receipt of consents, orders and approvals from regulatory and governmental entities, which may delay, or result in conditions or restrictions on, the closing of the merger or prevent the closing of the merger entirely.

The completion of the merger is subject to the satisfaction or waiver of a number of conditions relating to the receipt of consents, order and approvals from regulatory and governmental entities under the HSR Act and from certain other governmental entities, as well as the absence of any injunctions, other judgments or laws prohibiting the merger. In addition, the Form F-4 must be declared effective by the SEC. As a result of these conditions, the merger may not be completed until notifications have been given and information furnished to the DOJ and the FTC and all statutory waiting period requirements under the HSR Act have been satisfied, and certain other governmental approvals have been obtained. Completion of the merger is subject to the expiration or termination of the applicable waiting period under the HSR Act and the receipt of certain other governmental approvals as described in the section “The Merger—Regulatory Matters”. Star Bulk and Eagle have made the required filings and submissions with governmental entities and the waiting period under the HSR Act will expire on January 22, 2024 at 11:59 p.m., Eastern Time. The DOJ or the FTC may extend the waiting period by issuing a Second Request. If either agency issues a Second Request, the waiting period will be extended until 30 days after the parties substantially comply with the request. Even if all required consents, orders and approvals are obtained and all necessary conditions are satisfied, the consents, orders and approvals may include restrictive terms and conditions. Regulatory and governmental entities may impose conditions on the granting of consents, orders and approvals, and if regulatory and governmental entities seek to impose conditions, lengthy negotiations may ensue among the regulatory or governmental entities, Star Bulk and Eagle. These conditions and the process of obtaining these consents, orders and approvals could delay the completion of the merger and any such conditions may not be satisfied for an extended period of time following the Eagle special meeting, if at all.

The conditions imposed by regulatory and governmental entities on the granting of consents, orders and approvals may also require divestitures relating to the divisions, operations or assets of Star Bulk and Eagle, may impose limitations or costs, and may place restrictions on the conduct of Star Bulk’s or Eagle’s business. Compliance with these conditions may reduce the anticipated benefits of the merger, which could also have an adverse effect on the combined company’s business, cash flows and results of operations, and neither Star Bulk nor Eagle can predict, what, if any, changes may be required by regulatory or governmental authorities whose consents, orders or approvals are required.

Star Bulk or Eagle may waive one or more of the closing conditions without re-soliciting shareholder approval.

Star Bulk or Eagle may determine to waive, in whole or in part, one or more of the conditions to its obligations to consummate the merger. Each of Star Bulk and Eagle currently expects to evaluate the materiality of any waiver and its effect on its respective shareholders in light of the facts and circumstances at the time to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies or voting cards is required in light of such waiver. Any determination whether to waive any condition to the merger or as to re-soliciting shareholder approval or amending this proxy statement/prospectus as a result of a waiver will be made by Star Bulk or Eagle, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.

The termination of the merger agreement could negatively impact Eagle and could result in payment of a termination fee by Eagle.

If the merger agreement is terminated in accordance with its terms and the merger is not consummated, the ongoing businesses of Eagle may be adversely affected by a variety of factors. Eagle’s business may be adversely impacted by the failure to pursue other beneficial opportunities during the pendency of the merger, by the failure to obtain the anticipated benefits of completing the merger, by payment of certain costs relating to the merger, and by the focus of its management and the employees on the merger for an extended period of time rather than on management opportunities, day-to-day activities, or other issues. The market price of shares of Eagle common stock may decline as a result of any such failures to the extent that the current market prices reflect a market assumption that the merger will be completed.

Eagle may be required to pay Star Bulk a termination fee in the amount of $20 million in the case of certain events described herein, including if the Eagle Board changes its recommendation that the shareholders of Eagle approve the merger agreement or Eagle terminates the merger agreement in order to accept a superior proposal. If the merger agreement is terminated and Eagle determines to seek another business combination or strategic opportunity, Eagle may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the merger. For more information, see the sections entitled “The Merger Agreement—Solicitation; Change in Recommendation” and “The Merger Agreement—Expenses and Termination Fee”.

The pendency of the merger could adversely affect Star Bulk’s and Eagle’s respective businesses, results of operations and financial condition.

Beginning at the time of the execution of the merger agreement and continuing until the merger closes or the merger agreement is terminated in accordance with its terms, the pendency of the merger could cause disruptions in and create uncertainty surrounding Star Bulk’s and Eagle’s businesses, including affecting Star Bulk’s and Eagle’s relationships with their existing and future customers, suppliers, partners in the business community and employees. This could have an adverse effect on Star Bulk’s and Eagle’s respective businesses, results of operations and financial condition, as well as the market prices of their shares, regardless of whether the merger is completed. Any adverse effect could be exacerbated by a prolonged delay in closing the merger. Star Bulk and Eagle could also potentially lose customers or suppliers, existing customers or suppliers may seek to change their existing business relationships or renegotiate their contracts with Star Bulk or Eagle or defer decisions concerning Star Bulk or Eagle, and potential customers or suppliers could defer entering into contracts with Star Bulk or Eagle, each as a result of uncertainty relating to the merger. In addition, in an effort to complete the merger, Star Bulk and Eagle have expended, and will continue to expend, significant management resources, which are being diverted from Star Bulk’s and Eagle’s day-to-day operations, and significant demands are being, and will continue to be, placed on the managerial, operational and financial personnel and systems of Star Bulk and Eagle in connection with efforts to complete the merger.

Third parties may terminate, alter or decline to renew existing contracts or relationships with Star Bulk or Eagle.

Each of Star Bulk and Eagle has contracts with customers, suppliers, vendors, distributors, landlords, lenders, licensors, joint venture partners and other business partners and these contracts may require Star Bulk or Eagle, as applicable, to obtain consent from these other parties in connection with the merger. If these consents cannot be obtained, the counterparties to these contracts (and other third parties with which Star Bulk and/or Eagle currently have relationships, even if not contractual) may have the ability to terminate, reduce the scope of or otherwise materially adversely alter their relationships or terms of such contracts with either or both parties in anticipation of the merger, or with the combined company following the merger. In addition, counterparties to agreements that are near termination may determine not to renew such agreements as a result of the merger or seek amendments to terms of existing contracts. The pursuit of such termination rights or amendments, or a determination not to renew such agreements, may result in Star Bulk, Eagle or the combined company suffering a loss of potential future revenue, incurring liabilities in connection with breaches of agreements or losing rights that are material to its business. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the merger. The adverse effect of such disruptions could also be exacerbated by a delay in the completion of the merger or the termination of the merger agreement.

Star Bulk and Eagle will incur substantial transaction fees and costs in connection with the merger.

Star Bulk and Eagle have incurred and expect to continue to incur additional material expenses in connection with the merger and the completion of the transactions contemplated by the merger agreement, including costs relating to obtaining required Eagle shareholder approvals and regulatory approvals. Star Bulk and Eagle have incurred significant legal, financial and other advisory services fees in connection with the process of negotiating and evaluating the terms of the merger and will continue to incur significant costs, such as legal, accounting, financial advisory, filing and printing fees, prior to and in connection with the completion of the merger. Additional significant unanticipated costs may be incurred in the course of integrating the businesses of Star Bulk and Eagle after completion of the merger. Irrespective of whether the merger is completed, Star Bulk and Eagle will need to pay certain costs relating to the merger incurred prior to the date the merger was abandoned, including legal, accounting, financial advisory, filing and printing fees. These costs may be significant and could have an adverse effect on the parties’ future results of operations, cash flows and financial condition.

Each party may not have discovered certain liabilities of the other party or other factors that may adversely affect the future financial performance of the relevant company.

In the course of the due diligence review of Star Bulk that Eagle conducted prior to the execution of the merger agreement, and the due diligence review of Eagle that Star Bulk conducted prior to the execution of the merger agreement, the party conducting due diligence may not have discovered, or may have been unable to quantify, certain liabilities of the other party or other factors that may have an adverse effect on the business, results of operations, financial condition and cash flows of the other party or the combined company after the consummation of the merger or on the value of the shares of Star Bulk common stock after the consummation of the merger. Neither party’s existing shareholders will be indemnified or otherwise compensated for any of these liabilities or other adverse effects resulting from other factors.

While the merger agreement is in effect, Eagle is subject to restrictions on its business activities. These provisions may discourage a potential competing transaction counterparty from making a favorable alternative transaction proposal.

Under the merger agreement, Eagle, subject to certain exceptions, is subject to a range of restrictions on the conduct of its business and generally must operate its business in the ordinary course prior to completing the merger (unless it obtains Star Bulk’s consent, which is not to be unreasonably withheld, conditioned or delayed). In addition, consent of Star Bulk (not to be unreasonably withheld, conditioned or delayed) is required for Eagle to take a number of enumerated non-ordinary course actions. These restrictions may constrain Eagle’s ability to pursue certain business strategies. The restrictions may also prevent Eagle from pursuing otherwise attractive business opportunities, making acquisitions and investments or making other changes to its business prior to the completion of the merger or the termination of the merger agreement. Any such lost opportunities may reduce Eagle’s competitiveness or efficiency and could lead to an adverse effect on Eagle’s business, financial results, financial condition or share prices. These interests are described in more detail in the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business”.

In addition, subject to certain exceptions, the merger agreement prohibits Eagle from (a) initiating, soliciting, assisting or knowingly encouraging or facilitating any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Eagle takeover proposal; (b) entering into, engaging in, continuing or otherwise participating in any discussions or negotiations regarding, or furnishing to any person any non-public information relating to, or affording any other person access to the business, operations, assets, books, records or personnel of Eagle in connection with, or for the purpose of facilitating or encouraging, an Eagle takeover proposal or any proposal that would reasonably be expected to lead to an Eagle takeover proposal; (c) approving, endorsing or recommending any Eagle takeover proposal or submitting an Eagle takeover proposal or any matter related thereto for the approval of Eagle shareholders; (d) waiving, terminating or modifying any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Eagle Board, unless the Eagle Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; (e) entering into any contract, letter of intent or other document or similar agreement relating to an Eagle takeover proposal; or (f) authorizing or committing to do any of the foregoing.

These provisions may limit Eagle’s ability to pursue offers from third parties that could result in greater value to Eagle shareholders than they would receive in the merger. The termination fees payable to Star Bulk may also discourage third parties from pursuing an acquisition proposal with respect to Eagle.

Although it is the intent of the parties the merger qualify for the intended tax treatment, the completion of the merger is not conditioned on the merger qualifying for the intended tax treatment.

As discussed in the section entitled “Material U.S. Federal Income Tax Consequences of the Merger”, it is the opinion of Akin that the merger will qualify for the intended tax treatment. This opinion is based on certain representations and undertakings from each of Eagle and Star Bulk made as of the date hereof and intended to be accurate as of the closing date. However, completion of the merger is not conditioned on such representations and undertakings being given as of the closing date nor that the opinion of Akin be given as of the date of closing date. The consequences if the merger does not qualify for the intended tax treatment are described under “Material U.S. Federal Income Tax Consequences of the Merger”, and U.S. holders of Eagle common stock (as defined below) should be aware such consequences generally will differ from those if the merger does qualify for the intended tax treatment. U.S. Holders of Eagle common stock should review the discussion under “Material U.S. Federal Income Tax Consequences of the Merger” in the case the merger does not qualify for the intended tax treatment.

Directors and executive officers of Eagle may have interests in the merger that differ from, are in addition to, or conflict with, the interests of Eagle shareholders generally.

The directors and executive officers of Eagle negotiated the terms of the merger agreement and the Eagle Board recommended that the Eagle shareholders vote in favor of the proposals set forth herein, including the merger proposal and the convertible note share issuance proposal. Some of these directors and executive officers may have interests in the merger that are different from, or in addition to those of Eagle shareholders generally. Additional interests of the directors and executive officers of Eagle include the following and are more fully summarized below:

•	one current director of Eagle will become a director of the combined company;

•

Costa Tsoutsoplides, the Chief Financial Officer of Eagle, will serve as Senior Advisor to Star Bulk following the completion of the merger pursuant to an employment agreement entered into on December 11, 2023;

•	employment agreements for Eagle’s executive officers provide for certain severance protections upon a qualifying termination;

•

Eagle’s executive officers have entered into amendments to their equity award agreements that provide for vesting of certain Eagle PSUs at target-level performance upon the consummation of the merger and removal of mandatory holding attributable to shares of common stock issued in respect of certain Eagle PSUs and Eagle performance-based restricted shares;

•	Eagle’s non-employee directors may receive unrestricted shares of Eagle common stock and a cash fee in respect of services rendered in 2024 prior to the consummation of the merger;

•

Gary Vogel, the Chief Executive Officer of Eagle, may receive a lump sum cash bonus upon the consummation of the merger in an amount equal to Mr. Vogel’s target long-term equity incentive award (i.e., 175% of his current annual base salary), prorated based on the number of days elapsed in 2024 inclusive of the closing date;

•	Gary Weston, a current director of Eagle, held 15,000 shares of Star Bulk’s common stock at execution of the merger agreement; and

•	Eagle’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Eagle shareholders should be aware of these interests when they consider the recommendation of the Eagle Board that Eagle shareholders vote in favor of the proposals set forth herein, including the merger proposal and the convertible note share issuance proposal. The Eagle Board was aware of these interests when it determined that the merger agreement and the transactions contemplated thereby were advisable and fair to, and in the best interests of, the Eagle shareholders and recommended that the Eagle shareholders vote “FOR” the proposals set forth herein, including the merger proposal and the convertible note share issuance proposal. These interests are described in more detail in the section entitled “The Merger—Interests of Eagle’s Directors and Executive Officers in the Merger”.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees, which could adversely affect the future business and operations of the combined company following completion of the merger.

Each of Eagle and Star Bulk are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the completion of the merger will depend in part upon the ability of the combined company to retain certain key management personnel and employees of Eagle and Star Bulk. Prior to the completion of the merger, current and prospective employees of Eagle and Star Bulk may experience uncertainty about their roles following the completion of the transactions, which may have an adverse effect on the ability of the combined company to attract or retain key management and other key personnel. In addition, no assurance can be given that the combined company, after the completion of the merger, will be able to attract or retain key management personnel and other key employees to the same extent that Star Bulk and Eagle have previously been able to attract or retain their own employees.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of the combined company following completion of the merger.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma condensed combined financial information is subject to a number of assumptions, and does not take into account any synergies related to the proposed transaction. Further, the combined company’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma condensed combined financial information that is included in this proxy statement/prospectus. In addition, the merger and post-merger integration process may give rise to unexpected liabilities and costs, including costs associated with the defense and resolution of transaction-related litigation or other claims, if any. Unexpected delays in completing the merger or in connection with the post-merger integration process may significantly increase the related costs and expenses incurred by Star Bulk. The actual financial positions and results of operations of Star Bulk and Eagle prior to the merger and that of the combined company following the merger may be different, possibly materially, from the unaudited pro forma condensed combined financial information or Eagle’s or Star Bulk’s unaudited forecasted financial information included in this proxy statement/prospectus. In addition, the assumptions used in preparing the unaudited pro forma condensed combined financial information and Eagle’s or Star Bulk’s unaudited forecasted financial information included in this proxy statement/prospectus may not prove to be accurate and may be affected by other factors. Any significant changes in the market price of Star Bulk common stock may cause a significant change in the purchase price used for Star Bulk’s accounting purposes and the unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus. For further discussion, see “Unaudited Pro Forma Condensed Combined Financial Information”.

Eagle shareholders and Star Bulk shareholders will have a reduced ownership and voting interest after the merger and will have less influence over the management of the combined company.

Eagle shareholders currently have the right to vote in the election of the Eagle Board and on certain other matters affecting Eagle. Upon the completion of the merger on the terms set forth in the merger agreement, each holder of shares of Eagle common stock that receives shares of Star Bulk common stock will become a shareholder of Star Bulk with a percentage ownership of the combined company that is smaller than the holder’s current percentage ownership of Eagle. Similarly, holders of shares of Star Bulk common stock will be diluted as a result of the issuance of shares to Eagle shareholders as the merger consideration. It is expected that, after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, the former shareholders of Eagle, as a group, will receive shares in the merger constituting approximately 29% of the outstanding shares of Star Bulk common stock immediately following the merger and existing shareholders of Star Bulk will retain approximately 71% of the outstanding shares of Star Bulk common stock on a fully diluted basis immediately following the merger. In addition, as of immediately following the merger, former directors of Eagle will constitute one of the 10 members of the combined company’s board of directors. As a result, holders of shares of Eagle common stock, as a group, will have significantly less influence on the management and policies of Star Bulk than they now have on the management and policies of Eagle.

Star Bulk and Eagle may be targets of shareholder class actions or derivative actions, which could result in substantial costs and may delay or prevent the merger from being completed.

Shareholder class action lawsuits or derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. One of the conditions to consummating the merger is that no governmental entity has enacted or promulgated any statute, rule, regulation or law that prohibits or makes illegal the consummation of the merger and that there is no order or injunction issued by any governmental entity in effect preventing the consummation of the merger. Consequently, if a claimant secures injunctive or other relief prohibiting, delaying or otherwise adversely affecting Star Bulk’s or Eagle’s ability to complete the merger on the terms contemplated by the merger agreement, then such law or injunctive or other relief may prevent consummation of the merger in a timely manner or at all.

The Eagle Board has not requested, and does not anticipate requesting, an updated opinion from its financial advisor, Houlihan Lokey, reflecting changes in circumstances that may occur between the signing of the merger agreement and the completion of the merger.

Consistent with market practice, the Eagle Board has not obtained an updated opinion from its financial advisor, Houlihan Lokey, as of the date of this proxy statement/prospectus, and does not expect to receive an updated, revised or reaffirmed opinion prior to the completion of the merger. Changes in the operations and prospects of Eagle, general market and economic conditions and other factors that may be beyond the control of Star Bulk and Eagle, and on which Houlihan Lokey’s opinion was based, may significantly alter the value of Star Bulk and Eagle or the market price of shares of Star Bulk common stock and shares of Eagle common stock by the time the merger is completed. Houlihan Lokey’s opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. The Eagle Board’s recommendation that Eagle shareholders vote “FOR” the merger proposal and the convertible note share issuance proposal, however, is made as of the date of this proxy statement/prospectus. For a description of the opinion that the Eagle Board received from Houlihan Lokey, see the section entitled “The Merger—Opinion of Eagle’s Financial Advisor”.

Eagle shareholders will not be entitled to appraisal rights under Marshall Islands law in connection with the merger.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Under the BCA, shareholders of a Marshall Islands corporation do not have appraisal rights if the common stock they hold, as of the record date for determining the shareholders entitled to vote at a meeting of shareholders to act upon a merger, is listed on a national securities exchange. Since shares of Eagle common stock are listed on the NYSE, a national securities exchange, on the record date for the Eagle special meeting, Eagle shareholders will not be entitled to appraisal rights in connection with the merger.

Risks Related to Eagle’s Business

You should read and consider the risk factors specific to Eagle’s business that will also affect the combined company after completion of the merger. These risks are described in “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in “Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, which are incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to Star Bulk’s Business

You should read and consider the risk factors specific to Star Bulk’s business that will also affect the combined company after completion of the merger. These risks are described in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and Star Bulk’s subsequent reports on Form 6-K, which are incorporated by reference into this proxy statement/prospectus, and in other documents that are incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Risks Related to Star Bulk Following the Merger

The combined company may not realize all of the anticipated benefits of the merger or those benefits may take longer to realize than expected. The combined company may also encounter significant difficulties in integrating the two businesses.

Star Bulk anticipates that the merger will generate estimated annual cost and revenue synergies in excess of $50 million within the 12-18 months after closing. However, there is a risk that some or all of the expected benefits of the merger may fail to materialize, or may not occur within the anticipated time periods. The realization of the anticipated benefits may be affected by a number of factors, many of which will be beyond the control of Star Bulk. The challenge of combining previously independent businesses makes evaluating the business and future financial prospects of Star Bulk following the merger difficult. Star Bulk and Eagle have operated and, until the completion of the merger, will continue to operate, independently. The past financial performance of each of Star Bulk and Eagle may not be indicative of the future financial performance of the combined company. Realization of the anticipated benefits in the merger will depend, in part, on the ability of Star Bulk and Eagle to successfully integrate their operations in an efficient and timely manner and without adversely affecting current revenues and investments in future growth.

The combined company will be required to devote significant management attention and resources to integrating its business practices and support functions, including aligning policies and internal controls of the two companies. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the subsequent coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of the combined company following the merger. The coordination process may also result in additional and unforeseen expenses.

The forecasts relating to Eagle and Star Bulk that were prepared in connection with the merger may not be realized, which may adversely affect the market price of shares of Star Bulk common stock following the merger.

In connection with their respective evaluations of the merger, the Eagle Board and Star Bulk Board each relied on, among other things, internal stand-alone forecasts prepared by Eagle and Star Bulk management, respectively (for more information see the sections entitled “The Merger—Certain Unaudited Forecasted Financial Information of Eagle” and “The Merger—Certain Unaudited Forecasted Financial Information of Star

Bulk”). These forecasts were not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. These projections are inherently based on estimates and assumptions that are subject to the judgment of those preparing them. These projections are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of Star Bulk and Eagle. Star Bulk’s or Eagle’s financial condition or results of operations may not be consistent with those set forth in the forecasts, which could have a material impact on the market price of shares of the Star Bulk common stock following the merger.

Disruption in the financial markets could affect the combined company’s ability to refinance existing obligations on favorable terms, or at all.

Star Bulk and Eagle both have existing debt obligations (Star Bulk’s and Eagle’s debt for borrowed money will remain outstanding following the merger), some of which the combined company may in the future wish to repay or refinance on an opportunistic basis. However, disruptions in the credit markets or uncertainty in the United States or elsewhere could result in a tightening of financial markets. As a result of financial market turmoil, the combined company may not be able to obtain the necessary funding to refinance its existing debt obligations on favorable terms (or at all). If the combined company is unable to successfully refinance its obligations at reasonable terms and conditions (including, but not limited to, pricing and other fee payments), this could result in additional costs to the combined company.

Following the consummation of the merger, the combined company’s substantial level of indebtedness and debt service obligations could adversely affect its business.

Following the completion of the merger, the combined company will have a significant amount of indebtedness outstanding. On a pro forma basis, the consolidated indebtedness of the combined company would have been approximately $1,534 million as of September 30, 2023 (see “Unaudited Pro Forma Condensed Combined Financial Information,” including the notes thereto). The combined company’s future net consolidated borrowing costs, which cannot be predicted at this time, will depend on rates in effect from time to time, the structure of the indebtedness, taxes and other factors.

This substantial level of indebtedness could have important consequences to the combined company’s business, including, but not limited to:

•	limiting the combined company’s ability to borrow additional funds and increasing the cost of any borrowing;

•	increasing the combined company’s vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•	limiting the combined company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates;

•	placing the combined company at a competitive disadvantage as compared to its competitors, to the extent that they are not as highly leveraged; and

•	restricting the combined company from pursuing potential business opportunities.

The combined company’s future results will suffer if it does not effectively manage its expanded operations following the merger.

The combined company’s future success depends, in part, upon Star Bulk’s ability to realize the anticipated benefits and cost savings from combining Star Bulk’s and Eagle’s businesses, including the need to integrate the operations and business of Eagle into its existing business in an efficient and timely manner, to combine systems and management controls and to integrate relationships with customers, vendors, industry contacts and business partners.

The anticipated benefits and cost savings of the merger may not be realized fully or at all, may take longer to realize than expected or could have other adverse effects that Star Bulk does not currently foresee. Some of the assumptions that Star Bulk has made, such as the achievement of operating synergies, may not be realized.

The combined company may be unable to make desirable acquisitions or to integrate successfully any businesses it acquires.

The future success of the combined company may depend in part on mergers or acquisitions or vessel acquisitions intended to complement, enhance or expand the combined company’s business or that might otherwise offer growth opportunities. The combined company’s ability to complete transactions in the future may be hindered by a number of factors, including potential difficulties in obtaining financing or in issuing the combined company’s own securities as payment in acquisitions or obtaining regulatory approvals.

Any future merger or acquisition that the combined company undertakes may pose risks related to the integration of the new business with the combined company’s business. The combined company may not achieve the benefits it expects from a particular merger, acquisition or investment, and furthermore, mergers, acquisitions or investments may also expose the combined company to various unanticipated liabilities. Mergers and acquisitions may also strain the combined company’s managerial and operational resources, as the challenge of managing new operations may divert its staff from monitoring and improving operations in its existing operations. If the combined company fails to coordinate its resources effectively to manage both its existing operations and any businesses the combined company acquires or with which it merges, this could have a material adverse effect on the combined company’s business, results of operations or financial condition.

The market price of Star Bulk’s common stock may decline as a result of the merger, including as a result of some Eagle and/or Star Bulk shareholders adjusting their portfolios.

Star Bulk expects that it will issue or reserve for issuance approximately 33,801,999 shares of Star Bulk common stock in order to deliver the merger consideration to Eagle shareholders at the effective time in connection with the merger, to convert Eagle equity awards into Star Bulk restricted shares and Star Bulk RSUs, as applicable, at the completion of the merger and in connection with the convertible notes. The issuance of the shares of Star Bulk common stock and the sale of additional shares that may become eligible for sale in the public market from time to time could have the effect of depressing the market value for shares of Star Bulk common stock. The increase in the number of shares of Star Bulk common stock may lead to sales of Star Bulk common stock or the perception that sales may occur, either of which may adversely affect the market for, and the market value of, shares of Star Bulk common stock.

In addition, the market price of shares of Star Bulk’s common stock may decline as a result of the merger if, among other things, the operational cost savings estimates in connection with the integration of Eagle and Star Bulk’s respective businesses are not realized or if the transaction costs related to the merger are greater than expected. The market price also may decline if the combined company does not achieve the perceived benefits of the merger as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the transactions on the combined company’s financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about the combined company’s business, the price and/or trading volume of shares of the combined company’s common stock could decline.

The trading market for shares of the combined company’s common stock will depend, in part, on the research and reports that securities or industry analysts publish about the combined company and its business. If too few analysts maintain coverage of the combined company, the trading price for its shares might be adversely affected. Similarly, if one or more of the analysts currently covering Eagle cease coverage of the combined company or fail to publish reports on it regularly, demand for shares of the combined company’s common stock could decrease, which might cause the price of shares of the combined company’s common stock and trading volume to decline. In addition, if analysts publish inaccurate or unfavorable research about the combined company’s business, the price and/or trading volume of shares of the combined company’s common stock could decline.

Future offerings of debt or equity securities by the combined company may materially adversely affect the share price, and future capitalization measures could lead to substantial dilution of existing shareholders’ interests in the combined company.

The combined company may seek to raise additional equity through the issuance of new shares or convertible or exchangeable bonds to finance future organic growth or acquisitions. Increasing the number of issued shares would dilute the ownership interests of existing shareholders. Shareholders’ ownership interests could also be diluted if other companies or equity interests in companies are acquired in exchange for new shares of the combined company’s common stock to be issued and if shares are issued to employees under future equity incentive plans that may be adopted.

Each of Eagle and Star Bulk expects to incur substantial expenses related to the completion of the merger and the integration of Eagle and Star Bulk’s respective businesses.

Each of Eagle and Star Bulk will incur substantial expenses in connection with the completion of the merger to integrate a large number of processes, policies, procedures, operations, technologies and systems of Eagle and Star Bulk in connection with the merger. The substantial majority of these costs will be non-recurring expenses related to the transactions and facilities and systems consolidation costs. The combined company may incur additional costs or suffer loss of business under third-party contracts that are terminated or that contain change in control or other provisions that may be triggered by the completion of the transactions, and/or losses of, or decreases in orders by, customers, and may also incur other costs related to key management personnel and employees such as retention or severance costs. Eagle and Star Bulk will also incur transaction fees and costs related to formulating integration plans for the combined business, and the execution of these plans may lead to additional unanticipated costs and time delays. These incremental transaction-related costs may exceed the savings the combined company expects to achieve from the elimination of duplicative costs and the realization of other efficiencies related to the integration of the businesses, particularly in the near term and in the event there are material unanticipated costs. Factors beyond the parties’ control could affect the total amount or timing of these expenses, many of which, by their nature, are difficult to estimate accurately.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE INFORMATION

The following tables present Star Bulk’s and Eagle’s historical and pro forma per share data as of and for the year ended December 31, 2022 and as of and for the nine months ended September 30, 2023. The pro forma per share data for the year ended December 31, 2022 and for the nine months ended September 30, 2023 is presented as if the merger had been completed on January 1, 2022. Except for the historical information for the year ended December 31, 2022 used to prepare the table below, the information provided in the tables below is unaudited. This information should be read together with the historical consolidated financial information and related notes of Star Bulk and Eagle, which is incorporated by reference in this proxy statement/prospectus, and with the unaudited pro forma condensed combined financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information”.

The unaudited pro forma combined per share data is presented for illustrative purposes only and is not necessarily indicative of actual or future financial position or results of operations that would have been realized if the transaction had been completed as of the date indicated or will be realized upon the completion of the merger. The summary pro forma information is preliminary, based on initial estimates of the fair value of assets acquired (including intangible assets) and liabilities assumed, and is subject to change as more information regarding the fair values are obtained, which changes could be materially different than the initial estimates.

	As of and for the Year Ended December 31, 2022	As of and for the Nine Months Ended September 30, 2023
Star Bulk Historical
Basic net earnings (loss) from operations per share	$5.54	$1.31
Diluted net earnings (loss) from operations per share	5.52	1.30
Cash dividends declared per share	6.50	1.35
Eagle Historical
Basic net earnings (loss) from operations per share	19.09	1.38
Diluted net earnings (loss) from operations per share	15.57	1.36
Cash dividends declared per share	8.05	1.28
Pro Forma Combined
Basic net earnings (loss) from operations per share	6.39	1.19
Diluted net earnings (loss) from operations per share	6.00	1.14
Cash dividends declared per share	6.12	1.22
Pro Forma Combined (Equivalent Eagle)(1)
Basic net earnings (loss) from operations per share	16.76	3.11
Diluted net earnings (loss) from operations per share	15.72	2.98
Cash dividends declared per share	16.05	3.19

(1)	Determined using the pro forma combined per share data multiplied by the exchange ratio of 2.6211.

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

The following table sets forth the closing sale prices per share of Star Bulk common stock on Nasdaq and Eagle common stock on the NYSE, in each case on December 8, 2023, the last trading day prior to the public announcement of the merger agreement, and on [            ], 2024, the last practicable trading day prior to the mailing of this proxy statement/prospectus. Star Bulk common stock is traded on Nasdaq under the symbol “SBLK” and Eagle common stock is traded on the NYSE under the symbol “EGLE”. The high and low overall trading prices for the Star Bulk common stock on December 8, 2023, the last trading day immediately prior to the public announcement of the merger, were $20.42 and $20.04, respectively. The high and low overall trading prices for the Eagle common stock on December 8, 2023, the last trading day immediately prior to the public announcement of the merger agreement, were $44.89 and $43.98, respectively. The table also shows the estimated implied value of the merger consideration proposed for each share of Eagle common stock as of the same two dates. The implied value for share consideration was calculated by multiplying the closing sales price of a share of Star Bulk common stock on the relevant date by the exchange ratio of 2.6211 shares of Star Bulk common stock for each share of Eagle common stock.

	Star Bulk Common Stock		Eagle Common Stock		Implied Share Value of Share Consideration
December 8, 2023	$20.07		$44.85		$52.61
[ ], 2024	[	]	[	]	[	]

The market prices of Star Bulk common stock and Eagle common stock have fluctuated since the date of the announcement of the merger agreement and will continue to fluctuate prior to the completion of the merger. No assurance can be given concerning the market prices of Star Bulk common stock or Eagle common stock before completion of the merger or of Star Bulk common stock after the completion of the merger. Because the exchange ratio, which determines the merger consideration, will not be adjusted for changes in the market prices of either Star Bulk common stock or Eagle common stock, the market price of Star Bulk common stock (and, therefore, the value of the merger consideration) when received by the Eagle shareholders after the merger is completed could be greater than, less than or the same as shown in the table above. Accordingly, these comparisons may not provide meaningful information to shareholders in determining how to vote with respect to the proposals described in this proxy statement/prospectus. We urge you to obtain current market quotations for Star Bulk common stock and Eagle common stock and to review carefully the other information contained in this proxy statement/prospectus. Please see “Risk Factors—Risks Related to the Merger—Because the market value of shares of Star Bulk common stock that Eagle shareholders will receive in the merger may fluctuate, Eagle shareholders cannot be sure of the market value of the merger consideration that they will receive in the merger”.

For more information on the market for Star Bulk’s or Eagle’s common equity, related shareholder matters and issuer purchases of equity securities, see Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, or Eagle’s Annual Report on Form 10-K for the fiscal year ended December  31, 2022, which are each incorporated by reference into this proxy statement/prospectus.

Dividend Information

The table below summarizes the dividends paid on Star Bulk common stock:

	Amount	Amount Per Share
	($ in millions, except per share amounts)
Year Ended 2022:
First Quarter	$204.8	$2.00
Second Quarter	170.5	1.65
Third Quarter	169.8	1.65
Fourth Quarter	123.6	1.20

Total in 2022	668.7

	Amount	Amount Per Share
	($ in millions, except per share amounts)
Year Ended 2023:
First Quarter	$62.1	$0.60
Second Quarter	36.1	0.35
Third Quarter	41.4	0.40
Fourth Quarter	18.5	0.22

Total in 2023	158.1

The terms of the merger agreement limit the ability of Star Bulk to declare or pay additional dividends during the pendency of the merger without Eagle consent, other than Star Bulk’s regular quarterly dividend with respect to Star Bulk common stock (with declaration, record and payment dates and amounts consistent with past practice and in accordance with Star Bulk’s dividend policy).

The table below summarizes the dividends paid on Eagle common stock:

	Amount	Amount Per Share
	($ in millions, except per share amounts)
Year Ended 2022:
First Quarter	$26.8	$2.05
Second Quarter	26.0	2.00
Third Quarter	28.8	2.20
Fourth Quarter	23.4	1.80

Total in 2022	105.0

	Amount	Amount Per Share
	($ in millions, except per share amounts)
Year Ended 2023:
First Quarter	$8.6	$0.60
Second Quarter	1.4	0.10
Third Quarter	5.8	0.58
Fourth Quarter	1.0	0.10

Total in 2023	16.8

The terms of the merger agreement limit the ability of Eagle to declare or pay dividends prior to the completion of the merger, other than Eagle’s regular quarterly dividend with respect to Eagle common stock (with declaration, record and payment dates and amounts consistent with past practice and in accordance with Eagle’s dividend policy). In addition, certain of Eagle’s debt instruments place restrictions on its ability to pay cash dividends.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Star Bulk and Eagle have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook,” “attempt,” “forecast,” “continue,” “project,” “projection,” “goal,” “target,” or “objective,” the negative of these words, other terms of similar meaning or the use of future dates. These forward-looking statements are based on Star Bulk’s and Eagle’s current expectations and beliefs concerning future developments and their potential effect on their respective businesses.

The forward-looking statements contained in this proxy statement/prospectus are largely based on Star Bulk’s and Eagle’s expectations for the future, which reflect certain estimates and assumptions made by their respective managements. These estimates and assumptions reflect Star Bulk’s and Eagle’s best judgment based on currently known market conditions, operating trends and other factors. Although Star Bulk and Eagle believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond Star Bulk’s and Eagle’s control. As such, managements’ assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in this proxy statement/prospectus and the risks described in “Part I. Item 3. Key Information D. Risk Factors” of Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 and “Part I. Item 1A. Risk Factors” of Eagle’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the risks described in “Part II. Item 1A. Risk Factors” of Eagle’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023, as well as risks described from time to time in Star Bulk’s Current Reports on Form 6-K, Eagle’s Current Reports on Form 8-K and other SEC filings made from time to time.

These cautionary statements qualify all forward-looking statements attributable to Star Bulk or Eagle, or persons acting on either’s behalf. Star Bulk management and Eagle management caution you that the forward-looking statements contained in this proxy statement/prospectus are not guarantees of future performance, and neither Star Bulk nor Eagle can assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to:

•	uncertainties as to the timing of the contemplated transactions;

•

the ability of the parties to receive the required regulatory approvals for the merger (and the risks that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Eagle shareholders required in connection with the contemplated transactions;

•	the occurrence of events, changes or other circumstances that could give rise to a right of one or both parties to terminate the merger agreement;

•	risks relating to the value of the shares of Star Bulk common stock to be issued in the merger;

•	the possibility that a competing proposal will be made;

•	the possibility that costs or difficulties related to the integration of Star Bulk’s and Eagle’s operations will be greater than expected;

•

the possibility that the closing conditions to the proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval;

•	the effects of disruption by the announcement of the contemplated transactions making it more difficult to maintain relationships with employees, customers, vendors and other business partners;

•	risks related to the proposed transaction diverting management’s attention from Star Bulk’s and Eagle’s ongoing business operations;

•	the possibility that the expected synergies and value creation from the proposed transaction will not be realized, or will not be realized within the expected time period;

•	risks related to Star Bulk’s ability to successfully integrate Eagle’s operations and employees;

•

the risk that shareholder litigation in connection with the contemplated transactions may affect the timing or occurrence of the contemplated transaction or result in significant costs of defense, indemnification and liability;

•	the risk that the anticipated tax treatment of the proposed transaction is not obtained;

•	other business effects, including effects of the industry, economic or political conditions outside of the control of the parties to the contemplated transaction;

•	transaction costs;

•	future availability of credit and factors that may affect such availability, including credit market conditions and capital structure;

•	new business and investment opportunities;

•	actual or contingent liabilities;

•	the ability to hire and retain key personnel; and

•	natural disasters and epidemics.

All subsequent written and oral forward-looking statements concerning Star Bulk, Eagle, the merger, the combined company or other matters attributable to Star Bulk or Eagle or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Star Bulk nor Eagle undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

PARTIES TO THE MERGER

Information about Star Bulk Carriers Corp.

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Republic of the Marshall Islands on December 13, 2006 and maintains offices in Athens, New York, Limassol, Singapore and Germany. Star Bulk stock trades on Nasdaq under the symbol “SBLK”.

As of November 13, 2023, Star Bulk had a fleet of 117 vessels (on a fully delivered basis), with an aggregate capacity of 13.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 53,489 dwt and 209,529 dwt. In addition to its owned fleet, Star Bulk enters into time charter-in agreements for third-party vessels for durations typically less than twelve months. Star Bulk conducts a significant portion of the commercial and technical management of its vessels in-house.

Star Bulk’s principal executive offices are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and its telephone number is 011-30-210-617-8400. Star Bulk’s website address is www.starbulk.com. Information contained on Star Bulk’s website does not constitute part of this proxy statement/prospectus. Additional information about Star Bulk is included in the documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”.

Information about Star Infinity Corp.

Merger Sub, a wholly owned subsidiary of Star Bulk, is a Marshall Islands corporation incorporated on November 22, 2023 for the purpose of effecting the merger. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement. The principal executive offices of Merger Sub are located at c/o Star Bulk Management Inc., 40 Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, and its telephone number is 011-30-210-617-8400.

Information about Eagle Bulk Shipping Inc.

Eagle is a U.S.-based, fully integrated shipowner-operator, providing global transportation solutions to a diverse group of customers including miners, producers, traders and end users. Headquartered in Stamford, Connecticut, with offices in Singapore and Copenhagen, Eagle focuses exclusively on the versatile midsize drybulk vessel segment and owns one of the largest fleets of Supramax/Ultramax vessels in the world. Eagle performs all management services in-house (strategic, commercial, operational, technical and administrative) and employs an active management approach to fleet trading with the objective of optimizing revenue performance and maximizing earnings on a risk-managed basis. Typical cargoes Eagle transports include both major bulk cargoes, such as iron ore, coal and grain and minor bulk cargoes such as fertilizer, steel products, petcoke, cement, and forest products. As of the date of this proxy statement/prospectus, Eagle owns and operates a modern fleet of 52 Supramax/Ultramax dry bulk vessels, with an aggregate carrying capacity of 3.16 million dwt and an average age of 10 years. In addition to its owned fleet, Eagle charters-in third-party vessels on both a short-term and long-term basis.

Eagle’s principal executive offices are located at 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902, and its telephone number is (203) 276-8100. Eagle’s website address is www.eagleships.com. Information contained on Eagle’s website does not constitute part of this proxy statement/prospectus. Eagle’s stock is publicly traded on the NYSE, under the ticker symbol “EGLE”. Additional information about Eagle is included in the documents incorporated by reference in this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information”.

THE MERGER

Terms of the Merger

The Closing

At the effective time, Merger Sub will be merged with and into Eagle, with Eagle surviving the merger as a wholly owned subsidiary of Star Bulk. As a result, among other things, Star Bulk will become the ultimate parent of Eagle and all of its subsidiaries.

The closing of the merger will take place via electronic exchange of documents at 10:00 a.m., New York City time, on the second business day following the satisfaction or, to the extent permitted by applicable law, waiver of the conditions to the consummation of the merger set forth in the merger agreement (except for conditions that by their nature are to be satisfied at the closing), unless another date or place is agreed to in writing by Eagle and Star Bulk.

The Merger Consideration

Subject to the terms and conditions set forth in the merger agreement, at the effective time, Eagle shareholders will have the right to receive, with respect to each share of Eagle common stock they hold at the effective time, 2.6211 fully paid and non-assessable shares of Star Bulk common stock, with cash paid in lieu of fractional shares of Star Bulk common stock. After taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes, the exchange ratio will result in the pre-effective time Star Bulk shareholders owning approximately 71% of the outstanding shares of Star Bulk common stock following the effective time of the merger and the pre-effective time Eagle shareholders owning approximately 29% of the outstanding shares of Star Bulk common stock on a fully diluted basis following the effective time.

The merger agreement does not contain any provision that would adjust the exchange ratio, including as a result of fluctuations in the market value of either company’s common stock. Because of this, the implied value of the stock consideration to Eagle shareholders will fluctuate between now and the completion of the merger and will depend on the market value of Star Bulk common stock at the time the merger is completed.

At the effective time, all shares of Eagle common stock that are held by Eagle, Star Bulk, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries will be cancelled and will cease to exist and no consideration will be delivered in exchange for those shares.

Fractional shares will not be issued in connection with the merger. Any Eagle shareholders that would have received a fractional share of Star Bulk common stock based on the exchange ratio above will instead receive an amount in cash equal to the product of such fractional part, multiplied by the volume-weighted average trading price of shares of Star Bulk common stock on Nasdaq for the five trading days following the closing date (not counting the closing date).

Director and Officer Indemnification

Under the merger agreement, certain indemnification and insurance rights exist in favor of Eagle’s current and former directors and officers. See “The Merger Agreement—Covenants and Agreements” and “The Merger Agreement—Indemnification and Insurance” for information about these rights.

Background of the Merger

Eagle’s management and the Eagle Board regularly assess Eagle’s market environment, operations, fleet makeup, financial profile and overall strategic positioning, with the objective of maximizing long-term shareholder value. These assessments have included, from time to time, consideration of potential alternatives that would further Eagle’s strategic objectives and ability to generate accretive growth, while taking into account the expected opportunities and risks associated with such potential alternatives. Similarly, Eagle’s management team periodically explores, evaluates and discusses with the Eagle Board various strategic alternatives potentially available to Eagle, including acquisitions and divestitures, joint ventures and other potential transactions.

In February 2023, Mr. Paul Leand, chairman of the Eagle Board, became aware that Oaktree Capital Management, L.P. and its affiliates (collectively, “Oaktree”), Eagle’s then largest shareholder, was considering selling its shares of Eagle common stock (which represented approximately 27.64% of the then outstanding shares of Eagle common stock) to a third-party buyer. Given that Oaktree’s shares of Eagle common stock represented a material block and a transfer of such shares to a third party could have had a significant impact on Eagle’s governance and ability to execute on its strategic plan, Eagle immediately began considering potential options. Between February 2023 and June 2023, Eagle’s management and the Eagle Board thoroughly assessed and reviewed various alternatives and consulted with its legal advisors, Hogan Lovells US LLP (“Hogan Lovells”) and Akin, and financial advisor, Houlihan Lokey, who was engaged in May 2023 in connection with the Oaktree transaction, to determine if the repurchase of the Oaktree shares would be beneficial to Eagle and its shareholders. As a result of its review and consultation with outside advisors, the Eagle Board determined to negotiate with Oaktree for the purchase of such shares of Eagle common stock.

On June 16, 2023, Danaos filed a Schedule 13G with the SEC in which it reported that as of June 6, 2023, Danaos had acquired 1,370,836 shares of Eagle common stock, representing 9.99% of the issued and outstanding shares of Eagle common stock.

On June 22, 2023, Eagle entered into a securities purchase agreement with Oaktree for the purchase of its shares of Eagle common stock and implemented a rights plan.

On June 26, 2023, Danaos published a letter criticizing Eagle’s repurchase of the Eagle common stock held by Oaktree and the adoption by the Eagle Board of the rights plan.

On June 30, 2023, Castor Maritime filed a Schedule 13G with the SEC which disclosed that it had acquired 1,391,500 shares of Eagle common stock, for a total holding representing approximately 14.99% of the issued and outstanding shares of Eagle common stock, on June 20, 2023.

Later on June 30, 2023, the Eagle Board issued a letter to Danaos in response to its letter of June 26, 2023, in which the Eagle Board explained that the rights plan was adopted as a means to advance the best interest of its shareholders and to create maximum sustainable value for all of the Eagle shareholders. The Eagle Board further explained that it was in the best interest of the shareholders to facilitate Oaktree’s exit in a way that would prevent an entity, person or group from acquiring effective control without paying a control premium, minimize disruption and ensure that all shareholders would have a say in the future of Eagle. It also noted that the limited duration rights plan was necessary given the rapid and significant change in the recent shareholder base, and that the rights plan would expire on June 22, 2024 unless approved by the Eagle shareholders.

Over the course of the spring and the summer in 2023, representatives of Eagle participated in separate discussions with representatives of Danaos and Castor Maritime regarding their views with respect to Eagle going forward and certain related items. During the course of these discussions, representatives of Eagle inquired as to whether Danaos or Castor Maritime was planning or was interested in making an offer to acquire all of Eagle. Each of Danaos and Castor Maritime indicated that it was not interested in making such an offer at that time.

On July 6, 2023, Danaos filed a Schedule 13D (effectively updating its previously filed Schedule 13G) with the SEC (i) disclosing that, as a result of Eagle’s repurchase of Oaktree’s shares, Danaos now held approximately 16.7% of the issued and outstanding shares of Eagle common stock and (ii) responding to the Eagle Board’s letter of June 30, 2023.

In late June 2023, representatives of Star Bulk initiated discussion with Mr. Leand to inquire as to whether Eagle would be interested in a potential transaction with Star Bulk.

On July 4, 2023, representatives of Star Bulk sent Mr. Leand a draft term sheet for a proposed NAV to NAV transaction between Eagle and Star Bulk, whereby Eagle would merge in a stock for stock transaction with a wholly owned subsidiary of Star Bulk. The draft term sheet indicated that following the proposed transaction, the Star Bulk Board would be composed of 11 directors, including 10 directors from the existing Star Bulk Board and one director from the existing Eagle Board. In addition, the draft term sheet contemplated that Eagle’s bank debt would be rolled over into the new capital structure. Mr. Leand sent the draft term sheet to the Eagle Board and Eagle’s management.

At a meeting of the Eagle Board held by telephone and videoconference on July 7, 2023 and attended by certain members of the management team and representatives of Akin and Hogan Lovells, Mr. Leand provided an update with respect to his separate conversations with representatives of both Danaos and Castor Maritime. The Eagle Board also discussed the draft term sheet received from Star Bulk on July 4, 2023. Following discussion of these and certain other items among the members of the Eagle Board, including (i) the positions taken by Danaos and Castor Maritime and (ii) the scheduled expiration of the rights plan on June 22, 2024 if such plan was not approved by the Eagle shareholders prior to such time, the Eagle Board elected not to pursue any specific transaction at such time, including the transaction contemplated by the draft term sheet received from Star Bulk, but directed Eagle’s management to conduct a strategic review of its competitive landscape and capital structure, after which the Eagle Board would evaluate strategic alternatives to maximize value for all Eagle shareholders.

In late July 2023, Eagle’s management discussed with the Eagle Board a preliminary strategic review, following which the Eagle Board approved the engagement by Eagle of a financial advisor in connection with the strategic review process. In September 2023, Eagle engaged Houlihan Lokey as its advisor because of, among other things, the Eagle Board’s recent experience with Houlihan Lokey during the repurchase of Oaktree’s shares of Eagle common stock, Houlihan Lokey’s significant knowledge of the shipping industry, strong investment banking reputation and experience in advising companies and boards of directors in connection with a variety of corporate transactions.

On September 7, 2023, Eagle received an unsolicited proposal from another party (“Party A”), which contemplated that Party A would acquire all the issued and outstanding shares of Eagle common stock at a value of $54.00 per share of Eagle common stock, consisting of $29.70 per share in shares of Party A’s common stock (based on the trading price of Party A’s common stock at such time) and $24.30 per share of Eagle common stock in cash. Eagle’s management communicated the proposal to the Eagle Board, and based on the projected profile of the combined company, including the anticipated market capitalization, post-combination fleet makeup, and the pro forma capitalization and market trading potential, the fact that Party A’s common stock had historically traded at a large discount to NAV, and the fact that Eagle’s strategic review was ongoing, the Eagle Board determined not to pursue a transaction with Party A at such time. On September 11, 2023, Eagle’s management called Party A to advise them that Eagle was not interested in a pursuing transaction with Party A on such terms at such time.

On September 26, 2023, the Eagle Board held a meeting by telephone and videoconference attended by members of the management team and representatives of Houlihan Lokey in which Houlihan Lokey discussed its strategic review of Eagle and analysis of strategic alternatives, a summary of the inbound proposals made to Eagle by Star Bulk and Party A, and Eagle’s recent shareholder activity. Houlihan Lokey also described the changes in Eagle’s capital structure and market share price development of Eagle, the market perspectives regarding Eagle and its competitive landscape. The Eagle Board, with the assistance of Houlihan Lokey and management, engaged in a discussion regarding various strategic alternatives available to Eagle, including Eagle remaining an independent company and executing on its current business plan, balance sheet alternatives, and merger and acquisition options, and reviewed the competitive landscape in light of possible strategic alternatives.

The Eagle Board also discussed Eagle’s share trading profile post the repurchase of Oaktree’s shares and the disclosure that Danaos and Castor Maritime had acquired shares in Eagle, including how Eagle common stock may trade going forward with two shipping companies holding a significant block of the outstanding common stock, how the relative market trading price to NAV per share for Eagle and Star Bulk had moved since early July and, in light of the foregoing, a proposed transaction with Star Bulk was more attractive to Eagle as compared to July. The Eagle Board also discussed the previously submitted proposal from Party A, including in comparison to the prior Star Bulk proposal, and concluded that, at such time, a potential NAV to NAV transaction with Star Bulk on the terms previously communicated to Eagle was more attractive to Eagle than a potential transaction on the terms proposed by Party A.

After such discussion the Eagle Board concluded that Eagle was open to engaging with third parties with respect to a potential transaction.

In early October 2023, Mr. Leand reached out to Mr. Hamish Norton, President of Star Bulk, to inquire as to whether Star Bulk continued to be interested in a potential NAV to NAV transaction with Eagle on the terms previously communicated in Star Bulk’s July draft term sheet.

On October 4, 2023, the Eagle Board held a meeting by telephone and videoconference attended by certain members of the management team and representatives of Houlihan Lokey in which Mr. Leand provided an update on discussions between Mr. Leand and representatives of Star Bulk regarding a potential transaction based on the draft term sheet presented by Star Bulk to Eagle on July 4, 2023. After discussion, the Eagle Board authorized Mr. Leand and Mr. Vogel to engage in discussions with Star Bulk with respect to a potential transaction based on the draft term sheet presented by Star Bulk to Eagle.

On October 10, 2023, Mr. Norton of Star Bulk and Mr. Leand had a conversation during which they agreed to engage in further discussions regarding a potential merger transaction. Following such conversation, Mr. Norton sent a preliminary non-binding transaction outline (the “term sheet”) and a draft proposed mutual confidentiality and standstill agreement (the “NDA”) to Mr. Leand for review. Star Bulk’s initial draft of the term sheet contemplated, among other things, that (i) each share of Eagle common stock would be exchanged into a number of shares of Star Bulk common stock based on a fixed exchange ratio that would be determined at signing based on the Star Bulk NAV relative to the Eagle NAV, (ii) Eagle would use its reasonable best efforts to cooperate with and assist Star Bulk in obtaining a rollover of Eagle’s bank debt and (iii) if certain Eagle shareholders were unwilling to deliver voting support agreements, Eagle would pay Star Bulk a termination fee in the event that Eagle shareholders did not approve the merger. Mr. Leand, Eagle’s management team, and Eagle’s financial and legal advisors discussed the initial drafts and proposed revisions to such drafts.

On October 12, 2023, the Eagle Board held a meeting by telephone and videoconference attended by certain members of the management team and representatives of Akin and Hogan Lovells in which the Eagle Board discussed Star Bulk’s proposal and a potential timeline to completing a transaction. The Eagle Board discussed the importance of any definitive agreement including a go-shop provision that would provide Eagle with the ability to solicit alternative proposals from Danaos and Castor Maritime following execution of a definitive agreement.

On October 13, 2023, Mr. Leand sent revised drafts of the term sheet and NDA to Mr. Norton. Eagle’s revised term sheet included, among other things, that the merger agreement would contain a go-shop provision, customary “fiduciary out” provisions and customary termination provisions including with respect to the payment of a termination fee in certain circumstances but no fee payable by Eagle in the event that its shareholders did not approve the merger.

On October 16, 2023, Mr. Leand received a revised draft of the term sheet and NDA from Star Bulk that, among other things, rejected the go-shop provision.

On October 17, 2023, Eagle sent a revised draft of the term sheet to Star Bulk, which draft (i) limited the go-shop provision to Castor Maritime and its affiliates and Danaos and its affiliates but permitted Eagle to consider unsolicited alternative proposals received from other third parties, and (ii) included a two-tier termination fee structure where Eagle would pay Star Bulk a termination fee equal to 1.5% of the implied value of Eagle in the event that Eagle terminated the merger agreement in order to accept a “Superior Proposal” from a third party received within 30 days of the date of the merger agreement, and 3.0% of the implied value of Eagle in the event Eagle terminates the merger agreement in order to accept a “Superior Proposal” received after 30 days from the date of the merger agreement.

On October 19, 2023, Mr. Norton of Star Bulk sent a draft exclusivity agreement to Mr. Leand for review, which contemplated a 30-day exclusivity period between Star Bulk and Eagle. Star Bulk and Eagle also continued to exchange drafts of the NDA and term sheet. Later on October 19, 2023, Eagle and Star Bulk exchanged further drafts of the exclusivity agreement.

On October 20, 2023, the Eagle Board held a meeting by telephone and videoconference that was also attended by certain members of the management team and representatives of Akin, Hogan Lovells and Houlihan Lokey during which Mr. Leand updated the Eagle Board concerning the proposed transaction with Star Bulk and his informal conversations with several other potential counterparties with respect to a potential transaction, none of whom expressed interest in a transaction at such time. Akin provided the Eagle Board with an overview of the proposed term sheet based on Eagle’s draft of October 17, 2023, and the exclusivity agreement as revised by Star Bulk on October 19, 2023. Houlihan Lokey then reviewed a proposed transaction timeline and key events, and provided an executive summary of the proposed transaction, including the treatment of debt and the convertible notes, and the pro forma equity split between Star Bulk and Eagle following consummation of the merger based on preliminary information. Houlihan Lokey also discussed the go-shop provision and the two-tier termination fee, noting that the go-shop provision would provide Eagle with the ability to solicit alternative proposals from Danaos and Castor Maritime and consider unsolicited alternative proposals received from other parties following execution of a definitive agreement with Star Bulk. Following such discussion, the Eagle Board unanimously authorized Eagle to execute the term sheet and the exclusivity agreement. Later on October 20, 2023, Cravath, Swaine & Moore LLP (“Cravath”), Star Bulk’s counsel for the potential transaction with Eagle, sent Akin proposed execution versions of the term sheet and NDA and confirmed the exclusivity agreement was in agreed form, after which Eagle and Star Bulk executed each of the NDA, term sheet and exclusivity agreement.

After execution of the term sheet, each of Star Bulk and Eagle’s management teams and their legal and financial advisors commenced legal and financial due diligence. Following receipt of the respective due diligence request lists, each of Eagle and Star Bulk compiled responsive documents to such requests, opened data rooms and prepared and responded to supplemental diligence requests throughout the remainder of the period prior to execution of the merger agreement.

On November 3, 2023, on behalf of Star Bulk, Cravath sent to Akin an initial draft of the merger agreement relating to the merger. The draft merger agreement contemplated, among other things (i) a fixed exchange ratio, (ii) the obligation for all directors and executive officers to enter into a voting agreement requiring them to agree to vote their shares of Eagle common stock in favor of the merger agreement and the merger, (iii) an obligation that Eagle and its subsidiaries conduct their business in the ordinary course of business, subject to certain limitations on its operations between signing and closing, (iv) a 30-day period following execution of the merger agreement during which Eagle was permitted to actively solicit alternative proposals from Danaos and Castor Maritime, (v) a no-shop covenant and (vi) a two-tiered termination fee whereby Eagle would pay Star Bulk a termination fee of (a) 1.5% of the fully diluted implied equity value of Eagle if Eagle terminated the merger agreement to accept a superior proposal from a third-party during the 30-day period following the execution of the merger agreement and (b) 3.0% of the fully diluted implied equity value of Eagle upon the occurrence of certain other enumerated events.

On November 6, 2023, Mr. Leand and representatives of Eagle’s management team held a telephonic meeting with representatives of Akin, Hogan Lovells and Houlihan Lokey during which they reviewed material issues presented in Star Bulk’s initial draft of the merger agreement. Among the issues discussed were (i) the obligation for all directors and executive officers to enter into a voting agreement requiring them to agree to vote their shares of Eagle common stock in favor of the merger agreement and the merger, (ii) the go-shop covenant and the no-shop covenant, (iii) the proposed termination fee of (a) 1.5% of the fully diluted implied equity value of Eagle if Eagle terminated the merger agreement to accept a superior proposal from a third-party during the 30-day period following the execution of the merger agreement and (b) 3.0% of the fully diluted implied equity value of Eagle upon the occurrence of certain other enumerated events, (iv) the condition that certain to be identified third party consents be obtained as a condition to closing and (v) the coordination of dividends during the period between signing and closing in order to maintain the economic basis for the agreed fixed exchange ratio.

On November 14, 2023, Akin sent a revised draft of the merger agreement to Cravath on behalf of Eagle, which revised draft included (i) the deletion of the requirement that directors and executive officers enter into a voting agreement requiring them to agree to vote their shares of Eagle common stock in favor of the merger agreement and the merger, (ii) an additional 30-day period following the initial 30-day go-shop period during which Eagle would have the ability to continue to discuss and negotiate any takeover proposals received during the initial 30-day go-shop period and pay the lower termination fee in the event it elected to terminate the merger agreement to accept any such superior proposal from a third-party during such extension of the go-shop period, (iii) revisions to the interim operating covenants to provide Eagle with greater flexibility to operate during the period between signing the merger agreement and closing, (iv) the deletion of the condition that certain third party consents be obtained as a condition to closing, (v) revisions to the debt covenants to clarify that a rollover of Eagle’s debt would not be a condition to closing of the merger, (vi) revisions to the termination fee providing that the amount would be based on the implied equity value of Eagle, as opposed to the fully diluted implied equity value, and (vii) that at least one existing director of the Eagle Board would be designated by Star Bulk to be appointed to the Star Bulk Board following consummation of the merger.

At 5:00 p.m., Eastern Time, on November 19, 2023, the initial 30-day exclusivity period expired and the parties agreed to extend exclusivity until December 1, 2023.

On November 20, 2023, representatives of Houlihan Lokey had a telephonic meeting with representatives of Star Bulk during which they discussed the payment of dividends by each of Star Bulk and Eagle during the executory period, and synergies between Eagle and Star Bulk, including reductions to operating expenses, employee matters and general and administrative expenses. They also discussed open points with respect to the NAV methodology, which would provide the basis for determining the exchange ratio. At such time, the open points with respect to the calculation of NAV included (i) the methodology to calculate the aggregate value of each party’s current fleet, (ii) vessel valuation date (iii) the inclusion and/or adjustment of certain balance sheet and treatment of any potential severance amounts.

On November 21, 2023, on behalf of Star Bulk, Cravath sent a revised version of the merger agreement to Akin, which revised draft included (i) the reinsertion of the requirement that all directors and executive officers enter into voting agreements requiring them to vote their respective shares of Eagle common stock in favor of the merger agreement and the merger, (ii) the rejection of the extension to the go-shop period, (iii) a proposal with respect to the treatment of equity awards, (iv) the reinsertion in brackets of the condition that certain third party consents be obtained as a condition to closing, (v) the addition of a condition to closing that no permanent injunction or order be in place that would result in, or would reasonably be expected to result in, a burdensome condition, (vi) a footnote stating that the termination fee would be based on the fully diluted implied equity value of Eagle, calculated with the underlying shares of the convertible notes included in the number of shares of Eagle common stock outstanding, and (vii) revisions to the bank debt covenant providing that Star Bulk would only reimburse Eagle for all reasonable and documented out-of-pocket costs and expenses if Eagle obtained the shareholder approvals required by the merger agreement.

On the morning of November 22, 2023, Mr. Leand and representatives of Eagle’s management team held a telephonic meeting with representatives of Akin, Hogan Lovells and Houlihan Lokey to discuss Star Bulk’s revised draft of the merger agreement. Later on November 22, 2023, Cravath and Akin held a telephonic meeting to discuss the legal changes made to the merger agreement.

On November 22, 2023, on behalf of Star Bulk, Cravath sent to Akin an initial draft of the form of voting agreement.

On November 28, 2023, on behalf of Eagle, Akin sent a revised version of the merger agreement to Cravath, which revised draft included (i) revisions to the interim operating covenants, (ii) the deletion of the condition that certain third party consents be obtained as a condition to closing and (iii) reservations regarding the extension to the go-shop period and the methodology for calculating the termination fees stating that such sections would be discussed in connection with the discussions regarding valuation.

Also on November 28, 2023, Akin sent a revised draft of the voting agreement to Cravath and the initial draft of the rights agreement amendment to render the rights agreement inapplicable to the merger.

On November 29, 2023, on behalf of Star Bulk, Cravath sent a revised draft of the merger agreement to Akin, which revised draft included, among other changes, (i) additional changes to the interim operating covenants, (ii) revisions to the no-shop provisions and (iii) a proposed “End Date” of nine months from the execution date of the merger agreement, with an option for either of Eagle or Star Bulk to extend the end date to a date not beyond 12 months from execution of the merger agreement if the only remaining condition to closing (other than those that by their nature would be satisfied at closing) was receipt of the required approvals from the applicable governmental entities. Later on November 29, 2023, Cravath, on behalf of Star Bulk, sent to Akin an initial draft of Star Bulk’s disclosure letter to the merger agreement.

In the early morning of November 30, 2023, Akin, on behalf of Eagle, sent to Star Bulk an initial draft of Eagle’s disclosure letter to the merger agreement.

On November 30, 2023, representatives of Houlihan Lokey and members of the Eagle management team held a telephonic meeting with Star Bulk regarding several of the remaining open points in the calculation of NAV, which primarily included owned and leased fleet valuation date and adjustments.

On December 1, 2023, the Eagle Board held a telephonic and video conference meeting attended by certain members of the management team and representatives of Houlihan Lokey, Hogan Lovells and Akin, during which Mr. Leand provided the Eagle Board with an update regarding the proposed merger with Star Bulk, including the open points in the merger agreement and with respect to the calculation of NAV.

On December 1, 2023 at 5:00 p.m., Eastern Time, the first extension of the exclusivity period expired and the parties agreed to extend exclusivity until December 8, 2023.

On December 3, 2023, on behalf of Eagle, Akin sent a revised draft of the merger agreement to Cravath, which revised draft included edits to the tax covenants and the conditions to closing, and on December 5, 2023, on behalf of Star Bulk, Cravath sent a revised draft of the merger agreement to Akin, which revised draft included a reinsertion of the no pending governmental action condition to Star Bulk’s obligation to close the merger and a reservation with respect to the tax covenants.

On December 5, 2023, Akin, on behalf of Eagle, sent a revised draft of the merger agreement to Cravath, on behalf of Star Bulk, which draft included revisions to the tax and antitrust covenants with respect to tax matters, and the deletion of the no pending governmental actions condition to Star Bulk’s obligation to close the merger. In the evening of December 5, 2023, Cravath, on behalf of Star Bulk, sent clarifying tax changes to the merger agreement to Akin, on behalf of Eagle.

On December 7, 2023, Cravath, on behalf of Star Bulk, sent Akin a revised draft of the merger agreement, which reflected the acceptance of the deletion of the no pending governmental actions condition to Star Bulk’s obligation to close, and the agreement between Star Bulk and Eagle that the termination fee would be based on the fully diluted implied equity value of Eagle.

On December 9, 2023, the Eagle Board held a videoconference meeting with representatives of Hogan Lovells during which Hogan Lovells provided a presentation regarding the Eagle Board’s fiduciary duties in connection with the consideration and approval of the merger and the merger agreement, and the Eagle Board discussed such duties with representatives of Hogan Lovells.

On the afternoon of December 9, 2023, Houlihan Lokey, on behalf of Eagle, received a proposal from Star Bulk with respect to the resolution of open items in the calculation of NAV, and the resulting exchange ratio.

On the evening of December 9, 2023, Akin, on behalf of Eagle, sent a revised draft of the merger agreement to Cravath, on behalf of Star Bulk, which was in substantially final form.

On the morning of December 10, 2023, the Eagle Board held a telephonic and videoconference meeting attended by representatives of Akin, Hogan Lovells and Houlihan Lokey during which (i) Akin reviewed the final terms and conditions set forth in the merger agreement and voting agreements with the Eagle Board, (ii) the Eagle Board engaged in discussion with Akin, Hogan Lovells and Houlihan Lokey regarding the merger agreement and voting agreements and the terms and conditions thereof, (iii) Houlihan Lokey discussed its financial analysis with respect to the exchange ratio to be provided for in the merger pursuant to the merger agreement, (iv) the Eagle Board engaged in discussion regarding the financial analysis and asked questions regarding such analysis which were answered to the Eagle Board’s satisfaction by Houlihan Lokey and (v) at the Eagle Board’s request, Houlihan Lokey rendered its opinion to the Eagle Board as to, as of December 10, 2023, the fairness, from a financial point of view, to the holders of Eagle common stock of the exchange ratio of 2.6211 provided for in the merger pursuant to the merger agreement. Eagle’s management and Akin noted that there was a remaining open point regarding the number of outstanding shares of Eagle common stock and its effect on the exchange ratio. Subject to the confirmation of the final exchange ratio, the Eagle Board then unanimously (a) determined that the merger agreement and the merger are in the best interests of the Eagle shareholders, (b) approved the execution, delivery and performance of the merger agreement and consummation of the merger and (c) recommended that the Eagle shareholders vote in favor of and approve the merger agreement.

On the afternoon of December 10, 2023, Star Bulk, Eagle and representatives of Houlihan Lokey finalized the number of outstanding shares of Eagle common stock to be included in connection with the calculation of the exchange ratio, agreeing on a tentative exchange ratio of 2.6211 pending execution of the merger agreement.

On the evening of December 10, 2023, Akin, on behalf of Eagle, sent a further revised draft of the merger agreement and Eagle’s disclosure letter to Cravath, on behalf of Star Bulk, which merger agreement included the proposed termination fee amounts agreed upon between Star Bulk and Eagle.

During the morning of December 11, 2023, the parties finalized (i) the merger agreement, including the disclosure letters, and (ii) the voting agreements. At 4:00 p.m., Eastern Time, on the afternoon of December 11, 2023, the respective parties signed the merger agreement, the voting agreements and the rights agreement amendment, and the proposed merger was publicly announced to the market.

Following execution of the merger agreement on December 11, 2023, representatives of Eagle called representatives of Danaos and Castor Maritime to inform each of them about the execution of the merger agreement and that representatives of Houlihan Lokey would be contacting them on behalf of Eagle to solicit their interest in potentially submitting a proposal of an alternative transaction to Eagle as part of the go-shop process. On December 20, 2023, in connection with the go-shop process, one of the go-shop parties entered into a non-disclosure agreement with Eagle and, together with its advisors, received non-public due diligence information and engaged in various diligence calls with representatives of Eagle and its advisors.

On January 10, 2024, the go-shop period expired. Eagle did not receive any alternative transaction proposals during the go-shop period.

Star Bulk’s Reasons for the Transaction

At its meeting on December 11, 2023, the Star Bulk Board unanimously adopted resolutions (1) declaring that the merger agreement and consummation of the transactions contemplated thereby, including the merger and the issuance of Star Bulk shares as merger consideration, are advisable and fair to, and in the best interests of, Star Bulk and its shareholders, (2) approving the merger agreement and the transactions contemplated thereby, including the merger and the share issuance and (3) authorizing the execution of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the share issuance.

In evaluating the merger agreement, the Star Bulk Board consulted with and received the advice of Star Bulk’s senior management and its legal advisor, following a due diligence process. In reaching its decision, the Star Bulk Board considered a number of factors, including, but not limited to, the factors set forth below, which the Star Bulk Board viewed as generally supporting its decision to approve the merger agreement and the transactions contemplated thereby, including the merger and the share issuance (which are not necessarily listed in order of importance).

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A Leading, Diversified Fleet of Scrubber-Fitted Vessels with Greater Scale. Star Bulk expects that the combined company will be the largest U.S. listed dry bulk shipping company with a global market presence and an expected combined fleet of 169 owned vessels on a fully delivered basis, 97% of which will be fitted with Exhaust Gas Cleaning Systems (“scrubbers”), ranging from Newcastlemax/Capesize to Supramax/Ultramax vessels. Star Bulk believes that, based on the knowledge of its management, Eagle is the only large fleet of scrubber-fitted Supramax/Ultramax vessels in the world.

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Best-in-Class Integrated Ship Management. Both companies employ fully integrated ship management operations across commercial and technical management, and Star Bulk expects to leverage Eagle’s commercial expertise in the Supramax/Ultramax sector to improve upon utilization and performance.

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Strong Financial Profile and Capital Return Framework. The combined company is expected to have combined liquidity[1] of nearly $420 million, as of September 30, 2023, and net leverage of approximately 37%[2]. It is expected that the combined company will maintain Star Bulk’s dividend policy after closing.

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Significant Cost and Revenue Synergies. Star Bulk expects the merger to generate at least $50 million in annual cost and revenue synergies within 12-18 months following the merger through commercial operations integration and economies of scale, including reductions in general and administrative expenses per vessel per day.

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More Attractive Investment Proposition. Star Bulk expects the combined company to have significantly increased pro forma market capitalization and trading liquidity. With increased size and liquidity, Star Bulk expects the combined company to have a reduced cost of capital.

[1]

Combined liquidity, which is a non-GAAP financial measure, is calculated by adding the amount of Star Bulk’s and Eagle’s cash and cash equivalents and undrawn revolver availability, in each case, as of September 30, 2023, as adjusted for cash expenditures by Star Bulk in connection with its repurchase of shares held by Oaktree, debt repayments, dividends, draw downs under bridge facilities and proceeds from vessel sales and equity raises, in each case, during the period between September 30, 2023 and December 8, 2023, as applicable.

[2]

Combined net leverage is calculated by dividing (a) the sum of Star Bulk’s and Eagle’s net debt by (b) the sum of Star Bulk’s and Eagle’s gross asset value. Net debt, which is a non-GAAP financial measure, is calculated as debt less cash and cash equivalents, in each case, as of September 30, 2023. Gross asset value, which is a non-GAAP financial measure, is fleet valuation as per VesselsValues on October 29, 2023.

Other Factors Considered by the Star Bulk Board. In addition to considering the strategic factors described above, the Star Bulk Board considered the following additional factors, all of which it viewed as supporting its decision to approve the merger agreement:

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that no adjustment will be made in the merger consideration to be received by Eagle’s shareholders in the merger as a result of possible increases or decreases in the trading price of shares of Star Bulk common stock or shares of Eagle common stock following the announcement of the merger;

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Star Bulk’s knowledge of Eagle’s business, operations, financial condition, earnings and prospects, taking into account the results of Star Bulk’s due diligence review of Eagle and the fact that Star Bulk and Eagle operate in the same industry;

•	the complementary cultures of Star Bulk and Eagle, including their focus on safety and environmental, social and governance matters;

•	the expected resulting percentage ownership interest that current Star Bulk shareholders would have in the combined company following the merger;

•	the fact that the board of directors of the combined company would be comprised of the existing Star Bulk directors and one Eagle director;

•	the fact that senior management of the combined company would be comprised of senior management of Star Bulk and select Eagle executives;

•	the anticipated customer, supplier and stakeholder reaction to the merger;

•	that Eagle is obligated to pay Star Bulk a termination fee of up to $20 million in certain circumstances;

•	the end date under the merger agreement, which is expected to allow for sufficient time to complete the merger;

•	that the merger agreement prohibits Eagle from soliciting or engaging in discussions regarding acquisition proposals during the pendency of the merger, subject to limited exceptions; and

•	that Star Bulk has a right to match any superior proposal received by Eagle.

Countervailing Factors. The Star Bulk Board weighed these advantages and opportunities against a number of other risks and potential negative factors concerning the merger agreement and the merger, including:

•	the potential challenges inherent in the merger of Star Bulk and Eagle, including risks related to the integration of the companies;

•	the costs to be incurred in connection with the merger, including advisors’ fees;

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Eagle’s right (1) subject to certain conditions, to solicit acquisition proposals from Danaos and Castor Maritime during the go-shop period, (2) to respond to acquisition proposals from other third parties made prior to the Eagle special meeting and (3) in certain instances, to change its recommendation to the Eagle shareholders to vote “FOR” the merger agreement and issuance of Eagle common stock in connection with Eagle’s convertible notes;

•

the risk of litigation, injunctions or other legal proceedings related to the merger, including the risk that Star Bulk or Eagle shareholders may object to and challenge the merger and take actions that may prevent or delay the consummation of the merger (including, in the case of Eagle shareholders, to vote down the proposals at the Eagle special meeting) and the risk that regulatory agencies may object to and challenge the merger or may impose terms and conditions in order to resolve those objections that adversely affect the financial results of Star Bulk following the closing; see the section entitled “The Merger Agreement—Other Covenants and Agreements”;

•

the risk that the merger may not be completed despite the parties’ efforts, even if the requisite approvals are obtained from Eagle shareholders, including the possibility that certain conditions to the merger may not be satisfied;

•

the risk that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on Star Bulk or Eagle and that the merger could be pending for up to 12 months if the conditions to the merger relating to the receipt of the required regulatory approvals and clearances are not satisfied by December 11, 2024;

•

the potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on Eagle’s and Star Bulk’s respective businesses;

•	the risk that failure to retain key Star Bulk and Eagle personnel may make realization of some of the expected synergies as a result of the merger challenging;

•	the risk of not capturing all the anticipated cost savings and revenue synergies between Star Bulk and Eagle and the risk that other anticipated benefits might not be realized;

•

the potential that the exchange ratio under the merger agreement could result in Star Bulk delivering greater value to the Eagle shareholders than had been anticipated by Star Bulk should the value of the shares of Star Bulk common stock increase disproportionately relative to the value of shares of Eagle common stock from the date of the execution of the merger agreement;

•

the possibility that the termination fee of up to $20 million payable by Eagle to Star Bulk in specified circumstances may not fully compensate Star Bulk for the harm it would suffer if the merger agreement is terminated and the merger does not occur; and

•	the risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements”.

The foregoing discussion of the factors considered by the Star Bulk Board is not intended to be exhaustive, but rather includes the principal factors considered by the Star Bulk Board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Star Bulk Board did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the merger agreement and to make its recommendations to Star Bulk shareholders. Rather, the Star Bulk Board viewed its decisions as being based on the totality of the information presented to it and the factors it considered, including its discussions with, and questioning of, members of Star Bulk’s management and Star Bulk’s legal advisor, as well as the directors’ individual experiences and expertise. In addition, individual members of the Star Bulk Board may have assigned different weights to different factors.

The explanation of the reasoning of the Star Bulk Board and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward- Looking Statements”.

The Star Bulk Board unanimously determined that the merger agreement and the transactions contemplated by the merger agreement, including the Star Bulk share issuance, are advisable and fair to, and in the best interests of, Star Bulk and its shareholders.

Recommendation of the Eagle Board and Its Reasons for the Transaction

Eagle retained Akin as its legal counsel and Hogan Lovells as independent counsel to the Eagle Board, and Houlihan Lokey as its financial advisor in connection with the Eagle Board’s evaluation of the proposed merger and the merger agreement. The Eagle Board, among other things, conducted a review and evaluation of Star Bulk’s proposal with respect to the merger and conducted negotiations with Star Bulk and its representatives with respect to the terms and conditions of the merger agreement.

On December 10 and 11, 2023, the Eagle Board held telephonic and videoconference meetings with representatives of Hogan Lovells, Akin and Houlihan Lokey during which, among other things, the Eagle Board, following a discussion regarding the proposed terms of the merger agreement and the merger, unanimously (A) determined that the merger agreement and the merger are in the best interest of Eagle’s shareholders, (B) approved the execution, delivery and performance of the merger agreement and consummation of the merger, (C) resolved to submit the merger agreement and the merger for approval of Eagle’s shareholders at a special meeting of Eagle’s shareholders and (D) resolved to recommend the approval of the merger agreement and the merger by Eagle’s shareholders, in each case subject to the terms and conditions of the merger agreement.

In evaluating the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Eagle Board consulted with and received the advice of Eagle’s management and legal and financial advisors and, in reaching its decision to approve the merger agreement and to recommend that Eagle’s shareholders vote “FOR” the Eagle merger proposal, the Eagle Board considered a variety of factors, including the following (which are not necessarily in order of their relative importance):

•

The exchange ratio was negotiated based on the NAV of Eagle relative to the NAV of Star Bulk, resulting in a fixed exchange ratio of 2.6211 shares of Star Bulk common stock per share of Eagle common stock, which represents a total consideration of approximately $52.61 per share of Eagle common stock based on the closing price per share of Star Bulk common stock of $20.07 on December 8, 2023, the last trading day prior to the public announcement of the merger agreement, a premium of approximately 17% over the closing price per share of Eagle common stock of $44.85 on December 8, 2023. The fixed exchange ratio represents a total consideration of approximately $[        ] per share of Eagle common stock based on the closing price per share of Star Bulk common stock of $[        ] on [            ], 2024, which is the latest practicable date prior to the date of this proxy statement/prospectus. Although the exchange ratio was negotiated based on the NAV of Eagle relative to the NAV of Star Bulk, prior to the execution of the merger agreement Star Bulk traded at a lower discount to NAV as compared to Eagle, which results in the premium to the Eagle share price described above;

•

The opportunity that Eagle shareholders will have to participate in the future performance of the combined company, including any revenue increases and cost synergies realized as a result of the combination, as the merger consideration is entirely stock in the combined company and as holders of outstanding shares of Eagle common stock as of immediately prior to the completion of the merger are anticipated to hold approximately 29% of the outstanding Star Bulk common stock immediately after completion of the merger, after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes;

•

The provisions providing for the Eagle Board’s ability to solicit alternative proposals from Danaos and Castor Maritime and to respond to unsolicited alternative proposals from other third parties during the go-shop period, to continue to respond to unsolicited alternative proposals following the go-shop period and to change its recommendation to Eagle shareholders to vote in favor of the authorization and approval of the merger agreement under certain circumstances, which create an opportunity for third parties (including Danaos and Castor Maritime) to present alternative transactions to Eagle to maximize value for Eagle’s shareholders;

•

The Eagle Board’s knowledge of Eagle’s business, operations, financial condition, competitive position, earnings and prospects and of Star Bulk’s business, operations, financial condition, earnings and prospects, taking into account the results of Eagle’s due diligence review of Star Bulk;

•

The merger will create the largest U.S.-listed dry bulk shipping company with a large, diversified, scrubber-fitted, combined fleet of 169 owned vessels across all the major vessel size segments and a pro forma market capitalization of approximately $2.1 billion based on the closing market prices of Star Bulk common stock and Eagle common stock on December 8, 2023 and the number of issued and outstanding shares of Star Bulk common stock and Eagle common stock as of such date;

•

The Eagle Board’s expectation that the merger will enable the combined company to maintain or enhance financial strength as compared to Eagle on a standalone basis, including anticipated improvement in liquidity relative to applicable financial covenants;

•	The combined company’s increased pro forma market capitalization and expected increased trading liquidity as compared to Eagle on a standalone basis;

•

The expectation that the combined company will be able to leverage both Eagle and Star Bulk’s technical and commercial fleet management capabilities to optimize performance, deliver on health, safety and environmental objectives and maximize earnings potential;

•	The expectation that the combined company will lead the industry across commercial and technical management, optimizing vessel utilization and performance without compromising quality or safety;

•

The governance terms in the merger agreement, which provide that upon the closing of the merger the Star Bulk Board will include one former Eagle director designated by Star Bulk, subject to compliance with independence rules and maintaining “foreign private issuer” eligibility;

•

The fact that Star Bulk, as well as Eagle, has agreed to use its reasonable best efforts to obtain the necessary approvals and clearances required under applicable antitrust laws to effect the merger, as more fully described in the section entitled “The Merger Agreement—Other Covenants and Agreements”;

•	The terms of the merger agreement, principally:

•

The right of the Eagle Board, subject to certain conditions, to change its recommendation to its shareholders to vote “FOR” the merger proposal in response to an alternate proposal to acquire Eagle that is superior to the merger if the Eagle Board determines that failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•	Eagle’s right under the merger agreement to terminate the merger agreement with a lower termination fee during the initial 30-day period following execution of the merger agreement;

•	The limited conditions to the obligations of Star Bulk to complete the merger, including the exceptions to the material adverse effect closing condition;

•	The fact that the merger agreement may only be amended with the written consent of all parties and that any amendment must be approved by the Eagle Board; and

•

The other terms and conditions of the merger agreement, as discussed in the section entitled “The Merger Agreement,” which the Eagle Board, after consulting with its legal counsel, considered to be reasonable;

•	The fact that the exchange ratio was the product of extensive negotiations between representatives of Eagle, on the one hand, and representatives of Star Bulk, on the other hand;

•

The fact that the exchange ratio is fixed (as further described in “The Merger Agreement—Merger Consideration”) and will not fluctuate in the event that the market price of Star Bulk common shares increases relative to the market price of Eagle common shares between the date of the merger agreement and the closing of the merger;

•

The financial analyses reviewed and discussed with the Eagle Board on December 10, 2023 by representatives of Houlihan Lokey in connection with the consideration by the Eagle Board of the proposed merger, as well as the oral opinion, as of December 10, 2023, of Houlihan Lokey rendered to the Eagle Board on December 10, 2023 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Eagle Board dated the same date) as to, and subject to the assumptions made, procedures followed, matters considered and other limitations set forth in the opinion, the fairness, from a financial point of view, to the holders of Eagle common stock of the exchange ratio provided for in the merger pursuant to the merger agreement;

•

The Eagle Board’s consideration, from time to time, with the assistance of Eagle’s management and advisors, of various potential strategic alternatives available to Eagle, including remaining an independent company, and its conclusion that the merger presents a more favorable opportunity for

Eagle’s shareholders than the potential value that might result from remaining an independent company or pursuing other potential strategic alternatives;

•

The fact that the Eagle rights plan currently in place would expire on June 22, 2024 if not approved by the Eagle shareholders prior to such date, and that such expiration may permit an entity, person or group to gain control of Eagle through open market accumulation of Eagle’s common stock without paying an appropriate control premium to all shareholders;

•	The end date under the merger agreement, which is expected to allow for sufficient time to complete the merger;

•	The ability of Eagle to seek specific performance of Star Bulk’s obligations under the merger agreement; and

•	The opportunity that the holders of shares of Eagle common stock will have to determine by direct vote whether the merger and merger agreement will be approved.

In its deliberations regarding the merger, the Eagle Board also weighed the opportunities and advantages described above against a number of uncertainties, risks and potential negative factors concerning the merger, including the following (which are not necessarily in order of their relative importance):

•

The risk that the merger may not be completed despite the parties’ efforts, even if the requisite approvals are obtained from Eagle’s shareholders, including the possibility that certain conditions to the merger may not be satisfied, as more fully described in the section entitled “The Merger Agreement—Conditions to the Completion of the Merger”, which are outside the control of Eagle;

•	The risk that the anticipated synergies and other benefits to the Eagle shareholders expected to result from the mergers might not be fully realized or not realized at all;

•

The restrictions under the terms of the merger agreement on the conduct of Eagle’s business prior to the completion of the merger, as more fully described in the section entitled “The Merger Agreement—Covenants and Agreements—Conduct of Business,” which could delay or prevent Eagle from undertaking material strategic opportunities that might arise during the pendency of the completion of the merger, to the detriment of Eagle’s shareholders, in particular if the merger is not completed;

•

The potential for disruption to Eagle’s operations following the announcement of the merger, including the retention of Eagle’s employees, diversion of Eagle’s management and employee attention and the potential disruptive effects on Eagle’s day-to-day operations and its relationships with third parties, including its customers and suppliers, which increase the risk Eagle would be unable to execute on its current business plan in the event the merger is not consummated;

•

The fact that the merger agreement includes customary restrictions on the ability of Eagle to solicit offers for alternative proposals or to engage in discussions regarding such proposals, subject to certain exceptions, which could have the effect of discouraging such proposals from being made or pursued;

•

The possibility that Eagle would be required to pay Star Bulk a termination fee of $20 million or $10 million under certain conditions, as more fully described in the section entitled “The Merger Agreement—Expenses and Termination Fees”;

•	The fact that Eagle has incurred and will continue to incur significant transaction costs and expenses in connection with the merger, whether or not the merger is completed;

•	The possibility of not capturing all of the anticipated synergies and the risk that other anticipated benefits of the merger might not be realized;

•

The fact that the merger consideration consists of all stock and is based on a fixed exchange ratio, which means that Eagle shareholders could be adversely affected by a decrease in the trading price of Star Bulk common stock during the pendency of the merger;

•	The fact that the holders of shares of Eagle common stock are not entitled to dissenters’ or appraisal rights under the merger agreement or Marshall Islands law;

•

The fact that the Eagle Board did not conduct an auction process or other formal solicitation of interest from third parties for the acquisition of Eagle or its assets. The Eagle Board balanced this fact against its belief that the go-shop provision and two-tier termination structure included in the merger agreement would not create a material impediment to an interested third party submitting an alternative proposal and would allow Eagle to solicit alternative proposals from its largest shareholders and consider unsolicited alternative proposals from other third parties;

•

The possibility that Eagle or Star Bulk may be subject to lawsuits or other challenges to the merger, and adverse effects of these challenges, including any adverse rulings in lawsuits, may delay or prevent the merger from being completed or may require Eagle or Star Bulk to incur significant costs to address such challenges, including any costs to defend or settle any lawsuits, or may result in a diversion of management focus from the consummation of the merger and from Eagle’s day-to-day operations and its relationships with third parties, including its customers and suppliers, which increase the risk that Eagle would be unable to continue to execute on its current business plans in the event the merger is not consummated;

•	The difficulties and management challenges inherent in completing the merger, integrating the businesses and managing an expanded business, operations and workforce of the combined companies; and

•	The risks described in the section entitled “Risk Factors”.

In addition, the Eagle Board was aware of and considered that Eagle’s directors and executive officers may receive in connection with the merger certain benefits that are different from, and in addition to, those of Eagle’s other shareholders (see the section entitled “The Merger—Interests of Eagle’s Directors and Executive Officers in the Merger”).

The Eagle Board considered the foregoing factors as a whole and unanimously concluded that the positive factors described above significantly outweighed the potential negative factors concerning the merger. In particular, the Eagle Board concluded that the transaction provides a compelling opportunity to create a global leader in dry bulk shipping. Accordingly, the Eagle Board unanimously determined that entering into the merger agreement is in the best interests of Eagle and its shareholders, and resolved to recommend to Eagle shareholders that they vote to authorize and approve the merger agreement.

The foregoing discussion of the material factors considered by the Eagle Board in its consideration of the merger is not intended to be exhaustive, but does set forth the principal factors considered by the Eagle Board. In light of the number and wide variety of factors considered in connection with the evaluation of the merger, and the complexity of these matters, the Eagle Board did not consider it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weights or values to the specific factors it considered in reaching its final decision to approve the merger agreement. The Eagle Board made its decision to approve the merger agreement based on all of the information available to it and the factors presented to and considered by it, including its experience and history. In addition, individual directors may themselves have given different weight to different factors. Overall, the Eagle Board believed that the positive factors supporting the merger significantly outweighed the potential negative factors it considered.

The factors, potential risks and uncertainties contained in this explanation of Eagle’s reasons for the transaction and other information presented in this section contain information that is forward-looking in nature and, therefore, should be read in light of the factors discussed in “Cautionary Statement Regarding Forward-Looking Statements”.

Opinion of Eagle’s Financial Advisor

On December 10, 2023, Houlihan Lokey orally rendered its opinion to the Eagle Board (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Eagle Board dated December 10, 2023), as to, as of December 10, 2023, the fairness, from a financial point of view, to the holders of shares of Eagle common stock of the exchange ratio provided for in the merger pursuant to the merger agreement.

Houlihan Lokey’s opinion was directed to the Eagle Board (in its capacity as such), and only addressed the fairness, from a financial point of view, to the holders of shares of Eagle common stock of the exchange ratio provided for in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection therewith or otherwise. The summary of Houlihan Lokey’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is attached as Annex B to this proxy statement/prospectus and describes the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in connection with the preparation of its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the Eagle Board, any security holder of Eagle or any other person as to how to act or vote with respect to any matter relating to the merger.

In arriving at its opinion, Houlihan Lokey, among other things:

•	reviewed a draft, dated December 9, 2023, of the merger agreement;

•

reviewed certain publicly available business and financial information relating to Eagle and Star Bulk that Houlihan Lokey deemed to be relevant, including certain publicly available third-party vessel appraisals as of October 31, 2023 relating to the fleets of Eagle and Star Bulk reviewed by management of Eagle with Houlihan Lokey (the “publicly available appraisals”);

•

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Eagle and Star Bulk made available to Houlihan Lokey by Eagle and Star Bulk, including financial projections prepared by the management of Eagle relating to Eagle for the years ending December 31, 2023 through December 31, 2026 (the “Eagle projections”), financial projections prepared by the management of Star Bulk relating to Star Bulk for the years ending December 31, 2023 through December 31, 2026 (the “Star Bulk projections”), and solely for illustrative purposes, certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the merger prepared based on information provided by, and discussions with, the management of Star Bulk (the “synergies”);

•

spoke with certain members of the managements of Eagle and Star Bulk and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Eagle and Star Bulk, the merger and related matters;

•	compared the financial and operating performance of Eagle and Star Bulk with that of other companies with publicly traded equity securities that Houlihan Lokey deemed to be relevant;

•	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

•

reviewed the current and historical market prices and trading volume for certain of Eagle’s and Star Bulk’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant;

•	solely for illustrative purposes, compared the relative contributions of Eagle and Star Bulk to certain financial statistics of the combined company; and

•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, management of Eagle advised Houlihan Lokey, and Houlihan Lokey at the Eagle Board’s direction assumed, that (i) the Eagle projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Eagle and (ii) the publicly available appraisals were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the applicable vessel appraisers as to the fair market value of Eagle vessels addressed thereby. In addition, at the Eagle Board’s direction, Houlihan Lokey assumed that (i) the Star Bulk projections were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Star Bulk as to the future financial results and condition of Star Bulk and (ii) the publicly available appraisals were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the applicable vessel appraisers as to the fair market value of the Star Bulk vessels addressed thereby. The Eagle Board advised Houlihan Lokey and, at the Eagle Board’s direction, Houlihan Lokey assumed that (i) the Eagle projections were the only current, reliable projections in the possession of Eagle with respect to the future financial performance of Eagle and (ii) the Star Bulk projections were the only current, reliable projections in the possession of Star Bulk with respect to the future financial performance of Star Bulk. At the Eagle Board’s direction, Houlihan Lokey assumed that the Eagle projections, the Star Bulk projections and the publicly available appraisals provided a reasonable basis on which to evaluate Eagle, Star Bulk and the merger, and Houlihan Lokey, at the Eagle Board’s direction, used and relied upon the Eagle projections, the Star Bulk projections and the publicly available appraisals for purposes of its analyses and opinion. Houlihan Lokey expressed no view or opinion with respect to the Eagle projections, the Star Bulk projections, the publicly available appraisals or the respective assumptions on which they were based. Furthermore, upon the advice of the management of Eagle, Houlihan Lokey assumed that the estimated synergies reviewed by it were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Star Bulk and that the synergies would be realized in the amounts and the time periods indicated thereby, and Houlihan Lokey expressed no opinion with respect to such synergies or the assumptions on which they were based. Houlihan Lokey relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of Eagle or Star Bulk since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its analyses or opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the merger agreement and all other related documents and instruments referred to therein were true and correct, (b) each party to the merger agreement and such other related documents and instruments would fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the merger would be satisfied without waiver thereof and (d) the merger would be consummated in a timely manner in accordance with the terms described in the merger agreement and such other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey also assumed that the merger would qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Code. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Eagle or Star Bulk, or otherwise have an effect on the merger, Eagle or Star Bulk or any expected benefits of the merger that would be material to its analyses or opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final form of the merger agreement would not differ in any respect from the draft of the merger agreement identified above.

Furthermore, in connection with its opinion, Houlihan Lokey was not requested to, and did not, make any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Eagle, Star Bulk or any other party. Houlihan Lokey did not estimate, and expressed no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake any independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Eagle or Star Bulk was or may have been a party or was or may have been subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Eagle or Star Bulk was or may have been a party or was or may have been subject.

Houlihan Lokey was not requested to, and did not, (a) solicit any indications of interest from third parties with respect to the merger, the securities, assets, businesses or operations of Eagle, Star Bulk or any other party, or any alternatives to the merger, or (b) advise the Eagle Board, Eagle or any other party with respect to alternatives to the merger. Houlihan Lokey expected to be authorized, and subsequently was authorized, in accordance with the merger agreement to solicit indications of interest from certain third parties in acquiring all or part of Eagle for a prescribed period following the execution of the merger agreement, subject to the terms, conditions and procedures set forth in the merger agreement. Houlihan Lokey’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. Houlihan Lokey did not express any view or opinion as to what the value of the shares of Star Bulk common stock actually would be when issued pursuant to the merger or the price or range of prices at which shares of Eagle common stock or shares of Star Bulk common stock may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the shares of Star Bulk common stock to be issued in the merger to holders of shares of Eagle common stock would be listed on Nasdaq immediately following the consummation of the merger.

Houlihan Lokey’s opinion was furnished for the use of the Eagle Board (in its capacity as such) in connection with its evaluation of the merger and may not be used for any other purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey’s opinion was not intended to be, and does not constitute, a recommendation to the Eagle Board, Eagle, any security holder or any other party as to how to act or vote with respect to any matter relating to the merger or otherwise.

Houlihan Lokey was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Eagle Board, Eagle, its security holders or any other party to proceed with or effect the merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the merger or otherwise (other than the exchange ratio to the extent expressly specified in the opinion) including, without limitation, the voting agreement to be entered into by certain shareholders of Eagle and the issuance of shares of Eagle common stock in connection with the conversion of the convertible notes issued by Eagle on July 29, 2019, (iii) the fairness of any portion or aspect of the merger to the holders of any class of securities, creditors or other constituencies of Eagle, or to any other party, except if and only to the extent expressly set forth in the last sentence of its opinion, (iv) the relative merits of the merger as compared to any alternative business strategies or transactions that might have been available for Eagle, Star Bulk or any other party, (v) the fairness of any portion or aspect of the merger to any one class or group of Eagle’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Eagle’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Eagle, Star Bulk, their respective security holders or any other party is receiving or paying reasonably equivalent value in the merger, (vii) the solvency, creditworthiness or fair value of Eagle, Star Bulk or any other participant in the merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the merger, any class of such persons or any other party, relative to the exchange ratio or otherwise. Furthermore, Houlihan Lokey did not express any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. Houlihan Lokey assumed that such opinions, counsel or interpretations had been or would be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the Eagle Board, on the assessments by the Eagle Board, Eagle and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to Eagle, Star Bulk, the merger or otherwise.

In preparing its opinion to the Eagle Board, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither Houlihan Lokey’s opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. While the results of each analysis were taken into account in reaching Houlihan Lokey’s overall conclusion with respect to fairness, Houlihan Lokey did not make separate or quantifiable judgments regarding individual analyses. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors, without considering all analyses, methodologies and factors, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to Eagle or the proposed merger and an evaluation of the results of those analyses is not entirely mathematical. The estimates contained in the Eagle projections and the Star Bulk projections and the implied exchange ratio reference ranges indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of Eagle and Star Bulk. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was only one of many factors considered by the Eagle Board in evaluating the proposed merger. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the exchange ratio or of the views of the Eagle Board with respect to the merger or the exchange ratio. Under the terms of its engagement by Eagle, neither Houlihan Lokey’s opinion nor any other advice or services rendered by it in connection with the proposed merger or otherwise, should be construed as creating, and Houlihan Lokey should not be deemed to have, any fiduciary duty to, or agency relationships with, the Eagle Board, Eagle, Star Bulk, any security holder or creditor of Eagle or Star Bulk or any other person, regardless of any prior or ongoing advice or relationships. The type and amount of consideration payable in the merger were determined through negotiation between Eagle and Star Bulk, and the decision to enter into the merger agreement was solely that of the Eagle Board.

Material Financial Analyses

The following is a summary of the material financial analyses performed by Houlihan Lokey in connection with the preparation of its opinion and reviewed with the Eagle Board on December 10, 2023. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

Unless the context indicates otherwise, equity values used in the selected companies analysis described below were based on the closing price of the common stock of the selected companies listed below as of December 7, 2023, and transaction values for the selected transactions analysis described below were calculated on an enterprise value basis based on the announced transaction equity price and other public information available at the time of the announcement, except for purchases of vessels, in which case the transaction value refers to the total consideration paid. For purposes of its financial analyses, Houlihan Lokey reviewed a number of financial metrics, including “Net Asset Value”, which generally refers to gross fleet value, plus adjustment for present value of time charters, plus cash and cash equivalents, plus net working capital, plus certain other net assets, less outstanding debt, less newbuild capital expenditures, less certain other adjustments. The estimates of the gross fleet value of Eagle and Star Bulk were based on the publicly available appraisals, which were as of October 31, 2023. The estimates of gross fleet value of the selected companies listed below were based on publicly available third party appraisals for those companies as of October 31, 2023. The estimates of the Net Asset Value of the acquisition targets in the selected transactions listed below were based on publicly available information for those acquisition targets available at the time of the announcement of the relevant transaction.

Selected Companies Analysis. Houlihan Lokey reviewed certain financial data for selected companies with publicly traded equity securities that Houlihan Lokey deemed relevant. The financial data reviewed included equity market value as a multiple of Net Asset Value, or “Price-to-Net Asset Value.”

With respect to Eagle, the selected companies and resulting low, high, median and mean financial data were:

•	2020 Bulkers Ltd.

•	Belships ASA

•	Diana Shipping Inc.

•	Genco Shipping & Trading Limited

•	Golden Ocean Group Limited

•	Pacific Basin Shipping Limited

•	Pangaea Logistics Solutions, Ltd.

•	Safe Bulkers, Inc.

•	Seanergy Maritime Holdings Corp.

•	Star Bulk Carriers Corp.

Price-to-Net Asset Value
Low	0.55x
High	0.97x
Median	0.82x
Mean	0.79x

With respect to Star Bulk, the selected companies and resulting low, high, median and mean financial data were:

•	2020 Bulkers Ltd.

•	Belships ASA

•	Diana Shipping Inc.

•	Eagle Bulk Shipping Inc.

•	Genco Shipping & Trading Limited

•	Golden Ocean Group Limited

•	Pacific Basin Shipping Limited

•	Pangaea Logistics Solutions, Ltd.

•	Safe Bulkers, Inc.

•	Seanergy Maritime Holdings Corp.

Price-to-Net Asset Value
Low	0.55x
High	0.97x
Median	0.79x
Mean	0.78x

Taking into account the results of the selected companies analysis, Houlihan Lokey applied a selected range of 0.70x to 0.95x to Eagle’s Net Asset Value and 0.70x to 0.95x to Star Bulk’s Net Asset Value. The selected companies analysis indicated an implied exchange ratio reference range of 1.9298 to 3.5543 shares of Star Bulk common stock for each share of Eagle common stock, as compared to the exchange ratio of 2.6211 shares of Star Bulk common stock for each share of Eagle common stock provided for in the merger pursuant to the merger agreement.

Selected Transactions Analysis. Houlihan Lokey considered certain financial terms of certain transactions involving target companies or vessels that Houlihan Lokey deemed relevant. The financial data reviewed included transaction equity value as a multiple of Net Asset Value, and the selected transactions and resulting low, high, median and mean financial data were:

Date Announced	Target	Acquiror
10/9/2023	Euronav NV (Frontline Stake)	CMB NV
8/22/2023	American Tanker Holding Company, Inc.	Maritime Partners LLC
8/29/2022	Grindrod Shipping Holdings Ltd.	Taylor Maritime Investments Limited
8/26/2021	Navios Maritime Acquisition Corporation	Navios Maritime Partners L.P.
3/31/2021	Diamond S Shipping Inc.	International Seaways, Inc.
11/16/2020	Navios Maritime Containers L.P.	Navios Maritime Partners L.P.
6/13/2019	DryShips Inc.	SP II Holdings
5/27/2019	Delphin Shipping LLC	Star Bulk Carriers Corp.
10/29/2018	Poseidon Containers Holdings LLC/K&T Marine LLC	Global Ship Lease, Inc.
5/14/2018	Songa Bulk & Oceanbulk Container Carriers	Star Bulk Carriers Corp.
4/20/2018	Augustea Atlantica & York Capital Management	Star Bulk Carriers Corp.
3/14/2018	Greater China Intermodal Investments LLC	Seaspan Corporation
12/21/2017	Gener8 Maritime, Inc.	Euronav NV
5/31/2017	Tanker Investments Ltd.	Teekay Tankers Ltd.
5/23/2017	Navig8 Product Tankers Inc.	Scorpio Tankers Inc.
7/2/2015	Frontline 2012 Ltd.	Frontline Ltd.

Date Announced	Target	Acquiror
4/8/2015	Baltic Trading Limited	Genco Shipping & Trading Limited
2/25/2015	Navig8 Crude Tankers Inc.	General Maritime Corp.
10/7/2014	Golden Ocean Group Limited	Knightsbridge Tankers Limited; Frontline 2012 Ltd.
8/19/2014	Excel Maritime Carriers Ltd.	Star Bulk Carriers Corp.
6/16/2014	Oceanbulk	Star Bulk Carriers Corp.
3/10/2014	Frontline 2012 & Karpasia Shipping Inc	Knightsbridge Tankers Limited

Price-to-Net Asset Value
Low	0.40x
High	1.27x
Median	0.94x
Mean	0.88x

Taking into account the results of the selected transactions analysis, Houlihan Lokey applied a selected multiple range of 0.80x to 1.00x to Eagle’s Net Asset Value and 0.80x to 1.00x to Star Bulk’s Net Asset Value. The selected transactions analysis indicated an implied exchange ratio reference range of 2.0952 to 3.2737 shares of Star Bulk common stock for each share of Eagle common stock, as compared to the exchange ratio of 2.6211 shares of Star Bulk common stock for each share of Eagle common stock provided for in the merger pursuant to the merger agreement.

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of Eagle and Star Bulk by calculating the estimated net present value of the projected unlevered free cash flows of Eagle and Star Bulk based on the Eagle projections and the Star Bulk projections, respectively, and terminal values based on the estimated 2026 gross fleet values of Eagle and Star bulk based on the publicly available appraisals and depreciation and other information provided by Eagle and Star Bulk management. With respect to Eagle, Houlihan Lokey applied a range of terminal value multiples of 0.80x to 1.00x to Eagle’s estimated 2026 gross fleet value and applied discount rates ranging from 9.0% to 11.0% to the projected unlevered free cash flows of Eagle and terminal values. With respect to Star Bulk, Houlihan Lokey applied a range of terminal value multiples of 0.80x to 1.00x to Star Bulk’s estimated 2026 gross fleet value and applied discount rates ranging from 9.0% to 11.0% to the projected unlevered free cash flows of Star Bulk and terminal values. The discounted cash flow analysis indicated an implied exchange ratio reference range of 2.0032 to 3.7930 shares of Star Bulk common stock for each share of Eagle common stock, as compared to the exchange ratio of 2.6211 shares of Star Bulk common stock for each share of Eagle common stock provided for in the merger pursuant to the merger agreement.

Other Matters

Houlihan Lokey was engaged by Eagle to act as its financial advisor in connection with a possible merger, consolidation, business combination, sale or other similar transaction involving Eagle. Eagle engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide financial advisory services in connection with mergers and acquisitions, financings and financial restructurings. Pursuant to its engagement by Eagle, Houlihan Lokey is entitled to a transaction fee of $5,500,000 upon the consummation of the merger with Star Bulk or $9,000,000 if Eagle consummates a merger, consolidation, business combination, sale or other similar transaction with a party other than Star Bulk. In addition, Houlihan Lokey became entitled to a fee of $1,500,000 for rendering its opinion to the Eagle Board, which fee is not contingent upon the successful completion of the merger and is creditable against the transaction fee. Eagle has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain of Houlihan Lokey’s employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity and other securities and financial instruments (including loans and other obligations) of, or investments in, Eagle, Star Bulk, or any other party that may be involved in the merger and their respective affiliates or security holders or any currency or commodity that may be involved in the merger.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other services to Eagle for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, having provided financial advisory services to the Eagle Board in connection with Eagle’s repurchase of shares of Eagle common stock from Oaktree Capital Management and its affiliates in June 2023. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Eagle, Star Bulk, other participants in the merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Eagle, Star Bulk, other participants in the merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Certain Unaudited Forecasted Financial Information of Star Bulk

The following summary of the Star Bulk projections is included in this proxy statement/prospectus to give Star Bulk shareholders and Eagle shareholders access to non-public information that was provided solely to the Star Bulk Board and Eagle Board in connection with their respective evaluations of the merger and the transactions contemplated thereby, and that was also provided to Eagle’s financial advisor in connection with its analyses and opinion.

Although Star Bulk may issue limited financial guidance to investors periodically, Star Bulk generally does not disclose projections of its expected future financial performance, revenues, earnings or other results due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with discussions between Star Bulk and Eagle regarding a business combination transaction, Star Bulk’s management prepared certain non-public unaudited financial projections and operating data for Star Bulk as a stand-alone company, without giving effect to the merger, for the period from December 1, 2023 through December 31, 2024 and for the fiscal years ending December 31, 2025 and December 31, 2026, which were discussed with the Star Bulk Board, and which are referred to as the “Star Bulk projections.” The Star Bulk projections were provided by Star Bulk management to the Star Bulk board and Eagle in connection with their consideration of the potential strategic transaction and to Houlihan Lokey solely for the purposes of its financial analyses and opinion to the Eagle Board.

The Star Bulk projections provided in this section were not prepared for the purpose of public disclosure. However, a summary of the Star Bulk projections has been included in this section to provide Star Bulk shareholders and Eagle shareholders access to this financial information. The inclusion of the summary of the Star Bulk projections in this section should not be regarded as a form of financial guidance or an indication that Star Bulk, Eagle, Houlihan Lokey or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results and it should not be relied upon as such.

The Star Bulk projections in this section were not prepared on a basis designed to comply with the published guidelines of the SEC regarding financial forecasts and forward-looking statements or the guidelines established by each of the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. The Star Bulk projections in this section have been prepared by, and are the responsibility of, Star Bulk’s management. Neither of Star Bulk’s or Eagle’s independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Star Bulk projections summarized in this section, nor expressed any opinion or any other form of assurance with respect to this information or its achievability and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Star Bulk’s independent registered public accounting firm contained in the Star Bulk Annual Report on Form 20-F for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to Star Bulk’s historical financial statements. It does not extend to the Star Bulk projections in this section and should not be read to do so.

Although presented with numerical specificity, the Star Bulk projections in this section are subject in many respects and reflect the use of variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of Star Bulk, Eagle or the combined company, and which may prove not to have been accurate at the time they were prepared or at any time during the period covered by the Star Bulk projections in this section. While in the view of Star Bulk’s management, the Star Bulk projections in this section were prepared on a reasonable basis and reflect the best available estimates and judgments at the time of their preparation, the achievement of the results included in the Star Bulk projections in this section is subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the Star Bulk projections in this section include, but are not limited to, risks and uncertainties relating to Star Bulk’s business (including its ability to achieve strategic goals and the effects that the merger may have on its business), industry performance, the laws to which Star Bulk is subject, general business and economic conditions, market and financial conditions, tax rates, transactions or events that were not anticipated at the time the Star Bulk projections in this section were prepared, various risks set forth in Star Bulk’s public filings with the SEC incorporated by reference herein and various risks and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and in the section entitled “Risk Factors”.

The Star Bulk projections in this section do not necessarily reflect Star Bulk’s current estimates and do not necessarily take into account any circumstance, transaction or event occurring after the date the Star Bulk projections in this section were prepared and some or all of the assumptions that had been made in the Star Bulk projections in this section and certain events and results after such date may have differed from the assumptions utilized in the Star Bulk projections in this section or might lead to different assumptions being utilized if forecasts were subsequently prepared. The Star Bulk projections in this section do not give effect to the merger or the potential synergies that may be achieved by the combined company as a result of the merger nor do they take into account the effect of any failure of the merger to occur. Actual results may have differed and may continue to differ, and may differ materially, from those contained in the Star Bulk projections in this section. For all the reasons discussed in this section, there can be no assurance that the Star Bulk projections in this section will be realized.

The Star Bulk projections in this section were prepared by Star Bulk’s management, independent of, and without any collaboration or coordination with, Eagle’s management.

Neither Star Bulk nor its affiliates, officers, directors or other representatives, gives any Star Bulk shareholder or any other person any assurance that forecasted results will be realized or that financial results of Star Bulk prepared after the date the Star Bulk projections in this section were prepared do not and will not differ materially from the Star Bulk projections in this section and, except as otherwise required by law, none of Star Bulk, Eagle or the combined company undertakes any obligation to update or otherwise revise or reconcile the Star Bulk projections in this section to reflect circumstances existing after the date the Star Bulk projections in this section were prepared, or to reflect the occurrence of future events, or to make any such update or other revision or reconciliation publicly available, even in the event that any or all of the assumptions and estimates underlying the Star Bulk projections in this section are shown to be in error.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Star Bulk projections in this section. No representation is made by Star Bulk, Eagle, Houlihan Lokey or any other person to any Star Bulk or Eagle shareholder or anyone else regarding, and none of Star Bulk, Eagle or Houlihan Lokey assumes any responsibility for, the validity, reasonableness, accuracy or completeness of the Star Bulk projections in this section. The inclusion of the summary of the Star Bulk projections in this section should not be regarded as an indication that Star Bulk, Eagle, Houlihan Lokey or any other recipient of this information considered, or now considers, the Star Bulk projections in this section to be material or to be a reliable prediction of actual future results. The Star Bulk projections in this section have not been included in an effort to influence any Eagle shareholder’s decision to vote on any proposal.

The summary of the Star Bulk projections in this section covers multiple years and this information by its nature becomes subject to greater uncertainty with each successive year. The Star Bulk projections in this section should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in this proxy statement/prospectus and Star Bulk’s public filings with the SEC incorporated by reference herein.

The Star Bulk projections in this section reflect various assumptions and estimates that Star Bulk’s management made in good faith for illustrative purposes at the time that the Star Bulk projections in this section were prepared, all of which are difficult to predict and many of which are beyond the control of Star Bulk, Eagle or the combined company, including economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Eagle and Star Bulk operate and the risks and uncertainties described in the “Risk Factors” section and the “Cautionary Statement Regarding Forward-Looking Statements”.

Star Bulk uses certain financial measures in the Star Bulk projections that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Star Bulk believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Star Bulk’s competitors and may not be directly comparable to similarly titled measures of Star Bulk’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Star Bulk projections) provided to a board of directors or financial advisor in connection with a business combination or asset acquisition transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Star Bulk projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Star Bulk Board, Eagle or Houlihan Lokey in connection with the merger. Accordingly, no reconciliation of the financial measures included in the Star Bulk projections is provided in this proxy statement/prospectus.

	Unaudited Star Bulk Financial Projections For
	(in USD millions)
	December 1, 2023 - December 31, 2024 Estimated	Year Ended December 31, 2025 Estimated	Year Ended December 31, 2026 Estimated
Net voyage revenue(1)	$637.0	$564.7	$605.1
Adjusted EBITDA(2)	$332.4	$270.0	$308.8
Unlevered Free Cash Flows(3)	$314.3	$223.0	$291.4

(1)	Computed as total revenues less voyage expenses. Presented after deduction for charter in expenses.

(2)

Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items. Includes drydocking expenses as an expense. Does not treat stock-based compensation as an expense.

(3)

Calculated solely based on the projected financial information provided by Star Bulk and were approved for Houlihan Lokey’s use by Eagle. Calculated as Adjusted EBITDA, less stock-based compensation expense, taxes and capital expenditures, adjusted for changes in net working capital.

Certain Unaudited Forecasted Financial Information of Eagle

Although Eagle may issue limited financial guidance to investors periodically, Eagle generally does not disclose projections of its expected future financial performance, revenues, earnings or other results due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty and subjectivity of the underlying assumptions and estimates. However, in connection with discussions between Star Bulk and Eagle regarding a business combination transaction, and the strategic review process conducted by the Eagle Board that followed, Eagle’s management prepared certain non-public unaudited financial projections and operating data for Eagle as a stand-alone company, without giving effect to the merger, for the period from December 1, 2023 through December 31, 2024 and for the fiscal years ending December 31, 2025 and December 31, 2026, which were discussed with the Eagle Board, and which are referred to as the “Eagle projections.” The Eagle projections were provided by Eagle management to the Eagle Board and Star Bulk in connection with their consideration of the potential strategic transaction and also were provided to Eagle’s financial advisor, Houlihan Lokey for purposes of its financial analyses and opinion to the Eagle Board.

The Eagle projections provided in this section were not prepared for the purpose of public disclosure. However, a summary of the Eagle projections has been included in this section to provide Star Bulk shareholders and Eagle shareholders access to this financial information. The inclusion of the summary of the Eagle projections in this section should not be regarded as an indication that Star Bulk, Eagle, Houlihan Lokey or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results and it should not be relied upon as such.

The Eagle projections in this section were not prepared on a basis designed to comply with the published guidelines of the SEC regarding financial forecasts and forward-looking statements or the guidelines established by each of the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts. The Eagle projections in this section have been prepared by, and are the responsibility of, Eagle’s management. Neither of Star Bulk’s or Eagle’s independent registered public accounting firms, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Eagle projections summarized in this section, nor have they expressed any opinion or any other form of assurance with respect to this information or its achievability and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of Eagle’s independent registered public accounting firm contained in Eagle’s Annual Report on Form 10-K for the year ended December 31, 2022, which is incorporated by reference into this proxy statement/prospectus, relates to Eagle’s historical financial statements. It does not extend to the Eagle projections in this section and should not be read to do so.

Although presented with numerical specificity, the Eagle projections in this section are subject in many respects and reflect the use of variables, estimates and assumptions that are inherently uncertain, susceptible to multiple interpretations and may be beyond the control of Star Bulk, Eagle or the combined company, and which may prove not to have been accurate at the time they were prepared or at any time during the period covered by the Eagle projections in this section. While in the view of Eagle’s management, the Eagle projections in this section were prepared on a reasonable basis and reflect the best available estimates and judgments at the time of their preparation, the achievement of the results included in the Eagle projections in this section is subject to many risks and uncertainties. Important factors that may affect actual results and cause actual results to differ materially from the Eagle projections in this section include, but are not limited to, risks and uncertainties relating to Eagle’s business (including its ability to achieve strategic goals and the effects that the merger may have on its business), industry performance, the laws to which Eagle is subject, general business and economic conditions, market and financial conditions, tax rates, transactions or events that were not anticipated at the time the Eagle projections in this section were prepared, various risks set forth in Eagle’s public filings with the SEC incorporated by reference herein and various risks and other factors described or referenced in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and in the section entitled “Risk Factors”.

The Eagle projections in this section do not necessarily reflect Eagle’s current estimates and do not necessarily take into account any circumstance, transaction or event occurring after the date the Eagle projections in this section were prepared and some or all of the assumptions that had been made in the Eagle projections in this section and certain events and results after such date may have differed from the assumptions utilized in the Eagle projections in this section or might lead to different assumptions being utilized if forecasts were subsequently prepared. The Eagle projections in this section do not give effect to the merger or the potential synergies that may be achieved by the combined company as a result of the merger nor do they take into account the effect of any failure of the merger to occur. Actual results may have differed and may continue to differ, and may differ materially, from those contained in the Eagle projections in this section. For all the reasons discussed in this section, there can be no assurance that the Eagle projections in this section will be realized.

The Eagle projections in this section were prepared by Eagle’s management, independent of, and without any collaboration or coordination with, Star Bulk’s management.

Neither Eagle nor its affiliates, officers, directors or other representatives, gives any Eagle shareholder or any other person any assurance that forecasted results will be realized or that financial results of Eagle prepared after the date the Eagle projections in this section were prepared do not and will not differ materially from the Eagle projections in this section and, except as otherwise required by law, none of Star Bulk, Eagle or the combined company undertakes any obligation to update or otherwise revise or reconcile the Eagle projections in this section to reflect circumstances existing after the date the Eagle projections in this section were prepared, or to reflect the occurrence of future events, or to make any such update or other revision or reconciliation publicly available, even in the event that any or all of the assumptions and estimates underlying the Eagle projections in this section are shown to be in error.

Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Eagle projections in this section. No representation is made by Star Bulk, Eagle, Houlihan Lokey or any other person to any Star Bulk or Eagle shareholder or anyone else regarding, and none of Star Bulk, Eagle or Houlihan Lokey assumes any responsibility for, the validity, reasonableness, accuracy or completeness of the Eagle projections in this section. The inclusion of the summary of the Eagle projections in this section should not be regarded as an indication that Star Bulk, Eagle, Houlihan Lokey or any other recipient of this information considered, or now considers, the Eagle projections in this section to be material or to be a reliable prediction of actual future results. The Eagle projections in this section have not been included in an effort to influence any Eagle shareholder’s decision to vote on any proposal. Rather, the summary of the Eagle projections is included in this proxy statement/prospectus to give Star Bulk shareholders and Eagle shareholders access to non-public information that was provided to the Star Bulk Board and the Eagle Board in connection with their respective evaluations of the merger and the transactions contemplated thereby and that was also provided to Eagle’s financial advisor, Houlihan Lokey. Eagle directed Houlihan Lokey to use and rely on the Star Bulk projections and Eagle projections for purposes of its financial analyses and opinion to the Eagle Board.

The summary of the Eagle projections in this section covers multiple years and this information by its nature becomes subject to greater uncertainty with each successive year. The Eagle projections in this section should be evaluated, if at all, in conjunction with the historical financial statements and other information contained in this proxy statement/prospectus and Eagle’s public filings with the SEC incorporated by reference herein.

The Eagle projections in this section reflect various assumptions and estimates that Eagle’s management made in good faith for illustrative purposes at the time that the Eagle projections in this section were prepared, all of which are difficult to predict and many of which are beyond the control of Star Bulk, Eagle or the combined company, including economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which Eagle and Star Bulk operate and the risks and uncertainties described in the “Risk Factors” section and the “Cautionary Statement Regarding Forward-Looking Statements”.

Eagle uses certain financial measures in the Eagle projections that are not in accordance with GAAP as supplemental measures to evaluate operational performance. While Eagle believes that non-GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measures. Non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Eagle’s competitors and may not be directly comparable to similarly titled measures of Eagle’s competitors. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. Financial measures included in forecasts (including the Eagle projections) provided to a board of directors or financial advisor in connection with a business combination or asset acquisition transaction are excluded from the definition of “non-GAAP financial measures” under the rules of the SEC, and therefore the Eagle projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to or relied upon by the Eagle Board, Star Bulk or Eagle’s financial advisor in connection with the merger. Accordingly, no reconciliation of the financial measures included in the Eagle projections is provided in this proxy statement/prospectus.

The following table sets forth certain summarized prospective financial information regarding Eagle for the years 2023 through 2026:

	Unaudited Eagle Financial Projections For
	(in USD millions)
	December 1, 2023 - December 31, 2024 Estimated	Year Ended December 31, 2025 Estimated	Year Ended December 31, 2026 Estimated
Net voyage revenue(1)	$300.0	$295.5	$296.4
Adjusted EBITDA(2)	$138.8	$149.7	$150.2
Unlevered Free Cash Flows(3)	$106.7	$100.8	$108.4

(1)	Computed as total revenues less voyage expenses. Presented after deduction for charter in expenses.
(2)

Adjusted EBITDA refers to earnings before interest, taxes, depreciation and amortization, adjusted for certain non-recurring items. Does not include drydocking expenses as an expense. Does not treat stock-based compensation as an expense.

(3)

Calculated solely based on the projected financial information provided by Eagle and were approved for Houlihan Lokey’s use by Eagle. Calculated as Adjusted EBITDA, less stock-based compensation expense, taxes and capital expenditures, adjusted for changes in net working capital.

Interests of Eagle’s Directors and Executive Officers in the Merger

In considering the recommendations of the Eagle Board that you vote to approve the merger proposal, you should be aware that certain directors and executive officers of Eagle have agreements or arrangements that provide them with interests in the merger, including financial interests, that may be different from, or in addition to, the interests of the other shareholders of Eagle. The Eagle Board was aware of these interests when it approved the merger agreement and the transactions contemplated thereby and recommended that Eagle shareholders vote “FOR” the merger proposal. Such interests include the following and are more fully summarized below:

•	One current director of Eagle will become a director of the combined company;

•

Costa Tsoutsoplides, the Chief Financial Officer of Eagle, will serve as Senior Advisor to Star Bulk following the completion of the merger pursuant to an employment agreement entered into on December 11, 2023;

•	Employment agreements for Eagle’s executive officers provide for certain severance protections upon a qualifying termination;

•

Eagle’s executive officers have entered into amendments to their equity award agreements that provide for vesting of certain Eagle PSUs at target level performance upon the consummation of the merger and removal of mandatory holding attributable to shares of common stock issued in respect of certain Eagle PSUs and Eagle performance-based restricted shares;

•	Eagle’s non-employee directors may receive unrestricted shares of Eagle common stock and a cash fee in respect of services rendered in 2024 prior to the consummation of the merger;

•

Gary Vogel, the Chief Executive Officer of Eagle, may receive a lump sum cash bonus upon the consummation of the merger in an amount equal to Mr. Vogel’s target long-term equity incentive award (i.e., 175% of his current annual base salary), prorated based on the number of days elapsed in 2024 inclusive of the closing date;

•	Gary Weston, a current director of Eagle, held 15,000 shares of Star Bulk’s common stock at execution of the merger agreement; and

•	Eagle’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

The Eagle Board was aware of these interests during its deliberations of the merits of the merger and in determining to recommend that Eagle shareholders vote in favor of the proposal to approve and authorize the merger agreement and the merger.

Continued Service of Certain Eagle Directors and Executive Officers

One current Eagle director is expected to continue as a member of the Star Bulk Board following consummation of the merger and Costa Tsoutsoplides is expected to become Senior Advisor to Star Bulk and will perform such duties and responsibilities to aid in the transition of Eagle to a wholly owned subsidiary of Star Bulk.

Employment Agreements with Executive Officers

Eagle’s executive officers are employed by its subsidiary, Eagle Bulk Shipping International (USA) LLC, a Marshall Islands limited liability company (“Eagle International”). Eagle and Eagle International have employment agreements with each of Mr. Vogel and Mr. Tsoutsoplides.

Mr. Vogel

On October 29, 2021, Eagle and Eagle International entered into an employment agreement with Gary Vogel (the “Vogel employment agreement”), which sets forth the terms of Mr. Vogel’s employment as Eagle’s Chief Executive Officer. Under the Vogel employment agreement, in the event that Mr. Vogel’s employment is terminated by Eagle International without “cause” or by him for “good reason”, Mr. Vogel will become entitled to receive the following severance payments and benefits, subject to his delivery of a release of claims against Eagle and related parties: (i) a lump sum payment, within 60 days following termination, equal to 1.5 times the sum of his annual base salary plus 75% of his target annual bonus and (ii) if Mr. Vogel timely elects COBRA continuation coverage, Mr. Vogel will be reimbursed for the costs of COBRA premiums for 18 months following termination. Such severance amounts are in addition to payment of accrued obligations through his termination date, including any accrued but unpaid vacation pay and business expenses through the termination date, and any earned bonus for the year prior to the year in which termination occurs (together, “accrued obligations”).

Pursuant to the Vogel employment agreement, notwithstanding anything to the contrary under his applicable award agreements, upon a termination of Mr. Vogel’s employment by Eagle International without cause, by Mr. Vogel for good reason or due to his death or disability, subject to his delivery of a release of claims against Eagle and related parties, all of Mr. Vogel’s unvested equity awards will vest, and any performance criteria will be deemed satisfied at the target level.

Mr. Tsoutsoplides

On December 11, 2023, Eagle and Eagle International entered into an employment agreement with Mr. Tsoutsoplides (the “Tsoutsoplides employment agreement”), pursuant to which Mr. Tsoutsoplides will continue to serve as Eagle’s Chief Financial Officer until the closing date. From and after the closing date, Mr. Tsoutsoplides will serve as Senior Advisor to Star Bulk and will perform such duties and responsibilities to aid in the transition of Eagle to a wholly owned subsidiary of Star Bulk.

In lieu of Mr. Tsoutsoplides’ eligibility to receive equity-incentive compensation with respect to calendar year 2024, pursuant to the Tsoutsoplides employment agreement, on December 22, 2023, Mr. Tsoutsoplides received a cash payment in an amount equal to $117,187.50 (the “equity replacement award”). If, prior to the closing date, Mr. Tsoutsoplides’ employment with Eagle International is terminated by Eagle International for “cause” or by Mr. Tsoutsoplides other than for “good reason”, death or disability, Mr. Tsoutsoplides will be required to repay Eagle International an amount equal to the equity replacement award, net of taxes withheld by Eagle International or paid by Mr. Tsoutsoplides.

Pursuant to the Tsoutsoplides employment agreement, on December 22, 2023, Mr. Tsoutsoplides received a retention bonus in the amount of $173,658 (the “retention bonus”), which amount is equal to the excess of $1.1 million over (i) $693,342 (which represents the value of Mr. Tsoutsoplides’ outstanding equity awards accelerated into December 2023) and (ii) $233,000 (which represents Mr. Tsoutsoplides’ fiscal year 2023 bonus paid prior to December 30, 2023). For additional information and a quantification of Mr. Tsoutsoplides’ outstanding equity awards that were accelerated into December 2023, see note 4 of “Quantification of Payments to Eagle Named Executive Officers in Connection with the Merger”. If Mr. Tsoutsoplides’ employment with Eagle International (or its successor) is terminated by Eagle International (or its successor) for “cause” or by Mr. Tsoutsoplides other than for “good reason”, death or “disability” prior to the date of the six-month anniversary of the closing date (such date, the “transition end date”), Mr. Tsoutsoplides will be required to repay an amount equal to the retention bonus, net of taxes withheld by Eagle International or paid by Mr. Tsoutsoplides. If Mr. Tsoutsoplides and Star Bulk have not mutually agreed upon a go-forward position for Mr. Tsoutsoplides as of the transition end date, then Mr. Tsoutsoplides may voluntarily terminate his employment within 30 days prior to the transition end date and such termination of employment will be treated as a termination by Mr. Tsoutsoplides for “good reason” for all purposes under the Tsoutsoplides employment agreement.

In the event that Mr. Tsoutsoplides’ employment is terminated by Eagle International other than for cause, death or disability or Mr. Tsoutsoplides’ employment is terminated by Mr. Tsoutsoplides for good reason, Mr. Tsoutsoplides will be entitled to, in addition to the accrued obligations, the following, subject to his delivery of a release of claims against Eagle and related parties:

•	A cash severance amount determined as follows:

•

if the date of termination occurs prior to the closing date or on the day after the second anniversary of the closing date, an amount equal to the excess, if any, of the sum of Mr. Tsoutsoplides’ annual base salary plus 150% of his minimum annual bonus (i.e., at least 50% of his annual base salary) (the “base cash severance amount”), over the amount of the retention bonus paid;

•

if the date of termination occurs during the period from the closing date through and including the first anniversary of the closing date, an amount equal to the excess, if any, of three times the base cash severance amount, over the amount of the retention bonus paid; and

•

if the date of termination occurs during the period from the day after the first anniversary of the closing date through and including the second anniversary of the closing date, an amount equal to the excess, if any, of two times the base cash severance amount, over the amount of the retention bonus paid;

•

all unvested equity awards in Eagle (or any successor) held by Mr. Tsoutsoplides (“equity awards”) will vest as if Mr. Tsoutsoplides remained employed for an additional year beyond the date of termination; provided that all equity awards that are continued, converted, assumed or replaced with a substantially similar award by Star Bulk as a result of the merger (the “replacement equity awards”) that vest (A) solely based on the passage of time (as opposed to performance) shall become fully vested and (B) based on performance shall become vested based on achievement of actual performance through the date of termination and any time vesting component will accelerate; and

•	to the extent he timely elects COBRA continuation coverage, Mr. Tsoutsoplides will be reimbursed for the costs of COBRA premiums for 12 months following termination.

Award Agreement Amendments

On December 10, 2023, Eagle entered into an omnibus amendment with Mr. Vogel (the “pre-signing omnibus amendment”) to the Restricted Stock Award Agreement, dated as of September 3, 2021, the Restricted Stock Unit Award Agreement, dated as of March 11, 2022, and the Restricted Stock Unit Award Agreement, dated as of March 6, 2023, in each case, by and between Eagle and Mr. Vogel, and an amendment with Mr. Tsoutsoplides (the “pre-signing amendment”) to the Restricted Stock Unit Award Agreement, dated as of April 1, 2023, by and between Eagle and Mr. Tsoutsoplides, pursuant to which the foregoing award agreements were amended to remove the mandatory holding period attributable to shares of common stock issued in respect of the Eagle performance-vested RSUs that vested based on relative total shareholder return (the “TSR performance-vested RSUs”) and the Eagle performance-vested restricted shares that vested based on relative total shareholder return (in the case of Mr. Vogel’s Restricted Stock Award Agreement, dated as of September 3, 2021) upon the occurrence of a change in control.

On December 12, 2023, Eagle entered into an omnibus amendment with Mr. Vogel (the “post-signing omnibus amendment”) to the Restricted Stock Unit Award Agreement, dated as of November 15, 2022, and the Restricted Stock Unit Award Agreement, dated as of March 6, 2023, and as amended by the pre-signing omnibus amendment, in each case, by and between Eagle and Mr. Vogel, and an amendment with Mr. Tsoutsoplides (the “post-signing amendment”) to the Restricted Stock Unit Award Agreement, dated as of April 1, 2023, and as amended by the pre-signing amendment, by and between Eagle and Mr. Tsoutsoplides, pursuant to which the foregoing award agreements were amended to provide that the performance component of the TSR performance-vested RSUs will vest at the target level of performance upon the consummation of the merger.

Acceleration of Equity Awards

If the Eagle executive officers are terminated by Eagle International (or its successor) without “cause” or by the executive officer for “good reason” (as those terms are defined in the executives’ respective employment agreements with Eagle and Eagle International) at any time following the merger, the executive officers’ Star Bulk restricted shares and Star Bulk RSUs (in each case, that were converted from the respective Eagle equity awards in connection with the closing) will vest in full at the time of termination of employment. The merger itself, absent a subsequent termination of employment, does not impact the treatment of the Eagle equity awards held by the executive officers, except that, notwithstanding the proposed treatment of the Eagle PSUs pursuant to the merger agreement, pursuant to the post-signing omnibus amendment and the post-signing amendment, the performance component of the TSR performance-vested RSUs will vest at the target level of performance upon the consummation of the merger.

Agreements with the Surviving Corporation

Prior to or following the closing, certain executive officers of Eagle may discuss or enter into agreements with the surviving corporation or any of its affiliates regarding employment with, or the right to purchase or participate in the equity of, the surviving corporation or one or more of its affiliates. As of the date hereof, no other new employment or compensation arrangements between any executive officer of Eagle and the surviving corporation for post-closing periods have been discussed, negotiated or established.

Indemnification and Insurance. Eagle may at its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time with respect to claims arising from or related to facts or events which occurred at or before the effective time; provided that without Star Bulk’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of the merger agreement by Eagle for such insurance (the “maximum premium”). If Eagle declines to purchase such a “tail” policy, Star Bulk will purchase such a “tail” policy or, at Star Bulk’s election in lieu of purchasing such a “tail” policy, for a period of six years after the effective time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by Eagle as of the date of the merger agreement (provided that Star Bulk may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the effective time. However, Star Bulk will not be obligated to purchase such a “tail” policy if the cost would exceed the maximum premium or make annual premium payments for such insurance to the extent such premiums exceed the maximum premium. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, Star Bulk will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the maximum premium.

For a further discussion of the terms of the merger agreement with respect to indemnification in connection with the completion of the merger, please see the section captioned “The Merger Agreement—Indemnification and Insurance”.

Quantification of Payments to Eagle Named Executive Officers in Connection with the Merger

The information below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation that is based on, or otherwise relates to, the merger and that may be payable to each “named executive officer” of Eagle, which includes equity grants and other compensation that may vest or otherwise become payable pursuant to arrangements that were not entered into in connection with merger.

The amounts set out below assume (i) the merger was consummated on March 31, 2024, which is the assumed completion date of the merger solely for purposes of the disclosure in this section, (ii) the relevant price per share of Eagle common stock is $53.20, which is the average closing price per share of Eagle common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on December 11, 2023 and (iii) the named executive officers of Eagle are terminated without “cause” immediately following the assumed closing date of the merger. These amounts are estimates of amounts that have, or might, become payable to the named executive officers and the estimates are based on multiple assumptions that may or may not prove correct. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a named executive officer may differ in material respects from the amounts set forth below.

Named Executive Officer	Cash (USD)(1)	Equity (USD)(2)	Perquisites/ Benefits (USD)(3)	Other (USD)(4)	Total (USD)
Gary Vogel	$2,019,844	$6,641,337	$57,080	$304,063	$9,022,324
Costa Tsoutsoplides	$1,795,092	$264,934	$38,053	$1,273,298	$3,371,377

(1)

This column reflects the severance entitlements of our named executive officers pursuant to their respective employment agreements. With respect to Mr. Vogel, the amount represents a lump sum payment of 1.5 times the sum of (a) his current annual base salary rate of $695,000 and (b) 75% of his current target annual bonus of $868,750. With respect to Mr. Tsoutsoplides, the amount represents a lump sum payment of 3 times the sum of (a) his current annual base salary of $375,000 and (b) 150% of his minimum annual bonus of $187,500, less the amount of the $173,658 retention bonus. Mr. Vogel’s benefits are “double-trigger” in that his employment must be terminated by Eagle International (or its successor) without cause or by Mr. Vogel for “good reason”. Mr. Tsoutsoplides’ benefits are “double-trigger” in that the merger needs to occur under the Tsoutsoplides employment agreement and Mr. Tsoutsoplides would need to be terminated within one year following the merger without “cause” or resign for “good reason”. Messrs. Vogel and Tsoutsoplides are subject to nonsolicitation and noncompetition covenants during the course of their employment and for 12 months following termination of employment for any reason. Details regarding the terms of these payments, and the applicable release on which the payments are conditioned, are set forth in “—Employment Agreements with Executive Officers”.
(2)

This column represents the value of unvested Eagle restricted shares, Eagle performance-based restricted shares, Eagle RSUs and Eagle PSUs outstanding as of January 16, 2024 (the last practicable date prior to the date of this proxy statement/prospectus), that would vest pursuant to the respective Eagle equity awards and employment agreements of the named executive officers, including the value of accrued and unpaid dividends and dividend equivalents thereon. Mr. Vogel’s benefit is “double-trigger” in that there needs to be a “change in control” under the equity award agreement (which will include the consummation of the merger), and Mr. Vogel would need to be terminated on or following a change in control without “cause” or for “good reason”. Mr. Tsoutsoplides’ benefit is “double-trigger” in that the consummation of the merger must occur, and Mr. Tsoutsoplides would need to be terminated on or following a change in control without “cause” or for “good reason”. Details regarding the terms of accelerated vesting of the executive officers’ Eagle equity awards are set forth in “—Employment Agreements with Executive Officers” and “— Acceleration of Equity Awards”.

Eagle Restricted Shares

The table below provides information on the estimated value of unvested Eagle restricted shares held by the named executive officers. The amounts shown with respect to each Eagle restricted share represent the product of (a) $53.20 and (b) the number of shares of Eagle common stock subject to such Eagle restricted share, plus the value of accrued and unpaid dividends thereon:

Name	Number of Shares Subject to Unvested Eagle Restricted Share Outstanding (#)	Value of Accrued but Unpaid Dividends/Dividend Equivalents (USD)	Value of Awards (USD)
Gary Vogel	2,979	$34,050	$192,533
Costa Tsoutsoplides	—	—	—

Eagle Performance-Based Restricted Shares

The table below provides information on the estimated value of unvested Eagle performance-based restricted shares held by the named executive officers. The amounts shown with respect to each Eagle performance-based restricted share represent the product of (a) $53.20 and (b) the number of shares of Eagle common stock subject to such Eagle performance-based restricted share based on the achievement of actual performance during fiscal year 2021, plus the value of accrued and unpaid dividends thereon:

Name	Number of Shares Subject to Unvested Eagle Performance-Based Restricted Shares Outstanding (#)	Value of Accrued but Unpaid Dividends/Dividend Equivalents (USD)	Value of Awards (USD)
Gary Vogel	7,868	$89,931	$508,509
Costa Tsoutsoplides	—	—	—

Eagle RSUs

The table below provides information on the estimated value of unvested Eagle RSUs held by the named executive officers. The amounts shown with respect to each Eagle RSU represent the product of (a) $53.20 and (b) the number of shares of Eagle common stock subject to such Eagle RSU, plus the value of accrued and unpaid dividend equivalents thereon:

Name	Number of Shares Subject to Unvested Eagle RSUs Outstanding (#)	Value of Accrued but Unpaid Dividends/Dividend Equivalents (USD)	Value of Awards (USD)
Gary Vogel	46,805	$158,027	$2,648,053
Costa Tsoutsoplides	—	—	—

Eagle PSU Awards

The table below provides details on the estimated value of Eagle PSUs based upon the number of units or shares payable under the award agreements based on actual level of performance achieved as of the end of the applicable performance period with respect to the Eagle PSUs that vested based on Eagle’s actual earnings per share (“EPS PSUs”) granted to Mr. Vogel in March of 2022, and with respect to the Eagle PSUs that vested based on relative total shareholder return (“TSR PSUs”) granted to Mr. Vogel in March of 2022 (the “Actual Performance PSUs”), plus the value of accrued and unpaid dividend equivalents thereon. The table below provides details on the estimated value of Eagle PSUs based upon the number of units or shares payable under the award agreements assuming achievement at the target level of performance with respect to the TSR PSUs granted to (w) Mr. Vogel in November of 2022 and March of 2023 and (x) Mr. Tsoutsoplides in April of 2023 and the EPS PSUs granted to (y) Mr. Vogel in March of 2023 and (z) Mr. Tsoutsoplides in April of 2023 (the “Target Performance PSUs”), plus the value of accrued and unpaid dividend equivalents thereon. Accordingly, the value of the awards shown in the table below represent the sum of (A) with respect to the Actual Performance PSUs, the product of (a) $53.20 and (b) the number of shares of the Eagle common stock that would vest pursuant to the respective Eagle PSU award agreements of the named executive officers based on actual achievement of the applicable performance component and (B) with respect to the Target Performance PSUs, the product of (a) $53.20 and (b) the number of shares of the Eagle common stock that would vest pursuant to the respective Eagle PSU award agreements of the named executive officers assuming payout at the target level of performance. As of the date of this proxy statement/prospectus, the Compensation Committee has not yet certified the performance of any EPS PSUs granted in 2023. Accordingly, for purposes of this disclosure, we have assumed that the Compensation Committee certifies performance at the target level with respect to the EPS PSUs granted in 2023. Details regarding the terms of accelerated vesting of the executive officers’ Eagle equity awards are set forth in “—Award Agreement Amendments” and “—Acceleration of Equity Awards”.

Name	Number of Shares that Vest and Are Payable with Respect to Unvested Actual Performance PSUs Outstanding (#)	Number of Shares that Vest and Are Payable with Respect to Unvested Target Performance PSUs (#)	Value of Accrued but Unpaid Dividends or Dividend Equivalents (USD)	Value of Awards (USD)
Gary Vogel	7,220	50,780	$206,642	$3,292,242
Costa Tsoutsoplides	—	4,908	$3,828	$264,934

(3)	This column represents the value of payments made by Eagle International for the cost of the named executive officers’ applicable premiums for COBRA coverage for a period of 18 months with respect to

Mr. Vogel and a period of 12 months with respect to Mr. Tsoutsoplides. These continuation benefits are payable upon a termination without cause or for good reason whether or not in connection with a change in control. The table below provides details on the value of continued participation in health and welfare benefits.

Name	Value of Continued Participation in Health and Welfare Benefits (USD)
Gary Vogel	$57,080
Costa Tsoutsoplides	$38,053

(4)

With respect to Mr. Vogel, the column entitled “Equity Replacement Award” in the table below represents the lump sum cash payment Eagle expects to make upon the consummation of the merger to Mr. Vogel in an amount equal to Mr. Vogel’s target long-term equity incentive award (i.e., 175% of his current annual base salary of $695,000), based on an assumed closing date of March 31, 2024. With respect to Mr. Tsoutsoplides, the column entitled “Equity Replacement Award” represents the amount of the equity replacement award paid in cash to Mr. Tsoutsoplides on December 22, 2023 pursuant to the Tsoutsoplides employment agreement. The column entitled “Retention Bonus” accounts for the value of the $173,658 retention bonus, which amount is equal to the excess of $1,100,000 over (i) $693,342 (which represents the value of Mr. Tsoutsoplides’ outstanding equity awards accelerated into December 2023) and (ii) $233,000 (which represents Mr. Tsoutsoplides’ fiscal year 2023 bonus paid prior to December 30, 2023) (as referenced above in “—Employment Agreements with Executive Officers —Mr. Tsoutsoplides”). Mr. Tsoutsoplides’ outstanding equity awards accelerated into December 2023 in connection with the merger consisted of the following: (i) 1,740 Eagle restricted shares that would have vested based on continued service on January 2, 2024; (ii) 2,868 Eagle restricted shares that would have vested based on continued service in substantially equal installments on each of January 2, 2024 and January 2, 2025; (iii) 4,800 Eagle restricted shares that would have vested based on continued service in substantially equal installments on each of January 2, 2024, January 2, 2025 and January 2, 2026; and (iv) 3,272 Eagle RSUs that would have vested based on continued service in equal installments on each of January 2, 2024, January 2, 2025 and January 2, 2026. The column entitled “Accrued Dividends Paid on Equity Awards Accelerated into 2023” reflects the value of accrued dividends and dividend equivalents paid on the accelerated vesting of Mr. Tsoutsoplides’ Eagle restricted shares and Eagle RSUs. The payments and benefits described in this footnote 4 are all single-trigger.

These components of the named executive officers’ other compensation are set forth in the following table:

Name	Equity Replacement Award (USD)	Retention Bonus (USD)	Value of Equity Awards Accelerated Vesting into 2023 (USD)	Accrued Dividends Paid on Equity Awards Accelerated into 2023 (USD)	2023 Annual Cash Bonus Paid in 2023 (USD)	Aggregate Value of Other Compensation (USD)
Gary Vogel	$304,063	—	—	—	—	$304,063
Costa Tsoutsoplides	$117,188	$173,658	$693,342	$56,110	$233,000	$1,273,298

Treatment of Eagle’s Equity Awards

Restricted Stock Units. At the effective time, each Eagle RSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a Star Bulk RSU with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle RSU immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle RSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle RSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

Performance Stock Units. Except as otherwise provided in the post-signing omnibus amendment and the post-signing amendment, at the effective time, each Eagle PSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a Star Bulk RSU with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle PSU based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle PSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle PSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and such Star Bulk RSU will no longer be subject to performance-based vesting conditions and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

Restricted Stock. At the effective time, each Eagle restricted share outstanding as of immediately prior to the effective time of the merger will be cancelled and converted into Star Bulk restricted shares with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle restricted share immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle restricted share) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle restricted share immediately prior to the effective time of the merger (except for any ministerial changes).

Performance-Based Restricted Stock. At the effective time, each Eagle performance-based restricted share outstanding as of immediately prior to the effective time of the merger, will be cancelled and converted into Star Bulk restricted shares with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle performance-based restricted share based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle performance-based restricted share), and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle performance-based restricted share immediately prior to the effective time of the merger (except that such Star Bulk Restricted Share will no longer be subject to performance-based vesting conditions and except for any ministerial changes).

Treatment of Indebtedness

If and to the extent requested by Star Bulk, Eagle will use reasonable best efforts to arrange for the termination of Eagle’s existing credit agreement (and the related repayment thereof, or, with respect to outstanding letters of credit or the providing of “backstop” letters of credit with respect thereto) at the closing (or such other date thereafter agreed to by Eagle and Star Bulk), and procure customary payoff letters and other customary release documentation in connection therewith. Alternatively, if and to the extent requested by Star Bulk, Eagle will use reasonable best efforts to obtain any amendments or consents required under the existing credit agreement to permit the consummation of the transactions contemplated by the merger agreement and obtain any amendments or other consents under the existing credit agreement as may be reasonably requested by

Star Bulk, and to execute and deliver such customary notices, agreements, documents or instruments necessary in connection therewith that will become effective on or prior to the closing. Neither an amendment to the existing credit agreement nor the execution and delivery of any such customary notices, agreements, documents or instruments necessary in connection therewith are conditions to the consummation of the transactions contemplated by the merger agreement.

In the event the required Eagle shareholder approvals are obtained, Star Bulk will, promptly upon request of Eagle, reimburse Eagle and its respective representatives for all reasonable and documented out-of-pocket expenses incurred by Eagle and its affiliates and representatives in connection with any such termination or amendment.

Star Bulk’s existing indebtedness will remain outstanding following the completion of the merger.

Governance of the Combined Company After the Merger

Directors

The merger agreement provides that Star Bulk must take all necessary corporate action to cause, effective as of the effective time, at least one existing director of the Eagle Board to be appointed to the Star Bulk Board, subject to such designee being “independent” under the rules and regulations of the SEC and Nasdaq and any such appointment not otherwise causing Star Bulk to no longer qualify as a “foreign private issuer” under Rule 3b-4 of the Exchange Act.

Officers

The merger agreement provides that the officers of Merger Sub immediately prior to the effective time will, as of the effective time, be the officers of Eagle, which will be the surviving corporation and a wholly owned subsidiary of Star Bulk as a result of the merger.

It is expected that the officers of Star Bulk will remain in place following the effective time. Costa Tsoutsoplides, the Chief Financial Officer of Eagle, will serve as Senior Advisor to Star Bulk following the completion of the merger.

Listing of Star Bulk Common Stock; Delisting and Deregistration of Eagle Common Stock

It is a condition to the obligation of each of Eagle and Star Bulk to effect the merger that the shares of Star Bulk common stock constituting the merger consideration are approved for listing on Nasdaq, subject to official notice of issuance. Under the merger agreement, Star Bulk is required to use its reasonable best efforts to cause the shares of Star Bulk common stock constituting the merger consideration to be approved for listing on Nasdaq prior to closing, subject to official notice of issuance, and Eagle must use its reasonable best efforts to cooperate with Star Bulk in connection with the foregoing, including by providing information reasonably requested by Star Bulk in connection therewith.

When the merger is completed, the Eagle common stock listed on the NYSE under the symbol “EGLE” will cease to be quoted on the NYSE and will subsequently be deregistered under the Exchange Act. Eagle expects to continue to comply with its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, as applicable, until the filing of a Form 25, expected to be 10 days after completion of the merger.

Accounting Treatment

Star Bulk prepares its financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with GAAP, which requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. Star Bulk will be treated as the acquirer for accounting purposes.

Regulatory Matters

Under the HSR Act and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the DOJ and the FTC and all statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination of the applicable waiting period under the HSR Act. Star Bulk and Eagle each filed their respective HSR Act notification forms on December 22, 2023, and the waiting period under the HSR Act will expire on January 22, 2024 at 11:59 p.m., Eastern Time. The DOJ or the FTC may extend the waiting period by issuing a Second Request. If either agency issues a Second Request, the waiting period will be extended until 30 days after the parties substantially comply with the request.

Under Section 39 of the GWB, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the FCO and the statutory waiting period requirements have been satisfied. Completion of the merger is subject to the expiration or earlier termination following a clearance decision of the applicable waiting period under the GWB. Star Bulk filed the applicable notification under the GWB on January 3, 2024, and received clearance from the FCO with respect to the merger on January 12, 2024.

The submission of a Business Combination Report with respect to the merger in accordance with Article 11 of the MRFTA and Articles 18 through 20 of its Enforcement Decree is further required to be made to the M&A Division of the KFTC. Completion of the merger is subject to receipt of the necessary approval decision of the KFTC under the MRFTA. Star Bulk submitted the applicable Business Combination Report with respect to the merger on January 10, 2024. The initial merger review period has a 30-calendar day deadline from submission, however, the KFTC may extend this period by issuing a request for further information, which would have the effect of suspending the initial review period until a complete response has been provided to the satisfaction of the KFTC. On January 15, 2024, the KFTC issued the First RFI. The initial review period is expected to last approximately four to six weeks (or longer) in view of the nature of the transaction and the First RFI. In the event the transaction was to be referred for an in-depth/extended review in South Korea, this could see the KFTC’s review process extended by an additional 90 calendar days (or longer).

At any time before or after the expiration of the statutory waiting periods under the HSR Act, the DOJ or the FTC may take action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, to rescind the merger or to conditionally permit completion of the merger subject to regulatory conditions or other remedies. In addition, at any time before or after the completion of the merger, and notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any non-U.S. regulatory body or governmental entity and U.S. state could take action under other applicable antitrust or regulatory laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin or otherwise prevent the completion of the merger or permitting completion subject to antitrust or regulatory conditions. Private parties may also seek to take legal action under antitrust or regulatory laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust or other regulatory grounds will not be made or, if such a challenge is made, that it would not be successful.

Timing of the Transaction

The merger is expected to be completed in the first half of 2024 after the Eagle special meeting (assuming the Eagle shareholder approval is obtained at the Eagle special meeting). It is also possible that the regulatory approvals described above may only be obtained after the Eagle special meeting and that such approvals will determine the timing of the completion of the merger. Neither Eagle nor Star Bulk can predict, however, the actual date on which the merger will be completed because it is subject to conditions beyond each company’s control, including obtaining necessary regulatory approvals from applicable governmental entities. See “The Merger Agreement—Conditions to the Completion of the Merger” and “The Merger—Timing of the Transaction”.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction.

Appraisal rights are not available in all circumstances, and exceptions to these rights are provided under the BCA. Section 100 of the BCA provides that shareholders have the right, in some circumstances, to dissent from certain corporate actions and to instead demand payment of the fair value of their shares. Shareholders do not have the right to receive payment of the fair value of their shares for the shares of any class or series of stock, which shares or depository receipts in respect thereof, at the record date fixed to determine the shareholders entitled to receive notice of and to vote at the meeting of shareholders to act upon the agreement of merger or consolidation or any sale or exchange of all or substantially all of the property and assets of the corporation not made in the usual course of its business, were either (i) listed on a securities exchange or admitted for trading on an interdealer quotation system or (ii) held of record by more than 2,000 holders.

Because Eagle common stock is listed on the NYSE, a national securities exchange, Eagle shareholders will not be entitled to appraisal rights in connection with the merger. Because Star Bulk is not a constituent company in the merger, its shareholders will not be entitled to appraisal rights in connection with the merger.

Litigation Related to the Merger

As of the date of this proxy statement/prospectus, neither Star Bulk nor Eagle is subject to any filed shareholder litigation related to the merger.

THE MERGER AGREEMENT

This section describes the material terms of the merger agreement. The descriptions of the merger agreement in this section and elsewhere in this proxy statement/prospectus are qualified in their entirety by reference to the complete text of the merger agreement, a copy of which merger agreement is attached as Annex A and is incorporated by reference into this proxy statement/prospectus. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. You are encouraged to carefully read the entire merger agreement.

Explanatory Note Regarding the Merger Agreement

The merger agreement is included to provide you with information regarding its terms. Neither the merger agreement nor the summary of its material terms included in this section is intended to provide any factual information about Star Bulk or Eagle. Factual disclosures about Star Bulk and Eagle contained in this proxy statement/prospectus and/or in the public reports of Star Bulk and Eagle filed with the SEC (as described in the section entitled “Where You Can Find More Information”) may supplement, update or modify the disclosures about Star Bulk and Eagle contained in the merger agreement. The merger agreement contains representations and warranties and covenants of the parties customary for a merger of this nature. The representations and warranties contained in the merger agreement were made only for purposes of the merger agreement as of the specific dates therein; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations and warranties or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Star Bulk’s or Eagle’s public disclosures. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about Star Bulk or Eagle at the time they were made or otherwise.

Structure of the Merger

The merger agreement provides that, upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the BCA, Merger Sub will be merged with and into Eagle at the completion of the merger. As a result of the merger, the separate corporate existence of Merger Sub will cease and Eagle will continue as the surviving corporation and a wholly owned subsidiary of Star Bulk.

At the completion of the merger, the Eagle articles and the Eagle bylaws will be amended and restated in their entirety to be (1) the certificate of Merger Sub as in effect immediately prior to the completion of the merger, and (2) the bylaws of Merger Sub as in effect immediately prior to the completion of the merger (except that the name of the surviving corporation will be “Eagle Bulk Shipping Inc.”).

The directors and officers of Merger Sub immediately prior to the effective time will become the directors and officers of the surviving corporation.

Merger Consideration

At the completion of the merger, upon the terms and subject to the conditions set forth in the merger agreement, each issued and outstanding share of Eagle common stock (other than the excluded shares) will be automatically converted into the right to receive the merger consideration, which is:

•	2.6211 validly issued, fully paid and non-assessable shares of Star Bulk common stock; plus

•

if applicable, cash in lieu of fractional shares of Star Bulk common stock at a price determined based on the volume-weighted average trading price of shares of Star Bulk common stock for the five trading days following the closing date (not counting the closing date), referred to as the fractional share consideration.

The 2.6211 shares of Star Bulk common stock into which each share of Eagle common stock (other than the excluded shares) will be converted is referred to as the exchange ratio.

The exchange ratio is fixed and not subject to adjustment, and the merger agreement does not contain any provision that would adjust the exchange ratio for any reason, including to account for fluctuations in the market value of either company’s common stock or any other factor.

Prior to the effective time of the merger, the bank or trust company appointed by Star Bulk (and reasonably acceptable to Eagle) as the exchange agent will enter into an agreement with Star Bulk, setting forth the exchange agent’s duties, responsibilities and obligations. At or prior to the effective time of the merger, Star Bulk will deposit with the exchange agent an exchange fund consisting of (i) evidence of Star Bulk common stock issuable in a book-entry form equal to the aggregate merger consideration and (ii) cash in dollars of immediately available funds in an amount sufficient to pay the aggregate fractional share consideration, in each case, to be held in trust for the sole benefit of the holders of Eagle common stock. Following the effective time of the merger, Star Bulk will make available to the exchange agent, from time to time as needed, cash in dollars of immediately available funds in an amount sufficient to pay any dividends and other distributions pursuant to the merger agreement. If the exchange fund is insufficient to pay the aggregate fractional share consideration and any applicable dividends or other distributions, Star Bulk will promptly deposit additional funds with the exchange agent.

Fractional Shares

No fractional shares of Star Bulk common stock will be issued upon the surrender for exchange of certificates or book-entry shares, and such fractional share interests will not entitle the owner thereof to any shares of Star Bulk common stock or to vote or to any other rights of a Star Bulk shareholder. Each holder of shares of Eagle common stock converted pursuant to the merger who would otherwise have been entitled to receive a fraction of a share of Star Bulk common stock will be entitled to receive, in lieu thereof, cash (without interest) in an amount equal to the product of (1) the fractional part of a share of Star Bulk common stock to which such holder would otherwise be entitled and (2) the volume weighted average trading prices of shares of Star Bulk common stock on Nasdaq for the five trading days following the closing date (not counting the closing date), as determined by the exchange agent.

Treatment of Eagle’s Equity Awards

Restricted Stock Units. At the effective time, each Eagle RSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a Star Bulk RSU with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle RSU immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle RSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle RSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

Performance Stock Units. Except as otherwise provided in the post-signing omnibus amendment and the post-signing amendment, at the effective time, each Eagle PSU that is outstanding, whether vested or unvested, as of immediately prior to the effective time of the merger, will be cancelled and converted into a Star Bulk RSU with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle PSU based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle PSU) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle PSU immediately prior to the effective time of the merger (except that the form of payment upon vesting will be in shares of Star Bulk common stock rather than in Eagle common stock and such Star Bulk RSU will no longer be subject to performance-based vesting conditions and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

Restricted Stock. At the effective time, each Eagle restricted share outstanding as of immediately prior to the effective time of the merger will be cancelled and converted into Star Bulk restricted shares with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle restricted share immediately prior to the effective time of the merger (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle restricted share) and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle restricted share immediately prior to the effective time of the merger (except for any ministerial changes).

Performance-Based Restricted Stock. At the effective time, each Eagle performance-based restricted share outstanding as of immediately prior to the effective time of the merger will be cancelled and converted into Star Bulk restricted shares with respect to a number of shares of Star Bulk common stock equal to the product (rounded to the nearest whole share) of (i) the number of shares of Eagle common stock subject to such Eagle performance-based restricted share based on the actual level of performance achieved as of the end of the applicable performance period or, if the effective time of the merger occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the effective time of the merger, in each case as determined by the Eagle Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Eagle performance-based restricted share), and (ii) the exchange ratio, subject to the same terms and conditions as were applicable to such Eagle performance-based restricted share immediately prior to the effective time of the merger (except that such Star Bulk Restricted Share will no longer be subject to performance-based vesting conditions and except for any ministerial changes).

Closing and Effectiveness of the Merger

Unless another date is agreed to in writing by Star Bulk and Eagle, the closing of the merger will take place via electronic exchange of documents on the second business day after the satisfaction (or, to the extent permitted by the merger agreement and applicable law, waiver) of all of the closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing), but subject to satisfaction (or, to the extent permitted by the merger agreement or applicable law, waiver) of those conditions, or at such other place, time and date as shall be agreed in writing between Star Bulk and Eagle.

The merger will become effective when the articles of the merger have been duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the BCA or at such later time as Star Bulk and Eagle shall agree and specify in the articles of merger in accordance with the BCA. The date and time at which the merger becomes effective is referred to as the “effective time.” At the effective time, all of the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and Eagle will vest in the surviving corporation, and all liabilities, obligations and penalties of each of Merger Sub and Eagle will be assumed by the surviving corporation.

Conversion of Eagle Shares

The conversion of shares of Eagle common stock (other than the excluded shares) into the right to receive the merger consideration will occur automatically at the effective time of the merger.

As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of a certificate that immediately prior to the completion of the merger represented outstanding Eagle common stock whose shares were converted into the right to receive the merger consideration. The exchange agent will deliver both (1) a letter of transmittal specifying that delivery of certificates will be effected and risk of loss and title to such certificates will pass only upon proper delivery of such certificates (or affidavits of loss in lieu of such certificates) to the exchange agent and (2) instructions for surrendering the certificates (or affidavits of loss in lieu thereof) in exchange for payment of the merger consideration, including any amount payable in respect of the fractional share consideration and any applicable dividends. Upon surrender of a certificate (or affidavit of loss thereof) for cancellation to the exchange agent together with an executed letter of transmittal and such other documents as may reasonably be required by the exchange agent, and without action by a holder of a book-entry share, the holder of such a certificate (or affidavit of loss thereof) or book-entry share is entitled to receive in exchange of such certificate or book-entry share (1) a statement reflecting the whole number of shares of Star Bulk common stock, if any, in the name of such record holder that such holder has the right to receive as merger consideration and (2) a check in the amount of cash, if any, that such holder has the right to receive in lieu of fractional entitlements to Star Bulk common stock and dividends and other distributions payable pursuant to the merger agreement (less any required tax withholding). With respect to Eagle book-entry shares held through DTC, Eagle and Star Bulk will cooperate to establish procedures with the exchange agent and DTC to ensure that the exchange agent will transmit to DTC or its nominees as soon as reasonably practicable after the effective time of the merger agreement, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the merger consideration, including cash payable in lieu of fractional entitlements to Star Bulk common stock (less any required tax withholding).

From and after the effective time of the merger, the Eagle stock transfer books will be closed and thereafter no further transfers of shares of Eagle common stock outstanding may be registered. If, after the effective time of the merger, any certificates formerly representing Eagle common stock are presented to the surviving corporation, Star Bulk or the exchange agent for any reason, such certificates will be cancelled and exchanged as provided in the merger agreement.

From and after the effective time of the merger, all shares of Eagle common stock will no longer be outstanding and will automatically be cancelled and cease to exist. As of the completion of the merger, each holder of a certificate of book-entry share representing any shares of Eagle common stock will cease to have any rights with respect thereto, except the right to receive the merger consideration as described above and subject to the terms and conditions set forth in the merger agreement, including the right to receive cash in lieu of fractional shares of Star Bulk common stock which would otherwise be issuable in respect of such shares of Eagle common stock, together with any dividends and other distributions, if applicable, without interest.

At any time following one year after the effective time, Star Bulk may require the exchange agent to deliver to Star Bulk any undisbursed funds remaining in the exchange fund and thereafter holders of certificated or book-entry shares will be entitled to look only to Star Bulk for payment of its claim for merger consideration and any dividends or other distributions to which such holder is entitled pursuant to the merger agreement, in each case without any interest thereon and subject to applicable law.

Each of Star Bulk, the surviving corporation and the exchange agent (without duplication) will be entitled to deduct and withhold from any amounts otherwise payable pursuant to the merger agreement to any amounts that are required to be deducted and withheld under applicable tax law. Star Bulk and Eagle will use commercially reasonable efforts to reduce or eliminate any such deduction and withholding. Any amounts deducted and withheld and paid over to the appropriate governmental entity will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

Representations and Warranties

The merger agreement contains representations and warranties made by Eagle to Star Bulk and by Star Bulk to Eagle. Certain of the representations and warranties in the merger agreement are subject to materiality or “material adverse effect” qualifications (that is, they will not be deemed to be inaccurate or incorrect unless their failure to be true or correct is material or would result in a “material adverse effect” (as defined below) on the company making such representation or warranty). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation or warranty did not have knowledge. Furthermore, each of the representations and warranties is subject to the qualifications set forth in the disclosure letter delivered to Star Bulk by Eagle, in the case of representations and warranties made by Eagle, or the disclosure letter delivered to Eagle by Star Bulk, in the case of representations and warranties made by Star Bulk (with each letter referred to as that party’s disclosure letter), as well as the reports of Eagle or Star Bulk, as applicable, filed with the SEC and publicly available prior to the date of the merger agreement (excluding any disclosures set forth in any risk factor section or in any section relating to forward-looking statements and other disclosures that are cautionary, non-specific or predictive in nature).

The representations and warranties made by Eagle to Star Bulk, and by Star Bulk to Eagle, under the merger agreement relate to, among other things:

•	company organization, valid existence, good standing, qualification to do business and the effectiveness of organizational documents;

•	capitalization and ownership of subsidiaries;

•	requisite corporate power and authority to enter into the transactions contemplated by the merger agreement, due execution, the valid and binding nature of the merger agreement and board resolutions;

•	absence of conflicts with or violations of organizational documents, material contracts, loans, indebtedness, permits and applicable law;

•	required consent and approvals from governmental entities;

•	accuracy and completeness of SEC filings;

•	accuracy of historic financial statements;

•	internal controls and disclosure controls and procedures relating to financial reporting;

•	the absence of finding of “significant deficiency”, “material weakness” or fraud in the internal controls over financial reporting;

•	conduct of business in the ordinary course and the absence of a material adverse effect, in each case since January 1, 2023;

•	brokers and transaction-related fees and expenses;

•	tax matters;

•	the absence of investigations or reviews pending by a governmental entity or claims, actions, suits or litigation pending that would reasonably have a material adverse effect;

•	possession of permits and authorizations necessary for the conduct of such party’s business;

•	compliance with applicable laws and regulations including applicable listing and corporate governance rules and regulations of NYSE or Nasdaq, as applicable, since January 1, 2021;

•

compliance with applicable environmental laws or regulations relating to hazardous materials (meaning those substances defined as hazardous, toxic, waste pollutant or contaminant) and the absence of outstanding orders relating to compliance with environmental laws;

•	employee benefit plans;

•	real property and tangible property;

•	maritime matters, including the accuracy of information provided about vessels and compliance with maritime guidelines and laws;

•	compliance with U.S. Foreign Corrupt Practices Act and certain similar laws and anti-corruption policies and regulations;

•	that Eagle or Star Bulk, as applicable, or their respective subsidiaries are not sanctioned persons and compliance with applicable sanctions laws;

•	affiliate transactions;

•	shareholder rights plan and anti-takeover provisions; and

•	an acknowledgment that the only representations and warranties are those set forth in the merger agreement.

Eagle made additional representations and warranties to Star Bulk under the merger agreement that relate to, among other things:

•	shareholder voting requirements in connection with the transactions contemplated by the merger agreement;

•	receipt of an opinion from Eagle’s financial advisor;

•	material contracts;

•	customers and suppliers;

•	insurance;

•	labor and employment matters;

•	intellectual property; and

•	data privacy and cybersecurity.

Star Bulk made additional representations and warranties to Eagle under the merger agreement that relate to, among other things:

•	activity of Merger Sub; and

•	pending transactions.

For purposes of the merger agreement, “material adverse effect,” when used in reference to Star Bulk or Eagle, means any changes, effects, events, circumstances, developments or occurrences that (a) have had, or would reasonably be expected to have, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of Star Bulk and its subsidiaries, taken as a whole, or Eagle and its subsidiaries, taken as a whole, respectively, or (b) would prevent or materially impair or delay the ability of Star Bulk or Eagle to perform its obligations under the merger agreement or consummate the merger, excluding any change, event or development to the extent that it results from or arises out of:

•	general changes in economic or political conditions or the financing, banking, currency or capital markets, including with respect to interest rates or currency exchange rates;

•	changes in laws or in GAAP or changes in accounting standards or principles (or interpretation or enforcement of any of the foregoing);

•

changes affecting industries, markets or geographical areas in which Star Bulk or Eagle conduct their respective businesses (including changes in commodity prices or general market prices affecting the shipping industry generally);

•

the negotiation, announcement or execution of the merger agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of law directly relating thereto;

•	a decline in the market price, credit rating or trading volume of such person’s securities;

•

epidemics, pandemics (including COVID-19), earthquakes, hurricanes, tornados or any natural disaster or any conditions resulting from natural disasters (except that any damage or destruction of any vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “material adverse effect” to the extent that losses resulting therefrom are not covered by insurance);

•

acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof (except that any damage or destruction of any vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “material adverse effect” to the extent that losses resulting therefrom are not covered by insurance);

•	any actions required under the merger agreement to obtain any approval or authorization under antitrust laws for the consummation of the merger; or

•

any failure, in and of itself, by Star Bulk or Eagle to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of the merger agreement, except that this exception will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such failure has been, or would reasonably be expected to be, a “material adverse effect”;

except that changes, effects, events or occurrences referred to in the first through third, sixth and seventh bullet points will be considered in determining whether there has been or would reasonably be expected to be a “material adverse effect” to the extent the business, results of operations or financial conditions of Star Bulk or Eagle and their respective subsidiaries, taken as a whole, as applicable, are materially disproportionately adversely impacted thereby relative to other companies in the industry in which Star Bulk or Eagle and its subsidiaries primarily operate.

Covenants and Agreements

Conduct of Business

Each of Star Bulk and Eagle has agreed to certain covenants in the merger agreement regarding the conduct of their respective businesses between the date of the merger agreement and the completion of the merger. Between the date of the merger agreement and the completion of the merger, except as (w) set forth in the applicable party’s disclosure letter, (x) otherwise expressly permitted or expressly contemplated by the merger agreement, (y) required by applicable law or (z) as consented to in writing by the other party (which will not be unreasonably withheld, conditioned or delayed), each of Star Bulk and Eagle will, and will cause their respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, including by using reasonable best efforts to (A) operate their respective vessels, or cause their respective vessels to be operated, (1) in a customary manner consistent with past practice, (2) in accordance with the requirements of the class and flag state of each party’s respective vessels and the applicable managers’ safety and planned management systems and (3) in compliance with the requirements of port states with which each party’s respective vessels trade and (B) maintain their respective vessels in good condition (provided that with respect to any managers of a party’s vessels (other than Eagle and Star Bulk and their respective subsidiaries, as applicable) the obligations of the foregoing clause (i) will be limited to using reasonable best efforts to cause the relevant third-party manager of a vessel to operate the respective vessel to comply with the foregoing) and (ii) use reasonable best efforts to preserve intact its business organization and business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, third-party managers and governmental entities, and using reasonable best efforts to keep the services of its current officers and key employees.

In addition, and without limiting the generality of the foregoing paragraph, except as set forth in its disclosure letter or otherwise expressly permitted or expressly contemplated by the merger agreement or required by applicable law, or with the prior written consent of Star Bulk (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of the merger agreement and the effective time or, if earlier, the termination of the merger agreement in accordance with its terms, Eagle will not, and will not permit any of its subsidiaries to:

•

(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by Eagle in respect of shares of Eagle common stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Eagle dividend policy and the merger agreement, (2) dividends and distributions by any Eagle subsidiary to its applicable parent and (3) accrued dividends on unvested shares of Eagle common stock, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any capital stock or voting securities of, or equity interests in, Eagle or any Eagle subsidiary or any securities thereof convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, Eagle or any Eagle subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, subject to certain exceptions;

•	(A) amend the Eagle articles or the Eagle bylaws or (B) amend in any material respect the charter or organizational documents of any Eagle subsidiary;

•

except as required by the terms or conditions of any contract or Eagle benefit plan, (A) establish, adopt, enter into, terminate, amend or modify any Eagle benefit plan (or any plan, program, arrangement, practice or agreement that would be an Eagle benefit plan if it were in existence prior to the execution of the merger), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Eagle benefit plans (or any plan, program, arrangement, practice or agreement that would be a Company Benefit Plan if it were in existence prior to the execution of the merger), (C) grant or agree to grant any Eagle service provider any increase in compensation, wages, bonuses, incentives, severance pay, fringe or other compensation, or pension or other benefits, or pay any bonus to, or grant any loan to, any Eagle service provider, (D) grant or agree to grant any equity awards, change in control, severance or entitlements to termination pay, (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Eagle benefit plan, enter into any trust, annuity or insurance contract or similar agreement with respect to any Eagle benefit plan other than in the ordinary course of renewing such contract or similar arrangement, or change the manner in which contributions to any Eagle benefit plan are made or the basis on which such contributions are determined, (F) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Eagle service provider or any Eagle benefit plan (or any award thereunder), (G) terminate the employment of any Eagle service provider with an annual base salary in excess of $210,000, other than due to such individual’s death, disability or for cause (as determined by Eagle in the ordinary course of business) or (H) hire any individual who would have an annual base salary in excess of $210,000;

•	enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable law);

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make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

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authorize or announce an intention to authorize (except in connection with an Eagle Board recommendation change), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be an Eagle vessel if owned on the date of the merger agreement or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, except for transactions between Eagle and a wholly owned subsidiary or between wholly owned subsidiaries;

•	enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;

•

issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in Eagle or any of its subsidiaries or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable equity award under the Eagle incentive plans (except as otherwise required by the express terms of any Eagle equity award outstanding on the date of the merger agreement), other than (a) issuances of shares of Eagle common stock in respect of the vesting or settlement of Eagle equity awards or convertible notes outstanding on the date hereof and in accordance with their respective present terms or (b) transactions between Eagle and a wholly owned subsidiary or between wholly owned subsidiaries;

•

redeem, repurchase, prepay, repay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (a) any indebtedness for borrowed money among Eagle and wholly owned subsidiaries or among any wholly owned subsidiaries, (b) guarantees by Eagle of indebtedness for borrowed money of wholly owned Eagle subsidiaries or guarantees by wholly owned Eagle subsidiaries of indebtedness for borrowed money of Eagle or any wholly owned Eagle subsidiary, which indebtedness is incurred, (c) repayments of revolving credit facilities that do not decrease the aggregate amount of borrowings available thereunder and drawdowns of revolving credit facilities, (d) payments for the amortization of principal required by the terms of such indebtedness and (e) repayment of interest rate swap contracts; provided that nothing contained herein will prohibit Eagle and its subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

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(a) waive, cancel, forgive, release, settle or assign any material indebtedness (other than indebtedness solely among Eagle and its subsidiaries) owed to Eagle or a subsidiary or any material claims held by Eagle or any of its subsidiaries against any person or (b) grant any new material refunds, credits, rebates or allowances to any customers;

•	make any loans to any other person, except for loans among Eagle and its wholly owned subsidiaries or among wholly owned Eagle subsidiaries;

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sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any lien (other than those permitted by the merger agreement), any Eagle vessel or any of its other material properties or assets (including shares of capital stock or other equity interests of Eagle or any subsidiaries), except (a) pursuant to existing agreements in effect prior to the execution of the merger agreement, (b) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (c) for transactions among Eagle and its wholly owned subsidiaries or among wholly owned subsidiaries, and (d) voyage charters of Eagle vessels or time charters of Eagle vessels of a duration of nine months or less, in each case, in the ordinary course of business;

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(a) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer or otherwise abandon or dispose of, or subject to any lien (other than those permitted by the merger agreement), any material intellectual property, except for non-exclusive licenses granted in the ordinary course of business to customers or to service providers for use for the benefit of Eagle or its subsidiaries or (b) disclose to any third parties any trade secrets or material confidential information of Eagle or its subsidiaries, except pursuant to reasonable protective confidentiality agreements;

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(a) compromise or settle any action, in each case made or pending by or against Eagle or any of its subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of actions that: (1) involve the payment by Eagle of an amount not in excess of $250,000 for any action or $1.75 million in the aggregate (in each case, excluding any amounts that insurance companies have agreed to pay under existing insurance policies), and (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on Eagle and its subsidiaries (other than customary release, confidentiality and non-disparagement obligations) or (b) commence any action that is reasonably expected to be material to Eagle and its subsidiaries, taken as a whole, other than in the ordinary course of business;

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make or change any tax election (other than in the ordinary course of business), change any tax accounting period or method of tax accounting, file any amended tax return, settle or compromise any audit or proceeding relating to taxes or agree to an extension or waiver of the statute of limitations (other than pursuant to an automatic extension of the due date for filing a tax return), enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local or non U.S. law) or surrender any right to claim a tax refund, in each case, that is material to Eagle and their subsidiaries, taken as a whole;

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except for capital expenditures incurred in the ordinary course of business in accordance with Eagle’s budget plan provided to Star Bulk prior to the execution of the merger agreement, make any new capital expenditure or expenditures in excess of $500,000 individually or $1 million in the aggregate;

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except in connection with any transaction to the extent specifically permitted by any other clause relating to the conduct of business, (a) enter into any contract that would, if entered into prior to the date hereof, be an Eagle material contract, or an Eagle lease, or (b) materially modify, materially amend or terminate or fail to renew any Eagle material contract, or any Eagle lease, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to Eagle or any of its subsidiaries (provided that, notwithstanding anything to the contrary in the conduct of business covenant, Eagle will be permitted to enter into voyage charters of Eagle vessels or time charters of Eagle vessels of a duration of nine months or less, in each case, in the ordinary course of business);

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authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Eagle subsidiaries or file a petition in bankruptcy;

•	materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;

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amend or otherwise modify the economic terms, any terms with respect to future engagements or any other terms in any material respect of any engagement letter between Eagle and any financial advisor described in the merger agreement, or enter into a new engagement letter with any such financial advisor;

•	create any subsidiary, except in the ordinary course of business;

•	modify or amend, terminate, let lapse or fail to timely renew any Eagle permit in a manner that adversely impacts Eagle’s ability to conduct its business in any material respect;

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take any action that would result in a change to the conversion rate of the convertible notes, other than any change as a result of the transactions or any change as a result of regular quarterly cash dividends payable by Eagle in respect of shares of Eagle common stock;

•	amend or otherwise modify the shareholder rights agreement, other than amending the shareholder rights agreement to extend the expiration date beyond June 22, 2024;

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(A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any sanctioned person in violation of sanctions laws or (ii) in any sanctioned country (including visiting a port in a sanctioned country), and (B) comply with sanctions laws, the FCPA and applicable corruption laws and anti-money laundering laws; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Further, and without limiting the generality of the first paragraph of this section, except as set forth in its disclosure letter or otherwise expressly permitted or expressly contemplated by the merger agreement or required by applicable law, or with the prior written consent of Eagle (which consent shall not be unreasonably withheld, conditioned or delayed), between the date of the merger agreement and the effective time or, if earlier, the termination of the merger agreement in accordance with its terms, Star Bulk will not, and will not permit any of its subsidiaries to:

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(A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by Star Bulk in respect of shares of Star Bulk common stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Star Bulk dividend policy, (2) dividends and distributions by any Star Bulk subsidiary to its applicable parent and (3) dividends and distributions with record dates after the effective time or (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for capital stock;

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(A) amend the Star Bulk articles or the Star Bulk bylaws or (B) amend in any material respect the charter or organizational documents of any Star Bulk subsidiary, except in the case of the organizational documents of Merger Sub, to the extent any such amendment is necessary to consummate the merger;

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except as required by the terms or conditions of any contract or Star Bulk benefit plan, (A) grant or agree to grant any Star Bulk service provider with an annual base salary in excess of $250,000 any increase in compensation, severance pay, equity awards or change in control pay, other than in the ordinary course of business consistent with past practice, (B) change any actuarial or other assumption used to calculate funding obligations with respect to any Star Bulk benefit plan, enter into any trust, annuity or insurance contract or similar agreement with respect to any Star Bulk benefit plan other than in the ordinary course of renewing such contract or similar arrangement, or change the manner in which contributions to any Star Bulk benefit plan are made or the basis on which such contributions are determined or (C) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Star Bulk service provider or any Star Bulk benefit plan (or any award thereunder);

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make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable law or SEC policy;

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authorize or announce an intention to authorize, or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be a Star Bulk vessel if owned on the date hereof or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, if such acquisition would reasonably be expected to prevent or materially impair or delay the ability of Star Bulk to perform its obligations under the merger agreement or consummate the merger or the other transactions contemplated by the merger agreement;

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sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any lien (other than permitted liens), any Star Bulk or any of its other material properties or assets (including shares of capital stock or other equity interests of Star Bulk or any of the Star Bulk subsidiaries) if such transaction would reasonably be expected to prevent or materially impair or delay the ability of Star Bulk to perform its obligations hereunder or consummate the merger or the other transactions contemplated by the merger agreement;

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authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization, other than transactions involving only immaterial wholly owned Star Bulk subsidiaries or file a petition in bankruptcy;

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(A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any sanctioned person in violation of sanctions laws or (ii) in any sanctioned country (including visiting a port in a sanctioned country), and (B) comply with sanctions laws, the FCPA and applicable corruption laws and anti-money laundering laws; or

•	authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

Employee Benefits Matters

Star Bulk has agreed, for a period of 12 months following the effective time, to provide each employee of Eagle or its subsidiaries as of immediately prior to the effective time of the merger and who continues to be employed by the surviving corporation (or any affiliate thereof) during such 12-month period (the “Continuing Employees”) with the following: (1) a base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity (including commission opportunities but excluding any one-time or special awards), each of which is no less favorable than the base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity provided to such Continuing Employee immediately prior to the effective time and (2) other compensation and benefits (excluding any equity-based compensation, non-statutory severance, defined benefit pension, post-retirement or other post-employment health, life or welfare benefits (except as required to comply with Section 4980B of the Code or any similar law) and nonqualified deferred compensation plans) that are substantially comparable in the aggregate to such other compensation and benefits provided to such Continuing Employee immediately prior to the effective time.

Each Continuing Employee will be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Star Bulk’s or the surviving corporation’s vacation policy) and eligibility for vesting under Star Bulk or the surviving corporation’s employee benefit plans and arrangements in which such Continuing Employee is eligible to participate on or after the effective time, with respect to his or her length of service with Eagle and its subsidiaries (and their respective predecessors) prior to the closing date of the merger; provided that the foregoing will not result in the duplication of benefits or to benefit accruals under any severance, post-retirement or other post-employment health, life or welfare benefits or pension plan.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled to pursuant to Eagle’s personal, sick or vacation policy applicable to such Continuing Employee immediately prior to the effective time, Star Bulk will assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of Eagle.

Star Bulk will use reasonable best efforts to (A) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee, to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the welfare plans of Eagle or any Eagle subsidiary in which such Continuing Employee participated prior to the effective time and (B) cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the plan year in which the effective time occurs to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Star Bulk or its affiliates (including the surviving corporation).

Combined Company Board of Directors

Star Bulk has agreed to take all necessary corporate action to cause, effective as of the effective time, one existing director of the Eagle Board as of the date of the merger agreement designated by Star Bulk in writing at least 10 days prior to the effective time to be appointed to the Star Bulk Board; provided that (a) any such director, in its capacity as a member of the Star Bulk Board, would qualify as “independent” under the rules and regulations of the SEC and Nasdaq and (b) any such appointment would not otherwise cause Star Bulk to no longer qualify as a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

Shareholder Meeting and Recommendations of the Eagle Board

As soon as reasonably practicable after the date of the merger agreement, Eagle was required to prepare and file with the SEC this proxy statement in preliminary form and Star Bulk was required to prepare and file with the SEC the Form F-4 with respect to the shares of Star Bulk common stock issuable in the merger, which includes this proxy statement/prospectus. Star Bulk and Eagle made available to each other all information, and provided such other assistance, as was reasonably requested in connection with the preparation, filing and distribution of the proxy statement and the Form F-4. Each of Star Bulk and Eagle will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the proxy statement cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable.

Eagle has agreed to hold the Eagle special meeting as soon as reasonably practicable after the effectiveness of the Form F-4 and use its reasonable best efforts to mail the proxy statement to its shareholders as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act, in accordance with applicable law and the Eagle articles and the Eagle bylaws. Eagle may only postpone or adjourn the Eagle special meeting, after consultation with Star Bulk, if Eagle reasonably believes, after consultation with its outside legal counsel and Star Bulk, that (1) it is necessary to postpone or adjourn the Eagle special meeting to ensure that any required amendment or supplement to the proxy statement is mailed to the holders of Eagle common stock within a reasonable amount of time in advance of the Eagle special meeting, (2) such postponement or adjournment is required by a court or other governmental entity of competent jurisdiction in connection with any actions in connection with the merger agreement or the merger or (3)(A) it will not receive proxies sufficient to obtain the required Eagle shareholder approvals, whether or not a quorum is present or (B) it will not have sufficient shares of Eagle common stock present in person via the virtual meeting website or by proxy to constitute a quorum necessary to conduct the business of the Eagle special meeting; provided that, in the case of any postponement or adjournment under this clause (3), the Eagle special meeting may not be postponed or adjourned more than an aggregate of 15 calendar days.

Solicitation; Change in Recommendation

During the period beginning on the date of the merger agreement and continuing until 11:59 p.m., New York City time, on January 10, 2024, Eagle had the right to, directly or indirectly: (i) initiate, solicit, propose, facilitate, encourage, cooperate with respect to, and take any other action for the purpose of such initiation, solicitation, proposal, facilitation, encouragement or cooperation with respect to, and take any other action for the purpose of facilitating, encouraging or cooperating with, whether publicly or otherwise, Eagle takeover proposals (as defined below) from each go-shop party (or inquiries, proposals or offers from a go-shop party or other efforts or attempts that may reasonably be expected to lead to an Eagle takeover proposal from a go-shop party); provided that Eagle concurrently supplied to Star Bulk, or gave Star Bulk access to, any non-public information concerning Eagle or its subsidiaries that was provided to, or for which access was provided to, any go-shop party which was not previously provided to Star Bulk; and (ii) enter into, engage in and maintain discussions or negotiations with a go-shop party with respect to Eagle takeover proposals (or inquiries, proposals or offers from a go-shop party or other efforts or attempts that may reasonably be expected to lead to an Eagle takeover proposal from a go-shop party) and otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations with a go-shop party.

Except as expressly permitted as described in this section (including with respect to a go-shop party during the go-shop period) and except in respect of any go-shop party that has submitted an Eagle takeover proposal prior to the expiration of the go-shop period with respect to which the Eagle Board or any committee or subcommittee thereof has determined to constitute a “superior proposal” (as defined below) prior to the expiration of the go-shop period, Eagle will, at all times during the period commencing from the date of the merger agreement and continuing until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any persons that may then be ongoing with respect to or which could reasonably be expected to lead to an Eagle takeover proposal, immediately terminate all physical and electronic data room access previously granted to any such person or its representatives and request that such persons deliver to Eagle or destroy all copies of, studies based upon and any extracts or summaries from, any non-public information of Eagle in such person’s possession or control, which non-public information was provided by or on behalf of Eagle in connection with an Eagle takeover proposal on or prior to the expiration of the go-shop period with respect to a go-shop party or on or prior to the date of the merger agreement with respect to any other person, and (ii) not, directly or indirectly,

•

initiate, solicit, assist or knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, an Eagle takeover proposal;

•

enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other person any non-public information relating to, or afford any other person access to the business, operations, assets, books, records or personnel of Eagle or any Eagle subsidiary in connection with, or for the purpose of, facilitating or encouraging an Eagle takeover proposal or any proposal that would reasonably be expected to lead to, an Eagle takeover proposal;

•	approve, endorse or recommend any Eagle takeover proposal or submit an Eagle takeover proposal or any matter related thereto for the approval of the Eagle shareholders;

•

waive, terminate or modify any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Eagle Board (or any committee thereof) unless the Eagle Board has determined, in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable law;

•

enter into any contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to an Eagle takeover proposal; or

•	authorize or commit to do any of the foregoing.

Notwithstanding these limitations, the merger agreement provides that, if, at any time prior to the Eagle shareholder approval of the merger proposal, Eagle receives a bona fide written Eagle takeover proposal, which takeover proposal did not result from any breach of the non-solicitation provisions in the merger agreement, (i) Eagle may contact and engage in discussions with such person or group of persons making such Eagle takeover proposal solely to clarify the terms and conditions thereof or to request that any Eagle takeover proposal made orally be made in writing or to notify such person or group of persons of the provisions of the merger agreement and (ii) if the Eagle Board or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) such Eagle takeover proposal constitutes or would reasonably be expected to result in a superior proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, then Eagle may (x) enter into an acceptable confidentiality agreement with such person or group of persons making such Eagle takeover proposal and furnish information (including non-public information) with respect to Eagle and its subsidiaries to such person or group of persons; provided that Eagle will concurrently provide to Star Bulk, or give Star Bulk access to, any such non-public information concerning Eagle or any of its subsidiaries and (y) subject to the execution of an acceptable confidentiality agreement and compliance with the merger agreement, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Eagle takeover proposal.

Prior to the Eagle Board making a change in recommendation, Eagle will (i) provide Star Bulk prior written notice advising Star Bulk that the Eagle Board intends to take such action and the reasons therefor, including, in the case of an “intervening event,” a description of the “intervening event” in reasonable detail or, in the case of a superior proposal, the identity of the party making the superior proposal, the material terms and conditions of the superior proposal and a copy of the most current version of any proposed definitive agreement(s) with respect to the superior proposal and (ii) at or after 5:00 p.m., New York City time, on the fifth business day following the day on which Eagle delivered written notice, reaffirm in good faith (after consultation with its outside legal and financial advisor) that (1) in the case of a superior proposal, such Eagle takeover proposal continues to constitute a superior proposal and (2) the failure to make a change in recommendation would be reasonably likely to be inconsistent with the Eagle Board’s fiduciary duties under applicable law. Any change in the financial terms or any other material amendment to the terms and conditions of such superior proposal shall require a new written notice to be delivered by Eagle to Star Bulk, and a new three-business-day period. In determining whether to make a change in recommendation, the Eagle Board will take into account any changes to the terms of the merger agreement proposed in writing by Star Bulk by 5:00 p.m., New York City time, on the last business day of the applicable five-business-day period or three-business-day period, as applicable, in response to a written notice by Eagle, and if requested by Star Bulk, Eagle will engage in good faith negotiations with Star Bulk to make such adjustments in the terms and conditions of the merger agreement so that any Eagle takeover proposal would cease to constitute a superior proposal or that such failure to make a change in recommendation due to an intervening event (as defined below) would cease to be reasonably likely to be inconsistent with the Eagle Board’s fiduciary duties under applicable law.

In addition to the obligations of Eagle described above, prior to obtaining the Eagle shareholder approval of the merger proposal, Eagle will promptly, and in any event within 24 hours, advise Star Bulk orally and in writing of any Eagle takeover proposal or any request for information or inquiry, proposal or offer that would reasonably be expected to result in, lead to or that contemplates an Eagle takeover proposal, the identity of the person making any such Eagle takeover proposal, request, inquiry, proposal or offer and the material terms and conditions of any such Eagle takeover proposal, request, inquiry, proposal or offer (including a copy thereof and any financing commitment papers submitted therewith, if such Eagle takeover proposal is in writing). Eagle will (i) keep Star Bulk reasonably informed on a reasonably current basis of the status, including any material change to the terms, of any such Eagle takeover proposal and (ii) promptly provide to Star Bulk after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to Eagle from any third party in connection with any Eagle takeover proposal or sent or provided by Eagle to any third party in connection with any Eagle takeover proposal (or, with respect to oral proposals, a written summary thereof).

For purposes of the merger agreement, (a) “Eagle takeover proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any (i) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving Eagle or any Eagle subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 20% or more of the consolidated revenues, net income, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) or assets of Eagle and the Eagle subsidiaries, taken as a whole, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in an Eagle subsidiary or otherwise) of any business or assets of Eagle or the Eagle subsidiaries representing 20% or more of the consolidated revenues, net income, EBITDA or assets of Eagle and the Eagle subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or shareholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of Eagle, (iv) transaction in which any person or group of persons (or affiliates or shareholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 20% or more of the voting power of Eagle or (v) combination of the foregoing (in each case, other than the transactions contemplated by the merger agreement), (b) “superior proposal” means any bona fide written Eagle takeover proposal (with all references to “20%” included in the definition of “Eagle takeover proposal” deemed to be references to 50%) (not solicited by or on behalf of Eagle or any Eagle subsidiary or any of their respective representatives in violation of, or otherwise resulting from a breach of, Section 5.02 of the merger agreement) made by a third party after the date of the merger agreement that, if consummated, would, which the Eagle Board determines in good faith (after consultation with its outside legal counsel and financial advisor), be (i) more favorable to the holders of Eagle common stock from a financial point of view than the merger and the other transactions contemplated by the merger agreement (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and the merger agreement (including any binding changes to the financial terms of the merger agreement proposed by Star Bulk in writing in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and the merger agreement and (c) “intervening event” means any material event, fact, circumstance, effect, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Eagle Board as of the date of the merger agreement or, if known, the material consequences of which were not known or reasonably foreseeable as of the date of the merger agreement and (ii) does not involve or relate to the receipt, existence or terms of any acquisition agreement constituting or relating to any Eagle takeover proposal (or any proposal or inquiry that constitutes, or is reasonably expected to lead to, an acquisition agreement).

None of the foregoing will prohibit Eagle from complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any other disclosure to the holders of its common stock if, in the good-faith judgment of the Eagle Board, after consultation with its outside legal counsel, failure so to disclose would reasonably be expected to be inconsistent with its obligations under applicable law; provided, however, that in no event will Eagle, the Eagle Board or any committee thereof, except as expressly permitted as described above, make a change in recommendation.

Indemnification and Insurance

From and after the effective time, Star Bulk will, to the fullest extent permitted by law, cause the surviving corporation to honor all of Eagle’s and Eagle’s subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) and hold harmless to the fullest extent permitted by law the current and former directors and officers (together with such person’s heirs, executors or administrators, the “indemnified parties”) for acts and omissions by such director or officer occurring prior to the effective time to the extent that such obligations of Eagle existed as of the date of the merger agreement, whether pursuant to the Eagle articles, the Eagle bylaws, the organizational documents of a subsidiary of Eagle, individual indemnity agreements or otherwise, and such obligations will continue in full force and effect in accordance with the terms thereof from the effective time until the expiration of the applicable statute of limitations with respect to any claims against such indemnified parties arising out of such acts and omissions, and no such provision will be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time without the consent of such indemnified party.

Eagle may at its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the effective time with respect to claims arising from or related to facts or events which occurred at or before the effective time; provided that without Star Bulk’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of the merger agreement by Eagle for such insurance (the “maximum premium”). If Eagle declines to purchase such a “tail” policy, Star Bulk will purchase such a “tail” policy or, at Star Bulk’s election in lieu of purchasing such a “tail” policy, for a period of six years after the effective time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by Eagle as of the date of the merger agreement (provided that Star Bulk may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous) with respect to claims arising from or related to facts or events which occurred at or before the effective time. However, Star Bulk will not be obligated to purchase such a “tail” policy if the cost would exceed the maximum premium or make annual premium payments for such insurance to the extent such premiums exceed the maximum premium. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the maximum premium, Star Bulk will maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the maximum premium.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants and agreements requiring, among other things, and subject to certain exceptions and qualifications described in the merger agreement:

•

each of Eagle and Star Bulk will use its reasonable best efforts to take all actions and to do and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the merger and the other transactions contemplated by the merger agreement, including (i) the taking of all reasonable acts necessary to cause the closing conditions to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and consents from governmental entities and the making of all mandatory or appropriate registrations, including those required under antitrust laws, (iii) the obtaining of all appropriate consents from third parties and (iv) the execution and delivery of any additional instruments mandatory or appropriate to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreement. In connection with and without limiting the foregoing, Eagle and Star Bulk will duly file, in consultation and cooperation with the other parties to the merger agreement, (x) with the FTC and the DOJ, the notification and report form required under the HSR Act with respect to the transactions contemplated by the merger agreement (the “HSR Filing”) as promptly as practicable but no later than 10 business days after the date of the merger agreement and (y) with any other governmental entities, the required merger control filings under the other applicable antitrust laws relating to the transactions contemplated by the merger agreement;

•

Eagle and the Eagle Board and Star Bulk will (x) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any transaction contemplated by the merger agreement or the merger agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any transaction contemplated by the merger agreement or the merger agreement, take all action necessary (including by granting any approvals) to ensure that the merger and the other transactions contemplated by the merger agreement may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the merger and the other transactions contemplated by the merger agreement;

•

Star Bulk will use its reasonable best efforts to avoid and, if necessary, eliminate, each and every impediment under any antitrust laws, so as to enable the closing to occur no later than the end date, including (i) agreeing to: (A) the sale, divestiture or disposition of, any assets, products, businesses or interests of the parties; (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, products, businesses or interests; (C) any modification or waiver of the terms and conditions of the merger agreement; or (D) take any other action that limits the freedom of action with respect to, or the ability to retain, any assets, products, businesses or interests of Star Bulk in order to avoid the entry of or to effect the dissolution of any order or action, or that would otherwise have the effect of preventing or delaying the consummation of the merger or (ii) defending through litigation on the merits of any claim asserted in any action by any person (including any governmental entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the merger and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any action that would make consummation of the merger unlawful or that would otherwise prevent or delay consummation of the merger, using best efforts to vacate, modify or suspend such injunction or order; provided, however, that nothing in the merger agreement shall require Star Bulk or its subsidiaries (including Eagle and its subsidiaries) to agree to any action or remedy that individually or in the aggregate would reasonably be expected to result in a burdensome condition;

•

each of Eagle and Star Bulk will give prompt notice to the other party of the receipt of any material notice or other direct or indirect communication from a governmental entity in connection with the transactions contemplated by the merger agreement and, subject to applicable legal limitations and the instructions of any governmental entity, to keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby. Each of Eagle and Star Bulk will be represented in any substantive meeting or conversations, either in person, by telephone or video conference, with any governmental entity regarding matters related to the transactions contemplated by the merger agreement, except if, and to the extent that, any governmental entity objects to any parties being represented at any such meeting or in any such conversation; provided that no such notification will affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under the merger agreement;

•

unless Eagle, Star Bulk and Merger Sub have jointly determined that the transactions contemplated by the merger agreement should not qualify for the “intended tax treatment” (as defined below), notwithstanding anything to the contrary in Section 6.02 of the merger agreement, no party will take or agree to take, or fail to take, any action that would, or would reasonably be expected to, prevent the merger from qualifying for the intended tax treatment, without the prior written consent of all the other parties; provided that, for the avoidance of doubt and consistent with the first bullet above, if the foregoing applies to an action or inaction, the parties will consider in good faith an alternative structure for the transactions contemplated by the merger agreement whereby Eagle is merged with and into a subsidiary of Star Bulk in a transaction that qualifies under Section 368(a)(1)(A) of the Code (if such qualification is not affected by such action or inaction). The term “intended tax treatment” means (a) the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the Treasury Regulations promulgated thereunder, (b) Eagle, Star Bulk and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (c) the merger agreement will constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code;

•

other than with respect to any Eagle takeover proposal, a superior proposal or a change in recommendation of the Eagle Board made in accordance with the merger agreement, each of Eagle and Star Bulk will consult with each other before issuing, and to provide each other the opportunity to review and comment upon, any press release or other public statements with respect to the merger agreement, the merger and the other transactions contemplated by the merger agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or listing authority or as would not be reasonably practicable as a result of requirements of applicable law or as to any public release or public statement in connection with any dispute between the parties regarding the merger agreement or the transactions contemplated thereby;

•

Star Bulk will use its reasonable best efforts to cause, on or prior to the closing date of the merger, the Star Bulk common stock constituting the merger consideration to be approved for listing on Nasdaq, subject to official notice of issuance, and Eagle will use its reasonable best efforts to cooperate with Star Bulk in connection with the foregoing, including by providing information reasonably requested by Star Bulk in connection therewith;

•

prior to the effective time, Eagle will cooperate with Star Bulk and use its reasonable best efforts to take all actions, and do all things necessary, proper or advisable on its part under applicable laws and the rules and requirements of the NYSE to cause the delisting of the Eagle common stock from NYSE as promptly as practicable after the effective time, and in any event no more than two business days after the closing date of the merger, and the deregistration of the Eagle common stock under the Exchange Act as promptly as practicable after such delisting; provided that Eagle will not cause the Eagle common stock to be delisted prior to the effective time;

•

in the event that any action relating to the transactions contemplated by the merger agreement is brought against Eagle or Star Bulk or any of their respective directors or officers, Eagle or Star Bulk, as applicable, will promptly notify the other party of such action and keep the other party informed on a reasonably current basis with respect to the status thereof, and subject to applicable law, will give the other party the opportunity, at the cost and expense of such other party, to participate in the defense or settlement of any such action;

•

notwithstanding anything to the contrary contained in the merger agreement, none of Eagle, Star Bulk or Merger Sub will take, agree to take or fail to take, and none of the foregoing persons to cause or permit the surviving corporation to take, agree to take or fail to take, any action that it knows would reasonably be expected to prevent the merger from qualifying for the intended tax treatment, and each party will cooperate in good faith with reasonable requests made by the other parties to determine the qualification of the merger for the intended tax treatment;

•

Star Bulk and Eagle will each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Eagle common stock will not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Eagle common stock and the Star Bulk common stock that such holders receive in exchange therefor in the merger;

•

in the event any Eagle vessel or Star Bulk vessel, as the case may be, is subject to a condition of class, Eagle or Star Bulk, as applicable, will use reasonable best efforts to have such condition of class deleted in a timely manner; and each of Eagle and Star Bulk will use reasonable best efforts to ensure that each Eagle vessel or Star Bulk vessel, as applicable, will maintain inventories of usable critical spares in accordance with its manager’s safety and planned management systems, and in the event these spares are consumed in the course of the operations of such Eagle vessel or Star Bulk vessel, as applicable, Eagle or Star Bulk, as applicable, will arrange to restock such spares in a timely manner; and

•

Eagle and Star Bulk will cooperate and take all steps that are required in accordance with, and subject to, the terms and conditions of the convertible notes, including by executing (and using reasonable best efforts to cause the relevant trustee, dealer or any other counterparty thereto to execute) or delivering, as applicable, any supplemental indentures, notices, officer’s certificates, legal opinions or other documentation required under the indenture governing the convertible notes on terms and conditions reasonably acceptable to Eagle and Star Bulk, to effect the treatment of the convertible notes in connection with the consummation of the merger and other actions in accordance with the indenture governing the convertible notes.

Conditions to the Completion of the Merger

The respective obligations of Eagle and Star Bulk to consummate the merger will be subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition set forth in the first bullet point below, which will not be waivable), waiver on or prior to the completion of the merger of each of the following conditions:

Conditions to the Obligations of Both Parties

•	the Eagle shareholder approval related to the merger proposal and convertible note share issuance proposal;

•	the approval of the listing on Nasdaq of the shares of Star Bulk common stock to be issued in the merger as merger consideration, subject to official notice of issuance;

•

the expiration or termination of all applicable waiting periods relating to the merger under the HSR Act and the receipt of consents set forth in the merger agreement from applicable governmental entities, and such consents are in full force and effect;

•

the absence of any temporary restraining order, preliminary or permanent injunction or other judgment or law entered, enacted, promulgated, enforced or issued by any court or other governmental entity of competent jurisdiction (i) preventing, making illegal or prohibiting the merger or the transactions contemplated by the merger agreement or (ii) that has resulted in, or would reasonably be expected to result in prior to or upon the consummation of the merger or the other transactions contemplated by the merger agreement, a burdensome condition; and

•	the effectiveness of the registration statement on Form F-4 of which this proxy statement/prospectus forms a part and the absence of any stop order suspending the effectiveness of the Form F-4.

Conditions to the Obligations of Star Bulk

•

the representations and warranties of Eagle relating to organization, corporate power, capitalization and ownership of subsidiaries, capital structure, corporate authority, finders and brokers, opinion of financial advisor and shareholder rights plan will be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

the representations and warranties of Eagle relating to its capitalization will be true and correct in all respects, except for any de minimis inaccuracies, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

the representations and warranties of Eagle relating to conduct of business in ordinary course and the absence of certain changes or events will be true and correct in all respects, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

each of the other representations and warranties of Eagle set forth in the merger agreement will be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger, except to the extent any such breach would not be reasonably expected to have a material adverse effect;

•

Eagle must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement at or prior to the effective time;

•

there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect; and

•	Star Bulk must have received a certificate signed on behalf of Eagle by a duly authorized executive officer to the effect of the foregoing.

Conditions to the Obligations of Eagle

•

the representations and warranties of Star Bulk relating to organization, corporate power, capitalization and ownership of subsidiaries, capital structure, corporate authority and shareholder rights plan will be true and correct in all material respects as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

the representations and warranties of Star Bulk relating to its capitalization will be true and correct in all respects, except for any de minimis inaccuracies, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

the representations and warranties of Star Bulk relating to conduct of business in ordinary course and the absence of certain changes or events will be true and correct in all respects, as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger;

•

each of the other representations and warranties of Star Bulk set forth in the merger agreement will be true and correct as of the date of the merger agreement and as of the closing date of the merger as though made on and as of the closing date of the merger, except to the extent any such breach would not be reasonably expected to have a material adverse effect;

•

Star Bulk must have performed or complied in all material respects with the covenants and agreements required to be performed or complied with by it under the merger agreement at or prior to the effective time;

•

there has not occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect; and

•	Eagle must have received a certificate signed on behalf of Star Bulk by a duly authorized executive officer to the effect of the foregoing.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger under the following circumstances:

•	by mutual written consent of Star Bulk and Eagle;

•	by either Star Bulk or Eagle:

•

if the merger is not consummated on or before September 11, 2024 (which either Star Bulk or Eagle may extend not beyond December 11, 2024 if all the closing conditions have been satisfied as of such date other than receipt of consents and approvals by governmental entities) (such date, as may be extended, is referred to herein as the “end date”); provided that the right to terminate the merger agreement is not available to any party whose material breach of any representation, warranty, covenant or agreement set forth in the merger agreement has been a principal cause of, or resulted in the failure of the merger and the other transactions contemplated by the merger agreement to be consummated on or before the end date;

•

if a governmental entity of competent jurisdiction will have issued a final, non-appealable (or no longer appealable) order, injunction, decree, ruling or law in each case permanently restraining, enjoining or otherwise prohibiting the consummation of the merger, provided that the terminating party will have performed in all material respects its obligations under the merger to prevent the entry of and to remove such restraint in accordance with its obligations under the merger agreement; or

•	if either of the Eagle shareholder approvals is not obtained at the Eagle special meeting or at any adjournment or postponement thereof, in each case at which a vote on such matter was taken;

•	by Star Bulk:

•

if Eagle breaches or fails to perform any of its covenants or agreements under the merger agreement, or if any of the representations or warranties of Eagle fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of the related closing condition under the merger agreement and (ii) is not reasonably capable of being cured by Eagle by the end date or has not been cured by Eagle within 45 days after the giving of written notice to Eagle of such breach or failure to perform or comply and stating Star Bulk’s intention to terminate the merger agreement (provided that Star Bulk is not then in material breach of any covenant or agreement under the merger agreement and no representation or warranty of Star Bulk then fails to be true and correct such that the related closing conditions set forth in the merger agreement could not then be satisfied); or

•	if an Eagle Board change in recommendation has occurred; provided that Star Bulk will not have the right to terminate if Eagle shareholder approval related to the merger proposal has been obtained; or

•	by Eagle:

•

if Star Bulk breaches or fails to perform any of its covenants or agreements under the merger agreement, or if any of the representations or warranties of Star Bulk fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of the related closing condition under the merger agreement and (ii) is not reasonably capable of being cured by Star Bulk by the end date or has not been cured by Star Bulk within 45 days after the giving of written notice to Star Bulk of such breach or failure to perform or comply and stating Eagle’s intention to terminate the merger agreement (provided that Eagle is not then in material breach of any covenant or agreement under the merger agreement and no representation or warranty of Eagle then fails to be true and correct such that the related closing conditions set forth in the merger agreement could not then be satisfied); or

•

prior to obtaining Eagle shareholder approval, if (i) Eagle has received a superior proposal and (ii) the Eagle Board has authorized Eagle to enter into a definitive agreement to consummate a superior proposal (after complying with the procedures set forth in the merger agreement) in order to accept a superior proposal and enter into an acquisition agreement with respect to the superior proposal substantially concurrently with the termination of the merger agreement; provided that prior to or concurrently with (and as a condition to) such termination, Eagle pays the applicable termination fee, as described below, to the extent due and payable under the merger agreement and in the manner provided for in the merger agreement.

Effect of Termination

If the merger agreement is terminated in accordance with its terms, the merger agreement will become void and have no effect, without any liability or obligation on the part of Star Bulk, Merger Sub or Eagle, other than certain provisions that will survive such termination, including provisions relating to the termination fee described below. Nothing in the termination provisions of the merger agreement will be deemed to release any party from any liability for any fraud or willful and material breach by such party of the terms and provisions of the merger agreement.

Expenses and Termination Fee

Generally, all fees and expenses incurred in connection with the merger, the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such expenses, whether or not the merger is consummated.

However, Eagle will be obligated to pay a termination fee of $20 million in cash to Star Bulk if:

•

The merger agreement is terminated for any of the reasons listed below and (i) at the time of termination, neither Star Bulk nor Merger Sub is then in breach of its representations, warranties, covenants or agreements under the merger agreement that would give rise to the failure of any closing conditions, (ii) a bona fide Eagle takeover proposal was (A) received by the Eagle Board or (B) publicly made, proposed or communicated by a third party (or shall have otherwise become publicly known) after the date of the merger agreement and, in the event of a termination pursuant to the second bullet below, not publicly withdrawn at least five business days prior to the Eagle special meeting and (iii) within nine months of the date the merger agreement is terminated, Eagle (A) enters into a definitive agreement with respect to an Eagle takeover proposal and such Eagle takeover proposal is subsequently consummated (regardless of whether such consummation occurs within the nine-month period) or (B) consummates an Eagle takeover proposal; provided that, for purposes of clauses (ii) and (iii) above, the references to “20%” in the definition of Eagle takeover proposal will be deemed to be references to “50%”:

•	by Star Bulk or Eagle because the merger is not consummated by the end date;

•

by Star Bulk or Eagle because either of the Eagle shareholder approvals were not obtained at the Eagle special meeting or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

•

by Star Bulk if Eagle breaches or fails to perform any of its covenants or agreements contained in the merger agreement, or if any of the representations or warranties of Eagle contained in the merger agreement fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a related closing condition and (ii) is not reasonably capable of being cured by Eagle by the end date or has not been cured by Eagle within 45 days after the giving of written notice to Eagle of such breach or failure to perform or comply and stating Star Bulk’s intention to terminate the merger agreement (provided that Star Bulk is not then in material breach of any covenant or agreement contained in the merger agreement and no representation or warranty of

Star Bulk contained in the merger agreement then fails to be true and correct such that the related closing conditions could not then be satisfied);

•

The merger agreement is terminated (i) by Star Bulk after the Eagle Board changes its recommendation or (ii) by Eagle prior to obtaining Eagle shareholder approval of the merger proposal, if (A) Eagle has received a superior proposal and (B) the Eagle Board has authorized Eagle to enter into a definitive agreement to consummate a superior proposal (after complying with the procedures set forth in the merger agreement) in order to accept a superior proposal and enter into an acquisition agreement with respect to the superior proposal substantially concurrently with the termination of the merger agreement.

Alternatively, Eagle would have been obligated to pay a termination fee of $10 million in cash to Star Bulk if the merger agreement had been terminated by Eagle prior to obtaining the Eagle shareholder approval related to the merger proposal, if (A) Eagle had received a superior proposal and (B) the Eagle Board had authorized Eagle to enter into a definitive agreement to consummate a superior proposal (after complying with the procedures set forth in the merger agreement) in order to accept a superior proposal and enter into an acquisition agreement with respect to such superior proposal prior to the expiration of the go-shop period. The go-shop period expired on January 10, 2024.

Amendment and Waiver

Amendment

Prior to the effective time, the merger agreement may be amended by the parties in writing at any time before or after receipt of the required Eagle shareholder approvals; provided, however, that after receipt of the required Eagle shareholder approvals, no amendment will be made that by applicable law requires further approval by the holders of Eagle common stock without the further approval of such shareholders. The merger agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

Waivers and Extensions

At any time prior to the effective time of the merger, a party may, in writing, (a) extend the time for performance of any obligation or act of the other party or parties, (b) waive any inaccuracies in the representations and warranties contained in the merger agreement or in any certificate or instrument delivered pursuant to the merger agreement, (c) waive compliance with any of the covenants or agreements contained in the merger agreement or (d) waive the satisfaction of any conditions contained in the merger agreement (except with respect to obtaining the required Eagle shareholder approvals, which is not waivable); provided, however, that after receipt of the required Eagle shareholder approvals, there will be no waiver that by applicable law requires further approval by the holders of Eagle common stock without the further approval of such Eagle shareholders. Termination of the merger agreement will not require the approval of the holders of Eagle common stock. Any agreement on the part of Star Bulk or Eagle to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of Star Bulk or Eagle, as applicable. Any delay or failure in exercising any right under the merger agreement or otherwise will not constitute a waiver of such right, nor shall any single or partial exercise by any party to the merger agreement of any of its rights under the merger agreement preclude any other or further exercise of such rights or any other rights under the merger agreement.

Specific Performance

The parties to the merger agreement agreed that irreparable damage will occur in the event that any of the provisions of the merger agreement are not performed in accordance with their specific terms or are otherwise breached, and that monetary damages, even if available, will not be an adequate remedy therefor. Therefore, each party is entitled to an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement, without proof of actual damages (and without any obligation to post a bond in respect thereof), in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Governing Law

The merger agreement is governed by, and construed in accordance with, the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof), except to the extent the provisions of the laws of the Republic of the Marshall Islands are mandatorily applicable to the merger.

Voting Agreements

On December 11, 2023, Star Bulk entered into voting agreements (each, a “voting agreement”) with each of Gary Vogel, Costa Tsoutsoplides and each of Eagle’s directors who held shares of Eagle common stock as of the date of the merger agreement (collectively referred to as the “Eagle insiders”), the form of which is attached as Annex C to this proxy statement/prospectus. Pursuant to the voting agreement, each of the Eagle insiders agreed to, at any meeting of the Eagle shareholders called to vote upon the merger agreement, the merger or any of the other transactions contemplated by the merger agreement, or at any postponement or adjournment thereof, or in any other circumstances upon which a vote, consent, action or other approval with respect to the merger agreement, the merger or any of the other transactions contemplated by the merger agreement is sought (i) appear at such meeting or otherwise cause his or her shares of Eagle common stock held of record or beneficially by the applicable Eagle insider as of the applicable date of determination (the “subject shares”) to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all of his or her subject shares in favor of, and shall consent to (or cause to be consented to), (x) the approval of the merger agreement and the merger, (y) the approval of the convertible note share issuance, and (z) any adjournment or postponement recommended by Eagle with respect to the Eagle special meeting to the extent permitted or required pursuant to the merger agreement. In addition, each Eagle insider agreed to, at any meeting of the Eagle shareholders or at any postponement or adjournment thereof or in any other circumstances upon which a vote, consent, authorization or other approval is sought, vote (or cause to be voted) all of his or her subject shares against, and to not (and to not commit or agree to) consent to (or cause to be consented to), any of the following: (i) any Eagle takeover proposal or any acquisition agreement constituting or relating to any Eagle takeover proposal or (ii) any amendment of the Eagle articles or the Eagle bylaws (other than pursuant to and as permitted by the merger agreement) or any other proposal, action, agreement or transaction which, in the case of this clause (ii), would reasonably be expected to (A) result in a breach of any covenant, agreement, obligation, representation or warranty of Eagle contained in the merger agreement or of the Eagle insider contained in the voting agreement or (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the merger or the other transactions contemplated by the merger agreement or by the voting agreement. The voting agreements will terminate as of the earlier of (i) the conclusion of the Eagle shareholder meeting at which the vote contemplated in the voting agreement has occurred and the subject shares have been voted as specified therein, (ii) the termination of the merger agreement in accordance with its terms, (iii) an Eagle recommendation change in accordance with the merger agreement, (iv) the termination of the voting agreement by mutual written consent of the parties hereto, (v) the amendment of the merger agreement, without the prior written consent of the Eagle insiders, in a manner that affects the economics or material terms of the merger agreement in a manner that is adverse to Eagle or its shareholders and (vi) the extension of the end date pf the merger agreement other than as expressly contemplated by the merger agreement, without the prior written consent of the Eagle insiders.

Amendment to Shareholder Rights Plan

On December 10, 2023, the Eagle Board approved an amendment (the “rights agreement amendment”) to the rights agreement, dated as of June 22, 2023, by and between Eagle and Computershare Trust Company, N.A., as the rights agent (as amended, the “rights agreement”). The rights agreement amendment prevents the approval, execution, delivery or performance of the merger agreement, the voting agreements or the consummation of the merger, from, among other things, (i) resulting in Star Bulk being an Acquiring Person (as defined in the rights agreement) or (ii) resulting in the occurrence of a Distribution Date (as defined in the rights agreement) or a Shares Acquisition Date (as defined in the rights agreement). The rights agreement amendment also exempts the transactions contemplated by the merger agreement and the voting agreements from the provisions of the rights agreement relating to a Qualifying Offer (as defined in the rights agreement). The rights agreement amendment further provides that the Rights (as defined in the rights agreement) will expire in their entirety immediately prior to the effective time of the merger without any payment being made in respect thereof.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined balance sheet data gives effect to the merger as if it has occurred on September 30, 2023, while the unaudited pro forma condensed combined income statement data for the year ended December 31, 2022 and for the nine months ended September 30, 2023 is presented as if the merger had occurred on January 1, 2022. This summary unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger occurred as of the date indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors”. The following summary unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” and the related notes.

Unaudited Pro Forma Condensed Combined Income Statement

(Dollars in thousands)	For the nine months ended September 30, 2023	For the year ended December 31, 2022
Total Revenues	$975,018	$2,157,003
Operating Income	204,745	866,888
Other Income/ (Expenses)	(54,116)	(57,566)
Net Income	150,464	809,187

Unaudited Pro Forma Condensed Combined Balance Sheet

(Dollars in thousands)	As of September 30, 2023
Total Current Assets	$678,450
Total Non-Current Assets	3,667,239
Total Assets	4,345,689
Total Current Liabilities	567,132
Total Non-Current Liabilities	1,370,253
Total Liabilities	1,937,385
Total Shareholders’ Equity	2,408,304
Total Liabilities and Shareholders’ Equity	4,345,689

EAGLE SPECIAL MEETING

This proxy statement/prospectus is being provided to the Eagle shareholders as part of a solicitation of proxies by the Eagle Board for use at the Eagle special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides Eagle shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Eagle special meeting.

Time and Place

The Eagle special meeting will be conducted solely as a virtual meeting via the internet at www..virtualshareholdermeeting.com/EGLE2024SM, on [            ], 2024 at [    ] a.m., Eastern Time. Eagle intends to mail this proxy statement/prospectus and the enclosed form of proxy to its shareholders entitled to vote at the Eagle special meeting on or about [            ], 2024.

Purpose of the Eagle Special Meeting

At the Eagle special meeting, Eagle shareholders will be asked to consider and vote on the following:

1.

Approval and Authorization of the Merger Agreement. To vote on a proposal to approve and authorize the merger agreement, which is further described in the section entitled “The Merger Agreement,” and a copy of which merger agreement is attached as Annex A to this proxy statement/prospectus, and the merger;

2.

Convertible Note Share Issuance Proposal. To vote on a proposal to approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture;

3.

Advisory Vote on Compensation. To vote on a proposal to approve, by advisory (non-binding) vote, certain compensation arrangements that may be paid or become payable to Eagle’s named executive officers in connection with the merger contemplated by the merger agreement; and

4.

Adjournment of the Eagle Special Meeting. To vote on a proposal to approve the adjournment of the Eagle special meeting to a later date or dates, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Eagle special meeting to approve the merger proposal or the convertible note share issuance proposal.

Completion of the merger is conditioned on the approval of the merger proposal and the convertible note share issuance proposal.

Recommendation of the Eagle Board

On December 10, 2023, the Eagle Board unanimously approved and declared advisable the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are fair to and in the best interests of Eagle and its shareholders. Accordingly, the Eagle Board unanimously recommends that Eagle shareholders vote “FOR” the merger proposal, “FOR” the convertible note share issuance proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Eagle shareholders should carefully read this proxy statement/prospectus, including any documents incorporated by reference, and the annexes in their entirety for more detailed information concerning the merger and the other transactions contemplated by the merger agreement and concerning the convertible notes.

Eagle Record Date; Eagle Shareholders Entitled To Vote

Only holders of record of Eagle common stock at the close of business on [            ], 2024 will be entitled to notice of, and to vote at, the Eagle special meeting or any adjournments or postponements thereof.

As of the close of business on [            ], 2024, there were [            ] shares of Eagle common stock outstanding and entitled to vote at the Eagle special meeting. Each share of Eagle common stock outstanding on the Eagle record date entitles the holder thereof to one vote on each proposal to be considered at the Eagle special meeting, in person (via the virtual meeting website) or by proxy through the internet or by telephone or by a properly executed and delivered proxy with respect to the Eagle special meeting.

Your vote is important. We expect that many Eagle shareholders will not attend the Eagle special meeting in person (via the virtual meeting website), and instead will be represented by proxy. Most Eagle shareholders have a choice of voting over the internet, by using a toll-free telephone number, or by returning a completed proxy card or voting instruction form. Please check your notice, proxy card or the information forwarded by your broker, bank or other holder of record to see which options are available to you. The internet and telephone voting procedures have been designed to authenticate shareholders, to allow you to vote your shares and to confirm that your instructions have been properly recorded. The internet and telephone voting facilities for Eagle shareholders of record will close at 11:59 p.m., Eastern Time, on [            ], 2024. If your shares are held through a broker, bank or other holder of record and internet or telephone facilities are made available to you, these facilities may close sooner than those for Eagle shareholders of record.

You can revoke your proxy at any time before it is exercised by delivering a properly executed, later-dated proxy (including an internet or telephone vote) or by voting virtually at the Eagle special meeting. Executing your proxy in advance will not limit your right to vote virtually at the Eagle special meeting if you decide to attend in person (via the virtual meeting website). However, if your shares are held in the name of a broker, bank or other holder of record, you cannot vote at the Eagle special meeting unless you have a legal proxy, executed in your favor, from the holder of record.

All shares of Eagle common stock entitled to vote and represented by properly executed proxies received prior to the Eagle special meeting and not revoked will be voted at the Eagle special meeting in accordance with your instructions. If you sign and return your proxy but do not indicate how your shares of Eagle common stock should be voted on a proposal, the shares represented by your proxy will be voted as the Eagle Board recommends for such proposal.

A complete list of Eagle shareholders entitled to vote at the Eagle special meeting will be available for examination by any Eagle shareholder in the Corporate Secretary’s office at Eagle’s corporate office at Eagle Bulk Shipping Inc., 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902 for purposes pertaining to the Eagle special meeting, during ordinary business hours for a period of 10 days before the Eagle special meeting, and during the Eagle special meeting, and at the time and place of the Eagle special meeting.

Quorum

The Eagle bylaws provide that the holders of a majority of the shares issued and outstanding and entitled to vote at the Eagle special meeting, present in person (via the virtual meeting website) or represented by proxy, will constitute a quorum for the transaction of business at the Eagle special meeting.

Abstentions will count for the purpose of determining the presence of a quorum for the transaction of business at the Eagle special meeting.

Broker non-votes, if any, will not be counted for the purpose of determining the presence of a quorum for the transaction of business at the Eagle special meeting.

Adjournments

Subject to certain restrictions contained in the merger agreement, the Eagle special meeting may be adjourned to allow additional time for obtaining additional proxies.

At any subsequent reconvening of the Eagle special meeting at which a quorum is present, any business may be transacted which properly could have been transacted at the original Eagle special meeting, and all proxies will be voted in the same manner as they would have been voted at the original convening of the Eagle special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

Required Vote

The required votes to approve the Eagle proposals are as follows:

•	The merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Eagle common stock entitled to vote thereon at the Eagle special meeting.

•

The convertible note share issuance proposal requires the affirmative vote of a majority of the votes cast by holders of shares of Eagle common stock entitled to vote thereon at the Eagle special meeting.

•

The advisory compensation proposal requires the affirmative vote of holders of a majority of the shares by holders of shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal. Because the vote on the merger-related compensation proposal is advisory only, it will not be binding on either Eagle or Star Bulk.

•

Accordingly, if the merger proposal is approved and the merger is completed, the merger-related compensation will be payable to Eagle’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the advisory compensation proposal.

•

The adjournment proposal requires the affirmative vote of a majority of the shares by holders of shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal.

Treatment of Abstentions; Failure To Vote

For purposes of the Eagle special meeting, an abstention occurs when an Eagle shareholder attends the Eagle special meeting, either in person (via the virtual meeting website) or by proxy, but abstains from voting.

•

For the merger proposal, if an Eagle shareholder present in person (via the virtual meeting website) at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the effect of a vote cast “AGAINST” such proposal. If an Eagle shareholder is not present in person (via the virtual meeting website) at the Eagle special meeting and does not respond by proxy, it will have the effect of a vote cast “AGAINST” such proposal.

•

For the Eagle convertible note share issuance proposal, if an Eagle shareholder present in person (via the virtual meeting website) at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have no effect on the vote count for such proposal (assuming a quorum is present). If an Eagle shareholder is not present in person (via the virtual meeting website) at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•

For the advisory compensation proposal, if an Eagle shareholder present in person (via the virtual meeting website) at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Eagle shareholder is not present in person (via the virtual meeting website) at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal (assuming a quorum is present).

•

For the adjournment proposal, if an Eagle shareholder present in person (via the virtual meeting website) at the Eagle special meeting abstains from voting, or responds by proxy with an “abstain” vote, it will have the same effect as a vote cast “AGAINST” such proposal. If an Eagle shareholder is not present in person (via the virtual meeting website) at the Eagle special meeting and does not respond by proxy, it will have no effect on the vote count for such proposal.

Voting by Eagle’s Board of Directors and Executive Officers

As of the close of business on January 16, 2024, the most recent practicable date for which such information was available, directors and executive officers of Eagle and their affiliates owned and were entitled to vote 205,169 shares of Eagle common stock or approximately 2.07% of the shares of Eagle common stock outstanding on that date. The number and percentage of shares of Eagle common stock owned by directors and executive officers of Eagle and their affiliates as of the Eagle record date are not expected to be meaningfully different from the number and percentage as of January 16, 2024. Each of Eagle’s executive officers and directors has entered into a voting agreement, pursuant to which each executive officer and director agreed to vote for the merger agreement proposal, convertible note share issuance proposal and adjournment proposal. For a more complete discussion of the voting agreements, please see “The Merger Agreement—Voting Agreements”. For information with respect to Eagle common stock owned by directors and executive officers of Eagle, please see the section entitled “Certain Beneficial Owners of Eagle Common Stock”.

The number of shares reflected above does not include shares underlying outstanding Eagle RSU awards or Eagle PSU awards. For information with respect to Eagle RSU awards and Eagle PSU awards, please see “The Merger Agreement—Treatment of Eagle’s Equity Awards”.

Virtual Attendance at the Eagle Special Meeting and Voting Virtually

The Eagle special meeting will be conducted solely as a virtual meeting via the internet. There will be no physical meeting location and the meeting will only be conducted via live webcast. The virtual Eagle special meeting will be held on [            ], 2024 at [    ] a.m., Eastern Time. To participate in the Eagle special meeting and submit questions during the special meeting, visit www..virtualshareholdermeeting.com/EGLE2024SM and enter the 16-digit control number on your proxy card, voting instruction form or notice you received. On the day of the Eagle special meeting, shareholders may begin to log in to the virtual meeting website beginning at [    ] a.m., Eastern Time, and the meeting will begin promptly at [    ] a.m., Eastern Time. Please allow ample time for online login.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Eagle special meeting. If you encounter any difficulties accessing the virtual Eagle special meeting during check-in or the Eagle special meeting itself, please call the technical support number that will be posted on the virtual meeting platform log-in page.

Voting via the Internet or by Telephone

•

To submit your proxy via the internet, go to the website listed on your enclosed Eagle proxy card. Have your Eagle proxy card in hand when you access the website and follow the instructions to vote your shares.

•	To submit your proxy by telephone, call 800-690-6903. Have your Eagle proxy card in hand when you call and then follow the instructions to vote your shares.

•	If you vote via the internet or by telephone, you must do so no later than 11:59 p.m., Eastern Time, on [ ], 2024.

Voting by Mail

As an alternative to submitting your proxy via the internet or by telephone, you may submit your proxy by mail.

•

To submit your proxy by mail, simply mark your Eagle proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed Eagle proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

•	If you vote by mail, your Eagle proxy card must be received no later than [ ], 2024.

Revocability of Proxies

Any Eagle shareholder of record giving a proxy has the power to revoke it. If you are an Eagle shareholder of record, you may revoke your proxy in any of the following ways:

•

By delivering by certified mail, return receipt requested, before the close of business on [            ], 2024 to Eagle’s Corporate Secretary (at the Office of the Corporate Secretary, Eagle Bulk Shipping Inc., 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902) a signed written notice of revocation bearing a later date than the proxy, stating that the proxy is revoked;

•

By duly executing a subsequently dated proxy relating to the same shares of Eagle common stock and delivering it to Eagle’s Corporate Secretary at the address in the bullet point above before the close of business on [            ], 2024;

•

By duly submitting a subsequently dated proxy vote relating to the same shares of Eagle common stock by telephone or via the internet (using the original instructions provided to you) before 11:59 p.m., Eastern Time, on [            ], 2024; or

•

By virtually attending the Eagle special meeting in person and voting through the virtual meeting website during the Eagle special meeting following the instructions. Shareholders of record may vote shares held in their name by going to www..virtualshareholdermeeting.com/EGLE2024SM and using your 16-digit control number included on your proxy card, voting instruction form or notice you received.

If your shares are held by a bank, broker or other nominee, you may change your vote by submitting new voting instructions to your bank, broker or other nominee. You must contact your bank, broker or other nominee to find out how to do so.

Solicitation of Proxies; Expenses of Solicitation

Eagle will pay for the entire cost of soliciting proxies. Eagle has engaged Innisfree in the solicitation process. Eagle will pay Innisfree $30,000, plus a potential success fee of $15,000, and will reimburse Innisfree for certain expenses.

Assistance

If you need assistance with voting via the internet, voting by telephone or completing your Eagle proxy card, or have questions regarding the Eagle special meeting, please contact Eagle’s Investor Relations at (203) 276-8100 or Innisfree at (877) 456-3442 (for shareholders) or (212) 750-5833 (for banks and brokers).

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual Eagle special meeting. If you encounter any difficulties accessing the virtual Eagle special meeting during check-in or the Eagle special meeting itself, please call the technical support number that will be posted on the virtual meeting platform log-in page.

Your vote is very important regardless of the number of shares of Eagle common stock that you own and the matters to be considered at the Eagle special meeting are of great importance to the shareholders of Eagle. Accordingly, you are urged to read and carefully consider the information contained in or incorporated by reference into this proxy statement/prospectus and submit your proxy via the internet or by telephone or, if applicable, complete, date, sign and promptly return the enclosed Eagle proxy card or voting instruction form in the enclosed postage-paid envelope. If you submit your proxy via the internet or by telephone, you do not need to return the enclosed Eagle proxy card.

Please vote your shares via the internet or by telephone, or sign, date and return an Eagle proxy card or voting instruction form promptly to ensure that your shares can be represented, even if you otherwise plan to attend the Eagle special meeting virtually.

EAGLE PROPOSAL 1 - THE MERGER AGREEMENT PROPOSAL

This proxy statement/prospectus is being furnished to Eagle shareholders as part of the solicitation of proxies by the Eagle Board for use at the Eagle special meeting to consider and vote upon a proposal to approve and authorize the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and approve the merger.

The Eagle Board, after due and careful discussion and consideration, unanimously approved, authorized and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Eagle and its shareholders.

Required Vote of Shareholders

The Eagle Board accordingly unanimously recommends that Eagle shareholders vote “FOR” the proposal to approve and authorize the merger agreement and the merger, as disclosed in this proxy statement/prospectus, particularly the related narrative disclosures in the sections of this proxy statement/prospectus entitled “The Merger” and “The Merger Agreement” and as attached as Annex A to this proxy statement/prospectus.

Approval of the merger proposal is a condition to completion of the merger.

The vote on the merger proposal is a vote separate and apart from the vote to approve any of the convertible note share issuance proposal, the advisory compensation proposal or the adjournment proposal. Accordingly, an Eagle shareholder may vote to approve the merger proposal and vote not to approve the convertible note share issuance proposal, the advisory compensation proposal or the adjournment proposal, and vice versa.

Approval of the merger proposal requires the affirmative vote of holders of a majority of the shares of Eagle common stock outstanding and entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting. A failure to vote, a broker non-vote or an abstention will have the same effect as a vote “AGAINST” the merger proposal.

Pursuant to the voting agreements, Gary Vogel, Costa Tsoutsoplides and each director of Eagle (which collectively beneficially owned approximately 2.07% of the outstanding shares of Eagle common stock as of January 16, 2024), have agreed, subject to the terms and conditions thereof, to vote their shares of Eagle common stock in favor of the merger proposal. For a more complete discussion of the voting agreements, please see “The Merger Agreement—Voting Agreements”.

THE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE MERGER PROPOSAL.

EAGLE PROPOSAL 2 - THE CONVERTIBLE NOTE SHARE ISSUANCE PROPOSAL

This proxy statement/prospectus is being furnished to Eagle shareholders as part of the solicitation of proxies by the Eagle Board for use at the Eagle special meeting to consider and vote upon a proposal to authorize and approve the issuance of shares of Eagle common stock issuable upon the potential future conversion of the convertible notes in excess of the conversion share cap set forth in the indenture.

Background

On July 29, 2019, Eagle issued $114.12 million in aggregate principal amount of 5.00% Convertible Senior Notes due 2024, under that certain Indenture, dated as of July 29, 2019, between Eagle and Deutsche Bank Trust Company Americas (the “indenture”). As of January 16, 2024, the outstanding principal balance of the convertible notes was $104.1 million.

The convertible notes bear interest at a rate of 5.00% per annum on the outstanding principal amount thereof, payable semi-annually in arrears on February 1 and August 1 of each year. The convertible notes may bear additional interest upon certain events as set forth in the indenture. The convertible notes will mature on August 1, 2024 (the “maturity date”), unless earlier repurchased, redeemed or converted pursuant to their terms. Eagle may not otherwise redeem the convertible notes prior to the maturity date.

The convertible notes are a general, unsecured senior obligation of Eagle and rank: (i) senior in right of payment to any of Eagle’s indebtedness that is expressly subordinated in right of payment to the convertible notes; (ii) equal in right of payment to any of Eagle’s unsecured indebtedness that is not so subordinated; (iii) effectively junior in right of payment to any of Eagle’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and (iv) structurally junior to all indebtedness and other liabilities of current or future subsidiaries of Eagle.

The indenture also provides for customary events of default. Generally, if an event of default occurs and is continuing, then the trustee or the holders of at least 25% in aggregate principal amount of the convertible notes then outstanding may declare 100% of the principal of and accrued and unpaid interest, if any, on all the convertible notes then outstanding to be due and payable.

Each noteholder has the right to convert any portion of the convertible notes at any time prior to the close of business on the business day immediately preceding the maturity date at the conversion rate as set forth in the indenture. The conversion rate of the convertible notes after adjusting for a 1-for-7 reverse stock split effected on September 15, 2020 and Eagle’s cash dividends declared through November 13, 2023 is 31.6207 shares of Eagle’s common stock per $1,000 principal amount of convertible notes, which is equivalent to a conversion price of approximately $31.62 per share of common stock (subject to further adjustment for any future dividends).

If Eagle undergoes a fundamental change, as set forth in the indenture, each holder may require Eagle to repurchase all or part of the convertible notes for cash in principal amounts of $1,000 or a multiple thereof. The fundamental change repurchase price will be equal to 100% of the principal amount of the convertible notes to be repurchased, plus accrued and unpaid interest. If, however, the holders instead elect to convert their convertible notes in connection with the fundamental change, Eagle will be required to increase the conversion rate of the convertible notes at a rate determined by a combination of the date the fundamental change occurs and the stock price of Eagle’s common stock on such date. Because at least 90% of the consideration to be received in the merger by the common shareholders of Eagle consists of shares of Star Bulk common stock which is listed on NYSE, the merger does not constitute a fundamental change under the terms of the indenture.

The indenture contains a flexible conversion feature that allows for the settlement upon conversions of the convertible notes in cash, stock or a combination of cash and stock, at Eagle’s election.

Eagle’s common stock is currently listed on the NYSE (and when Eagle entered into the indenture its common stock was listed on Nasdaq), and Eagle is subject to the applicable rules and regulations of the exchanges, which require stockholder approval prior to the issuance of securities in connection with certain transactions involving the sale, issuance or potential issuance by Eagle of common stock (or securities convertible into or exercisable for common stock) equal to 20% or more of our outstanding common stock or 20% or more of the voting power outstanding before the issuance of such securities. As a result of the exchanges’ rules and the terms of the indenture governing the convertible notes, until Eagle obtains the requisite approval from its stockholders, Eagle is limited to issuing a number of shares equal to 19.9% of the number of shares of Eagle’s common stock outstanding at the time the convertible notes were initially issued, as adjusted for changes in the conversion rate pursuant to the indenture (the “conversion share cap”).

Based upon the number of shares of Eagle common stock outstanding as of the date of the original convertible notes issuance, there is an issuance limit of approximately 2.5 million shares of Eagle common stock based on the conversion share cap as adjusted pursuant to the terms of the indenture.

We are seeking shareholder approval of this convertible note share issuance proposal for purposes of removing the conversion share cap under the indenture in order to permit Eagle to issue sufficient shares of its common stock to fully satisfy the conversion of the convertible notes with shares of common stock.

The summary of the terms of the indenture and the convertibles notes above is qualified in its entirety by reference to the copy of the indenture. You should read this summary together with such indenture.

Reasons for Seeking Shareholder Approval

As noted above, under the indenture, Eagle may not issue shares of common stock in excess of the conversion share cap without first obtaining shareholder approval. Shareholder approval of this convertible note share issuance proposal will constitute shareholder approval for purposes of removing the conversion share cap under the indenture. Also as noted above, the Eagle Board unanimously approved, authorized and declared advisable the merger agreement, the merger and the other transactions contemplated by the merger agreement and determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Eagle and its shareholders. Shareholder approval of this convertible note share issuance proposal is a condition to consummation of the merger. If this convertible note share issuance proposal is not approved, the merger will not be consummated.

Even if you chose to vote against the merger proposal, the Eagle Board still recommends you vote in favor of this convertible note share issuance proposal as it has determined that Eagle’s ability to issue shares of Eagle common stock in settlement of conversion of the convertible notes in excess of the conversion share cap is in the best interests of Eagle and its shareholders because it would increase the number of shares of Eagle common stock available for issuance upon conversions of the convertible notes, which will allow Eagle to conserve cash. It is the Eagle Board’s objective to provide Eagle with greater financial flexibility in the event that conversions of the convertible notes occur at times when sufficient cash may not be available to Eagle or when the use of cash for this purpose (under then existing circumstances) would be unwise. If Eagle does not receive shareholder approval for this convertible note share issuance proposal and if all outstanding convertible noteholders elected to convert their outstanding convertible notes (other than in connection with a fundamental change), then based on a price of $53.20 per share, which is the average closing price per share of Eagle common stock as reported on the NYSE over the first five business days following the first public announcement of the merger on December 11, 2023, Eagle would be required to pay approximately $40 million in cash settlement. The obligation to pay cash for shares in excess of the conversion share cap would reduce Eagle’s financial flexibility and in turn, its ability to execute on growth initiatives. In addition, if Eagle does not have the resources to satisfy the cash settlement of any convertible notes in excess of the conversion share cap upon conversions, or the satisfaction of such cash settlements may materially impair Eagle’s working capital.

Therefore, we are seeking shareholder approval under this convertible note share issuance proposal. The failure of Eagle’s shareholders to approve this convertible note share issuance proposal will prevent us from consummating the merger and issuing shares of Eagle common stock to the noteholders in excess of the conversion share cap if noteholders elected to convert.

Effect on Current Shareholders

If we do not receive shareholder approval for this convertible note share issuance proposal, the merger will not be consummated and the maximum number of shares of Eagle common stock that may be issued upon conversions of the convertible notes will be 2,532,460 shares as of January 16, 2024.

If we do receive shareholder approval for this convertible note share issuance proposal and if all outstanding convertible noteholders elected to convert their outstanding convertible notes (other than in connection with a fundamental change) and Eagle elected to settle on conversion all of the convertible notes in stock, the number of shares of Eagle common stock that Eagle could issue would be approximately 3.29 million shares, which represents 33.16% of outstanding common stock of Eagle as of January 16, 2024 (or approximately 8.63 million shares of Star Bulk common stock if the merger is consummated, which represents 7.32% of outstanding common stock of Star Bulk as of January 16, 2024 after giving effect to the Star Bulk common stock issued to Eagle shareholders in connection with the merger). Any issuance of shares of Eagle common stock (or Star Bulk common stock if the merger is consummated) would dilute, and thereby reduce, each existing shareholder’s proportionate ownership in such common stock and therefore have less ability to influence significant corporate decisions requiring shareholder approval. Issuance of the common stock issuable upon conversion of the convertible notes could also have a dilutive effect on book value per share and any future earnings per share and any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of such common stock. The dilutive effect may be material to Eagle’s existing shareholders. Pursuant to the terms of the convertible notes, we are obligated to reserve such number of shares of Eagle common stock that shall be sufficient to effect the conversion of the convertible notes. While we believe that having the ability to settle conversions of the convertible notes in shares of Eagle common stock offers benefits to us and Eagle’s shareholders, including conservation of cash, any conversions of the convertible notes in shares of Eagle common stock may cause substantial dilution to the equity interest of Eagle’s shareholders at the time of any such issuance and would decrease Eagle’s ability to utilize shares of Eagle common stock in connection with other transactions.

Required Vote of Shareholders

The Eagle Board accordingly unanimously recommends that Eagle shareholders vote “FOR” the proposal to authorize and approve the issuance of shares of Eagle common stock issuable upon the future potential conversion of the convertible notes in excess of the conversion share cap set forth in the indenture.

Approval of the convertible note share issuance proposal is a condition to consummation of the merger.

The vote on the convertible note share issuance proposal is a vote separate and apart from the vote to approve any of the merger proposal, the advisory compensation proposal or the adjournment proposal. Accordingly, an Eagle shareholder may vote to approve the convertible note share issuance proposal and vote not to approve the merger proposal, the advisory compensation proposal or the adjournment proposal, and vice versa. However, even if the merger proposal is approved, if the convertible note share issuance proposal is not approved, the merger will not be consummated.

Approval of the convertible note share issuance proposal requires the affirmative vote of a majority of the votes cast by holders of Eagle common stock entitled to vote thereon (in person via the virtual meeting website or by proxy) at the Eagle special meeting. A failure to vote, a broker non-vote or an abstention will have no effect on the outcome of the vote for the convertible note share issuance proposal.

Pursuant to the voting agreements, Gary Vogel, Costa Tsoutsoplides and each director of Eagle (which collectively beneficially owned approximately 2.07% of the outstanding shares of Eagle common stock as of January 16, 2024), have agreed, subject to the terms and conditions thereof, to vote their shares of Eagle common stock in favor of the convertible note share issuance proposal. For a more complete discussion of the voting agreement, please see “The Merger Agreement—Voting Agreements”.

THE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE CONVERTIBLE NOTE SHARE ISSUANCE PROPOSAL.

EAGLE PROPOSAL 3 - THE ADVISORY COMPENSATION PROPOSAL

Eagle is asking its shareholders to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Eagle’s named executive officers in connection with the merger. Because the vote on the advisory compensation proposal is advisory only, it will not be binding on either Eagle or Star Bulk. Accordingly, if the merger proposal and the convertible note share issuance proposal are approved and the merger is completed, the merger-related compensation will be payable to Eagle’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the advisory compensation proposal.

Required Vote of Shareholders

The Eagle Board unanimously recommends that Eagle shareholders vote “FOR” the proposal to approve the advisory compensation proposal.

Approval of the advisory compensation proposal requires the affirmative vote of a majority of the shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal.

Accordingly, a failure to vote or a broker non-vote will have no effect on the outcome of the vote for the advisory compensation proposal, whereas an abstention will have the same effect as a vote “AGAINST” the advisory compensation proposal.

THE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY COMPENSATION PROPOSAL.

EAGLE PROPOSAL 4 - THE ADJOURNMENT PROPOSAL

The Eagle special meeting may be adjourned to another time and place, including, if necessary, to permit solicitation of additional proxies if there are not sufficient votes to approve the merger proposal or the convertible note share issuance proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Eagle shareholders.

Eagle is asking its shareholders to authorize the holder of any proxy solicited by the Eagle Board to vote in favor of any adjournment of the Eagle special meeting to solicit additional proxies if there are not sufficient votes to approve the merger proposal or the convertible note share issuance proposal or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Eagle shareholders.

Required Vote of Shareholders

The Eagle Board unanimously recommends that Eagle shareholders vote “FOR” the proposal to adjourn the Eagle special meeting, if necessary.

The vote on the adjournment proposal is a vote separate and apart from the vote to approve the merger proposal and the convertible note share issuance proposal. Accordingly, an Eagle shareholder may vote to approve the merger proposal and the convertible note share issuance proposal and vote not to approve the adjournment proposal, and vice versa.

Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of Eagle common stock present (in person via the virtual meeting website or by proxy) at the Eagle special meeting and entitled to vote on the proposal. Accordingly, a failure to vote or a broker non-vote will have no effect on the outcome of the vote for the adjournment proposal, whereas an abstention will have the same effect as a vote “AGAINST” the adjournment proposal.

Pursuant to the voting agreements, Gary Vogel, Costa Tsoutsoplides and each director of Eagle (which collectively beneficially owned approximately 2.07% of the outstanding shares of Eagle common stock as of January 16, 2024), have agreed, subject to the terms and conditions thereof, to vote their shares of Eagle common stock in favor of the adjournment proposal. For a more complete discussion of the voting agreements, please see “The Merger Agreement—Voting Agreements”.

THE EAGLE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information of the combined company is presented to illustrate the proposed merger of Star Bulk and Eagle.

On December 11, 2023, Star Bulk and Merger Sub entered into the merger agreement with Eagle, pursuant to which Merger Sub will merge with and into Eagle, and Eagle will continue as the surviving corporation as a wholly owned subsidiary of Star Bulk. Upon the closing of the merger, the shareholders of Eagle will receive merger consideration in the form of Star Bulk common stock.

The unaudited pro forma condensed combined balance sheet as of September 30, 2023 gives effect to the merger as if it had been consummated on September 30, 2023 (the “pro forma condensed combined balance sheet”), and the unaudited pro forma condensed combined income statements for the year ended December 31, 2022 and for the nine months ended September 30, 2023 give effect to the merger as if it had been consummated on January 1, 2022 (the “pro forma condensed combined income statements”). The pro forma condensed combined balance sheet and the pro forma condensed combined income statements (together, the “pro forma condensed combined financial information”) are based upon, derived from, and should be read in conjunction with the following: (i) the historical audited consolidated financial statements of Star Bulk, which are available in Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, as filed with the SEC on March 7, 2023 and which is incorporated by reference in this proxy statement/prospectus, (ii) the historical audited consolidated financial statements of Eagle, which are available in Eagle’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 10, 2023 and which is incorporated by reference in this proxy statement/prospectus, (iii) the historical unaudited interim condensed consolidated financial statements of Star Bulk, which are available in Star Bulk’s Form 6-K for the nine months ended September 30, 2023, as furnished to the SEC on November 13, 2023 and which is incorporated by reference in this proxy statement/prospectus, and (iv) the historical unaudited condensed consolidated financial statements of Eagle, which are available in Eagle’s Form 10-Q for the quarter ended September 30, 2023, as filed with the SEC on November 3, 2023 and which is incorporated by reference in this proxy statement/prospectus.

Basis of Preparation

The pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” Release No. 33-10786 replaced the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“transaction accounting adjustments”) and optionally to present the reasonably estimable synergies and other transaction effects (“management’s adjustments”), limiting management’s adjustments to those that are reasonably estimable and that have occurred or are reasonably expected to occur. We have elected not to present management’s adjustments and will only be presenting transaction accounting adjustments in the pro forma condensed combined financial information.

The pro forma condensed combined financial information is subject to the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on available information and assumptions that Star Bulk’s management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying pro forma condensed combined financial information.

As further discussed in Note 3. Accounting for the merger, below, the merger has been treated as an asset acquisition under the guidelines of Accounting Standard Codification (“ASC”) 805, Business Combinations, and Accounting Standard Update (“ASU”) 2017-01, Business Combinations (Topic 805), whereby all assets acquired and liabilities assumed are recorded at the cost of the acquisition, including transaction costs, on the basis of their relative fair values. For purposes of the pro forma condensed combined financial information, the fair values of

Eagle’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value. Certain current market-based assumptions were used that will be updated in the accounting for the merger upon its completion. Star Bulk’s management believes that the estimated fair values utilized for the assets to be acquired and liabilities assumed for purposes of the pro forma condensed combined financial information, are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available and such changes could be material.

The pro forma condensed combined financial information is provided for illustrative and information purposes only and is not intended to represent or necessarily be indicative of the combined company’s results of operations or financial condition had the merger been completed on the dates indicated, nor do they purport to project our results of operations or financial condition for any future period or as of any future date. The pro forma condensed combined financial information does not include any expected cost savings or operating synergies, which may be realized subsequent to the merger. Moreover, the pro forma adjustments represent best estimates based upon the information available to date and are preliminary and subject to change after more detailed information is obtained.

The pro forma condensed combined financial information should be read in conjunction with the accompanying notes as well as the above-referenced historical consolidated financial statements of both Star Bulk and Eagle.

STAR BULK CARRIERS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2023

(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk Historical	Eagle Historical	Transaction Accounting Adjustments	Notes		Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$287,910	$113,879	$(5,000)	4.A		$396,789
Restricted cash, current	12,385	—	4,380	4.B		16,765
Trade accounts receivable, net	67,814	24,594	—			92,408
Inventories	75,037	26,881	3,847	4.C		105,765
Collateral on derivatives	—	4,380	(4,380)	4.B		—
Due from managers	53	—	—			53
Due from related parties	41	—	—			41
Prepaid expenses and other receivables	16,662	5,832	—			22,494
Derivatives, current asset portion	10,561	8,653	(724)	4.G		18,490
Other current assets	24,993	652	—			25,645

Total Current Assets	495,456	184,871	(1,877)			678,450
FIXED ASSETS
Vessels and advances for vessel upgrades, net	2,637,085	914,108	56,063	4.D.i)		3,607,256
Other fixed assets	498	952	—			1,450
Deferred drydock costs, net	—	37,756	(37,756)	4.E		—
Advances for ballast water systems and other assets	—	1,984	(1,984)	4.D.iii	)	—

Total Fixed Assets	2,637,583	954,800	16,323			3,608,706
OTHER NON-CURRENT ASSETS
Long-term investment	1,692	—	—			1,692
Restricted cash, non-current	2,021	2,575	—			4,596
Operating leases, right-of-use assets	29,704	10,892	737	4.G		41,333
Other non-current assets	636	—	—			636
Derivatives, non-current asset portion	4,841	5,435	—			10,276

TOTAL ASSETS	$3,171,933	$1,158,573	$15,183			$4,345,689

LIABILITIES & SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long-term bank loans	$164,572	$49,800	$—			$214,372
Convertible bond debt	—	103,791	328	4.H		104,119
Lease financing short term	2,731	—	—			2,731
Accounts payable	67,283	20,938	—			88,221
Due to managers	8,907	—	—			8,907
Due to related parties	1,420	—	—			1,420
Accrued liabilities	27,985	21,290	8,659	4.I		57,934
Share repurchase liability, current	56,475	—	—			56,475
Operating lease liabilities, current	5,517	10,109	—			15,626
Derivatives, current liability portion	—	585	(189)	4.G		396
Deferred revenue	8,730	8,201	—			16,931

Total Current Liabilities	343,620	214,714	8,798			567,132
NON-CURRENT LIABILITIES
Long-term bank loans, net of current portion and unamortized loan issuance costs	846,324	341,881	8,719	4.J		1,196,924
Lease financing long term, net of unamortized lease issuance costs	15,877	—	—			15,877
Share repurchase liability, non-current	128,525	—	—			128,525
Derivatives, non-current liability portion	—	444	—			444
Operating lease liabilities, non-current	24,185	2,766	—			26,951
Other non-current liabilities	836	696	—			1,532

TOTAL LIABILITIES	1,359,367	560,501	17,517			1,937,385
SHAREHOLDERS’ EQUITY
Total Shareholders’ Equity	1,812,566	598,072	(2,334)	4.K		2,408,304

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,171,933	$1,158,573	$15,183			$4,345,689

See accompanying notes to the unaudited pro forma condensed combined financial information.

STAR BULK CARRIERS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2023

(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk Historical	Eagle Historical	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Revenues:
Voyage revenues	$685,808	$289,210	$—			$975,018
Expenses / (Income):
Voyage expenses	186,222	82,737	(346)	4.L		268,613
Charter-in hire expenses	13,926	31,014	—			44,940
Vessel operating expenses	167,225	91,077	—			258,302
Dry docking expenses	30,466	—	10,596	4.F.ii	)	41,062
Depreciation	104,549	45,035	(9,176)	4.D.ii	), 4.F.i)	140,408
Management fees	12,738	—	—			12,738
General and administrative expenses	36,320	32,871	—			69,191
Impairment loss	7,700	—	—			7,700
Loss on write-down of inventory	5,565	—	—			5,565
Other operational loss	609	860	—			1,469
Other operational gain	(33,824)	—	—			(33,824)
Loss on bad debt	300	—	346	4.L		646
(Gain)/Loss on forward freight agreements and bunker swaps, net	(6,377)	—	(2,318)	4.M		(8,695)
Gain on sale of vessels	(18,833)	(19,731)	—			(38,564)
Impairment of operating lease right of use of asset	—	722	—			722

Total operating expenses, net	506,586	264,585	(898)			770,273

Operating income	179,222	24,625	898			204,745

Other Income / (Expenses):
Interest and finance costs	(49,789)	(16,005)	1,958	4.N		(63,836)
Interest income and other income/(loss)	10,265	5,139	—			15,404
Gain/(Loss) on interest rate swaps, net	(507)	—	—			(507)
Gain/(Loss) on debt extinguishment, net	(5,177)	—	—			(5,177)
Realized and unrealized (loss)/gain on derivative instruments, net	—	2,318	(2,318)	4.M		—

Total other expenses, net	(45,208)	(8,548)	(360)			(54,116)

Income before taxes and equity in income of investee	$134,014	$16,077	$538			$150,629

Income taxes	(181)	—	—			(181)

Income before equity in income of investee	133,833	16,077	538			150,448

Equity in income of investee	16	—	—			16

Net Income	133,849	16,077	538			150,464

Earnings per share, basic	$1.31	$1.38				$1.19

Earnings per share, diluted	1.30	1.36				1.14

Weighted average number of shares outstanding, basic	102,434,767	11,686,433				126,861,262

Weighted average number of shares outstanding, diluted	102,825,781	15,057,652				136,109,346

See accompanying notes to the unaudited pro forma condensed combined financial information.

STAR BULK CARRIERS CORP.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2022

(Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

	Star Bulk Historical	Eagle Historical	Transaction Accounting Adjustments	Notes		Pro Forma Combined
Revenues:
Voyage revenues	$1,437,156	$719,847	$—			$2,157,003
Expenses / (Income):
Voyage expenses	286,534	163,385	(1,997)	4.L		447,922
Charter-in hire expenses	21,020	81,103	—			102,123
Vessel operating expenses	228,616	123,932	—			352,548
Dry docking expenses	47,718	—	19,011	4.F.ii	)	66,729
Depreciation	156,733	61,155	(12,060)	4.D.ii	), 4.F.i)	205,828
Management fees	19,071	—	—			19,071
General and administrative expenses	56,826	41,184	—			98,010
Loss on write-down of inventory	17,326	—	—			17,326
Other operational loss	2,380	3,802	—			6,182
Other operational gain	(8,794)	—	—			(8,794)
Loss on bad debt	677	—	1,997	4.L		2,674
(Gain)/Loss on forward freight agreements and bunker swaps, net	1,451	—	(13,859)	4.M		(12,408)
Gain on sale of vessels	—	(9,308)	—			(9,308)
Impairment of operating lease right of use of asset	—	2,212	—			2,212

Total operating expenses, net	829,558	467,465	(6,908)			1,290,115

Operating income	607,598	252,382	6,908			866,888
Other Income / (Expenses):
Interest and finance costs	(52,578)	(16,981)	2,130	4.N		(67,429)
Interest income and other income/(loss)	7,050	2,918	—			9,968
Gain/(Loss) on debt extinguishment, net	4,064	(4,169)	—			(105)
Realized and unrealized (loss)/gain on derivative instruments, net	—	13,859	(13,859)	4.M		—

Total other expenses, net	(41,464)	(4,373)	(11,729)			(57,566)

Income before taxes and equity in income of investee	$566,134	$248,009	$(4,821)			$809,322

Income taxes	(244)	—	—			(244)

Income before equity in income of investee	565,890	248,009	(4,821)			809,078

Equity in income of investee	109	—	—			109

Net Income	565,999	248,009	(4,821)			809,187

Earnings per share, basic	$5.54	$19.09				$6.39

Earnings per share, diluted	5.52	15.57				6.00

Weighted average number of shares outstanding, basic	102,153,255	12,989,951				126,579,750

Weighted average number of shares outstanding, diluted	102,536,966	16,313,447				135,927,388

See accompanying notes to the unaudited pro forma condensed combined financial information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION (Expressed in thousands of U.S. dollars except for share and per share data unless otherwise stated)

1.	Description of transaction

On December 11, 2023, Star Bulk and Eagle announced that the companies entered into the merger agreement to combine in an all-stock merger with a fixed exchange ratio.

Pursuant to the merger agreement, which was unanimously approved by the boards of directors of both companies, Eagle shareholders will receive at the time the merger is completed 2.6211 shares of Star Bulk common stock for each share of Eagle common stock owned immediately prior to the closing of the merger and the Eagle equity awards outstanding at that time will be cancelled and converted into Star Bulk equity awards (please see “The Merger Agreement—Treatment of Eagle’s Equity Awards” for more information), which will result in the issuance or reservation, as applicable, of an estimated 25,172,510 shares of Star Bulk common stock. In addition, at the time of the merger’s completion 1,341,584 shares of Star Bulk common stock are expected to be issued in exchange for the 511,840 loaned shares of Eagle common stock (the “Eagle loaned shares”) outstanding in connection with the convertible notes (as described below). While Eagle’s share lending agreement with Jeffries Capital Services, LLC (“JCS”) does not require cash payment upon return of the shares, physical settlement is required (i.e., the loaned shares must be returned at the end of the arrangement). In view of this share return provision and other contractual undertakings of JCS in the share lending agreement, which have the effect of substantially eliminating the economic dilution that otherwise would result from the issuance of borrowed shares, the shares of Star Bulk common stock to be issued to replace the Eagle loaned shares are not expected to be considered issued and outstanding for accounting purposes and for the purpose of computing the pro forma combined basic and diluted weighted average shares or earnings per share in the pro forma condensed combined income statements. Furthermore, upon the expiration date of the convertible notes on August 1, 2024, it is expected that the newly issued 1,341,584 shares of Star Bulk common stock will be cancelled upon return and approximately 8.63 million shares of Star Bulk common stock are expected to be issued for settlement of such convertible notes. In this respect, a total of 33,801,999 shares of Star Bulk common stock are expected to be issued on a fully diluted basis in connection with the merger’s completion and the expiration of the convertible notes. However, the convertible notes are expected to be outstanding at the time of the merger’s completion. Therefore, the Star Bulk common stock expected to be issued in connection with the convertible notes is not considered part of the merger consideration. The merger is expected to close in the first half of 2024, subject to approval by Eagle shareholders, receipt of applicable regulatory approvals and satisfaction of other customary closing conditions.

As of December 11, 2023, when the merger agreement was executed, Eagle owned a fleet of 52 dry bulk vessels and the combined company is expected to own a combined fleet of 169 owned-vessels on a fully delivered basis, 97% of which are fitted with Exhaust Gas Cleaning Systems (“scrubbers”), ranging from Newcastlemax/ Capesize to Supramax/ Ultramax vessels. The combined company will operate as Star Bulk Carriers Corp. and will be headquartered in Athens, Greece, while maintaining offices in Stamford, Connecticut, Singapore, Copenhagen, New York City, Germany and Limassol.

Both companies expect to maintain their respective dividend policies until the merger is completed. Following the closing of the merger, the combined company expects to maintain the Star Bulk dividend policy, as described in Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

The merger values the entire issued and outstanding Eagle common stock, including Eagle equity awards, at approximately $545,237 based on a Star Bulk closing share price of $21.66 on January 3, 2024 (the latest practicable date used for preparation of the pro forma condensed combined financial information). The exchange ratio is fixed and therefore the value of the merger consideration received by Eagle shareholders will ultimately be based on the closing price of Star Bulk common stock on the closing date and could materially change.

Star Bulk common stock is currently listed for trading on the Nasdaq under the trading symbol “SBLK”, and Eagle common stock is currently listed for trading on the NYSE under the trading symbol “EGLE”. Following the closing, Star Bulk common stock will continue to be listed on the Nasdaq and Eagle common stock will be delisted from the NYSE.

2.	Accounting policies

During the preparation of the pro forma condensed combined financial information, management of Star Bulk performed a preliminary review and comparison of Star Bulk’s accounting policies with those of Eagle. Both Star Bulk’s and Eagle’s historical audited and unaudited consolidated financial statements were prepared under U.S. GAAP. Certain adjustments have been made and included in the transaction accounting adjustments to conform presentation and accounting policies of Eagle’s historical financial statements with the presentation of Star Bulk’s historical financial statements. The resulting pro forma condensed combined financial information has not been audited.

Following the completion of the merger, management of the combined company will conduct a final review of Eagle’s accounting policies in an effort to determine if further differences in accounting policies are identified that require further adjustment or reclassification of Eagle’s income statements or reclassification of assets or liabilities to conform to Star Bulk’s accounting policies and classifications, as required by acquisition accounting rules. As a result of that review, management may identify differences that, when conformed, could have a material impact on the pro forma condensed combined financial information as presented herein.

3.	Accounting for the merger

Following the guidelines of ASC 805 and ASU 2017-01, the merger was determined not to meet the requirements of a business combination. As of September 30, 2023, approximately 95% of the estimated fair value of Eagle’s total assets acquired, exclusive of cash, were comprised of similar vessels with similar risk characteristics and inventories on board these vessels. As a result, the merger is expected to be accounted for as an acquisition of Eagle by Star Bulk under the asset acquisition method of accounting in accordance with GAAP, which values the acquired assets and liabilities at the cost of the acquisition, including transaction costs, on the basis of their relative fair values. Star Bulk will be treated as the acquiror for accounting purposes.

The following represents the preliminary estimate of the merger consideration:

	Amounts
Eagle common shares	9,319,177	(a)
Equity awards	284,619	(b)

# Eagle shares issued	9,603,796
Exchange ratio	2.6211	(c)
Star Bulk common stock to be issued to Eagle shareholders	25,172,510
Star Bulk closing price per share on January 3, 2024	$21.66

Estimated consideration transferred	$545,237

(a)	Issued and outstanding shares as of September 30, 2023.
(b)	Eagle equity awards as of December 11, 2023, which will differ from the amount of such Eagle equity awards at the closing date.
(c)

The exchange ratio is fixed, and the merger agreement does not contain any provision that would adjust the exchange ratio based on fluctuations in the market value of either Star Bulk’s or Eagle’s common stock.

For purposes of the pro forma condensed combined financial information, the fair value of Eagle’s identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of November 30, 2023 (the most recent practicable date used for preparation of the pro forma condensed combined financial information) and such fair value estimate is in excess of the consideration amount. Star Bulk’s management has reassessed whether all of the assets acquired and all of the liabilities assumed were properly identified and determined that such fair value estimate remains in excess of the consideration amount. As the merger is accounted for as an asset acquisition, such excess of the fair value of net asset value acquired over consideration transferred is allocated on a relative fair value basis to all qualifying assets which were the vessels acquired. The calculation of such excess of the fair value of net asset value acquired over consideration transferred will ultimately be based on the closing date share price of the Star Bulk common stock, which could materially change the amount of the excess of the net asset value acquired over consideration transferred.

For purposes of the calculation of the merger consideration, the closing price of Star Bulk common stock on January 3, 2024 (the latest practicable date used for preparation of the pro forma condensed combined financial information) of $21.66 has been used. The amount of net assets acquired compared to the cost of consideration resulted in an excess value of $50,633 that, as discussed above, was allocated to qualifying assets on a relative fair value basis. The following table provides sensitivities to changes in the merger consideration due to changes in the share price of Star Bulk common stock on the closing date.

	Star Bulk price per share	Total consideration transferred	Fair value of net asset value acquired minus estimated consideration transferred	Adjustment to depreciation for the nine months ended September 30, 2023	Adjustment to depreciation for the year ended December 31, 2022
Pro forma base case scenario	$21.66	$545,237	$50,633	$1,282	$1,184
Increase of 20%	$25.99	$654,284	$(58,414)	$(3,679)	$(5,038)
Decrease of 20%	$17.33	$436,189	$159,680	$6,244	$7,407

4.	Pro forma condensed combined financial information adjustments

A.

Cash and cash equivalents: Transaction costs to be incurred directly by Star Bulk with respect to the merger are estimated at $5,000, and mainly consist of legal, advisory, audit and other professional fees.

B.

Restricted cash, current & Collateral on derivatives: The amount of $4,380 represents an adjustment made to conform Eagle’s financial statements presentation with those of Star Bulk’s since Eagle in its historical balance sheet presents separately the right to reclaim cash collateral or the obligation to return cash collateral from the fair value of derivative instruments.

C.

Inventories: Pursuant to Eagle’s accounting policy, inventories, which consist only of bunkers, are stated at cost which is determined on a first-in, first-out method, while lubricants and spares are expensed, as incurred. Pursuant to Star Bulk’s accounting policy, inventories consist of bunkers and lubricants, which are stated at the lower of cost or net realizable value. The transaction accounting adjustment of $3,847, which represents the estimated value of Eagle’s lubricants inventories, is therefore performed in the pro forma condensed combined balance sheet to conform Eagle’s accounting policy with that of Star Bulk’s. No further transaction accounting adjustment was performed to the pro forma condensed combined income statements with respect to the corresponding effect in the consumption, as that was determined to be insignificant for purposes of the pro forma condensed combined income statements.

D.

Vessels and advances for vessel upgrades, net & Depreciation: The carrying value of the Eagle vessels acquired were adjusted to fair value in accordance with ASC 820, Fair Value Measurement, using a valuation obtained by a third-party vessel appraisal as of November 30, 2023. Described below are the adjustments made in relation to the above:

i)

An adjustment of $99,712 was made in order to bring the carrying value of the vessels to their estimated fair value of $1,015,804 and was then decreased by the excess of the fair value of net asset value acquired over consideration transferred of $50,633 and increased by the estimated transaction costs expected to be incurred directly by Star Bulk of $5,000 as discussed in Note 4.A above. Please refer to the table below for the total adjustment in “Vessels and advances for vessels upgrades, net”:

	As of September 30, 2023
Pro forma condensed combined balance sheet adjustments:
Fair value adjustment	$99,712
Transaction costs	5,000
Excess of the fair value of net asset value acquired over consideration transferred	(50,633)
Advances for ballast water systems and other assets	1,984	4.D.iii)

Vessels and advances for vessel upgrades, net	$56,063

ii)

Depreciation expense has been increased by $1,282 and $1,184 in the pro forma condensed combined income statements for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively, as a result of the transaction accounting adjustments in “Vessels and advances for vessel upgrades, net”, described above in Note 4.D.i). Consistent with Star Bulk’s and Eagle’s respective accounting policies, depreciation is calculated on a straight-line basis over the anticipated remaining useful life of 25 years from each vessel’s date of build down to the vessel’s estimated salvage value, using the vessel’s lightweight tonnage multiplied by an estimated scrap steel price of $400 and $300 per ton, for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively.

Furthermore, in order to conform Eagle’s financial statements presentation with that of Star Bulk’s, the below reclassification was made:

iii)

The amount of $1,984 represents reclassification made to conform the Eagle’s financial statements presentation with that of Star Bulk’s since Eagle in its historical balance sheet presents separately the advances for ballast water systems and other assets.

E.

Deferred drydock costs, net: The carrying value of Eagle’s deferred drydock costs, net as of September 30, 2023 of $37,756 has been eliminated in the pro forma condensed combined balance sheet as part of the fair value measurement.

F.

Depreciation & Dry docking expenses: As per Star Bulk’s accounting policy, the dry docking and special survey expenses are expensed when incurred, while Eagle follows the deferral method of accounting for drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is required to become due. Further to the above:

i)

the amortization of Eagle’s deferred drydock costs of $10,458 and $13,244 has been eliminated from the pro forma condensed combined income statements for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively; and

ii)

the dry dock additions of $10,596 and $19,011 that were incurred during the nine months ended September 30, 2023 and the year ended December 31, 2022, respectively, were adjusted in the pro forma condensed combined income statements by being recorded as expenses.

G.

Derivatives & Operating leases, right-of-use assets: Adjustments represent remeasurements on a preliminary estimate of fair value based on market data. No further transaction accounting adjustment was performed to the pro forma condensed combined income statements with respect to the corresponding amortization of these Operating leases, right-of-use assets as that was determined to be insignificant for purposes of the pro forma condensed combined financial information.

H.

Convertible bond debt: Unamortized deferred financing costs of $328 were eliminated as part of the fair value measurement of the convertible notes assumed. The convertible notes’ estimated fair value, based on market data, of $154,620 is significantly higher than its principal amount of $104,119;

therefore, the excess of the fair value over the face amount of $50,501 was allocated to equity under ASC 470-20.

I.

Accrued liabilities: The employment contracts of certain executives and employees of Eagle call for severance payment in case of termination in connection with a change of control and/or termination of service without cause. These payments that are triggered by the transaction have been estimated at $8,659.

J.

Long-term bank loans: Eagle’s long-term bank loans bears interest at variable interest rates and its fair value approximates its outstanding balance due to the variable interest rate nature thereof; therefore, unamortized deferred financing costs associated with long-term debt of Eagle of $8,719 were eliminated as part of the fair value measurement.

K.	Shareholders’ equity: The following increases/ (decreases) have been made to total shareholders’ equity:

	Capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total Shareholders’ Equity
Pro forma condensed combined balance sheet adjustments:
Costs of net assets acquired	$545,237	$—	$—	$545,237
Elimination of Eagle historic equity balances	(746,991)	162,418	(13,499)	(598,072)
Adjustment related to convertible notes (Note 4.H)	50,501	—	—	50,501

	$(151,253)	$162,418	$(13,499)	$(2,334)

L.

Voyage expenses & Loss on bad debt: The decrease in “Voyage expenses” of $346 and $1,997 and the respective increase in “Loss on bad debt” in the pro forma condensed combined income statements for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively, represents reclassification made to conform Eagle’s financial statements presentation of credit losses and bad debts with those of Star Bulk’s.

M.

(Gain)/Loss on forward freight agreements and bunker swaps, net: Amounts included in “Realized and unrealized (loss)/gains on derivative instruments, net” and presented under “Other Income/ (Expenses)”, in Eagle’s historical income statements, reclassified in “(Gain)/Loss on forward freight agreements and bunker swaps, net” under “Expenses/(Income)”, to conform with Star Bulk’s financial statements presentation.

N.

Interest and finance costs: Adjustment represents the elimination of the amortization of deferred financing costs of $1,958 and $2,130 included in Eagle’s historical income statements for the nine months ended September 30, 2023 and for the year ended December 31, 2022, respectively, in connection with the elimination of the unamortized deferred financing costs of the convertible notes and long-term bank loans, as described above under Notes 4.H and 4.J, respectively.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below) of Eagle common stock. This discussion applies only to U.S. Holders who hold their Eagle common stock as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based on current provisions of the Code, the Treasury Regulations promulgated thereunder, judicial interpretations thereof and administrative authorities, rulings and decisions, each as in effect as of the date hereof, all of which are subject to change or differing interpretations, possibly with retroactive effect, and any such change or differing interpretation could affect the accuracy of the statements and conclusions set forth herein. This discussion assumes that the merger will be completed in accordance with the merger agreement and as further described herein. Furthermore, it does not address any tax consequences to holders who are not U.S. Holders.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Eagle common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable Treasury Regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Eagle common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. An entity or arrangement treated as a partnership for U.S. federal income tax purposes and any partners in such partnership should consult their own tax advisors regarding the tax consequences of the merger to them.

This discussion is for general information only and does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular U.S. Holders of Eagle common stock in light of their particular facts and circumstances and does not apply to U.S. Holders of Eagle common stock that are subject to special rules under the U.S. federal income tax laws (including, for example, banks or other financial institutions, dealers in stocks and securities, commodities or currencies, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, mutual funds, tax-exempt entities, entities or arrangements treated as partnerships for U.S. federal income tax purposes or other flow-through entities (and investors therein), subchapter S corporations (and investors therein), retirement plans, individual retirement accounts or other tax-deferred accounts, real estate investment trusts, regulated investment companies, persons liable for the alternative minimum tax, persons subject to special timing rules under Section 451(b) of the Code, certain former citizens or former long-term residents of the United States, U.S. Holders having a functional currency other than the U.S. dollar, and U.S. Holders who hold their Eagle common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated transaction). In addition, this discussion does not address the consequences of the merger to U.S. Holders of Eagle common stock who actually or constructively own 5% or more by vote or value of Eagle common stock (immediately prior to the merger) or of Star Bulk common stock (immediately after the merger), or U.S. Holders who acquired their Eagle common stock through the exercise of an employee option or otherwise as compensation or through a tax-qualified retirement plan.

Further, this summary does not address (i) the tax consequences of the merger under U.S. federal non-income tax law (including estate, gift or other non-income taxes), (ii) the tax consequences of the merger under state, local or non-U.S. tax laws, (iii) the impact of the alternative minimum tax provisions of the Code or (iv) the tax consequences of transactions effectuated before, subsequent to or concurrently with the merger (whether or not any such transactions are consummated in connection with the merger), including, without limitation, any transaction in which Eagle common stock shares are acquired.

HOLDERS OF EAGLE COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS OR ANY APPLICABLE TAX TREATY.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Eagle Common Stock if the Merger Qualifies for the Intended Tax Treatment

Based on representations and undertakings as to the merger and the facts related thereto delivered to Akin from each of Star Bulk and Eagle, it is the opinion of Akin that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Accordingly, the U.S. federal income tax consequences of the merger to U.S. Holders of Eagle common stock generally should be as follows:

•

a U.S. Holder of Eagle common stock who exchanges Eagle common stock for Star Bulk common stock pursuant to the merger generally should not recognize gain or loss, except with respect to cash received in lieu of a fractional share of Star Bulk common stock (as discussed below);

•

a U.S. Holder of Eagle common stock should have an aggregate tax basis in the Star Bulk common stock received in the merger (including any fractional shares deemed sold for cash as described below) equal to the aggregate adjusted tax basis in the Eagle common stock surrendered in the merger; and

•

a U.S. Holder of Eagle common stock should have a holding period for the Star Bulk common stock received in the merger (including any fractional shares deemed received and redeemed for cash as described below) that includes the holding period of the Eagle common stock surrendered in the merger.

If a U.S. Holder acquired different blocks of Eagle common stock at different times or at different prices, the Star Bulk common stock such holder receives will generally be allocated pro rata to each block of Eagle common stock exchanged for such Star Bulk common stock, and the basis and holding period of each block of Star Bulk common stock received will be determined on a block-for-block basis depending on the basis and holding period of the blocks of Eagle common stock exchanged for such Star Bulk common stock. U.S. holders should consult their tax advisors with respect to the determination of the tax bases and/or holding periods of the particular shares of Star Bulk common stock received in the merger.

Each U.S. Holder of Eagle common stock who receives cash in lieu of a fractional share of Star Bulk common stock generally will be treated as having received such fractional share of Star Bulk common stock pursuant to the merger and then as having sold such fractional share for cash. Any such holder will recognize gain or loss equal to the difference between the amount of cash received and the basis in the holder’s fractional share of Star Bulk common stock (as set forth above). Such gain or loss generally will be long-term capital gain or loss if, as of the effective time, the holding period for such fractional share of Star Bulk common stock (as described above) exceeds one year. Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Eagle Common Stock if the Merger Does Not Qualify for the Intended Tax Treatment

As discussed above, the completion of the merger is not conditioned upon the receipt of an opinion of counsel to the effect that the merger qualifies for the intended tax treatment. In addition, neither Eagle nor Star Bulk intends to request a ruling from the IRS regarding the U.S. federal income tax consequences of the merger.

If the merger fails to qualify for the intended tax treatment, a U.S. Holder of Eagle common stock would generally recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of the Star Bulk common stock and cash, if any, received by such holder in the merger and (ii) such holder’s tax basis in the Eagle common stock surrendered. Gain or loss must be calculated separately for each block of Eagle common stock exchanged by such U.S. Holder if such blocks were acquired at different times or at different prices. Any gain or loss so recognized with respect to a particular block of Eagle common stock generally would be long-term capital gain or loss if the U.S. Holder’s holding period in such block of Eagle common stock exceeds one year at the effective time. Long-term capital gain of non-corporate U.S. Holders (including individuals) currently is eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations. If the merger fails to qualify for the intended tax treatment, a U.S. Holder’s holding period in Star Bulk common stock received in the merger would begin on the day following the merger.

Effect of PFIC Rules on the Merger

Even if the merger qualifies for the intended tax treatment, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. Holder who disposes of stock in a “passive foreign investment company” (a “PFIC”) must recognize any gain on the disposition notwithstanding any other provision of law. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date.

Although Eagle does not believe it is currently a PFIC, if finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Eagle common stock as a result of the merger if Eagle were classified as a PFIC at any time during such U.S. Holder’s holding period in such Eagle common stock, and the U.S. Holder had not timely made (a) an election to treat Eagle as a “qualified electing fund” under Section 1295 of the Code or (b) a mark-to-market election under Section 1296 of the Code with respect to such Eagle common stock. Under these rules:

•	the U.S. Holder’s gain would be allocated ratably over the U.S. Holder’s holding period for such Eagle common stock;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Eagle was a PFIC, would be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described above) of such U.S. Holder.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. In addition, some of these adverse consequences may not apply if Star Bulk is also classified as a PFIC for its taxable year including the day after the closing date. U.S. Holders are urged to consult their tax advisors regarding the effects of the PFIC rules on the merger, including the impact of Section 1291(f) of the Code, any proposed or final Treasury Regulations and the availability of any elections.

Information Reporting and Backup Withholding

In addition, a U.S. Holder generally would be subject to information reporting and would, under certain circumstances, be subject to backup withholding (currently at a rate of 24%) with respect to the Star Bulk common stock and cash received in the merger, unless such holder properly establishes an exemption or provides, on a properly completed IRS Form W-9, its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules can be refunded or credited against the holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

This summary does not take into account any U.S. Holder’s particular circumstances and does not address consequences that may be particular to such U.S. Holder. Therefore, each U.S. Holder should consult their own tax advisor regarding the particular consequences of the merger to such U.S. Holder.

Material U.S. Federal Income Tax Consequences to U.S. Holders of the Ownership and Disposition of Star Bulk Common Stock Received Pursuant to the Merger

U.S. Holders should refer to Star Bulk’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023, which is incorporated by reference herein as described under the section entitled “Where You Can Find More Information”, for certain material U.S. federal income tax consequences of holding Star Bulk common stock received in the merger and certain material U.S. federal income tax considerations relating to Star Bulk.

CERTAIN BENEFICIAL OWNERS OF EAGLE COMMON STOCK

The following table sets forth information known to Eagle regarding the beneficial ownership of Eagle common stock as of January 16, 2024:

•	each person who is the beneficial owner of more than 5% of the outstanding shares of Eagle common stock;

•	each of Eagle’s current named executive officers and directors; and

•	all officers and directors of Eagle, as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including securities that he, she or it has the right to acquire within 60 days, including options exercisable within 60 days. Unless otherwise indicated, the business address of each beneficial owner identified is c/o Eagle Bulk Shipping Inc., 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902. Except as contemplated by the merger and the merger agreement, Eagle has no knowledge of any arrangement that would, at a subsequent date, result in a change in control of Eagle. The following table does not give effect to the transactions contemplated by the merger agreement or any other transaction that will occur in connection with consummation of the merger.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned (1)	Percent of Class Beneficially Owned (2)
5% Shareholders:
Danaos Corporation (3)	1,552,865	15.64%
Castor Maritime Inc. (4)	1,391,500	14.02%
BlackRock, Inc. (5)	968,536	9.76%
Lazard Asset Management LLC (6)	823,345	8.29%
Dimensional Fund Advisors LP (7)	754,558	7.60%
Directors and Named Executive Officers:
Gary Vogel (8)	138,983	1.40%
Costa Tsoutsoplides	9,629	*
Frank De Costanzo(9)	58,980	*
A. Kate Blankenship	—	*
Randee E. Day(10)	4,042	*
Justin A. Knowles	5,842	*
Paul M. Leand, Jr.	34,989	*
Bart Veldhuizen (11)	5,842	*
Gary Weston (12)	5,842	*
All directors and executive officers as a group (8 persons) (13)	205,169	2.07%

*	The percentage of shares beneficially owned by such director or executive officer does not exceed one percent of the outstanding shares of common stock.
(1)

Each share of common stock is entitled to one vote on matters on which common shareholders are eligible to vote. Beneficial ownership described in the table above has been obtained by Eagle only from public filings and information provided to Eagle by the listed shareholders for inclusion herein. Beneficial ownership is required to be determined by the shareholder in accordance with the rules under the Exchange Act and consists of either or both voting or investment power with respect to securities. Except as otherwise indicated by footnote, and subject to community property laws where applicable, the persons named in the table have reported that they have sole voting and sole investment power with respect to all shares of common stock shown as beneficially owned by them.

(2)

Unless otherwise indicated, based on the total of 9,928,377 shares of common stock outstanding as of January 16, 2024. In addition, for purposes of calculating the percentage of shares held by an individual or entity, the number of shares outstanding includes shares issuable within 60 days following January 16, 2024 upon the exercise of outstanding securities (e.g., options, warrants, rights), but, in each case, such shares are not included in the number of shares outstanding for purposes of computing the percentage of shares held by any other person. However, shares issuable within 60 days following January 16, 2024 upon the exercise of outstanding securities do not include anti-dilution adjustments to such securities.

(3)

Based solely on information in the Schedule 13D filed with the SEC on July 6, 2023 by Danaos. According to the report, Danaos beneficially owns 1,552,865 shares, of which it has sole voting power and sole dispositive power with respect to 1,552,865 shares. The address of Danaos is 14 Akti Kondyli, 185 45 Piraeus, Greece.

(4)

Based solely on information in the Schedule 13G filed with the SEC on June 30, 2023 by Castor Maritime. According to the report, Castor Maritime beneficially owns 1,391,500 shares, of which it has sole voting power and sole dispositive power with respect to 1,391,500 shares. The address of Castor Maritime is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036, Limassol, Cyprus.

(5)

Based solely on information in the Schedule 13G/A filed with the SEC on January 31, 2023 by BlackRock, Inc. According to the report, BlackRock, Inc., acting as a parent holding company, beneficially owns 968,536 shares, of which it has sole voting power with respect to 944,267 shares and sole dispositive power with respect to 968,536 shares. The address of BlackRock, Inc. is 55 East 52nd Street, New York, New York 10055.

(6)

Based solely on information in the Schedule 13G/A filed with the SEC on March 9, 2023 by Lazard Asset Management LLC. According to the report, Lazard Asset Management LLC, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, beneficially owns 823,345 shares, of which it has sole voting power with respect to 435,530 shares and sole dispositive power with respect to 823,345 shares. The address of Lazard Asset Management LLC is 30 Rockefeller Plaza, New York, New York 10112. However, based on Form 13F filed with the SEC by Lazard Asset Management LLC on November 14, 2023, Lazard Asset Management LLC has sole investment discretion and voting authority with respect to 131,338 shares.

(7)

Based solely on information in the Schedule 13G filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP. According to the report, Dimensional Fund Advisors LP, an investment adviser registered under Section 203 of the Investment Advisors Act of 1940, beneficially owns 754,558 shares, of which it has sole voting power with respect to 739,084 shares and sole dispositive power with respect to 754,558 shares. The address of Dimensional Fund Advisors LP is 6300 Bee Cave Road, Building One, Austin, Texas 78746.

(8)

Mr. Vogel’s beneficial ownership includes 10,847 shares of unvested restricted common stock. Excludes (i) 38,045 restricted stock units granted on November 15, 2022 that are scheduled to vest on May 15, 2026, (ii) 3,100 restricted stock units granted on March 11, 2022 that are scheduled to vest on January 2, 2025 and (iii) 5,660 restricted stock units granted on March 6, 2023 that are scheduled to vest in two remaining substantially equal annual installments on January 2, 2025 and January 2, 2026. Also excludes (i) 38,045 performance-based restricted stock units granted on November 15, 2022 that are subject to the satisfaction of certain shareholder return performance conditions relative to Eagle’s TSR performance peer group during the 42-month period ending on May 15, 2026 ,(ii) 7,220 performance-based restricted stock units granted on March 11, 2022 that are scheduled to vest on January 2, 2025, based on certification of Eagle’s performance for the relevant period and (iii) 12,735 performance-based restricted stock units granted on March 6, 2023 that are scheduled to vest in three substantially equal installments on the date of certification, January 2, 2025 and January 2, 2026, each based on certification of Eagle’s performance for the relevant period.

(9)	Mr. De Costanzo was Eagle’s Chief Financial Officer until March 2023.
(10)	Ms. Day resigned as a director of Eagle effective as of January 18, 2024.
(11)	The beneficial ownership of Mr. Veldhuizen includes 3,577 shares of common stock held by Aquarius Maritime Capital Ltd., of which Mr. Veldhuizen is the owner.
(12)	The beneficial ownership of Mr. Weston includes 4,353 shares of common stock held by Weston Shipping Limited, of which Mr. Weston is the owner.
(13)	The number of directors and executive officers as a group includes directors and current executive officers.

COMPARISON OF STAR BULK AND EAGLE SHAREHOLDER RIGHTS

Both Star Bulk and Eagle are incorporated under the laws of the Republic of the Marshall Islands, and, accordingly, the rights of Star Bulk’s and Eagle’s respective shareholders each are currently governed by the BCA. Star Bulk will continue to be a Marshall Islands corporation following completion of the merger and will be governed by the BCA.

The Eagle shareholders as of immediately prior to the completion of the merger will, at the effective time, receive Star Bulk common stock. Eagle’s pre-merger shareholders will hold approximately 29%, and Star Bulk’s pre-merger shareholders will hold approximately 71%, of the outstanding shares of Star Bulk common stock on a fully diluted basis upon the completion of the merger, after taking into account the shares underlying existing Eagle equity awards and the shares expected to be issued upon the conversion of the convertible notes. The rights of the former Eagle shareholders and the Star Bulk shareholders will thereafter be governed by the BCA and by Star Bulk articles and the Star Bulk bylaws.

The following description summarizes the material differences between the rights of Star Bulk’s and Eagle’s respective shareholders, based on the Star Bulk articles, the Star Bulk bylaws, the Eagle articles, the Eagle bylaws and the BCA. This does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Star Bulk’s and Eagle’s respective shareholders should read carefully the relevant provisions of the BCA, the Star Bulk articles, the Star Bulk bylaws, the Eagle articles and the Eagle bylaws. Copies of the documents referred to in this summary may be obtained as described under the section entitled “Where You Can Find More Information”.

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders

Authorized Capital Stock	The authorized capital stock of Star Bulk consists of 325,000,000 registered shares, consisting of 300,000,000 common shares, par value $0.01 per share, and 25,000,000 preferred shares, par value $0.01 per share.	The authorized capital stock of Eagle consists of 725,000,000 shares of stock, consisting of 700,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock	The Star Bulk articles provide that the Star Bulk Board may authorize the issue of all or any of the preferred shares in one or more classes or series with such voting powers, designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such class or series of preferred shares.	The Eagle articles provide that the Eagle Board may authorize the issue of one or more series of shares of preferred stock and fix the number of shares to be included in any such series and the voting powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions of the series.

Dividends	The Star Bulk bylaws provide that, subject to the preferential rights of the holders of any shares of preferred stock, holders of shares of Star Bulk common stock shall be entitled to receive dividends and other distributions of cash, stock or property of Star Bulk as may be declared by the Star Bulk Board at any regular or special meeting out of funds legally available therefor.	The Eagle articles provide that, subject to the preferential rights of the holders of any shares of preferred stock, holders of shares of common stock shall be entitled to receive dividends and other distributions of cash, stock or property of Eagle when, as and if such may be declared by the Eagle Board from time to time out of assets or funds legally available therefor.

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders

Special Meetings of Shareholders	Under the BCA, a special meeting of shareholders may be called by the board of directors or in the manner provided in the articles of incorporation or the bylaws and notice of a special meeting shall state the purpose for such meeting.

	The Star Bulk bylaws provide that special meetings of shareholders may be called at any time by the Star Bulk Board, or by the chairman of the Star Bulk Board, or by the president. No other person or persons are permitted to call a special meeting.	The Eagle articles provide that special meetings of shareholders may be called at any time only by (i) the lead director (if any), (ii) the chairman of the Eagle Board, (iii) the Eagle Board pursuant to a resolution duly adopted by a majority of the whole board stating the purpose or purposes thereof or (iv) any one or more shareholders who beneficially owns, in the aggregate, 15% or more of the aggregate voting power of all then-outstanding shares of common stock and any other class or series of capital stock of Eagle entitled to vote generally in the election of directors.

Special Meetings of the Board of Directors	The Star Bulk bylaws provide that special meetings of the Star Bulk Board may be called from time to time by the chairman of the Star Bulk Board, the president or any officer of Star Bulk who is also a director, and shall be called by the president or the secretary of Star Bulk on written request by any two directors stating the time, place and purpose of such special meeting.	The Eagle bylaws provide that special meetings of the Eagle Board may be called at the request of the chairman of the Eagle Board or the lead director (if any), with notice stating the place, date and hour of the meeting being given to each director either by mail not less than 48 hours before the date of the meeting, by telephone, facsimile or electronic mail on 24 hours’ notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Specified Governance Matters	The initial Star Bulk Board at and following the effective time will consist of (i) the existing Star Bulk Board and (ii) one existing director of the Eagle Board as of the date of the merger agreement designated by Star Bulk.

Quorum and Manner of Acting at Meetings of the Board	A majority of the Star Bulk Board at the time in office, present in person or by proxy or conference telephone constitutes a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which a quorum is present will be the act of the Star Bulk Board.	A majority of the whole Eagle Board constitutes a quorum for the transaction of business. The act of a majority of the directors present at any meeting at which a quorum is present will be the act of the Eagle Board. If a quorum is not present at any meeting of the Eagle Board, the directors present may adjourn the meeting from time to time to another place, time or date, until a quorum is present.

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders

Shareholder Action by Written Consent	Under the BCA, unless otherwise provided in the articles of incorporation, any action permitted to be taken at a meeting of shareholders of a corporation may be taken without a meeting, without prior notice and without a vote, if all the shareholders entitled to vote with respect to the subject matter of such meeting sign a written consent or if the articles of incorporation so provide, by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

	The Star Bulk bylaws provide that, except as provided by law, any action that can be taken at any annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote if consents in writing, setting forth the actions so taken, are signed by the holders of the outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted.	The Eagle bylaws provide that any action required or permitted to be taken by the shareholders may be effected only at a duly called annual or special meeting of the shareholders. Except as otherwise mandated by law, the ability of shareholders to consent in writing to the taking of any action is specifically denied by the Eagle bylaws.

Shareholder Proposals and Nominations of Candidates for Election to the Board of Directors

The Star Bulk bylaws allow shareholders who are record holders on the date of notice and, at the time of an annual meeting or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to Star Bulk’s secretary prior to the meeting, to nominate candidates for election to the board of directors of the combined company. Shareholders who are record holders on the date of notice and, at the time of an annual meeting, or special meeting, as applicable, who are entitled to vote at the meeting and who timely gave notice in writing to the combined company’s secretary prior to the meeting may also propose business to be considered by shareholders at an annual meeting, or special meeting, as applicable.

Such proposals and nominations may only be brought in accordance with the applicable provision of the Star Bulk bylaws.

In connection with an annual meeting, to be timely, notice of such proposals and nominations must be delivered to the secretary at Star Bulk’s principal executive office not less than 120 days nor more than 180 days prior to the first

The Eagle bylaws allow shareholders to nominate persons for election as directors of Eagle only at an annual meeting of shareholders by a shareholder (a) who is a shareholder of record of Eagle at the time of giving notice and is a shareholder of record of Eagle on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting and (b) who complies with the form and notice requirements as provided in the Eagle bylaws. In addition, the Eagle bylaws allow shareholders to propose business to be considered at an annual meeting only by a shareholder (a) who is a shareholder of record of Eagle at the time of giving notice and is a shareholder of record of Eagle on the record date for the determination of shareholders entitled to notice of and to vote at such annual meeting and (b) who complies with the form and notice requirements as provided in the Eagle bylaws.

In connection with an annual meeting, to be timely, notice of such business and nominations to be submitted before the annual meeting of shareholders must be received at the principal executive offices of Eagle not fewer than 60 nor more than 90 calendar days prior to the

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders
	anniversary of the preceding year’s annual meeting.	anniversary of the immediately preceding year’s annual meeting; provided, however, that if the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the shareholder to be timely must be delivered not later than the close of the business on 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

Number and Qualification of Directors	The BCA provides that the board of directors of a Marshall Islands corporation must consist of one or more directors, with the number of directors fixed by or in the manner provided in the corporation’s bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.

The Star Bulk bylaws provide that the number of directors must not be less than three, and will be fixed from time to time as provided in the Star Bulk bylaws.

There are currently nine directors serving on the Star Bulk Board.

The Eagle articles provide that the number of directors must not be less than one nor more than 15; provided that the number of directors may be changed by resolution adopted by the affirmative vote of a majority of the entire board of directors of Eagle.

There are currently seven directors serving on the Eagle Board.

Election of Directors	The BCA provides that, unless otherwise required by the BCA or the articles of incorporation, directors will be elected by a plurality of the votes cast at a meeting of shareholders by the holders of shares entitled to vote in the election. The BCA also permits classified boards.

Star Bulk has a classified board. The Star Bulk Board has three classes of directors. Only one class of directors is elected annually. Each class is elected for a three-year term.

The Star Bulk bylaws provide that directors are elected at each annual meeting by a majority of the votes of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors.

The Eagle bylaws provide that directors are to be elected annually. The Eagle Board is not classified.

The Eagle bylaws provide that directors are elected at each annual meeting by a plurality of the votes cast.

The Eagle bylaws provide that the chairman of the Eagle Board will be elected by the Eagle Board.

Removal of Directors	The Star Bulk articles and the Star Bulk bylaws provide that directors may be removed only for cause, at any time, by the affirmative vote of the holders of record of 70% or more of the outstanding shares of stock entitled to vote at a meeting of the shareholders.	The Eagle articles and the Eagle bylaws provide that any director may be removed from office only by the affirmative vote of the holders of shares representing a majority of the votes entitled to be cast by the holders of all of the then-outstanding shares of common stock and any other class or series of capital stock of Eagle entitled to vote generally in the election of directors and

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders
only for cause, subject to the rights, if any, of the holders of any series of preferred stock then outstanding.

Vacancies of Directors	The Star Bulk articles and the Star Bulk bylaws provide that vacancies may be filled by a majority of Star Bulk’s directors then in office, although less than a quorum. Any director elected in accordance with these procedures will hold office until the next election of the class for which such director was elected and until the director’s successor is duly elected and qualified.	The Eagle articles and the Eagle bylaws provide that vacancies that result from an increase in the number of directors may be filled by a majority of the Eagle Board then in office, although less than a quorum, or by the sole remaining director, and any other vacancy occurring on the Eagle Board may be filled by a majority of the Eagle Board then in office, even if less than a quorum. Any director elected in accordance with these procedures will hold office until the next annual meeting of shareholders.

Limitation on Liability of Directors	The BCA permits corporations to include provisions in their articles of incorporation eliminating or limiting personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. A corporation may not eliminate or limit liability for a director’s breach of the duty of loyalty to the corporation or its shareholders, for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law, or for any transaction from which the director derived an improper personal benefit.

The Star Bulk articles provide that, to the full extent permitted by the BCA, no director of Star Bulk will be personally liable to Star Bulk or its shareholders for or with respect to any acts or omissions in the performance of his or her duties as a director of Star Bulk.

In accordance with the BCA, the Star Bulk articles provide that no director will be personally liable to Star Bulk or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the combined company or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or (3) for any transaction from which the director derived an improper personal benefit.

No repeal or modification of the above provisions relating to the limitation of liability of directors will adversely affect any right or protection of a director of Star Bulk existing prior to such repeal or modification.

The Eagle articles provide that to the full extent permitted by the BCA, no director of Eagle will be personally liable to Eagle or its shareholders for monetary damages for breach of fiduciary duty as a director.

No repeal or modification of the above provisions relating to the limitation of liability of directors will adversely affect any right or protection of a director of Eagle existing prior to such repeal or modification.

Indemnification of Directors and Officers	Under the BCA, a corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed

Rights of Star Bulk Shareholders	Rights of Eagle Shareholders

action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe such person’s conduct was unlawful.

A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person or in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person’s duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraphs, or in the defense of a claim, issue or matter therein, such director or officer shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such director or officer in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation as authorized under the BCA.

The BCA permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the corporation would have the power to indemnify such person against such liability under the BCA.

The Star Bulk articles and the Star Bulk bylaws provide that Star Bulk shall indemnify each person who was or is	The Eagle bylaws provide that Eagle shall indemnify and hold harmless each person who was or is threatened to be

Rights of Star Bulk Shareholders	Rights of Eagle Shareholders
threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was (i) a director or officer of Star Bulk or is or was (ii) serving at the request of Star Bulk as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent permitted or required by the BCA, as the same exists or was thereafter amended (but in the case of any such amendment, only to the extent that such amendment permits Star Bulk to provide broader indemnification rights than such law permitted Star Bulk to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, that subject to certain exceptions with respect to proceedings to enforce rights to indemnification, Star Bulk will indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Star Bulk Board. The Star Bulk articles and the Star Bulk bylaws also provide that Star Bulk shall pay the expenses (including, without limitation, attorney’s fees and expenses) of directors and officers incurred in defending any such action, suit or proceeding in advance of its final disposition; provided, however, that if the BCA so requires, an advancement of expenses incurred by a person in their capacity as an officer or director shall be made only upon delivery to Star Bulk of an undertaking, by or on behalf of the director or officer, to repay all amounts advanced if it should be ultimately determined by final judicial	made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was (i) a director or officer of Eagle or is or was (ii) serving at the request of Eagle as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, to the fullest extent permitted or required by the BCA, as the same exists or was thereafter amended (but in the case of any such amendment, only to the extent that such amendment permits Eagle to provide broader indemnification rights than such law permitted Eagle to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, that subject to certain exceptions with respect to proceedings to enforce rights to indemnification, Eagle will indemnify any such person in connection with a proceeding initiated by such person only if such proceeding was authorized by the Eagle Board. The Eagle articles also provide that Eagle shall pay the expenses (including, without limitation, attorney’s fees and expenses) of directors and officers incurred in defending any such action, suit or proceeding in advance of its final disposition; provided, however, that if the BCA so requires, an advancement of expenses incurred by a person in their capacity as an officer or director shall be made only upon delivery to Eagle of an undertaking, by or on behalf of the director or officer, to repay all amounts advanced if it should be ultimately determined by final judicial decision from which there is no further right to appeal that the director or officer is not entitled to be indemnified. The rights to indemnification and

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders

decision from which there is no further right to appeal that the director or officer is not entitled to be indemnified. The rights to indemnification and advancement of expenses are contractual rights and such rights will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

The Star Bulk bylaws also provide that Star Bulk may maintain insurance, at its expense to protect itself and any director, officer, employee or agent of Star Bulk or any such person who is or was serving at the request of Star Bulk as a director, officer, employee or agent of another entity against any such liability asserted against such person and incurred by such person in any such capacity, whether or not Star Bulk would have the power to indemnify such person under the BCA.

Star Bulk may, to the extent authorized from time to time by the Star Bulk Board, grant rights to indemnification, contribution and the advancement of expenses incurred in defending any proceeding in its final disposition to any employee or agent of Star Bulk to the extent authorized by the Star Bulk Board.

advancement of expenses are contractual rights and such rights will continue as to an indemnitee who has ceased to be a director, officer, employee or agent and will inure to the benefit of the indemnitee’s heirs, executors and administrators.

The Eagle bylaws also provide that if a claim for indemnification or advancement of expenses is not paid in full by Eagle within the timeframes set forth therein, the indemnitee may file suit against Eagle to recover the unpaid amount of the claim.

The Eagle bylaws also provide that Eagle may maintain insurance, at its expense to protect itself and any director, officer, employee or agent of Eagle or any such person who is or was serving at the request of Eagle as a director, officer, employee or agent of another entity against any such liability asserted against such person and incurred by such person in any such capacity, whether or not Eagle would have the power to indemnify such person under the BCA.

Eagle may, to the extent authorized from time to time by agreement, grant rights to indemnification, contribution and the advancement of expenses incurred in defending any proceeding in its final disposition to any employee or agent of Eagle in the manner permitted under applicable law.

Eagle has entered into indemnification agreements with persons who serve as directors or officers of Eagle that provide for the indemnification of such persons to the fullest extent permitted or required by Marshall Islands law and the right to advancement of expenses by Eagle prior to the disposition of any indemnifiable claim of any and all expenses relating to, arising out of or resulting from any indemnifiable claim paid or incurred by such director or officer or which such director or officer determines are reasonably likely to be paid by such director or officer.

Amendments to Articles of Incorporation	Under the BCA, most amendments to articles of incorporation may be authorized by the holders of a majority of all outstanding shares entitled to vote thereon. In addition, and notwithstanding any provision in the articles of incorporation to the contrary, if an amendment would increase or decrease the aggregate number of

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders
authorized shares of any class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely, the amendment shall be authorized by a vote of the holders of a majority of all outstanding shares of such class. If any proposed amendment would alter or change the powers, preferences or special rights of one or more series of any class so as to affect them adversely, but would not affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for such purposes. The board of directors of a Marshall Islands corporation may also amend the articles of incorporation to specify or change the location of the office or registered address of the corporation or to make, revoke or change the designation of a registered agent, or to specify or change the address of its registered agent.

Generally, the BCA standard for amendment to the Star Bulk articles described above applies. However, the Star Bulk articles provide that Star Bulk may amend or repeal any provision of the Star Bulk articles, subject to the applicable provisions of the Republic of Marshall Islands law; provided that, in addition to any vote required by law, certain provisions of the Star Bulk articles specify that such provisions must be approved at any regular or special meeting of the shareholders of Star Bulk upon the affirmative vote of the holders of 70% or more of the combined voting power of the outstanding shares of capital stock or upon the affirmative vote of the holders of a majority of the combined voting power of the outstanding shares of capital stock.

In addition, the Star Bulk articles provide that any amendment to the article regarding business combinations with interested shareholders shall not be effective until 12 months after the approval of such amendment at a meeting of the shareholders of Star Bulk and shall not apply to any business combination between Star Bulk and any person who became an interested shareholder of Star Bulk at or prior to the time of such approval.

The Eagle articles provide that the articles of incorporation may be amended, altered, changed or repealed by the affirmative vote of the shares representing not less than a majority of the votes entitled to vote; provided, however, that the affirmative vote of holders of shares representing not less than (a) 66 2/3% of the total votes entitled to vote shall be required to amend, alter, change or repeal (or to adopt any provision inconsistent with) Articles 6, 7, 8, 9, 12, 13 or 14 of the Eagle articles and (b) 75% of the total votes entitled to vote shall be required to amend, alter, change or repeal (or to adopt any provision inconsistent with) Article 11 of the Eagle articles.

Amendments to Bylaws	The Star Bulk bylaws provide that the bylaws may be altered or repealed either (a) by the vote of the holders of 70% or more of the outstanding shares of capital stock at any meeting of shareholders (provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such meeting) or (b) by the	The Eagle bylaws provide that the bylaws may be altered, amended or repealed (i) by the affirmative vote of the shares representing not less than a majority of the votes entitled to vote; provided, however, that any proposed alteration, amendment or repeal of, or the adoption of any bylaw inconsistent with, Sections 3, 9, 14 or 15 of Article II or Sections 1, 2 or 6 of Article III or Article IX of the Eagle bylaws require

	Rights of Star Bulk Shareholders	Rights of Eagle Shareholders
	vote of at least 66 2/3% of the Star Bulk Board.	the affirmative vote of the holders of shares representing not less than 66 2/3% of the votes entitled to vote, or (ii) by the Eagle Board.

Merger or Consolidation of Domestic Corporations under Marshall Islands Law

Under the BCA, upon approving a plan of merger or consolidation, the board of directors of the corporation shall submit such plan to a vote of the shareholders of each such corporation in accordance with the following: (a) notice of the meeting, accompanied by a copy of the plan of merger or consolidation, shall be given to each shareholder of record, whether or not entitled to vote and (b) the plan of merger or consolidation shall be authorized at a meeting of shareholders by vote of the holders of a majority of outstanding shares entitled to vote thereon, unless any class of shares of any such corporation is entitled to vote thereon as a class, in which event, as to such corporation, the plan of merger or consolidation shall be approved upon receiving the affirmative vote of the holders of a majority of the shares of total shares entitled to vote thereon. The shareholders of the outstanding shares of a class shall be entitled to vote as a class if the plan of merger or consolidation contains any provisions which, if contained in a proposed amendment to articles of incorporation, would entitle such class of shares to vote as a class.

The BCA standard for the authorization and approval of a merger or consolidation of domestic corporations under Marshall Islands law applies generally.

LEGAL MATTERS

The validity of the Star Bulk common stock constituting the merger consideration will be passed upon by Seward & Kissel LLP, New York, New York, with respect to matters of the law of the Republic of the Marshall Islands. Certain U.S. federal income tax consequences relating to the merger will be passed upon for Eagle by Akin Gump Strauss Hauer & Feld LLP.

EXPERTS

The financial statements of Star Bulk Carriers Corp. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Star Bulk Carriers Corp.’s internal control over financial reporting have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their reports. Such financial statements are incorporated by reference in reliance upon the reports of such firm given their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Street, Maroussi, Athens 151 25, Greece.

The financial statements of Eagle Bulk Shipping Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, incorporated by reference in this proxy statement/prospectus, and the effectiveness of Eagle Bulk Shipping Inc’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

Star Bulk is a Republic of the Marshall Islands company, and its principal executive office is located outside of the United States, in Greece. Most of Star Bulk’s directors, officers and the experts named in this registration statement reside outside the United States. In addition, a substantial portion of Star Bulk’s assets and the assets of certain of Star Bulk’s directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon Star Bulk or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against Star Bulk or these persons.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more shareholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those shareholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to Eagle shareholders residing at the same address, unless such Eagle shareholders have notified Eagle of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for shareholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact Eagle at the address identified below. Eagle will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Eagle Bulk Shipping Inc., 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902 or by contacting Eagle at (203) 276-8100.

A number of brokerage firms have instituted householding for shares held in “street name.” If you and members of your household have multiple accounts holding shares of Eagle common stock, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

FUTURE SHAREHOLDER PROPOSALS

Eagle Proposals

Upon completion of the merger, Eagle will become a wholly owned subsidiary of Star Bulk and, consequently, will no longer hold an annual meeting of its public company shareholders in 2024. Eagle intends to hold an annual meeting of shareholders in 2024 only if the merger agreement is not approved by the requisite vote of the Eagle shareholders or the merger is not completed for any reason. If the merger is not completed and the Eagle 2024 annual meeting is held, pursuant to Rule 14a-8 under the Exchange Act, any proposals of shareholders that are intended to be presented at Eagle’s annual meeting of shareholders had to be received at Eagle’s principal executive offices no later than January 3, 2024, and had to comply with all other applicable legal requirements, in order to be included in Eagle’s proxy statement and form of proxy for that meeting.

Shareholders may also present proposals that are proper subjects for consideration at an annual meeting of shareholders, even if the proposal is not submitted by the deadline for inclusion in the proxy statement for the 2024 annual meeting pursuant to Rule 14a-8 of the Exchange Act. To do so, the shareholder must comply with the procedures specified in the Eagle bylaws, which have been filed as Exhibit 3.2 to Eagle’s current report filed on Form 8-K, filed with the SEC on October 16, 2014, and are available in print upon request to the Secretary of Eagle. The Eagle bylaws require all shareholders who intend to make proposals at an annual meeting of shareholders to submit their proposals to the Secretary of Eagle not fewer than 60 and not more than 90 days before the anniversary date of the previous year’s annual meeting of shareholders. The Eagle bylaws also provide that nominations for director may only be made by the board of directors (or an authorized committee of the board of directors) or by a shareholder of record entitled to vote who sends notice to the Secretary of Eagle not fewer than 60 nor more than 90 days before the anniversary date of the previous year’s annual meeting of shareholders. Any nomination by a shareholder must comply with the procedures specified in the Eagle bylaws. To be eligible for consideration at the Eagle 2024 annual meeting of shareholders, proposals for inclusion in the proxy statement and any nominations for director must be received by Eagle’s Secretary between March 16, 2024 and April 15, 2024. This advance notice period is intended to allow all shareholders an opportunity to consider all business and nominees expected to be considered at the meeting. However, if the Eagle 2024 annual meeting of shareholders is held on a date that is more than 30 days before or after June 14, 2024, the anniversary of the Eagle 2023 annual meeting, shareholder proposals that have not been submitted by the deadline for inclusion in the proxy statement and any nominations for director must be received by the close of business on the tenth day following the earlier of the date on which notice of the Eagle 2024 annual meeting of shareholders is mailed or the date on which public disclosure of the date of the Eagle 2024 annual meeting of shareholders is made. To comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than Eagle’s nominees for the Eagle 2024 annual meeting of shareholders must provide timely notice by the same deadline noted in the preceding sentence for the submission of nominations. Such notice must comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

All submissions to, or requests from, the Secretary of Eagle should be made to: Costa Tsoutsoplides, Secretary of Eagle Bulk Shipping Inc., at 300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902.

WHERE YOU CAN FIND MORE INFORMATION

Star Bulk has filed a registration statement on Form F-4 to register with the SEC the Star Bulk common stock constituting the merger consideration. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Star Bulk in addition to being the proxy statement of Eagle for its special meeting. The registration statement, including the attached exhibits and annexes, contains additional relevant information about Star Bulk and Eagle. The rules and regulations of the SEC allow Star Bulk and Eagle to omit certain information included in the registration statement from this proxy statement/prospectus.

Star Bulk files or furnishes annual reports, current reports and other information with the SEC under the Exchange Act. As Star Bulk is considered a “foreign private issuer” under the rules adopted under the Exchange Act, it is exempt from certain of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act. Eagle files annual, quarterly and special reports, proxy statements and other information with the SEC under the Exchange Act. The SEC also maintains a website that contains these reports and other information about Star Bulk and Eagle. The address of that site is http://www.sec.gov. The reports and other information filed by Star Bulk and Eagle with the SEC are also available at their respective websites, which are http://www.starbulk.com and http://www.eagleships.com. Information on these websites is not part of this proxy statement/prospectus.

The SEC allows Star Bulk and Eagle to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Star Bulk and Eagle have, respectively, previously filed with the SEC and any additional documents that (i) Star Bulk may file with the SEC under Section 13(a), 13(c) or 15(d) of the Exchange Act or (ii) Eagle may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in each case between the date of this proxy statement/prospectus and the date of the Eagle special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Star Bulk and Eagle and their respective financial performance.

Star Bulk SEC Filings

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 7, 2023;

•

Reports of Foreign Private Issuer on Form 6-K furnished to the SEC on May  17, 2023 (excluding Exhibit 99.2 thereto); August 3, 2023 (excluding Exhibit 99.2 thereto); September 22, 2023; October  10, 2023; October 31, 2023; November  13, 2023 (excluding Exhibit 99.2 thereto); December  1, 2023; December  11, 2023 (excluding Exhibit 99.2 thereto); December 14, 2023; and

•

Any description of shares of Star Bulk common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

Eagle SEC Filings

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 10, 2023;

•	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, June 30, 2023 and September 30, 2023, filed with the SEC on May 5, 2023, August 4, 2023 and November 3, 2023, respectively;

•	Current Reports on Form 8-K filed with the SEC on January 19, 2023, March 31, 2023, May 17, 2023, June 16, 2023, June 23, 2023, December 11, 2023, December 14, 2023 and January 18, 2024;

•

The portions of the Definitive Proxy Statement on Schedule 14A for the 2023 annual meeting of Eagle shareholders filed with the SEC on April 27, 2023 that are specifically incorporated by reference into Eagle’s Annual Report on Form 10-K for the year ended December 31, 2022; and

•	Any description of shares of Eagle common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

Annex A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Dated as of December 11, 2023

By and Among

STAR BULK CARRIERS CORP.,

STAR INFINITY CORP.

and

EAGLE BULK SHIPPING INC.

EXHIBITS

Exhibit A	Support Agreement Parties

Index of Defined Terms

Term	Section
Acceptable Confidentiality Agreement	Section 5.02(g)
Action	Section 9.03
affiliate	Section 9.03
Agreement	Preamble
Anti-Money Laundering Laws	Section 9.03
Antitrust Laws	Section 9.03
Articles of Merger	Section 1.03
Bank Amendment	Section 6.17(a)
BCA	Recitals
Bribery Legislation	Section 9.03
Burdensome Condition	Section 6.02(d)
Business Day	Section 9.03
Capitalization Date	Section 3.03(a)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Recitals
Company	Preamble
Company Acquisition Agreement	Section 5.02(d)
Company Adverse Recommendation Change	Section 5.02(d)
Company Benefit Plan	Section 9.03
Company Board	Recitals
Company Board Recommendation	Recitals
Company By-Laws	Section 3.03(b)
Company Charter	Section 3.03(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Dividend Policy	Section 9.03
Company Environmental Permits	Section 3.15(a)
Company Equity Award	Section 9.03
Company Incentive Plan	Section 9.03
Company Indemnified Party	Section 6.05(a)
Company Intellectual Property	Section 9.03
Company Lease	Section 3.23(b)
Company Leased Real Property	Section 3.23(b)
Company Material Adverse Effect	Section 9.03
Company Material Contract	Section 3.16(b)(xvi)
Company Material Customer	Section 9.03
Company Material Supplier	Section 9.03
Company Notice	Section 5.02(d)
Company Performance-Based Restricted Share	Section 9.03
Company Permits	Section 3.13
Company Preferred Stock	Section 3.03(a)
Company PSU	Section 9.03
Company Restricted Share	Section 9.03
Company RSU	Section 9.03
Company SEC Documents	Section 3.06(a)
Company Service Provider	Section 9.03
Company Shareholder Approval	Section 3.04(c)
Company Shareholders Meeting	Section 6.03(c)

Term	Section
Company Shares	Recitals
Company Subsidiary	Section 3.01(a)
Company Takeover Proposal	Section 5.02(g)
Company Termination Fee	Section 8.03(a)(ii)(A)
Company Vessels	Section 3.24(a)
Company Voting Debt	Section 3.03(b)
Confidentiality Agreement	Section 9.03
Consent	Section 3.05(b)
Continuing Employee	Section 6.04(a)
Contract	Section 9.03
Converted Parent Restricted Stock	Section 6.03(c)
Converted Parent RSU	Section 6.03(a)
Convertible Note Share Issuance	Recitals
Convertible Note Share Issuance Approval	Section 3.04(c)
Convertible Notes	Section 9.03
Convertible Notes Indenture	Section 9.03
COVID-19	Section 9.03
Debt Agreements	Section 6.17(a)
DTC	Section 9.03
EBITDA	Section 5.02(g)
Effective Time	Section 1.03
Eligible Book-Entry Shares	Section 2.02(b)
Eligible Certificates	Section 2.02(a)
Eligible Shares	Section 1.05(a)(ii)
End Date	Section 8.01(b)(i)
Enforceability Exceptions	Section 3.04(a)
Environmental Law	Section 9.03
ERISA	Section 9.03
ERISA Affiliate	Section 9.03
Exchange Act	Section 3.05(b)
Exchange Agent	Section 2.01
Exchange Fund	Section 2.01
Exchange Ratio	Section 9.03
Existing Credit Agreement	Section 9.03
Filed Company Contract	Section 3.16(a)
Filed Company SEC Documents	Section 3.06(b)
Filed Parent SEC Documents	Section 4.06(b)
Form F-4	Section 4.05(b)
GAAP	Section 3.06(b)
Go-Shop Party	Section 9.03
Go—Shop Period	Section 5.02(a)
Government Official	Section 9.03
Governmental Entity	Section 3.05(b)
Hazardous Materials	Section 9.03
Houlihan Lokey	Section 3.09
HSR Act	Section 3.05(b)
HSR Filing	Section 6.02(a)
Indebtedness	Section 9.03
Inspection	Section 9.03
Intellectual Property	Section 9.03
Intended Tax Treatment	Recitals

Term	Section
Intervening Event	Section 5.02(g)
IRS	Section 9.03
IT Systems	Section 9.03
Judgment	Section 3.05(a)
Knowledge	Section 9.03
Law	Section 3.05(a)
Liens	Section 3.02(a)
Maritime Guidelines	Section 9.03
Material Adverse Effect	Section 9.03
Maximum Premium	Section 6.05(b)
Merger	Recitals
Merger Consideration	Section 1.05(a)(ii)
Merger Sub	Preamble
NASDAQ	Section 2.10
Newbuildings	Section 9.03
Non-DTC Eligible Book-Entry Share	Section 2.02(b)
NYSE	Section 3.14
OFAC	Section 9.03
Parent	Preamble
Parent Benefit Plan	Section 9.03
Parent Board	Recitals
Parent Bylaws	Section 4.03(b)
Parent Charter	Section 4.03(b)
Parent Common Stock	Section 1.05(a)(ii)
Parent Disclosure Letter	Article IV
Parent Dividend Policy	Section 9.03
Parent Entities	Preamble
Parent Environmental Permits	Section 4.14(a)
Parent Incentive Plans	Section 9.03
Parent Lease	Section 4.16(b)
Parent Leased Real Property	Section 4.16(b)
Parent Material Adverse Effect	Section 9.03
Parent Owned Real Property	Section 4.16(a)
Parent Permits	Section 4.12
Parent Preferred Stock	Section 4.03(a)
Parent Restricted Stock	Section 9.03
Parent SEC Documents	Section 4.06(a)
Parent Service Provider	Section 9.03
Parent Shares	Section 1.05(a)(ii)
Parent Subsidiary	Section 4.02(b)
Parent Vessels	Section 4.17(a)
Permitted Liens	Section 9.03
person	Section 9.03
Personal Information	Section 9.03
Privacy Obligations	Section 9.03
Process	Section 9.03
Processing	Section 9.03
Processors	Section 3.22(a)
Proxy Statement	Section 3.07(a)
Registered Intellectual Property	Section 9.03
Release	Section 9.03

Term	Section
Representatives	Section 9.03
Required Approvals	Section 6.02(a)
Required Company Shareholder Approvals	Section 3.04(c)
Required Notices	Section 6.02(a)
Restraints	Section 7.01(d)
Sanctioned Country	Section 9.03
Sanctioned Person	Section 9.03
Sanctions Laws	Section 9.03
SEC	Section 3.05(b)
Securities Act	Section 3.05(b)
Security Incident	Section 3.22(b)
Share Issuance	Recitals
Shareholder Rights Agreement	Section 3.03(a)
Software	Section 9.03
SOX	Section 3.06(b)
subsidiary	Section 9.03
Superior Proposal	Section 5.02(g)
Support Agreement	Recitals
Surviving Corporation	Section 1.01
Tax Return	Section 9.03
Taxes	Section 9.03
Transactions	Recitals
WARN Act	Section 3.20(e)

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 11, 2023, by and among STAR BULK CARRIERS CORP., a Republic of the Marshall Islands corporation (“Parent”), STAR INFINITY CORP., a Republic of the Marshall Islands corporation and wholly owned subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Entities”), and EAGLE BULK SHIPPING INC., a Republic of the Marshall Islands corporation (the “Company”).

WHEREAS, the parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, each outstanding common share, par value $0.01 per share, of the Company (the “Company Common Stock” or “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Company Shares to be cancelled in accordance with Section 1.05(a)(i)) will be automatically converted into the right to receive the Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Marshall Islands Business Corporations Act (the “BCA”);

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously adopted resolutions (a) declaring that this Agreement and the consummation of the transactions contemplated hereby (the “Transactions”), including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders, (b) approving this Agreement and the Transactions, including the Merger, (c) authorizing the execution of this Agreement, (d) directing that this Agreement be submitted for consideration at the Company Shareholders Meeting and (e) recommending that the Company’s shareholders approve and authorize (i) this Agreement and (ii) the issuance of Company Common Stock in excess of the Conversion Share Cap (as defined in the Convertible Notes Indenture) in connection with the conversion of the Convertible Notes (such issuance, the “Convertible Note Share Issuance”) (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board”) has unanimously adopted resolutions (a) declaring that this Agreement and consummation of the Transactions, including the Merger and the issuance of Parent Shares as Merger Consideration (the “Share Issuance”), are advisable and fair to, and in the best interests of, Parent and its shareholders, (b) approving this Agreement and the Transactions, including the Merger and the Share Issuance, and (c) authorizing the execution of this Agreement and the consummation of the Transactions, including the Merger;

WHEREAS, the sole director of Merger Sub has approved this Agreement and the Transactions, including the Merger, and determined that this Agreement and the consummation of the Transactions, including the Merger, are advisable and fair to, and in the best interests of, Merger Sub and its sole shareholder;

WHEREAS, Parent, in its capacity as the sole shareholder of Merger Sub, has determined that it is in the best interests of Merger Sub to enter into this Agreement and has approved and authorized this Agreement and the Transactions, including the Merger, in accordance with applicable Law and upon the terms and conditions set forth in this Agreement;

WHEREAS, for U.S. federal income Tax purposes, it is intended that (a) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder, (b) the Company, Parent and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code and (c) this Agreement will constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Treasury Regulations promulgated under the Code (clauses (a)-(c) collectively, the “Intended Tax Treatment”);

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, each of the persons set forth on Exhibit A has entered into a voting agreement (each, a “Support Agreement”), pursuant to which, among other things, each such person has agreed to vote its shares of Company Common Stock in favor of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. On the terms and subject to the satisfaction or, to the extent permitted herein and by applicable Law, waiver of the conditions set forth in this Agreement, and in accordance with the BCA, Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, as a result of the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”), such that immediately following the Merger, the Surviving Corporation will be a wholly owned subsidiary of Parent.

SECTION 1.02. Closing. The closing (the “Closing”) of the Merger shall take place via electronic (including pdf, DocuSign or otherwise) exchange of documents at 10:00 a.m., New York City time, on the second Business Day following the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction (or, to the extent permitted herein and by applicable Law, waiver) of those conditions), or at such other place, time and date as shall be agreed in writing between Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. As soon as practicable on the Closing Date, the parties shall cause articles of merger with respect to the Merger (the “Articles of Merger”) to be duly executed and filed with Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands as provided under the BCA and make any other filings, recordings or publications required to be made by the Company or Merger Sub under the BCA in connection with the Merger. The Merger shall become effective at the time that the Articles of Merger is duly filed with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands or at such later time as the Company and Parent shall agree and specify in the Articles of Merger in accordance with the BCA (the date and time at which the Merger becomes effective being hereinafter referred to as the “Effective Time”).

SECTION 1.04. Effects. The Merger shall have the effects set forth in this Agreement, the Articles of Merger and the applicable provisions of the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers, purposes, property and assets of each of Merger Sub and the Company shall vest in the Surviving Corporation, and all liabilities, obligations and penalties of each of Merger Sub and the Company shall be assumed by the Surviving Corporation.

SECTION 1.05. Conversion or Cancellation of Company Common Stock. (a) At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or any holder of Company Common Stock or other capital stock of the Company or Merger Sub:

(i) each share of Company Common Stock held in the treasury of the Company, or held by Parent or Merger Sub or any subsidiary of Parent or Merger Sub, immediately prior to the Effective Time shall be canceled;

(ii) subject to Section 1.05(b) and Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with clause (i) above) (the “Eligible Shares”) shall be automatically converted into and shall thereafter represent the right to receive that number of fully paid and nonassessable common shares, par value $0.01 per share, of Parent (the “Parent Common Stock” or “Parent Shares”) equal to the Exchange Ratio (the “Merger Consideration”). All Eligible

Shares, when so converted, shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each applicable holder of such Eligible Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor and any dividends or other distributions to which holders become entitled upon the surrender of such Eligible Shares in accordance with Article II, in each case, without interest. As provided in Section 2.09, the right of any holder of Company Common Stock to receive the Merger Consideration or other consideration shall be subject to and reduced by the amount of any withholding under applicable Tax Law; and

(iii) each issued and outstanding share, no par value, of Merger Sub shall be automatically converted into, and become, one validly issued, fully paid and non-assessable share, no par value, of the Surviving Corporation and such shares, collectively, shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(b) The Merger Consideration shall be adjusted appropriately, without duplication, to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares or Parent Shares, as applicable), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Company Shares or Parent Shares outstanding at any time between the date hereof and immediately prior to the Effective Time; provided, however, that nothing in this Section 1.05(b) shall be construed to permit Parent, the Company or any of their respective subsidiaries to take any action with respect to its securities that is prohibited by the terms of this Agreement.

SECTION 1.06. Articles of Incorporation and Bylaws of the Surviving Corporation. (a) At the Effective Time, the Certificate of Incorporation of Merger Sub in effect immediately prior to the Merger shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.

(b) At the Effective Time, the Bylaws of Merger Sub in effect immediately prior to the Merger (except that all references therein to Merger Sub’s name shall be replaced by references to the name of the Surviving Corporation) shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

SECTION 1.07. Board Directors; Management. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation to hold office in accordance with the by-laws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation to hold office in accordance with the by-laws of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

Exchange of Shares

SECTION 2.01. Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration and Parent shall enter into an agreement with the Exchange Agent prior to the Effective Time, which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Exchange Agent, for the benefit of the former holders of Company Common Stock entitled to receive Merger Consideration under Section 1.05(a)(ii), (a) evidence of Parent Common Stock issuable pursuant to Section 1.05(a) in book-entry form equal to the aggregate Merger Consideration (excluding consideration for fractional shares as set forth in Section 2.10) and (b) cash in dollars of immediately available funds sufficient to pay cash in lieu of fractional shares in accordance with Section 2.10, in each case, to be held in trust for the sole benefit of the holders of the Company Common Stock. Following the Effective Time, Parent agrees to make available, or cause to be made available, to the Exchange Agent, from time to time as needed, cash in dollars of immediately available funds sufficient to pay any dividends and other distributions pursuant to Section 2.03. All cash and Parent Shares deposited with or provided to the Exchange Agent by or on behalf of Parent shall be referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall not be used for any purpose other than the delivery of the Merger Consideration and of any dividends and other distributions pursuant to Section 2.03. In the event the Exchange Fund shall be insufficient to pay the cash in lieu of fractional shares and any dividends and other distributions pursuant to Section 2.03, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in the amount required to make such payment.

SECTION 2.02. Exchange Procedures. As soon as reasonably practicable after the Effective Time:

(a) With respect to certificates representing Eligible Shares (“Eligible Certificates”), Parent shall, and shall cause the Surviving Corporation to, cause the Exchange Agent to mail to each holder of record of each such Eligible Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Eligible Certificates shall pass, only upon delivery of such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) to the Exchange Agent and shall be in customary form and have such other provisions as Parent may reasonably specify subject to the Company’s reasonable approval prior to the Effective Time) and (ii) instructions for surrendering such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) in exchange for the Merger Consideration. Upon the surrender of such Eligible Certificates (or affidavit of loss in lieu of an Eligible Certificate as provided in Section 2.08) for cancelation to the Exchange Agent together with such letter of transmittal, duly executed and completed and such other documents as may reasonably be required by the Exchange Agent, the holder of such Eligible Certificates shall be entitled to receive (A) a statement reflecting the whole number of shares of Parent Common Stock, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (B) a check in the amount of cash, if any, that such holder has the right to receive in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 and dividends and other distributions payable pursuant to Section 2.03 (less any required Tax withholding), pursuant to this Article II. In the event of a transfer of ownership of an Eligible Certificate that is not registered in the transfer records of the Company, payment may be made to a person other than the person in whose name such Eligible Certificate so surrendered is registered, if such Eligible Certificate shall be properly endorsed or otherwise be in proper form for transfer, and the person requesting such payment shall pay any transfer or other Taxes required by reason of the payment to a person other than such registered holder or establish to the satisfaction of Parent that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02, each Eligible Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration (including cash in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10) and any dividends or other distributions pursuant to Section 2.03 (less any required Tax withholding), in each case as contemplated by this Article II. No interest shall be paid or accrue on the cash payable upon surrender of any Eligible Certificate.

(b) With non-certificated shares of Eligible Shares represented by book-entry positions (“Eligible Book-Entry Shares”) not held through DTC (each, a “Non-DTC Eligible Book-Entry Share”), Parent shall cause the Exchange Agent to pay and deliver to each holder of record of Non-DTC Eligible Book-Entry Shares as of the Effective Time (i) a statement reflecting the whole number of shares of Parent Common Stock, if any, in the name of such record holder that such holder has the right to receive as Merger Consideration and (ii) a check in the amount of cash, if any, that such holder has the right to receive as Merger Consideration, including cash payable in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 (less any required Tax withholding), as contemplated by this Article II.

(c) With respect to Eligible Book-Entry Shares held through DTC, the Company and Parent shall cooperate to establish procedures with the Exchange Agent and DTC to ensure that the Exchange Agent will transmit to DTC or its nominees as soon as reasonably practicable after the Effective Time, upon surrender of shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures, the Merger Consideration, including cash payable in lieu of fractional entitlements to Parent Shares pursuant to Section 2.10 (less any required Tax withholding), as contemplated by this Article II.

(d) Holders of Eligible Book-Entry Shares will not be required to take any action to receive the Merger Consideration in respect of such Eligible Book-Entry Shares.

SECTION 2.03. Treatment of Unsurrendered Shares. No dividends or other distributions declared or made with respect to Parent Shares with a record date after the Effective Time will be paid to the holder of any unsurrendered Eligible Certificates with respect to the shares of Parent Common Stock issuable upon surrender thereof (until after the surrender of such Eligible Certificates in accordance with this Article II). Subject to escheat or other applicable Laws, following surrender of any such Eligible Certificate, there shall be paid to the holder of the Eligible Certificate, without interest, (i) at the time of such surrender, (x) the amount of any cash payable in lieu of a fractional Parent Shares that such holder has the right to receive pursuant to Section 2.10 and (y) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.05, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such whole number of shares of Parent Common Stock that such holder has the right to receive pursuant to Section 1.05.

SECTION 2.04. No Further Ownership Rights in Eligible Shares. The Parent Shares delivered and cash paid in accordance with the terms of Articles I and II upon exchange of any Eligible Shares shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such Eligible Shares. From and after the Effective Time, (a) all holders of Eligible Shares shall cease to have any rights as shareholders of the Company other than the right to receive the Merger Consideration and any dividends or other distributions that holders have the right to receive in accordance with Section 2.03, without interest, or by applicable law, and (b) the stock transfer books of the Company shall be closed with respect to all Eligible Shares outstanding immediately prior to the Effective Time. From and after the Effective Time, there shall be no further registration of transfers on the stock transfer books of the Company of Eligible Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Eligible Certificates formerly representing Eligible Shares are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Eligible Certificates shall be canceled and exchanged as provided in this Article II.

SECTION 2.05. Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. No such investment or loss thereon shall affect the amounts payable to holders of Eligible Certificates or Eligible Book-Entry Shares pursuant to this Article II. In the event the Exchange Fund shall be insufficient to pay the cash in lieu of fractional shares and any dividends and other distributions pursuant to Section 2.03, Parent shall, or shall cause the Surviving Corporation to, promptly deposit additional funds with the Exchange Agent in the amount required to make such payment. Any interest and other income resulting from such investments shall be paid to Parent on the earlier of (a) twelve (12) months after the Effective Time or (b) the full payment of the Exchange Fund.

SECTION 2.06. Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Eligible Shares after one year after the Effective Time shall be delivered upon demand to Parent, as nominee for any holder of Eligible Shares who has not theretofore complied with this Article II, and any such holder of Company Common Stock shall thereafter look only to Parent for payment of its claim for Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to this Article II, in each case without any interest thereon and subject to applicable Law.

SECTION 2.07. No Liability. None of the Surviving Corporation, Parent or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

SECTION 2.08. Lost Certificates. If any Eligible Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Eligible Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Eligible Certificate, Parent will cause the Exchange Agent to deliver in exchange for such lost, stolen or destroyed Eligible Certificate the applicable Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to this Article II.

SECTION 2.09. Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement any amounts that are required to be deducted and withheld under applicable Tax Law. Any such amounts deducted and withheld and paid over to the appropriate Governmental Entity shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction or withholding was made. The Parent Entities and the Company shall use commercially reasonable efforts to cooperate to reduce or eliminate any such deduction and withholding, including by soliciting any necessary Tax forms requested by any other party or the Exchange Agent that are necessary to establish any exemption from or reduction of such deduction or withholding.

SECTION 2.10. No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent or otherwise other than the right to receive cash as set forth in this Section 2.10. In lieu of the issuance of any fractional share, each holder of Eligible Shares who would otherwise be entitled to such fractional shares shall be entitled to an amount in cash in dollars, without interest, rounded to the nearest cent, equal to the product of (a) the amount of the fractional share interest in a Parent Share (after taking into account all shares of Company Common Stock held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder is entitled under Section 1.05 (or would be entitled but for this Section 2.10) and (b) the volume-weighted average of the trading prices of the Parent Shares on the Nasdaq Global Select Market (“NASDAQ”) for the five trading days following the Closing Date (not counting the Closing Date), as determined by the Exchange Agent. The payment of cash in lieu of fractional share interests pursuant to this Section 2.10 is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the conversion of securities in connection with the Merger. As soon as practicable after the determination of the amount of cash to be paid to such holders of Eligible Shares with respect to any fractional share interests in Parent Shares, the Exchange Agent shall promptly pay such amounts, subject to customary rounding, to such holders subject to and in accordance with this Section 2.10.

SECTION 2.11. No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other Transactions.

ARTICLE III

Representations and Warranties of the Company

The Company represents and warrants to the Parent Entities that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent from the content and context of the disclosure) delivered by the Company to the Parent Entities prior to the execution of this Agreement (the “Company Disclosure Letter”) or (b) as disclosed in the Filed Company SEC Documents (excluding any exhibits to any Filed Company SEC Documents or any disclosures contained in any part of any Filed Company SEC Document entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Company SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded); provided that this clause (b) shall not apply to the representations and warranties set forth in Section 3.02, 3.03 or 3.08(b):

SECTION 3.01. Organization, Standing and Power. (a) Each of the Company and each subsidiary of the Company (each, a “Company Subsidiary”), is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be so organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each of the Company and each Company Subsidiary has all requisite corporate power and authority to conduct its businesses as presently conducted. The Company and each Company Subsidiary is duly qualified or licensed to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent a true, correct and complete copy of the certificates of incorporation or by-laws (or comparable organizational documents) of each Company Subsidiary, in each case, as amended through and in existence on the date hereof, and such organizational documents are in full force and effect.

SECTION 3.02. The Company Subsidiaries; Equity Interests. (a) All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of all pledges, claims, liens, charges, mortgages, encumbrances, hypothecation, assignments and security interests of any kind or nature whatsoever (collectively, “Liens”) and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws and subject in both cases to Permitted Liens.

(b) Except for the capital stock of, or other equity, voting or ownership interests in, the Company Subsidiaries, neither the Company nor any Company Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 3.03. Capital Structure. (a) The authorized capital stock of the Company consists of 700,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share, of the Company (“Company Preferred Stock”), of which 700,000 shares have been designated Series A Junior Participating Preferred Stock, which are issuable upon exercise of the preferred share purchase rights pursuant to the Rights Agreement, dated June 22, 2023, by and between the Company and Computershare Trust Company, N.A. (the “Shareholder Rights Agreement”). At the close of business on December 6, 2023 (the “Capitalization Date”), (i) 9,932,094 shares of Company Common Stock were outstanding, none of which were held by any Company Subsidiary and which includes (A) 511,840 shares of Company Common Stock that were issued through share lending arrangements and (B) 101,077 Company Restricted Shares, (ii) 183,542 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Incentive Plan in respect of outstanding awards, of which (A) 102,942 were subject to outstanding Company RSUs and (B) 80,600 were subject to outstanding Company PSUs (assuming the issuance of the target amount of Company Common Stock issuable pursuant to such Company PSUs), (iii) 223,251 shares of Company Common Stock were reserved and available for issuance for awards not yet granted under the Company Incentive Plan (which does not include the number of shares of Company Common Stock that would be issued pursuant to Company PSUs if the target amount of Company Common Stock was issued pursuant to such awards) and (iv) no shares of Company Preferred Stock were outstanding. As of the Capitalization Date, there was outstanding $104.119 million aggregate principal amount of Convertible Notes (with a conversion rate equal to 31.6207 shares of Company Common Stock per $1,000 principal amount). Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock of, or other equity, voting or ownership interests in, the Company were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, the Third Amended and Restated Articles of Incorporation of the Company (the “Company Charter”), the Second Amended and Restated By-Laws of the Company (the “Company By-Laws”) or any Contract to which the Company is a party or otherwise bound. Other than the Convertible Notes, there is no Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Company Voting Debt”).

(c) All Company RSUs, Company PSUs, Company Performance-Based Restricted Shares and Company Restricted Shares are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent. Each Company RSU, Company PSU, Company Performance-Based Restricted Share and Company Restricted Share may, by its terms, be treated in accordance with Section 6.03. Section 3.03(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all outstanding Company RSUs, Company PSUs, Company Performance-Based Restricted Shares and Company Restricted Shares, in each case outstanding as of the close of business on the Capitalization Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares of Company Common Stock subject thereto (assuming achievement of any applicable performance criteria at the target level), (iii) the grant date thereof and (iv) the expiration or vesting date thereof, in each case to the extent applicable. All Company RSUs, all Company PSUs, Company Performance-Based Restricted Shares and all Company Restricted Shares have been issued or granted, as applicable, in compliance in all material respects with applicable Law.

(d) Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (other than the Convertible Notes) (x) obligating the Company or any Company Subsidiary to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in, the Company or any Company Subsidiary or any Company Voting Debt, (y) obligating the Company or any Company Subsidiary to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of the Company or any Company Subsidiary. As of the date of this Agreement, there are not any outstanding contractual obligations of the Company or any Company Subsidiary to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, the Company or any Company Subsidiary or (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Company Subsidiaries.

(e) During the period from the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by the Company of any shares of capital stock of, or other equity, voting or ownership interests in, the Company other than issuances of shares of Company Common Stock in connection with the vesting or settlement of Company RSUs, Company PSUs, Company Performance-Based Restricted Shares or Company Restricted Shares, in each case, in accordance with their terms. To the Knowledge of the Company, there are no irrevocable proxies and no voting agreements with respect to any shares of the capital stock or other voting securities of the Company or any Company Subsidiary, other than the Support Agreements.

SECTION 3.04. Authority; Execution and Delivery; Enforceability. (a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, upon receipt of the Required Company Shareholder Approvals, to consummate the Transactions. The execution and delivery by the Company of this Agreement, the performance by it of its obligations hereunder and the consummation by the Company of the Transactions have been or will be duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Required Company Shareholder Approvals and the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Parent Entities, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies (the “Enforceability Exceptions”)).

(b) The Company Board at a meeting duly called and held, duly and unanimously adopted resolutions (i) declaring that this Agreement and the consummation of the Transactions, including the Merger, are advisable and fair to, and in the best interests of, the Company and its shareholders, (ii) approving this Agreement and the Transactions, including the Merger, in each case on the terms and subject to the conditions set forth in this Agreement (iii) authorizing the execution of this Agreement, (iv) directing that the this Agreement be submitted for consideration at the Company Shareholders Meeting and (v) recommending that the holders of shares of Company Common Stock vote in favor of (A) approving this Agreement and (B) authorizing the Convertible Note Share Issuance, which resolutions have not been subsequently rescinded, modified or withdrawn in any way except as permitted by Section 5.02.

(c) The only votes of holders of any class or series of Company Common Stock necessary to approve this Agreement are (i) the approval of this Agreement and the Merger by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Shareholder Approval”) and (ii) the approval of the Convertible Note Share Issuance by the affirmative vote of a majority of the votes cast by the holders of Company Common Stock entitled to vote thereon (the “Convertible Note Share Issuance Approval” and, together with the Company Shareholder Approval, the “Required Company Shareholder Approvals”).

SECTION 3.05. No Conflicts; Consents. (a) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the Company Charter, the Company By-Laws or the comparable organizational documents of any Company Subsidiary (assuming the Company Shareholder Approval is obtained), (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Company or any Company Subsidiary under, any provision of any material Contract, to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 3.05(b), any judgment, order or decree (“Judgment”) or any statute, law, ordinance, directive, code, rule, regulation, constitution, convention, treaty, common law or other pronouncement of any Governmental Entity having the effect of law (“Law”), in each case applicable to the Company or any Company Subsidiary or their respective properties or assets (assuming that the Required Company Shareholder Approvals are obtained), other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) No consent, waiver, approval, license, permit, order or authorization (“Consent”) of or from, or registration, declaration, notice or filing with or made to any domestic or foreign (whether supranational, national, federal, state, provincial, local or otherwise) government, including the Republic of the Marshall Islands, or any court of competent jurisdiction, administrative agency, taxing authority or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”) or the expiry of any related waiting period (and any extension thereof) is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance by the Company of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other Required Notices (as defined below), (ii) the filing with the Securities and Exchange Commission (the “SEC”) of such reports and other filings under, and such other compliance with, (A) Securities Act of 1933, as amended (the “Securities Act”) and (B) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case, as may be required in connection with this Agreement, the Merger and the other Transactions, (iii) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, (v) such Consents of or from, or registrations, declarations, notices or filings to or with the NASDAQ as are required to permit the consummation of the Merger and the listing of the Parent Shares to be issued as Merger Consideration and (vi) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) The Company has determined that neither it nor any Company Subsidiary (i) produces, designs, tests, manufactures, fabricates or develops one or more “critical technologies” as such term is defined in 31 C.F.R. § 800.215, (ii) performs any of the functions as set forth in column 2 of Appendix A to 31 C.F.R. Part 800 with respect to “covered investment critical infrastructure” as such term is defined in 31 C.F.R. § 800.212, or (iii) maintains or collects, directly or indirectly, “sensitive personal data” of U.S. citizens as such term is defined in 31 C.F.R. § 800.241 and, therefore, neither the Company nor any Company Subsidiary is a “TID U.S. business” as such term is defined in 31 C.F.R. § 800.248.

SECTION 3.06. SEC Documents; Undisclosed Liabilities. (a) The Company has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by the Company since January 1, 2021 (the documents referred to in this Section 3.06(a), together with any documents filed with the SEC during such period by the Company on a voluntary basis on a Current Report on Form 8-K, being referred to collectively as the “Company SEC Documents”). None of the Company SEC Documents is, as of the date of this Agreement and to the Knowledge of the Company, the subject of ongoing SEC review or outstanding or unresolved comments.

(b) Each Company SEC Document (i) at the time filed, complied as to form in all material respects with the applicable requirements of the Sarbanes-Oxley Act of 2002 (“SOX”), the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document, and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of the Company included in the Company SEC Documents when filed (i) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly presented in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments). Except as set forth in the Company SEC Documents filed by the Company with the SEC and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”), or as incurred pursuant to this Agreement or in the ordinary course of business since the date of the last balance sheet included in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of the Company and its consolidated subsidiaries or in the notes thereto and that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. Neither the Company nor any Company Subsidiary has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s properties or assets that could have a material effect on the Company’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by the Company are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since January 1, 2021, none of the Company, the Company’s independent accountants, the Company Board or the audit committee of the Company Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of the Company, (ii) “material weakness” in the internal controls over financial reporting of the Company or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 3.07. Disclosure Documents. (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s shareholders in connection with the Merger and the other Transactions, including a proxy statement relating to the approval of this Agreement by the Company’s shareholders (as amended or supplemented from time to time, the “Proxy Statement”) and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b) At the time the Proxy Statement or any amendment or supplement thereto is first mailed to holders of Company Common Stock, and at the time such shareholders vote on approval of this Agreement, the Proxy Statement, as amended or supplemented, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company in this Section 3.07(b) with respect to statements made or incorporated by reference therein based on information supplied by Parent specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by the Company, any Company Subsidiary or the Company’s Representatives for inclusion or incorporation by reference in the Form F-4 will, at the time the Form F-4 is filed with the SEC, at any time it is amended or supplemented and at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 3.08. Absence of Certain Changes or Events. During the period since January 1, 2023 to the date of this Agreement, (a) other than in connection with the Transactions, the Company has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.09. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person, other than Houlihan Lokey Capital, Inc. (“Houlihan Lokey”), the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent true and complete copies of all agreements between the Company and Houlihan Lokey relating to the Merger and the other Transactions.

SECTION 3.10. Opinion of Financial Advisor. The Company Board has received the opinion of Houlihan Lokey, to the effect that, as of the date of such opinion, and based upon and subject to the limitations, assumptions, qualifications and other matters considered in connection with the preparation of such opinion, the Exchange Ratio provided for in the Merger pursuant to this Agreement was fair to the holders of Company Common Stock from a financial point of view. A signed copy of such opinion will be delivered, on a non-reliance basis, promptly after the date hereof to Parent for informational purposes only. It is agreed and understood that such opinion is for the benefit of the Company Board and may not be relied on by any Parent Entity nor or any affiliate or Representative thereof.

SECTION 3.11. Tax Matters. (a) Neither the Company nor any Company Subsidiary has Knowledge of any fact or circumstance, that could, individually or in the aggregate, reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) Each of the Company and each Company Subsidiary is (and has been since January 1, 2018) exempt from U.S. federal income Taxes on its U.S.-source shipping income pursuant to Section 883 of the Code.

(c) Each of the Company and each Company Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(d) As of the date of this Agreement, there are no pending written claims by a Governmental Entity in a jurisdiction where the Company or any Company Subsidiary do not file Tax Returns that the Company or any Company Subsidiary is or may be subject to Taxes in such jurisdiction.

(e) Neither the Company nor any Company Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to the Company or any Company Subsidiary with respect to a material amount of Taxes. As of the date of this Agreement, there are no pending requests for waivers of time to assess any material Tax with respect to the Company or any Company Subsidiary.

(f) Neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to the assessment or collection of any material Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business).

(g) There are no Liens upon any material property or material assets of the Company or any Company Subsidiary, except for Permitted Liens.

(h) Neither the Company nor any Company Subsidiary have ever received any letter ruling from any Tax authority.

(i) Each of the Company and each Company Subsidiary is treated as a corporation for Tax purposes. The Company is not a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, each of the Company and each Company Subsidiary is not now subject to the requirements of Section 7874 of the Code as an “expatriated entity”.

SECTION 3.12. Litigation. There is no Action pending (or, to the Knowledge of the Company, threatened) against the Company or any Company Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.13. Permits. The Company and the Company Subsidiaries are, and since January 1, 2021 have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity (including those required by Maritime Guidelines) necessary for the Company and the Company Subsidiaries to own, lease and operate their properties and assets (including the Company Vessels) or to carry on their businesses (the “Company Permits”), except where the failure to possess the Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.14. Compliance with Applicable Laws. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with all Laws (including Maritime Guidelines) applicable to the Company, the Company Subsidiaries or any of their respective properties or assets (including Company Vessels) and the terms and conditions of all Company Permits. Since January 1, 2021, the Company has complied with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”) except where the failure to comply has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending (or, to the Knowledge of the Company, threatened) alleging that the Company or any Company Subsidiary is not in compliance with any applicable Law or the terms and conditions of any Company Permit or which challenges or questions the validity of any rights of the holder of any Company Permit. To the Knowledge of the Company, no noncompliance with any applicable Law or Company Permit exists, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.15. Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company, each Company Subsidiary and each Company Vessel is, and since January 1, 2021, has been, in compliance with applicable Environmental Laws and the terms and conditions of all Company Permits required under Environmental Law (“Company Environmental Permits”). All Company Environmental Permits have been obtained, are in full force and effect, and neither the Company nor any Company Subsidiary has received any written notice, or otherwise has any Knowledge, that any Governmental Entity has begun, or threatened to begin, any action to terminate, cancel or modify any Company Environmental Permits;

(b) Neither the Company nor any Company Subsidiary has (i) received any written notice, demand, request for information, citation, summons, complaint, letter or claim alleging that the Company or any such Company Subsidiary or any Company Vessel is in violation of, or is subject to any actual or alleged liability under, any Environmental Law or any Company Environmental Permit or (ii) entered into or agreed to, or is otherwise subject to, any consent decree, writ, injunction or Judgment issued by any Governmental Entity against the Company or any Company Subsidiary or otherwise with respect to any Company Vessel pursuant to any Environmental Law or any Company Environmental Permit;

(c) There is no Action pending, or, to the Knowledge of Company threatened, against the Company or any Company Subsidiary or otherwise with respect to any Company Vessel with respect to any matters arising under any applicable Environmental Law;

(d) None of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other person has Released, or exposed any person to, any Hazardous Material, bilge water or ballast water that would reasonably be expected to form the basis of any Action against the Company or any Company Subsidiary under Environmental Law or that has required or would reasonably be expected to require the Company or any Company Subsidiary to conduct or pay for the costs of any monitoring, investigation or remedial action under any Environmental Law or any Company Environmental Permit at any location; and

(e) Neither the Company nor any Company Subsidiary has retained or assumed, by Contract, or to the Knowledge of Company, by operation of Law, any liability of any other person under any Environmental Law.

SECTION 3.16. Material Contracts. (a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (a “Filed Company Contract”) that has not been so filed.

(b) Section 3.16(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of:

(i) each Contract that (A) limits or otherwise restricts in any material respect the Company or any Company Subsidiary or (B) would, after the Effective Time, limit or otherwise restrict in any material respect the Surviving Corporation from, in the case of either (A) or (B), soliciting any client or customer, or engaging or competing in any line of business or in any geographic area, or with any person, including any Contract (1) that requires the Company and its affiliates to work exclusively or preferentially with any person in any line of business or geographic region, (2) which by its terms would so limit the freedom of Parent and its affiliates after the

Effective Time or (3) contains a “most favored nation” provision in favor the other party, (C) is a requirements or “take or pay” Contract or (D) requires the Company to purchase a minimum amount of a particular product from a supplier, in the case of clauses (C) and (D) that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) (A) each loan and credit agreement or other Contract or understanding pursuant to which any Indebtedness of the Company or any Company Subsidiary is outstanding or may be incurred, (B) each mortgage, pledge and other evidences of liens securing such obligations described in (A) or any material real or other property and (C) any guarantees supporting such obligations described in (A) and financing Contracts including change of control provisions, other than any such Contract or understanding between or among the Company and the wholly owned Company Subsidiaries;

(iii) (A) each Contract to which the Company or any Company Subsidiary is a party relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, which is material to the Company and the Company Subsidiaries, taken as a whole, and (B) any shareholders, investors rights, registration rights or similar agreement or arrangement with or relating to the Company or the Company Subsidiaries;

(iv) each Contract to which the Company or any Company Subsidiary is a party involving the future disposition or acquisition of assets (other than dispositions or acquisitions of bunkers in the ordinary course of business) or properties with a fair market value in excess of $2,500,000;

(v) each Contract to which the Company or any Company Subsidiary is a party that (A) provides for the acquisition or divestiture of any vessel or any other material asset, including any Company Vessel (other than acquisitions or dispositions of inventory in the ordinary course of business) or business (whether by merger, sale of stock, sale of assets or otherwise) and (B) contains outstanding obligations that are material to the Company and the Company Subsidiaries, taken as a whole;

(vi) each Contract that relates to the time or bareboat chartering (including time charters, bareboat charters or similar agreements with Governmental Entities), management (technical and/or commercial), crewing, operation, stacking, finance leasing (including sale/leaseback or similar arrangements) or pooling of any Company Vessel, other than time charter agreements with a term which would end less than three months from the date of this Agreement;

(vii) each Contract, including any ship-sales, memorandum of agreement or other vessel acquisition Contract, entered into since January 1, 2021 other than with respect to the Company Vessels, and any Contract entered into since January 1, 2021 with respect to Newbuildings and the financing thereof, including performance guarantees, counter guarantees, refund guarantees, supervision agreements and plan verification services agreements;

(viii) each Contract (excluding non-exclusive licenses for uncustomized, commercially available “off the shelf” Software or IT Systems licensed pursuant to standard terms and conditions) under which the Company or any Company Subsidiary is granted any license or other rights with respect to any Intellectual Property or IT Systems of a third party (including by means of covenants not to sue or software-as-a-service agreements), which Contract or Intellectual Property is material to the Company and the Company Subsidiaries, taken as a whole;

(ix) each Contract under which the Company or any Company Subsidiary has granted to a third party any license or other rights with respect to any Company Intellectual Property (including by means of covenants not to sue), which Contract or Intellectual Property is material to the Company or the Company Subsidiaries (excluding non-exclusive licenses granted in the ordinary course of business (A) to customers or (B) to service providers for use for the benefit of the Company or the Company Subsidiaries);

(x) each Contract with any Governmental Entity;

(xi) each Contract with (A) any person that, by itself or together with its affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent of the Company Common Stock or (B) any affiliates of the Company (other than the Company Subsidiaries);

(xii) each Contract, obligation or commitment (A) with change of control provisions that are triggered, (B) that otherwise requires consent, (C) grants a right to terminate, accelerate or otherwise amend the terms of an existing or contemplated Contract, or (D) that results in any payment becoming due from the Company or a Company Subsidiary, in each case, as a result of the Transactions and that in each case, is material to the Company and the Company Subsidiaries, taken as a whole, excluding any Company Benefit Plans;

(xiii) each Contract involving the settlement of any claim, action or proceeding or threatened claim, action or proceeding (or series of related, claims, actions or proceedings) (A) which (x) will involve payments after the date hereof, or involved payments, in excess of $250,000 or (y) will impose, or imposed, monitoring or reporting obligations to any other person outside the ordinary course of business or material restrictions on the Company or any Company Subsidiary (including any restrictions governing Company Intellectual Property) or (B) with respect to which material conditions precedent to the settlement have not been satisfied;

(xiv) each Contract (A) with a Company Material Supplier and (B) with a Company Material Customer;

(xv) each Contract with any supplier or vendor under which the Company or any Company Subsidiary is obligated to purchase goods or services involving consideration in excess of $1,000,000 (except with respect to purchase of items of inventory in the ordinary course of business consistent with past practice) or that is not terminable upon notice of 90 days or less; and

(xvi) each Contract pursuant to which the Company or any Company Subsidiary could reasonably be expected to (A) spend, in the aggregate, more than $1,000,000 or (B) receive, in the aggregate, more than $1,000,000, in each case during the 12 months immediately after the date hereof (including any Contract relating to any future capital expenditures by the Company or any Company Subsidiary and excluding any voyage charters).

Each Contract or understanding of the type described in this Section 3.16(b) and each Filed Company Contract is referred to herein as a “Company Material Contract”.

(c) Except for matters which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Material Contract (including, for purposes of this 3.16(c), any Contract entered into after the date of this Agreement that would have been a Company Material Contract if such Contract existed on the date of this Agreement) is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, except, in each case, as enforcement may be limited by the Enforceability Exceptions, (ii) each such Company Material Contract is in full force and effect and (iii) neither the Company nor any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Company Material Contract and, to the Knowledge of the Company, no other party to any such Company Material Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

SECTION 3.17. Customers and Suppliers. Section 3.17 of the Company Disclosure Letter sets forth a correct and complete list of the Company Material Customers and Company Material Suppliers. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2023, (i) there has been no written or, to the Knowledge of the Company, oral notice of termination of the business relationship of the Company or any Company Subsidiary with any Company Material Customer or Company Material Supplier given to or received from any such Company Material Customer or Company Material Supplier, as applicable, (ii) there has been no material change in the pricing or other material terms of its business relationship with any Company Material Customer or Company Material Supplier in any material respect adverse to the Company or the Company Subsidiaries, including any inability of a Company Material

Supplier to provide materials to the Company and (iii) no Company Material Customer or Company Material Supplier has notified the Company or any Company Subsidiary in writing, or, to the Knowledge of the Company, orally that it intends to terminate or change the pricing or other material terms of its business in any material respect adverse to the Company or the Company Subsidiaries, including as a result of a force majeure event or bankruptcy.

SECTION 3.18. Insurance. (a) Since January 1, 2021, the Company and the Company Subsidiaries have maintained continuous insurance coverage, in each case, in those amounts and covering those risks as are in accordance with normal industry practice for companies of the size and financial condition of the Company engaged in businesses similar to those of the Company and the Company Subsidiaries and as required by applicable Law and the Company Material Contracts, except where the failure to so maintain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; and (b) all premiums due thereunder have been timely paid, except for any failures to timely pay such premiums that, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received notice of cancellation or termination with respect to any material third-party insurance policies or Contracts (other than in connection with normal renewals of any such insurance policies or Contracts) where such cancellation or termination would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.19. Company Benefit Plans. (a) Section 3.19(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each Company Benefit Plan. The Company has made available to Parent prior to the execution of this Agreement with respect to each Company Benefit Plan true, complete and correct copies of the following, as relevant: (i) all material plan documents and all material amendments thereto (or, in the case of any unwritten Company Benefit Plan, a written description thereof), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent annual report on Form 5500; (iv) the most recent summary plan descriptions and any summaries of material modifications; (v) the most recent financial statements and actuarial or other valuation reports; and (vi) any non-routine correspondence with any Governmental Entity in the past six years.

(b) Neither the Company nor any Company Subsidiary nor any ERISA Affiliate sponsors, maintains or contributes to, or during the past six years, has sponsored, maintained, contributed to, or is required to maintain, sponsor or contribute to, or has any actual or contingent liability under: (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan; (iii) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code.

(c) (i) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that would, individually or in the aggregate, reasonably be expected to cause the loss of such qualification; (ii) each Company Benefit Plan is now and has been maintained and operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code; and (iii) there are no material Actions that are pending (or to the Knowledge of the Company, threatened) against or involving any Company Benefit Plan or asserting any rights to or claims for benefits under any Company Benefit Plans (other than routine claims for benefits in the normal course).

(d) Each Company Benefit Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is and has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(e) Neither the Company nor any Company Subsidiary has any liability in respect of, or obligation to provide, post-retirement or other post-employment health, life insurance or welfare benefits for any Company Service Provider (or the spouses, dependents or beneficiaries of any individuals), whether under a Company Benefit Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(f) Except as required under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will: (i) entitle any Company Service Provider to any additional or increased compensation or benefits; (ii) result in any payment becoming due to any Company Service Provider, including any severance, retention, change in control, termination or similar compensation or benefits; (iii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Service Provider; (iv) trigger any payment or funding (through a grantor trust or otherwise) of, any compensation or benefits or directly or indirectly cause the Company or any Company Subsidiary to transfer or set aside any material assets to fund any benefits under any Company Benefit Plan; (v) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in Section 280G(b)(1) of the Code, to any Company Service Provider; or (vi) result in any forgiveness of indebtedness.

(g) No Company Service Provider is entitled to any gross-up, make-whole or other additional payment from the Company or any Company Subsidiary or any other person in respect of any Tax (including federal, state, provincial, territorial, municipal, local, the Republic of the Marshall Islands and other non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

SECTION 3.20. Labor Matters. (a) Neither the Company nor any Company Subsidiary is a party to, bound by, has any duty to bargain for, or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of the Company’s or any Company Subsidiary’s employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company or any Company Subsidiary.

(b) Neither the Company nor any Company Subsidiary has any requirement under Contract or Law to provide notice to, or to enter into any consultation procedure with, any labor organization or work council in connection with the execution of this Agreement or the Transactions.

(c) (i) There is not any, and during the past three years there has not been any, strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting the Company, any Company Subsidiaries or any of its or their respective employees; (ii) neither the Company nor any Company Subsidiary is engaged in any unfair labor practice; (iii) there are not any unfair labor practice charges or complaints against the Company or any Company Subsidiary pending (or, to the Knowledge of the Company, threatened) before the National Labor Relations Board; and (iv) neither the Company nor any Company Subsidiary has received written communication during the past three years of the intent of any Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company or any Company Subsidiary and, to the Knowledge of the Company, no such investigation is in progress.

(d) There is no, and since January 1, 2021, there has not been, any Action pending or threatened in writing relating to employment, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration, or discrimination matters involving any Company Service Provider, including charges of unfair labor practices or harassment complaints, other than Actions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) The Company and the Company Subsidiaries are in compliance with all applicable Laws and Contracts relating to employment, including applicable Laws related to employment practices, wages, hours, labor relations, overtime, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, civil rights, affirmative action, immigration, unfair labor practice, child labor, hiring promotion and termination of employees, working conditions, meal and break periods, privacy, leaves of absence, paid sick leave, safety and health, working conditions and continued coverage under group health plans, classification of employees and contractors, race, age, religion, gender and other protected classifications, national origin and disability discrimination, and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and similar state, territorial or local Law, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2021, neither the Company nor any Company Subsidiary has effectuated a “mass layoff” or “plant closing” (each, as defined by the WARN Act) that have triggered or would reasonably be expected to trigger, individually or in the aggregate, the requirements of the WARN Act or any state or local Law equivalents.

(f) Neither the Company nor any Company Subsidiary has been party to any settlement agreement with a current or former director, officer, employee, applicant or independent contractor resolving allegations of sexual harassment. There are no, and there have not been any, material allegations of sexual harassment by or against any current or former director, officer, or employee of the Company or any Company Subsidiary.

(g) (i) No executive officer or key employee, in either case whose base salary equals or exceeds $210,000, has notified the Company or any Company Subsidiary of any plans to terminate his, her or their employment with the Company or any Company Subsidiary, and (ii) no Company Service Provider is subject to a Contract that prohibits or materially restricts such individual’s employment with or performance of duties for the Surviving Corporation, the Company, any Company Subsidiary or Parent following the Effective Time.

SECTION 3.21. Intellectual Property. (a) Section 3.21(a) of the Company Disclosure Letter contains a true, correct and complete list of all of the Company’s Registered Intellectual Property as of the date hereof, indicating for each such item, as applicable, the owner, the application or registration number, and date and jurisdiction of filing or issuance, the registrar and expiration date as applicable; and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company’s Registered Intellectual Property is subsisting and valid and enforceable.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company or a Company Subsidiary is the sole and exclusive owner of any Company Intellectual Property that is owned by the Company or the applicable Company Subsidiary, as applicable, free and clear of all Liens (except Permitted Liens) or otherwise possesses the rights to use the Company Intellectual Property in the businesses of the Company and the Company Subsidiaries as currently conducted; and (ii) the Company Intellectual Property constitutes all Intellectual Property used in or necessary to conduct the businesses of the Company and the Company Subsidiaries as currently conducted.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the use of Company Intellectual Property by the Company or any Company Subsidiary nor the conduct of the businesses of the Company and the Company Subsidiaries misappropriates, infringes upon or conflicts with any Intellectual Property rights of any third party in any material respect, and, to the Knowledge of the Company, no person is engaging in any activity that misappropriates, infringes upon or conflicts with any Company Intellectual Property in any material respect. Since January 1, 2021, no party has filed a written claim (or, to the Knowledge of the Company, threatened to file a claim) against the Company, any Company Subsidiary or such party alleging that either of them has violated, infringed on, misappropriated or otherwise improperly used the material Intellectual Property rights of the Company, any Company Subsidiary or such party.

(d) The Company and the Company Subsidiaries use commercially reasonable efforts consistent with industry standards to monitor for and eliminate from the Software within the Company Intellectual Property owned by the Company or any Company Subsidiary any virus, trojan horse, worm, malicious code or other routines or hardware components designed to permit unauthorized access, to disable, erase or otherwise harm, disrupt or disable such Software or any IT Systems or data.

(e) The Company and the Company Subsidiaries have used commercially reasonable efforts to protect, preserve and maintain the secrecy and confidentiality of their respective trade secrets and other material confidential information, and to the Knowledge of the Company, there has been no misappropriation or unauthorized disclosure or use of any of their respective trade secrets or other material confidential information.

(f) The IT Systems are in good repair and operating condition and are adequate and suitable in all material respects for the conduct of the businesses of the Company and the Company Subsidiaries as currently conducted. To the Knowledge of the Company, since January 1, 2021, (i) there has been no unauthorized access to or use of any IT Systems and (ii) IT Systems have not failed in a manner that has caused or reasonably could be expected to cause any material disruption in or to the use of any IT Systems or to the operation of the businesses of the Company and the Company Subsidiaries. The Company has implemented reasonable backup, security and disaster recovery technology reasonably consistent with industry practices.

(g) The execution and delivery by the Company and each Company Subsidiary and the performance by them of their obligations hereunder do not and will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not limit the ability of the Company or any Company Subsidiary to use any Company Intellectual Property.

SECTION 3.22. Data Privacy and Cybersecurity. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since January 1, 2021 have been, in compliance with, and their respective Processors (as defined below) are in compliance with, all Privacy Obligations. The Company and the Company Subsidiaries have written Contracts in place with third parties Processing Personal Information (“Processors”) for or on behalf of the Company or any Company Subsidiary in connection with the businesses of the Company and the Company Subsidiaries that are materially consistent with all requirements of the Privacy Obligations.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain, and require all Processors to maintain, physical, technical and administrative security measures of the Company and the Company Subsidiaries appropriate to the relevant risks to protect all Personal Information owned, stored, used, maintained or controlled by or on behalf of the Company and the Company Subsidiaries in connection with the businesses of the Company and the Company Subsidiaries from and against any unlawful, accidental or unauthorized access, destruction, loss, use, modification or disclosure (“Security Incident”). Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2021, neither the Company nor any Company Subsidiary has: (i) to the Knowledge of the Company, suffered any Security Incident or (ii) received any notice or written communication from any Governmental Entity (A) in relation to any Security Incident or Privacy Obligation or (B) stating that the Company or any Company Subsidiary is the subject of any audit, inquiry, investigation or enforcement action in relation to any Security Incident or Privacy Obligation, and neither the Company nor any Company Subsidiary has otherwise been the subject of any such action.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, where the Company or any Company Subsidiary Processes Personal Information for and on behalf of another entity, the Company or such Company Subsidiary, as applicable, has (i) processes in place to ensure the Company or such Company Subsidiary, as applicable, only processes Personal Information on the written instructions of the data controller and only a minimal amount of Personal Information necessary to provide the services and (ii) contractual commitments from such entity that the entity provided notice of the Personal Information being used and shared with the Company or such Company Subsidiary, as applicable, consistent with Privacy Obligations. Since January 1, 2021, neither the Company nor any Company Subsidiary has received any written notice from any of their respective Processors of any material Security Incident related to the businesses of the Company and the Company Subsidiaries.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the execution and delivery by the Company and each Company Subsidiary and the performance by them of their obligations hereunder do not and will not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not: (i) conflict with or result in a material violation or breach of any Privacy Obligations; (ii) require the consent of or notice to any person concerning such person’s Personal Information; or (iii) limit the ability of the Company or any Company Subsidiary to use Personal Information in the possession or control of the Company or the Company Subsidiaries.

SECTION 3.23. Real Property; Tangible Property. (a) Neither the Company nor the Company Subsidiaries (i) owns, or has ever owned, any real property or (ii) is party to a Contract to purchase any real property.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each material lease, sublease, license and other agreement (each, a “Company Lease”) under which the Company or any Company Subsidiary leases, subleases or licenses any real property (the “Company Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of the Company or, if applicable, any Company Subsidiary or, to the Knowledge of the Company, the landlord thereunder exists with respect to any Company Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any right of the landlord or any other person under any Company Lease to terminate such Company Lease. A true, complete and correct copy of each Company Lease has been made available to Parent and a list thereof is set forth on Section 3.23(b) of the Company Disclosure Letter. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the buildings, structures and systems occupied by the Company on the Company Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by the Company and the Company Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and each Company Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Company Lease, the Company Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of the Company, threatened with respect to any Company Leased Real Property. The Company and the Company Subsidiaries have not leased, subleased or licensed any portion of any Company Leased Real Property to any person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the businesses of the Company and the Company Subsidiaries, including the Company Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of the Company and the Company Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

SECTION 3.24. Company Vessels; Maritime Matters. (a) Section 3.24(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the vessels owned by the Company or a Company Subsidiary (the vessels required to be scheduled thereon, the “Company Vessels”), including its name, registered owner, time charter attached to it as of the date hereof (if applicable, excluding time charter single trips), its manager, International Maritime Organization number, flag, IMO number, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class. Each Company Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.

(b) Each Company Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company or the applicable Company Subsidiary is qualified to own and operate the Company Vessels under applicable Laws, including the Laws of each Company Vessel’s flag state, except where such failure to be qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Vessel (A) is duly registered under the flag set forth in Section 3.24(a) of the Company Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Company Vessel in the trades and geographic areas in which it is operated, each of which is valid and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations, and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Company Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Company Vessel’s classification society.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) there has not been any incident on or with respect to any Company Vessel since the date of its most recent Inspection or, with respect to any Company Vessel which has not been inspected, since the date of this Agreement and (ii) the Company Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.

(e) Prior to the date hereof, the Company has made available to Parent or its Representatives (i) true, correct and complete copies of the most recent quarterly class, port state control, flag and rightship inspection reports and (ii) the electronic class records, in each case, related to each Company Vessel.

(f) No Company Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives the Company or a Company Subsidiary (as applicable) of the use of such Company Vessel; or (iv) any requisition for hire, and no Company Vessel has been subject to such events within the last three (3) years.

(g) Over the past three (3) years, none of the Company Vessels have operated with a disabled automatic identification tracking system.

SECTION 3.25. FCPA, Anti-Corruption and Anti-Money Laundering. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole:

(a) neither the Company nor any Company Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of the Company or any Company Subsidiary, or, to the Knowledge of the Company, any of its captain, crew, managers or agents, in each case, acting on behalf of the Company or any Company Subsidiary, is in violation, conspiring to violate or aiding and abetting the violation of, or, in the past five years has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a violation of any other applicable Bribery Legislation or Anti-Money Laundering Laws (in each case to the extent applicable);

(b) neither the Company nor any Company Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of the Company or any Company Subsidiary, nor any Company Vessel, are, or in the past five years have been, subject to or involved in any actual, pending (or, to the Knowledge of the Company, threatened) Action, or made any voluntary disclosures to any Governmental Entity, involving the Company or any Company Subsidiary in any way relating to applicable Anti-Money Laundering Laws or Bribery Legislation, including the FCPA;

(c) in the last five years, the Company and each Company Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company and each Company Subsidiary as required by applicable Bribery Legislation;

(d) the Company and each Company Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer or director of the Company or any Company Subsidiary is a Government Official.

SECTION 3.26. Sanctions.

(a) None of the Company or any Company Subsidiary, nor any Company Vessel, nor any of their respective directors, officers or employees, or, nor, to the Knowledge of the Company, any of their respective captains, crew, agents, managers or other third parties that act for or on behalf of the Company or any Company Subsidiary or any Company Vessel is a Sanctioned Person.

(b) Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, none of the Company or any Company Subsidiary nor any Company Vessel, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of the Company or any Company Subsidiary) or, to the Knowledge of the Company, their respective captains, crew, agents, managers and other third parties when acting for or on behalf of the Company or any Company Subsidiary (a) directly or, to the Knowledge of the Company, indirectly, has in the past five years engaged in, is engaged in, or has any plan or commitment to engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of any Sanctions Laws or (ii) or any Sanctioned Country (including visiting a port in a Sanctioned Country), or (b) has in the past five years violated or is in violation of any Sanctions Laws or (c) has been the subject of or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, in any way relating to Sanctions Laws.

(c) The Company and each Company Subsidiary has instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.

SECTION 3.27. Affiliate Transactions. Except for (a) Contracts filed or incorporated by reference as an exhibit to the Filed Company SEC Documents and (b) the Company Benefit Plans, Section 3.27 of the Company Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, the Company or any Company Subsidiary and, on the other hand, any (i) present executive officer or director of the Company or any Company Subsidiary or any person that has served as an executive officer or director of the Company or any Company Subsidiary within the last five years or any of such officer’s or director’s immediate family members, (ii) record or beneficial owner of more than 5% of the shares of Company Common Stock as of the date of this Agreement or (iii) to the Knowledge of the Company, any affiliate of any such officer, director or owner (other than the Company or any Company Subsidiary).

SECTION 3.28. Shareholder Rights Plan; Anti-Takeover Provisions. (a) Except for the Shareholder Rights Agreement, the Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan. The Shareholder Rights Agreement has been amended in accordance with its terms to render it inapplicable to the Transactions. The Company has made available to Parent a true and correct copy of the Shareholder Rights Agreement, as amended, in effect as of the execution and delivery of this Agreement.

(b) No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or Law applicable to the Company applies to this Agreement, the Merger and the other Transactions.

SECTION 3.29. No Other Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Closing, the Company acknowledges that neither Parent nor Merger Sub nor any Representative of Parent or Merger Sub makes, and the Company acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to Parent or any Parent Subsidiary or with respect to any other information provided or made available to the Company in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to the Company or to the Company’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE IV

Representations and Warranties of the Parent Entities

Each Parent Entity, jointly and severally, represents and warrants to the Company that, except (a) as set forth in the disclosure letter dated the date of this Agreement (with specific reference to the particular Section or subsection of this Agreement to which the information set forth in such disclosure letter relates; provided, however, that any information set forth in one section of such disclosure letter shall be deemed to apply to each other Section or subsection thereof or hereof to which its relevance is reasonably apparent from the content and context of the disclosure) delivered by Parent to the Company prior to the execution of this Agreement (the “Parent Disclosure Letter”) or (b) as disclosed in the Filed Parent SEC Documents (excluding any exhibits to any Filed Parent SEC Documents or any disclosures contained in any part of any Filed Parent SEC Documents entitled “Risk Factors”, disclosures set forth in any “Forward-Looking Statements” disclaimer or any other disclosures set forth in the Filed Parent SEC Documents to the extent they are cautionary, non-specific or predictive in nature; it being understood that any factual information contained within such headings, disclosures or statements shall not be excluded); provided that this clause (b) shall not apply to the representations and warranties set forth in Section 4.03 or 4.08(b):

SECTION 4.01. Organization, Standing and Power. (a) Each Parent Entity is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept). Each Parent Entity has all requisite corporate power and authority to conduct its businesses as presently conducted. Each Parent Entity is duly qualified or licensed to do business and is in good standing as a foreign corporation or other entity in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.02. Parent Subsidiaries; Equity Interests. (a) All of the outstanding shares of capital stock of, or other equity, voting or ownership interests in, each Parent Subsidiary have been validly issued and are fully paid and nonassessable and are owned by Parent, by another Parent Subsidiary or by Parent and another Parent Subsidiary, free and clear of all Liens and free and clear of any other restriction (including any restriction on the right to vote, sell or dispose of such capital stock or other equity, voting or ownership interests), except for restrictions imposed by applicable securities Laws and subject in both cases to Permitted Liens.

(b) Each subsidiary of Parent (each, a “Parent Subsidiary”) (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent such jurisdiction recognizes such concept), (ii) has all requisite power and authority to conduct its businesses as presently conducted and (iii) is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership or leasing of its properties makes such qualification or license necessary, other than jurisdictions in which the failure to be so qualified or licensed would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Except for the capital stock of, or other equity, voting or ownership interests in, the Parent Subsidiaries, neither Parent nor any Parent Subsidiary owns, as of the date of this Agreement, directly or indirectly, any capital stock of, or other equity, voting or ownership interests in, or any interest convertible into or exchangeable for any capital stock of, or other equity, voting or ownership interests in, any person.

SECTION 4.03. Capital Structure. (a) The authorized capital stock of Parent consists of 300,000,000 shares of Parent Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share, of Parent (“Parent Preferred Stock”). At the close of business on the Capitalization Date, (i) 84,016,892 shares of Parent Common Stock were outstanding, none of which were held by any Parent Subsidiary, (ii) 62,265 shares of Parent Common Stock were reserved and available for issuance pursuant to the Parent Incentive Plans in respect of outstanding awards, of which 0 were subject to outstanding Parent Restricted Stock, (iii) 147,290 shares of Parent Common Stock were reserved and available for issuance for awards not yet granted under the Parent Incentive Plans and (iv) no shares of Parent Preferred Stock were outstanding. Except as set forth above, at the close of business on the Capitalization Date, no shares of capital stock of, or other equity, voting or ownership interests in, Parent were issued, reserved for issuance or outstanding.

(b) All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Closing Date will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the BCA, the Fourth Amended and Restated Articles of Incorporation of Parent (the “Parent Charter”), the Third Amended and Restated Bylaws of Parent (the “Parent Bylaws”) or any Contract to which Parent is a party or otherwise bound (other than any Contracts to which the Company or any Company Subsidiary is a party or otherwise bound).

(c) All Parent Restricted Stock are evidenced by written award agreements, in each case substantially in the forms that have been made available to the Company. All shares of Parent Restricted Stock have been issued or granted, as applicable, in compliance in all material respects with applicable Law.

(d) Except as set forth above, as of the date of this Agreement there are no options, warrants, rights, convertible or exchangeable securities, other securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, commitments, Contracts, arrangements or undertakings of any kind to which Parent is a party or by which it is bound (x) obligating Parent to issue, grant, deliver or sell, or cause to be issued, granted, delivered or sold, additional shares of capital stock of, or other equity, voting or ownership interests in, or any security convertible or exercisable for or exchangeable into any capital stock of, or other equity, voting or ownership interest in Parent, (y) obligating Parent to issue, grant, sell, extend or enter into any such option, warrant, call, right, security, unit, commitment, Contract, arrangement or undertaking or (z) that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of the capital stock of Parent. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to (i) repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity, voting or ownership interests in, Parent or any Parent Subsidiary (ii) vote or dispose of any shares of capital stock of, or other equity, voting or ownership interest in, any Parent Subsidiaries.

(e) During the period from the close of business on the Capitalization Date to the date of this Agreement, there have been no issuances by Parent of Parent Shares or Parent Preferred Stock, or other equity, voting or ownership interests in Parent, other than issuances of shares of Parent Common Stock in connection with the vesting or settlement of Parent Restricted Stock, in each case, in accordance with their terms.

SECTION 4.04. Authority; Execution and Delivery; Enforceability. (a) Each Parent Entity has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by each Parent Entity of this Agreement, the performance by it of its obligations hereunder and the consummation by them of the Transactions have been duly authorized by all necessary corporate action on the part of such Parent Entity, subject to the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands. Each Parent Entity has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except, in each case, insofar as such enforceability may be limited by the Enforceability Exceptions.

(b) The Parent Board at a meeting duly called and held, duly and unanimously adopted resolutions (i) declaring that this Agreement and consummation of the Transactions, including the Merger and the Share Issuance, are advisable and fair to, and in the best interests of, Parent and its shareholders, (ii) approving this Agreement and the Transactions, including the Merger and the Share Issuance, and (iii)  authorizing the execution of this Agreement and the consummation of the Transactions.

SECTION 4.05. No Conflicts; Consents. (a) The execution and delivery by each Parent Entity of this Agreement and the performance by them of their obligations hereunder do not, and the consummation of the Merger and the other Transactions and compliance with the terms hereof and thereof will not (i) conflict with, or result in any violation of any provision of, the organizational documents of any Parent Entity or any Parent Subsidiary, (ii) conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of the Parent Entities or any Parent Subsidiary under, any provision of any material Contract to which any Parent Entity or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) assuming the accuracy of the representations set forth in Section 3.05(c), conflict with, or result in any violation of any provision of, subject to the filings and other matters referred to in Section 4.05(b), any Judgment or Law applicable to the Parent Entities or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b) Assuming the accuracy of the representations set forth in Section 3.05(c), no Consent of or from, or registration, declaration, notice or filing with or made to any Governmental Entity or the expiry of any related waiting period (and any extension thereof) is required to be obtained or made by or with respect to the Parent

Entities in connection with the execution, delivery and performance by the Parent Entities of this Agreement or the consummation of the Transactions, other than (i) compliance with and filings under the HSR Act and any other mandatory or appropriate merger control filings and notifications in respect of the Transactions, (ii) the filing with the SEC of (A) a registration statement on Form F-4 relating to the registration under the Securities Act of the Parent Shares to be issued as Merger Consideration (the “Form F-4”) and declaration of effectiveness of the Form F-4 and (B) such other reports required in connection with the Transactions under, and such other compliance with, the Exchange Act and the Securities Act and the rules and regulations thereunder, (iii) any filings required under the rules and regulations of the NASDAQ and the approvals of the NASDAQ to authorize the listing, (iv) the filing of the Articles of Merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, (v) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the Merger Consideration, and (vi) such other items that the failure of which to obtain or make would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.06. SEC Documents; Undisclosed Liabilities. (a) Parent has furnished or filed all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed with the SEC by Parent since January 1, 2021 (the documents referred to in this Section 4.06(a) being referred to collectively as the “Parent SEC Documents”). None of the Parent SEC Documents is, as of the date of this Agreement and to the Knowledge of Parent, the subject of ongoing SEC review or outstanding or unresolved comments.

(b) Each Parent SEC Document (i) at the time filed, complied as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Document and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment prior to the date of this Agreement or the Closing Date, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The consolidated financial statements of Parent included in the Parent SEC Documents when filed (x) complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, (y) were prepared in accordance with GAAP (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not or will not be material in amount or effect) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (z) fairly presented in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods shown (subject, in the case of unaudited interim financial statements, to normal year-end audit adjustments). Except as set forth in the Parent SEC Documents filed by Parent with the SEC and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”), or as incurred pursuant to this Agreement or in the ordinary course of business since the date of the last balance sheet included in the Filed Parent SEC Documents, neither Parent nor any Parent Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that are required by GAAP to be set forth on a consolidated balance sheet of Parent and its consolidated subsidiaries or in the notes thereto and that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Each of the principal executive officer of Parent and the principal financial officer of Parent (or each former principal executive officer of Parent and each former principal financial officer of Parent) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Parent SEC Documents, and the statements contained in such certifications are true and correct. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX. None of the Parent Entities has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(d) Parent maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) designed to provide reasonable assurance (A) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (B) that transactions are executed only in accordance with the authorization of management and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s properties or assets that could have a material effect on Parent’s financial statements.

(e) The “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) utilized by Parent are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information required to be disclosed is accumulated and communicated to the management of Parent, as appropriate, to allow timely decisions regarding required disclosure and to enable the principal executive officer and principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports.

(f) Since January 1, 2021, none of Parent, Parent’s independent accountants, the Parent Board or the audit committee of the Parent Board has received any oral or written notification of any (i) “significant deficiency” in the internal controls over financial reporting of Parent, (ii) “material weakness” in the internal controls over financial reporting of Parent or (iii) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” shall have the meanings assigned to them in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

SECTION 4.07. Disclosure Documents. (a) Each document required to be filed by Parent with the SEC in connection with the Merger and the other Transactions, including the Form F-4 and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC thereunder.

(b) At the time the Form F-4 or any amendment or supplement thereto is filed with the SEC, and at the time the Form F-4, as amended or supplemented, is declared effective under the Securities Act, the Form F-4, as amended or supplemented, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent in this Section 4.07 with respect to statements made or incorporated by reference therein based on information supplied by the Company specifically for inclusion or incorporation by reference in such documents.

(c) None of the information supplied or to be supplied by Parent, any Parent Subsidiary or Parent’s Representatives for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to holders of Company Common Stock or at the time of the Company Shareholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

SECTION 4.08. Absence of Certain Changes or Events. During the period since January 1, 2023 to the date of this Agreement, (a) other than in connection with the Transactions, Parent has conducted its business in the ordinary course consistent with past practice in all material respects and (b) there has not been any change, effect, event, circumstance, development or occurrence that would, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.09. Brokers; Schedule of Fees and Expenses. No broker, investment banker, financial advisor or other similar person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with Transactions based upon arrangements made by or on behalf of Parent.

SECTION 4.10. Tax Matters.

(a) No Parent Entity or Parent Subsidiary has Knowledge of any fact or circumstance that could, individually or in the aggregate, reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(b) Each of Parent and each Parent Subsidiary is (and has been since January 1, 2018) exempt from U.S. federal income Taxes on its U.S.-source shipping income pursuant to Section 883 of the Code.

(c) Each of Parent and each Parent Subsidiary has (i) duly and timely filed, or caused to be filed, taking into account any extensions, all income and other material Tax Returns required to have been filed and such Tax Returns are correct and complete in all material respects and (ii) duly and timely paid, withheld or remitted all material Taxes (whether or not shown as due and payable on such Tax Returns) required to have been paid, withheld or remitted by it, including any withholding Tax.

(d) As of the date of this Agreement, there are no pending written claims by a Governmental Entity in a jurisdiction where Parent or any Parent Subsidiary do not file Tax Returns that Parent or any Parent Subsidiary is or may be subject to Taxes in such jurisdiction.

(e) Neither Parent nor any Parent Subsidiary has received any written notice of any audit, judicial proceeding or other examination against or with respect to Parent or any Parent Subsidiary with respect to a material amount of Taxes.

(f) Each of Parent and each Parent Subsidiary is treated as a corporation for Tax purposes. Parent is not a “passive foreign investment company” within the meaning of Section 1297 of the Code. In addition, each of Parent and each Parent Subsidiary is not now subject to the requirements of Section 7874 of the Code as an “expatriated entity.”

SECTION 4.11. Litigation. There is no Action pending (or, to the Knowledge of Parent, threatened) against Parent or any Parent Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Parent Subsidiary or any of their respective properties or assets except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.12. Permits. Parent and the Parent Subsidiaries are, and since January 1, 2021 have been, in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, exemptions, consents, certificates, approvals and orders of any Governmental Entity (including those required by Maritime Guidelines) necessary for Parent and the Parent Subsidiaries to own, lease and operate their properties and assets (including Parent Vessels) or to carry on their businesses (the “Parent Permits”), except where the failure to possess the Parent Permits would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.13. Compliance with Applicable Laws. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries are, and since January 1, 2021 have been, in compliance with all Laws (including Maritime Guidelines) applicable to Parent, the Parent Subsidiaries or any of their respective properties or assets (including Parent Vessels) and the terms and conditions of all Parent Permits. Since January 1, 2021, Parent has complied with the applicable listing and corporate governance rules and regulations of the NASDAQ except where the failure to comply has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Except for matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there is no demand or investigation by or before any Governmental Entity pending (or, to the Knowledge of Parent, threatened) alleging that Parent or any Parent Subsidiary is not in compliance with any applicable Law or the terms and conditions of all Parent Permit or which challenges or questions the validity of any rights of the holder of any Parent Permit. To the Knowledge of Parent, no noncompliance with any applicable Law or Parent Permit exists, except for any noncompliance that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.14. Environmental Matters. Except for those matters that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect:

(a) Parent, each Parent Subsidiary and each Parent Vessel is, and since January 1, 2021, has been, in compliance with applicable Environmental Laws and the terms and conditions of all Parent Permits required under Environmental Law (“Parent Environmental Permits”). All Parent Environmental Permits have been obtained, are in full force and effect, and neither Parent nor any Parent Subsidiary has received any written notice, or otherwise has any Knowledge, that any Governmental Entity has begun, or threatened to begin, any action to terminate, cancel or modify any Parent Environmental Permits;

(b) Neither Parent nor any Parent Subsidiary has (i) received any written notice, demand, request for information, citation, summons, complaint, letter or claim alleging that Parent or any such Parent Subsidiary or any Parent Vessel is in violation of, or is subject to any actual or alleged liability under, any Environmental Law or any Parent Environmental Permit or (ii) entered into or agreed to, or is otherwise subject to, any consent decree, writ, injunction or Judgment issued by any Governmental Entity against Parent or any Parent Subsidiary or otherwise with respect to any Parent Vessel pursuant to any Environmental Law or any Parent Environmental Permit;

(c) There is no Action pending, or, to the Knowledge of Parent threatened, against Parent or any Parent Subsidiary or otherwise with respect to any Parent Vessel with respect to any matters arising under any applicable Environmental Law;

(d) None of Parent, any Parent Subsidiary or, to the Knowledge of Parent, any other person has Released, or exposed any person to, any Hazardous Material, bilge water or ballast water that would reasonably be expected to form the basis of any Action against Parent or any Parent Subsidiary under Environmental Law or that has required or would reasonably be expected to require Parent or any Parent Subsidiary to conduct or pay for the costs of any monitoring, investigation or remedial action under any Environmental Law or any Parent Environmental Permit at any location; and

(e) Neither Parent nor any Parent Subsidiary has retained or assumed, by Contract, or to the Knowledge of Parent, by operation of Law, any liability of any other person under any Environmental Law.

SECTION 4.15. Parent Benefit Plans. The are no liabilities or obligations, whether actual or contingent, with respect to, any Parent Benefit Plan except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.16. Real Property; Tangible Property. (a) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and the Parent Subsidiaries, have good and valid fee simple title (or its jurisdictional equivalent) to its owned real property (the “Parent Owned Real Property”), free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the buildings, structures and systems occupied by Parent on the Parent Owned Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Parent and the Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of Parent, threatened with respect to any Parent Owned Real Property. Parent and the Parent Subsidiaries have not leased, subleased or licensed any portion of any Parent Owned Real Property to any person.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each material lease, sublease, license and other agreement (each, a “Parent Lease”) under which Parent or any Parent Subsidiary leases, subleases or licenses any real property (the “Parent Leased Real Property”), is valid, binding and in full force and effect, subject to the Enforceability Exceptions, (ii) no uncured default on the part of Parent or, if applicable, a Parent Subsidiary or, to the Knowledge of Parent, the landlord thereunder exists with respect to any Parent Lease and (iii) neither the execution and delivery of this Agreement nor the consummation of the Transactions will, with or without notice, the passage of time, or both, give rise to any right of the landlord or any other person under any Parent Lease to terminate such Parent Lease. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, the buildings, structures and systems occupied by Parent on the Parent Leased Real Property are structurally sound, in good operating condition and repair, normal wear and tear excepted, and free of any known latent defects and adequate for the current uses to which they are being put by Parent and the Parent Subsidiaries. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent and each Parent Subsidiary has a good and valid leasehold interest in or contractual right to use or occupy, subject to the terms of the applicable Parent Lease, the Parent Leased Real Property, free and clear of all Liens, except for the Permitted Liens. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, there are no condemnation proceedings pending or, to the Knowledge of Parent, threatened with respect to any Parent Leased Real Property. Parent and the Parent Subsidiaries have not leased, subleased or licensed any portion of any Parent Leased Real Property to any person.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, Parent or a Parent Subsidiary is the sole owner and has good, valid and marketable title to, or in the case of leased personal property assets, valid leasehold interests in, all tangible personal property currently used in the operation of the businesses of Parent and the Parent Subsidiaries, including the Parent Vessels, free and clear of any Liens, except Permitted Liens. The material tangible personal property currently used in the operation of the businesses of Parent and the Parent Subsidiaries is in good working order (reasonable wear and tear excepted) and is maintained consistently with industry standards, except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.17. Parent Vessels; Maritime Matters. (a) Section 4.17(a) of the Parent Disclosure Letter sets forth a true, correct and complete list of the vessels owned by Parent or a Parent Subsidiary (the vessels required to be scheduled thereon, the “Parent Vessels”), including its name, registered owner, time charter attached to it as of the date hereof (if applicable, excluding time charter single trips), its manager, International Maritime Organization number, flag, IMO number, type, date of the delivery, shipbuilder, depth, capacity (gross tonnage or deadweight tonnage, as specified therein), net tonnage, the pool in which entered (if applicable) and class. Each Parent Vessel is, in all material respects, lawfully documented and registered in the name of its registered owner under the Laws where such vessel is registered and each such vessel and owner of such vessel complies in all material respects with all applicable Laws to which such vessel may be registered.

(b) Each Parent Vessel is operated in compliance with all applicable Maritime Guidelines and Laws, except where such failure to be in compliance would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent or the applicable Parent Subsidiary is qualified to own and operate the Parent Vessels under applicable Laws, including the Laws of each Parent Vessel’s flag state, except where such failure to be qualified would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) each Parent Vessel (A) is duly registered under the flag set forth in Section 4.17(a) of the Parent Disclosure Letter, (B) is seaworthy and maintained in class, (C) has all national and international operating and trading certificates and endorsements (for the avoidance of doubt such certificates and endorsements may be extended due to delays in the ordinary course as a result of trading patterns, surveyor availability, drydock availability and/or similar operational matters), that are required for the operation of such Parent Vessel in the trades and geographic areas in which it is operated, each of which is valid and (D) has been classed by a classification society that is a member of the International Association of Classification Societies, and is fully in class with no significant material recommendations or notations and (ii) no event has occurred and no condition exists that would reasonably be expected to cause any Parent Vessel’s classification society to be suspended or withdrawn and all events and conditions that are required to be reported as to the class have been disclosed and reported to such Parent Vessel’s classification society.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (i) there has not been any incident on or with respect to any Parent Vessel since the date of its most recent Inspection or, with respect to any Parent Vessel which has not been inspected, since the date of this Agreement and (ii) the Parent Vessels are in substantially the same condition as at the date of their respective Inspection or the date of this Agreement, subject to fair wear and tear.

(e) Prior to the date hereof, Parent has made available to Company or its Representatives true, correct and complete copies of the most recent quarterly class, port state control, flag and rightship inspection reports related to each Parent Vessel.

(f) No Parent Vessel is subject to (i) requisition of title or other compulsory acquisition, requisition, appropriation, expropriation, nationalization, deprivation, forfeiture, or confiscation for any reason by any Governmental Entity or other competent authority, whether de jure or de facto, but excluding requisition for use or hire not involving requisition of title; (ii) any actual, constructive, compromised, agreed, or arranged total loss, as applicable, including such loss as may arise during a requisition for hire; (iii) any hijacking, piracy, theft, capture, detention, confiscation, forfeiture, seizure, condemnation, arrest, restraint, or disappearance which deprives Parent or a Parent Subsidiary (as applicable) of the use of such Parent Vessel; or (iv) any requisition for hire, and no Parent Vessel has been subject to such events within the last three (3) years.

(g) Over the past three (3)  years, none of the Parent Vessels have operated with a disabled automatic identification tracking system.

SECTION 4.18. FCPA, Anti-Corruption and Anti-Money Laundering. Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries, taken as a whole:

(a) neither Parent nor any Parent Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of Parent or any Parent Subsidiary, or, to the Knowledge of Parent, any of its captain, crew, managers or agents, in each case, acting on behalf of Parent or any Parent Subsidiary, is in violation, conspiring to violate or aiding and abetting the violation of, or, in the past five years has violated, conspired to violate, or aided and abetted the violation of the FCPA or made a violation of any other applicable Bribery Legislation or Anti-Money Laundering Laws (in each case to the extent applicable);

(b) neither Parent nor any Parent Subsidiary, nor any director, officer, or employee (when acting in their role as director, officer or employee) of Parent or any Parent Subsidiary, nor any Parent Vessel, are, or in the past five years have been, subject to or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, involving Parent or any Parent Subsidiary in any way relating to applicable Anti-Money Laundering Laws or Bribery Legislation, including the FCPA;

(c) in the last five years, Parent and each Parent Subsidiary has made and kept books and records, accounts and other records, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Parent and each Parent Subsidiary as required by applicable Bribery Legislation;

(d) Parent and each Parent Subsidiary has instituted policies and procedures reasonably designed to promote compliance with the FCPA and other applicable Bribery Legislation and maintain such policies and procedures in force; and

(e) no officer or director of Parent or any Parent Subsidiary is a Government Official.

SECTION 4.19. Sanctions.

(a) None of Parent or any Parent Subsidiary, nor any Parent Vessel, nor any of their respective directors, officers or employees, or, nor, to the Knowledge of Parent, any of their respective captains, crew, agents, managers or other third parties that act for or on behalf of Parent or any Parent Subsidiary or any Parent Vessel is a Sanctioned Person.

(b) Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to Parent and the Parent Subsidiaries taken as a whole, none of Parent or any Parent Subsidiary nor any Parent Vessel, nor any of their respective directors, officers or employees (in the case of directors, officers or employees, when acting for or on behalf of Parent or any Parent Subsidiary) or, to the Knowledge of Parent, their respective captains, crew, agents, managers and other third parties when acting for or on behalf of Parent or any Parent Subsidiary (a) directly or, to the Knowledge of Parent, indirectly, has in the past five years engaged in, is engaged in, or has any plan or commitment to engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of any Sanctions Laws or (ii) or any Sanctioned Country (including visiting a port in a Sanctioned Country), or (b) has in the past five years violated or is in violation of any Sanctions Laws or (c) has been the subject of or involved in any actual, pending (or, to the Knowledge of Parent, threatened) Action, or made any voluntary disclosures to any Governmental Entity, in any way relating to Sanctions Laws.

(c) Parent and each Parent Subsidiary has instituted policies and procedures reasonably designed to promote compliance with Sanctions Laws and maintain such policies and procedures in force.

SECTION 4.20. No Merger Sub Activity. Since the date of its formation, Merger Sub has not engaged in any activities other than in connection with this Agreement.

SECTION 4.21. Affiliate Transactions. Except for Contracts filed or incorporated by reference as an exhibit to the Filed Parent SEC Documents, Section 4.21 of the Parent Disclosure Letter sets forth a true and complete list of the Contracts or understandings that are in existence as of the date of this Agreement between, on the one hand, Parent or any Parent Subsidiary and, on the other hand, any (a) present executive officer or director of Parent or any Parent Subsidiary or any person that has served as an executive officer or director of Parent or any Parent Subsidiary within the last five years or any of such officer’s or director’s immediate family members, (b) record or beneficial owner of more than 5% of the shares of Parent Common Stock as of the date of this Agreement or (c) to the Knowledge of Parent, any affiliate of any such officer, director or owner (other than Parent or any Parent Subsidiary).

SECTION 4.22. Shareholder Rights Plan; Anti-Takeover Provisions. (a) Parent is not party to a shareholder rights plan, “poison pill” or similar anti-takeover agreement or plan.

(b) No “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or similar statute or Law applicable to Parent applies to this Agreement, the Merger and the other Transactions.

SECTION 4.23. No Vote Required. No vote or approval by the holders of securities of Parent is required to authorize and approve this Agreement or the issuance of the Parent Shares to be issued in the Merger or any of the other Transactions.

SECTION 4.24. Parent Shares. Parent has reserved a sufficient number of shares of Parent Common Stock in order to fulfill its obligations under this Agreement. All Parent Shares that may be issued in the Merger or the other Transactions pursuant to this Agreement will be, when issued in accordance with the terms of this Agreement for the consideration expressed herein, duly authorized, validly issued, fully paid and nonassessable, and will be free of restrictions on transfer. Parent has available sufficient cash or lines of credit available to pay the aggregate cash in lieu of fractional shares pursuant to Section 2.10, and Parent will have, at the Closing, all amounts required to be paid by Parent in connection with the consummation of the Transactions and any other related fees and expenses.

SECTION 4.25. Pending Transactions. None of Parent or any Parent Subsidiary is a party to any pending equity investment, or transaction to acquire, by merging or consolidating with, by purchasing a substantial portion of the assets of or equity in or by any other manner, any person or portion thereof, or otherwise acquire any assets, where the entering into of a definitive agreement relating to or the consummation of such transaction would reasonably be expected to (a) impose any material delay in the obtaining of, or material increase the risk of not obtaining, the Consents, approvals, authorizations or waivers of any Governmental Entity necessary to consummate the Transactions or the expiration of termination of any applicable waiting period, (b) materially increase the risk of any Governmental Entity seeking or entering a Judgment prohibiting the consummation of the Transactions or (c)  materially delay the consummations of the Transactions.

SECTION 4.26. No Other Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent in connection with the Closing, Parent acknowledges that neither the Company nor any Representative of the Company makes, and Parent acknowledges that it has not relied upon or otherwise been induced by, any other express or implied representation or warranty with respect to the Company or any Company Subsidiary or with respect to any other information provided or made available to Parent in connection with the Transactions, including any information, documents, projections, forecasts or other material made available to Parent or to Parent’s Representatives in certain “data rooms” or management presentations in expectation of the Transactions.

ARTICLE V

Covenants Relating to Conduct of Business

SECTION 5.01. Conduct of Business. (a) Conduct of Business by the Company. Except (w) as set forth in Section 5.01(a) of the Company Disclosure Letter, (x) otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or (z) with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall, and shall cause each Company Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, including by using reasonable best efforts to (A) operate the Company Vessels, or cause the Company Vessels to be operated, (1) in a customary manner consistent with the Company’s past practice, (2) in accordance with the requirements of the class and flag state of each of the Company Vessels and the applicable manager’s safety and planned management systems and (3) in compliance with the requirements of port states with which each Company Vessel trades and (B) maintain the Company Vessels, or cause the Company Vessels to be maintained, in good condition (provided that with respect to any managers of the Company Vessels (other than the Company or any Company Subsidiary) the obligations in the foregoing clause (i) shall be limited to using reasonable best efforts to cause the relevant manager to operate the Company Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that the Company or any Company Subsidiary has under any management Contract with any such manager) and (ii) use reasonable best efforts to preserve intact its business organization and business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, third-party managers and Governmental Entities, and using reasonable best efforts to keep the services of its current officers and key employees. In addition, and without limiting the generality of the foregoing, except as set forth in Section 5.01(a) of the Company Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Company Dividend Policy and Section 6.15, (2) dividends and distributions by any wholly owned Company Subsidiary to its applicable parent, and (3) accrued dividends on unvested shares of Company Common Stock, (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities or (C) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, from any third party, any capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary or any securities thereof convertible into or exchangeable or exercisable for capital stock or voting securities of, or equity interests in, the Company or any Company Subsidiary, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests, other than (x) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to Company RSUs, Company PSUs, Company Performance-Based Restricted Shares, Company Restricted Shares or Convertible Notes and (y) the acquisition by the Company of a Company RSU, Company PSU, Company Performance-Based Restricted Shares, Company Restricted Shares or Convertible Notes in connection with the forfeiture of such Company RSU, Company PSU, Company Performance-Based Restricted Share, Company Restricted Share or Convertible Note as applicable;

(ii) (A) amend the Company Charter or the Company By-Laws or (B) amend in any material respect the charter or organizational documents of any other Company Subsidiary;

(iii) except as required by the terms or conditions of any Contract or Company Benefit Plan, (A) establish, adopt, enter into, terminate, amend or modify any Company Benefit Plan (or any plan, program, arrangement, practice or agreement that would be a Company Benefit Plan if it were in existence on the date of this Agreement), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Company Benefit Plans (or any plan, program, arrangement, practice or agreement that would be a Company Benefit Plan if it were in existence on the date of this Agreement), (C) grant or agree to grant any Company Service Provider any increase in compensation, wages, bonuses, incentives, severance pay, fringe or other compensation, or pension or other benefits, or pay any bonus to, or grant any loan to, any Company Service Provider, (D) grant or agree to grant any equity awards, change in control, severance or entitlements to termination pay, (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Company Benefit Plan, enter into any trust, annuity or insurance Contract or similar agreement with respect to any Company Benefit Plan other than in the ordinary course of renewing such Contract or similar arrangement, or change the manner in which contributions to any Company Benefit Plan are made or the basis on which such contributions are determined, (F) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Company Service Provider or any Company Benefit Plan (or any award thereunder), (G) terminate the employment of any Company Service Provider with an annual base salary in excess of $210,000, other than due to such individual’s death, disability or for cause (as determined by the Company in the ordinary course of business) or (H) hire any individual who would have an annual base salary in excess of $210,000;

(iv) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Law);

(v) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(vi) authorize or announce an intention to authorize (except in connection with a Company Adverse Recommendation Change in accordance with Section 5.02(d) in order to accept a Superior Proposal; provided that the Company has complied with Section 5.02), or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be a Company Vessel if owned on the date hereof or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, except for transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(vii) enter into any new material line of business or form or enter into a material partnership, joint venture, strategic alliance or similar arrangement with a third party;

(viii) issue, deliver, grant, sell, pledge, dispose of or encumber, or authorize the issuance, delivery, grant, sale, pledge, disposition or encumbrance of, any shares in its capital stock, voting securities or other equity interest in the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares, voting securities or equity interest, or any rights, warrants or options to acquire any such shares in its capital stock, voting securities or equity interest or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units or take any action to cause to be exercisable any otherwise unexercisable Company Equity Award under the Company Incentive Plan (except as otherwise required by the express terms of any Company Equity Award outstanding on the date hereof), other than (A) issuances of Company Shares in respect of the vesting or settlement of Company Equity Awards or Convertible Notes outstanding on the date hereof and in accordance with their respective present terms or (B) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(ix) redeem, repurchase, prepay, repay, defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respect the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness for borrowed money among the Company and wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (B) guarantees by the Company of Indebtedness for borrowed money of wholly owned Company Subsidiaries or guarantees by wholly owned Company Subsidiaries of Indebtedness for borrowed money of the Company or any wholly owned Company Subsidiary, which Indebtedness is incurred in compliance with this Section 5.01(a)(ix), (C) repayments of revolving credit facilities that do not decrease the aggregate amount of borrowings available thereunder and drawdowns of revolving credit facilities, (D) payments for the amortization of principal required by the terms of such Indebtedness and (E) repayment of interest rate swap Contracts; provided that nothing contained herein shall prohibit the Company and the Company Subsidiaries from making guarantees or obtaining letters of credit or surety bonds for the benefit of commercial counterparties in the ordinary course of business consistent with past practice;

(x) (A) waive, cancel, forgive, release, settle or assign any material Indebtedness (other than Indebtedness solely among the Company and Company Subsidiaries) owed to the Company or a Company Subsidiary or any material claims held by the Company or any Company Subsidiaries against any person or (B) grant any new material refunds, credits, rebates or allowances to any customers;

(xi) make any loans to any other person, except for loans among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries;

(xii) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Company Vessel or any of its other material properties or assets (including shares of capital stock or other equity interests of the Company or any of the Company Subsidiaries, but excluding any Company Intellectual Property, which, for the avoidance of doubt, is governed by Section 5.01(a)(xiii)), except (A) pursuant to existing agreements in effect prior to the execution of this Agreement, (B) dispositions of obsolete or worthless equipment, in each case, in the ordinary course of business, (C) for transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, and (D) voyage charters of Company Vessels or time charters of Company Vessels of a duration of nine months or less, in each case, in the ordinary course of business;

(xiii) (A) sell, license, sublicense, covenant not to assert, allow to lapse, fail to maintain, transfer or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any material Company Intellectual Property, except for non-exclusive licenses granted in the ordinary course of business (1) to customers or (2) to service providers for use for the benefit of the Company or the Company Subsidiaries; or (B) disclose to any third parties any trade secrets or material confidential information of the Company or any Company Subsidiary, except pursuant to reasonable protective confidentiality agreements;

(xiv) (A) compromise or settle any Action, in each case made or pending by or against the Company or any of the Company Subsidiaries (for the avoidance of doubt, including any compromise or settlement with respect to matters in which any of them is a plaintiff), or any of their employees, officers or directors in their capacities as such, other than the compromise or settlement of Actions that: (1) involve the payment by the Company of an amount not in excess of $250,000 for any single Action or $1,750,000 in the aggregate (in each case, excluding any amounts that insurance companies have agreed to pay under existing insurance policies), and (2) do not involve an admission of guilt or impose any injunctive or other non-monetary remedy or a material restriction on the Company and the Company Subsidiaries (other than customary release, confidentiality and non-disparagement obligations) or (B) commence any Action, that is reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole, other than in the ordinary course of business;

(xv) make or change any Tax election (other than in the ordinary course of business), change any Tax accounting period or method of Tax accounting, file any amended Tax Return, settle or compromise any audit or proceeding relating to Taxes or agree to an extension or waiver of the statute of limitations (other than pursuant to an automatic extension of the due date for filing a Tax Return), enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of U.S. state, local, or non-U.S. Law), or surrender any right to claim a material Tax refund, in each case, that is material to the Company and the Company Subsidiaries, taken as a whole;

(xvi) except for capital expenditures incurred in the ordinary course of business in accordance with the Company’s budget plan provided to Parent prior to the date of this Agreement, make any new capital expenditure or expenditures in excess of $500,000 individually or $1,000,000 in the aggregate;

(xvii) except in connection with any transaction to the extent specifically permitted by any other clause of this Section 5.01(a), (A) enter into any Contract that would, if entered into prior to the date hereof, be a Company Material Contract or a Company Lease, or (B) materially modify, materially amend or terminate or fail to renew any Company Material Contract or any Company Lease, or waive, release, assign or fail to enforce any material rights or claims thereunder in a manner that is adverse to the Company or any Company Subsidiary (provided that, notwithstanding anything to the contrary herein, the Company or any Company Subsidiary shall be permitted to enter into voyage charters of Company Vessels or time charters of Company Vessels of a duration of nine months or less, in each case, in the ordinary course of business);

(xviii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization other than transactions involving only immaterial wholly owned Company Subsidiaries or file a petition in bankruptcy;

(xix) materially reduce the amount of insurance coverage or fail to use reasonable best efforts to renew any material existing insurance policies;

(xx) amend or otherwise modify the economic terms, any terms with respect to future engagements or any other terms in any material respect of any engagement letter between the Company and any financial advisor described in Section 3.09, or enter into a new engagement letter with any such financial advisor;

(xxi) create any Company Subsidiary except in the ordinary course of business;

(xxii) modify or amend, terminate, let lapse or fail to timely renew any Company Permit in a manner that adversely impacts the Company’s ability to conduct its business in any material respect;

(xxiii) take any action that would result in a change to the conversion rate of the Convertible Notes from the rate set forth in Section 3.03(a), other than any change as a result of the Transactions or any change as a result of regular quarterly cash dividends payable by the Company in respect of shares of Company Common Stock as permitted by Section 5.01(a)(i) above;

(xxiv) amend or otherwise modify the Shareholder Rights Agreement, other than amending the Shareholder Rights Agreement to extend the expiration date beyond June 22, 2024;

(xxv) (A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of Sanctions Laws or (ii) in any Sanctioned Country (including visiting a port in a Sanctioned Country), and (B) comply with Sanctions Laws, the FCPA, and applicable Corruption Laws and Anti-Money Laundering Laws; or

(xxvi) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(b) Conduct of Business by Parent. Except (w) as set forth in Section 5.01(b) of the Parent Disclosure Letter, (x) as otherwise expressly permitted or expressly contemplated by this Agreement, (y) as required by applicable Law or (z) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall, and shall cause each Parent Subsidiary to, (i) conduct its business in the ordinary course in all material respects consistent with past practice, including by using reasonable best efforts to (A) operate the Parent Vessels, or cause the Parent Vessels to be operated, (1) in a customary manner consistent with Parent’s past practice, (2) in accordance with the requirements of the class and flag state of each of the Parent Vessels and the applicable manager’s safety and planned management systems and (3) in compliance with the requirements of port states with which each Parent Vessel trades and (B) maintain the Parent Vessels, or cause the Parent Vessels to be maintained, in good condition (provided that with respect to any managers of the Parent Vessels (other than Parent or any Parent Subsidiary) the obligations in the foregoing clause (i) shall be limited to using reasonable best efforts to cause the relevant manager to operate the Parent Vessels to comply with the foregoing, including through the exercise or non-exercise of any consent rights that Parent or any Parent Subsidiary has under any management Contract with any such manager) and (ii) use reasonable best efforts to preserve intact its business organization and business relationships, including by maintaining its relations and goodwill with all material suppliers, material customers, third-party managers and Governmental Entities, and using reasonable best efforts to keep available the services of its current officers and key employees. In addition, and without limiting the generality of the foregoing, except as set forth in

Section 5.01(b) of the Parent Disclosure Letter or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms, Parent shall not do any of the following:

(i) (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, other than (1) regular quarterly cash dividends payable by Parent in respect of shares of Parent Common Stock with declaration, record and payment dates and in amounts consistent with past practice and in accordance with the Parent Dividend Policy and Section 6.15, (2) dividends and distributions by any Parent Subsidiary to its applicable parent and (3) dividends and distributions with record dates after the Effective Time or (B) split, combine, subdivide or reclassify any of its capital stock, other equity interests or voting securities, or securities convertible into or exchangeable or exercisable for capital stock or other equity interests or voting securities or issue, propose or authorize the issuance of any other securities in respect of, in lieu of or in substitution for capital stock;

(ii) (A) amend the Parent Charter or the Parent Bylaws or (B) amend in any material respect the charter or organizational documents of any other Parent Subsidiary, except in the case of the organizational documents of Merger Sub, to the extent any such amendment is necessary to consummate any of the Transactions;

(iii) except as required by the terms or conditions of any Contract or Parent Benefit Plan, (A) grant or agree to grant any Parent Service Provider with an annual base salary in excess of $250,000 any increase in compensation, severance pay, equity awards or change in control pay, other than in the ordinary course of business consistent with past practice, (B) change any actuarial or other assumption used to calculate funding obligations with respect to any Parent Benefit Plan, enter into any trust, annuity or insurance Contract or similar agreement with respect to any Parent Benefit Plan other than in the ordinary course of renewing such Contract or similar arrangement, or change the manner in which contributions to any Parent Benefit Plan are made or the basis on which such contributions are determined or (C) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Parent Service Provider or any Parent Benefit Plan (or any award thereunder);

(iv) make any material change in financial accounting policies, principles, practices or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, applicable Law or SEC policy;

(v) authorize or announce an intention to authorize, or enter into agreements providing for, or consummate, any acquisitions of an equity interest in or a substantial portion of the assets of any person or any vessel that would be a Parent Vessel if owned on the date hereof or any business or division thereof, in each case whether by merger, consolidation, business combination, acquisition of stock or assets, license or formation of a joint venture or otherwise or make a capital investment in any person, if such acquisition would reasonably be expected to prevent or materially impair or delay the ability of Parent to perform its obligations hereunder or consummate the Merger or the other Transactions;

(vi) sell, lease, license, transfer, exchange, swap or otherwise abandon or dispose of, or subject to any Lien (other than Permitted Liens), any Parent Vessel or any of its other material properties or assets (including shares of capital stock or other equity interests of Parent or any of the Parent Subsidiaries) if such transaction would reasonably be expected to prevent or materially impair or delay the ability of Parent to perform its obligations hereunder or consummate the Merger or the other Transactions;

(vii) authorize, recommend, propose or announce an intention to adopt or effect a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, re-domiciliation or other reorganization, other than transactions involving only immaterial wholly owned Parent Subsidiaries or file a petition in bankruptcy;

(viii) (A) directly or indirectly engage in investments, activities, business, transactions or dealings with or involving, or to derive revenues from, or act for the benefit of, (i) any Sanctioned Person in violation of Sanctions Laws or (ii) in any Sanctioned Country (including visiting a port in a Sanctioned Country), and (B) comply with Sanctions Laws, the FCPA, and applicable Corruption Laws and Anti-Money Laundering Laws; or

(ix) authorize any of, or commit, resolve or agree to take any of, the foregoing actions.

(c) Other Actions. Each of the Company and Parent shall not, and shall not permit any of their respective subsidiaries to, take any action that would, or that would reasonably be expected to, result in any condition set forth in Article VII not being satisfied (other than as expressly permitted by Section 5.02 or 8.01).

(d) Advice of Changes. Each of Parent and the Company shall promptly advise the other of any change or event, of which it has Knowledge, (i) having or reasonably likely to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be or (ii) that would or would be reasonably likely to cause or constitute a material breach of any of its respective representations, warranties or covenants contained in this Agreement if such material breach would result in the failure of any condition set forth in Section 7.03(a), 7.03(b), 7.02(a) or 7.02(b), respectively, by the End Date, except that (A) no such notification will affect the representations, warranties or covenants of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement and (B) a failure to comply with this Section 5.01(d) will not constitute the failure of any condition set forth in Article VII to be satisfied unless the underlying Parent Material Adverse Effect, Company Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VII to be satisfied.

SECTION 5.02. Solicitation; Change in Recommendation. (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m., New York City time, on January 10, 2024 (the “Go-Shop Period”), the Company and the Company Subsidiaries and their respective Representatives shall have the right to, directly or indirectly: (i) initiate, solicit, propose, facilitate, encourage, cooperate with respect to, and take any other action for the purpose of such initiation, solicitation, proposal, facilitation, encouragement or cooperation with respect to, and take any other action for the purpose of facilitating, encouraging or cooperating with, whether publicly or otherwise, Company Takeover Proposals from a Go-Shop Party (or inquiries, proposals or offers from a Go-Shop Party or other efforts or attempts that may reasonably be expected to lead to a Company Takeover Proposal from a Go-Shop Party), including by way of providing access to non-public information pursuant to one or more Acceptable Confidentiality Agreements with any such Go-Shop Party; provided that the Company shall concurrently provide to Parent, or give Parent access to, any non-public information concerning the Company or the Company Subsidiaries that is provided to, or for which access is provided to, any Go-Shop Party which was not previously provided to Parent or its Representatives; and (ii) enter into, engage in and maintain discussions or negotiations with a Go-Shop Party with respect to Company Takeover Proposals (or inquiries, proposals or offers from a Go-Shop Party or other efforts or attempts that may reasonably be expected to lead to a Company Takeover Proposal from a Go-Shop Party) and otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, offers, efforts, attempts, discussions or negotiations with a Go-Shop Party. For purposes of clarity, the Company’s obligations solely with respect to the Go-Shop Parties under Section 5.02(b) shall commence upon the expiration of the Go-Shop Period unless the Company Board or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c) with respect to a Company Takeover Proposal submitted by any Go-Shop Party prior to the expiration of the Go-Shop Period.

(b) Except as expressly permitted by this Section 5.02 (including with respect to a Go-Shop Party during the Go-Shop Period) and except in respect of any Go-Shop Party that has submitted a Company Takeover Proposal prior to the expiration of the Go-Shop Period with respect to which the Company Board or any committee or subcommittee thereof has made the determination referred to in Section 5.02(c) prior to the expiration of the Go-Shop Period, the Company shall and shall cause each of the Company Subsidiaries and its and their respective employees, officers and directors to, and shall instruct and use reasonable best efforts to cause its Representatives retained by it and acting on its behalf to, at all times during the period commencing from the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VIII and the Effective Time (i) immediately cease and cause to be terminated any solicitation, discussions or negotiations with any persons that may then be ongoing with respect to or which could reasonably be expected to lead to a Company Takeover Proposal, immediately terminate all physical and electronic data room access previously granted to any such person or its representatives and request that such persons deliver to the Company or destroy all copies of, studies based upon and any extracts or summaries from, any non-public information of the Company in such person’s possession or control, which non-public information was provided by or on behalf of the Company in connection with a Company Takeover Proposal on or prior to the expiration of the Go-Shop Period with respect to a Go-Shop Party or on or prior to the date of this Agreement with respect to any other person, and (ii) not, directly or indirectly, (A) initiate, solicit, assist or knowingly encourage or facilitate (including by way of furnishing non-public information) the submission of any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) enter into, engage in, continue or otherwise participate in any discussions or negotiations regarding (except to clarify the terms and conditions of any such inquiry, proposal or offer, to request that any such inquiry, proposal or offer made orally be made in writing, or to notify any person of the provisions of this Section 5.02), or furnish to any other person any non-public information relating to, or afford any other person access to the business, operations, assets, books, records or personnel of the Company or any Company Subsidiary in connection with, or for the purpose of, facilitating or encouraging a Company Takeover Proposal or any proposal that would reasonably be expected to lead to, a Company Takeover Proposal, (C) approve, endorse or recommend any Company Takeover Proposal or submit a Company Takeover Proposal or any matter related thereto for the approval of the Company shareholders, (D) waive, terminate or modify, any provision of any standstill or confidentiality agreement that prohibits or purports to prohibit a proposal being made to the Company Board (or any committee thereof) unless the Company Board has determined in good faith, after consultation with its outside counsel, that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (E) enter into any Contract, letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to a Company Takeover Proposal or (F) authorize or commit to do any of the foregoing. Without limiting the foregoing, it is agreed that any violation of the restrictions in this Section 5.02 applicable to the Company by any of the Company’s affiliates or any of its other Representatives shall be deemed to be a breach of this Section 5.02 by the Company.

(c) Notwithstanding anything contained in Section 5.02(b), if at any time on or after the date of this Agreement and prior to obtaining the Company Shareholder Approval, the Company or any of its Representatives receives a bona fide written Company Takeover Proposal, which Company Takeover Proposal did not result from any breach of this Section 5.02, (i) the Company and its Representatives may contact and engage in discussions with such person or group of persons making such Company Takeover Proposal or its or their Representatives and financing sources solely to clarify the terms and conditions thereof or to request that any Company Takeover Proposal made orally be made in writing or to notify such person or group of persons or its or their Representatives and financing sources of the provisions of this Section 5.02, and (ii) if the Company Board or any duly authorized committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that (A) such Company Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal and (B) the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company and any of its Representatives may (x) enter into an Acceptable Confidentiality Agreement with such person or group of persons making such Company Takeover Proposal and furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and the Company Subsidiaries to the person or group of persons who has made such Company Takeover Proposal and its or their respective Representatives and financing sources; provided that the Company shall concurrently provide to Parent, or give Parent access to any non-public information concerning the Company or any Company Subsidiary that is provided to, or for which access is provided to, any such person given such access which was not previously provided to Parent or its Representatives and (y) subject to the execution of an Acceptable Confidentiality Agreement and compliance with this Section 5.02, engage in or otherwise participate in discussions or negotiations with the person or group of persons making such Company Takeover Proposal and its or their Representatives. The parties acknowledge and agree that any contacts, disclosures, discussions or negotiations permitted under this Section 5.02(c), including any public announcement that the Company or the Company Board has made any determination contemplated by this Section 5.02(c) to take or engage in any such actions, shall not in and of itself constitute a Company Adverse Recommendation Change or otherwise constitute a basis for Parent to terminate this Agreement pursuant to Section 8.01.

(d) Neither the Company Board nor any other committee thereof will (i) (A) withhold or withdraw (or modify in any manner adverse to Parent), or propose publicly to withhold or withdraw (or modify in any manner adverse to Parent), the Company Board Recommendation (it being understood that publicly taking a neutral position or no position (except as provided in clause (y) below) with respect to a Company Takeover Proposal shall be considered a modification to the Company Board Recommendation in a manner adverse to Parent) or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Company Takeover Proposal (it being understood that the Company Board or any duly authorized committee thereof may, and may cause the Company to, (x) make a customary “stop, look and listen” communication), and (y) elect to take no position with respect to a Takeover Proposal until the close of business on the tenth Business Day after the commencement of such Takeover Proposal pursuant to Rule 14e-2 under the Exchange Act (any action described in this clause (i), other than the actions in the foregoing clause (x) and (y) being referred to as a “Company Adverse Recommendation Change”) or (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, or allow the Company or any of the Company Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or arrangement (other than an Acceptable Confidentiality Agreement pursuant to Section 5.02(a)) constituting, or that is intended to or would reasonably be expected to result in or lead to any Company Takeover Proposal, or requiring, or that would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise impede, interfere with or be inconsistent with, the Transactions, or requiring, or that would reasonably be expected to cause, the Company to fail to comply with this Agreement (each, a “Company Acquisition Agreement”). Notwithstanding the foregoing or anything else to the contrary herein, at any time prior to obtaining the Company Shareholder Approval, the Company Board may (I) make a Company Adverse Recommendation Change in response to an Intervening Event or (II) make a Company Adverse Recommendation Change in response to and cause the Company to enter into a Company Acquisition Agreement with respect to a Company Takeover Proposal not solicited in violation of this Section 5.02 and terminate this Agreement pursuant to Section 8.01(d)(ii), in either case if the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisor and after giving effect to all of the adjustments to the terms of this Agreement that have been offered in writing by Parent in accordance with this Section 5.02(d), that (x) in the case of clause (I) where the Company Adverse Recommendation Change is not made in response to a Company Takeover Proposal, failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (y) in the case of (A) clause (I) where such Company Adverse Recommendation Change is made in response to a Company Takeover Proposal or (B) clause (II), such Company Takeover Proposal constitutes a Superior Proposal; provided, however, that the Company Board will not be entitled to exercise its rights to make a Company Adverse Recommendation Change unless (x) the Company delivers to Parent a written notice (a “Company Notice”) (it being agreed that the delivery of the Company Notice shall not constitute a Company Adverse Recommendation Change) advising Parent that the Company Board intends to take such action and specifying the reasons therefor, including, in the case of an Intervening Event, a description of the Intervening Event in reasonable detail or, in the case of a Superior Proposal, (A) the identity of the party making such Superior Proposal, (B) the material terms and conditions of the Superior Proposal that is the basis of the proposed action by the Company Board and (C) a copy of the most current version of any proposed definitive agreement(s) with respect to any such Superior Proposal and (y) at or after 5:00 p.m., New York City time, on the fifth Business Day following the day on which the Company delivered the Company Notice (it being understood that for purposes of calculating such five Business Days, the first Business Day will be the first Business Day after the date of such delivery), the Company Board reaffirms in good faith (after consultation with its outside legal counsel and financial advisor) that (1) in the case of a Superior Proposal, such Company Takeover Proposal continues to constitute a Superior Proposal and (2) the failure to make a Company Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. Any change in the financial terms or any other material amendment to the terms and conditions of such Superior Proposal shall require a new Company Notice and a new three Business Day period, and any such three Business Day period shall be calculated in the same manner as the initial five Business Day period. In determining whether to make a Company Adverse Recommendation Change, the Company Board shall take into account any changes to the terms of this Agreement proposed in writing by Parent by 5:00 p.m., New York City time, on the last Business Day of the applicable five Business Day period or three Business Day period, as applicable, in response to a Company Notice, and if requested by Parent, the Company shall, and shall cause its Representatives to, engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that any Company Takeover Proposal would cease to constitute a Superior Proposal or that such failure to make a Company Adverse Recommendation Change due to an Intervening Event would cease to be reasonably likely to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, further, that any purported termination of this Agreement pursuant to this Section 5.02(d) shall be void and of no force and effect unless the termination is in accordance with Section 8.01(d)(ii) and, to the extent required under the terms of this Agreement, the Company pays Parent the applicable Company Termination Fee in accordance with Section 8.03 prior to or concurrently with such termination.

(e) In addition to the obligations of the Company set forth in Sections 5.02(a) and 5.02(d), prior to obtaining the Company Shareholder Approval, the Company shall promptly, and in any event within 24 hours, advise Parent orally and in writing of any Company Takeover Proposal or any request for information or inquiry, proposal or offer that would reasonably be expected to result in, lead to or that contemplates a Company Takeover Proposal, the identity of the person making any such Company Takeover Proposal, request, inquiry, proposal or offer and the material terms and conditions of any such Company Takeover Proposal, request, inquiry, proposal or offer (including a copy thereof and any financing commitment papers submitted therewith, if such Company Takeover Proposal is in writing). The Company shall (i) keep Parent reasonably informed on a reasonably current basis of the status, including any material change to the terms of, any such Company Takeover Proposal and (ii) promptly provide to Parent after receipt or delivery thereof with copies of all correspondence and other written material sent or provided to the Company from any third party in connection with any Company Takeover Proposal or sent or provided by the Company to any third party in connection with any Company Takeover Proposal (or, with respect to oral proposals, a written summary thereof). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02(e) will be subject to the terms of the Confidentiality Agreement.

(f) Nothing contained in this Section 5.02 or otherwise in this Agreement shall prohibit the Company from complying with Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or from making any other disclosure to the holders of Company Common Stock if, in the good-faith judgment of the Company Board, after consultation with its outside legal counsel, failure so to disclose would reasonably be expected to be inconsistent with its obligations under applicable Law; provided, however, that in no event shall the Company, the Company Board or any committee thereof, except as expressly permitted by and pursuant to Section 5.02(d), make a Company Adverse Recommendation Change.

(g) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means any confidentiality agreement entered into by the Company from and after the date of this Agreement that contains confidentiality provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, except that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making of or amendment or modification to Company Takeover Proposals.

“Company Takeover Proposal” means any inquiry, proposal or offer (whether or not in writing) with respect to any (i) tender offer or exchange offer, merger, amalgamation, arrangement, consolidation, share exchange, other business combination or similar transaction involving the Company or any Company Subsidiary, pursuant to which any person or group of persons (or affiliates thereof) would acquire 20% or more of the consolidated revenues, net income, earnings before interest expense, taxes, depreciation and amortization (“EBITDA”) or assets of the Company and the Company Subsidiaries, taken as a whole, (ii) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income, EBITDA or assets of the Company and the Company Subsidiaries, taken as a whole, (iii) issuance, sale or other disposition, directly or indirectly, to any person or group of persons (or affiliates or shareholders thereof) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (iv) transaction in which any person or group of persons (or affiliates or shareholders thereof) will acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which has beneficial ownership or has the right to acquire beneficial ownership, of 20% or more of the voting power of the Company or (v) combination of the foregoing (in each case, other than the Transactions).

“Intervening Event” means any material event, fact, circumstance, effect, development or occurrence that (i) was not known to, or reasonably foreseeable by, the Company Board as of the date hereof or, if known, the material consequences of which were not known or reasonably foreseeable as of the date hereof and (ii) does not involve or relate to the receipt, existence or terms of any Company Acquisition Agreement (or any proposal or inquiry that constitutes, or is reasonably expected to lead to, a Company Acquisition Agreement).

“Superior Proposal” means any bona fide written Company Takeover Proposal (with all references to “20%” included in the definition of “Company Takeover Proposal” deemed to be references to 50%) (not solicited by or on behalf of the Company or any Company Subsidiary or any of their respective Representatives in violation of, or otherwise resulting from a breach of, this Section 5.02) made by a third party after the date of this Agreement that, if consummated, would, which the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisor), be (i) more favorable to the holders of Company Common Stock from a financial point of view than the Merger and the other Transactions (taking into account all of the terms and conditions of, and the likelihood of completion of, such proposal and this Agreement (including any binding changes to the financial terms of this Agreement proposed by Parent in writing in response to such offer or otherwise)) and (ii) reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal and this Agreement.

ARTICLE VI

Additional Agreements

SECTION 6.01. Preparation of Proxy Statement, Form F-4; Shareholders Meeting and Approval. (a) As soon as reasonably practicable following the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement and the Parent Entities shall prepare and file with the SEC the Form F-4 in preliminary form. The Proxy Statement will be included in and will constitute a part of the Form F-4. Parent and the Company shall make available to each other all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement and the Form F-4. Such information and assistance shall include, if requested by Parent, the provision of such financial statements or other information of the Company and the Company Subsidiaries, and assistance with the preparation of pro forma financial statements of the Parent Entities, in each case that are required to be included or incorporated by reference into the Form F-4, and the Company shall use its reasonable best efforts to cause its auditors (and any other current or former auditors of the Company or any Company Subsidiary, as the case may

be) to deliver any required acknowledgements and consents in respect of any financial statements of the Company or any Company Subsidiary to be included or incorporated by reference into the Form F-4. The Company hereby consents to the inclusion or incorporation by reference into the Form F-4 of any financial statements or other information relating to the Company or any Company Subsidiary reasonably required to be included or incorporated by reference therein. Each of Parent and the Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the Proxy Statement cleared by the SEC, and the Form F-4 declared effective by the SEC, in each case as promptly as reasonably practicable. Parent and the Company shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement, Form F-4 or for additional information and promptly shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement or Form F-4. Notwithstanding the foregoing, prior to filing (or in the case of the Proxy Statement and Form F-4, mailing) the Proxy Statement, Form F-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and the Company, as the case may be, (i) shall provide the other party with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) shall consider in good faith all comments reasonably proposed by such other party and (iii) shall not file or mail such document or respond to the SEC prior to receiving such other party’s approval, which approval shall not be unreasonably withheld, conditioned or delayed. Each of the Company and Parent shall advise the other, promptly after receipt of notice thereof, of the time of effectiveness of the Form F-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Shares to be issued as Merger Consideration for offering or sale in any jurisdiction, and each of the Company and Parent will use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Company and Parent will also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable state securities or “blue sky” laws and the rules and regulations thereunder in connection with the Transactions.

(b) If any event or change occurs that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Form F-4, Parent or the Company, as the case may be, shall promptly notify the other party of such event or change, and the Parent Entities and the Company shall cooperate to promptly prepare and file with the SEC any necessary amendment or supplement to the Proxy Statement, Form F-4 and, as required by applicable Law, disseminate the information contained in any such amendment or supplement to the Proxy Statement or Form F-4 to the Company’s shareholders.

(c) The Company shall, as soon as reasonably practicable following effectiveness of the Form F-4, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of seeking the Required Company Shareholder Approvals and approval of other items related thereto. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s shareholders as soon as reasonably practicable after the Form F-4 is declared effective under the Securities Act, in accordance with applicable Law, the Company Charter and the Company By-Laws. The Company shall also include the Company Board Recommendation in the Proxy Statement and the Company Board shall use reasonable best efforts to solicit the approval of this Agreement by the holders of Company Common Stock, except to the extent that the Company Board shall have made a Company Adverse Recommendation Change as permitted by Section 5.02(b). Notwithstanding the foregoing, and subject to compliance with any requirements of applicable Law, the Company Charter and the Company By-Laws, if the Company reasonably believes, after consultation with its outside legal counsel and Parent, that (i) it is necessary to postpone or adjourn the Company Shareholders Meeting to ensure that any required amendment or supplement to the Proxy Statement is mailed to the holders of Company Common Stock within a reasonable amount of time in advance of the Company Shareholders Meeting, (ii) such postponement or adjournment is required by a court or other Governmental Entity of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or (iii)(A) it will not receive proxies sufficient to obtain the Required Company

Shareholder Approvals, whether or not a quorum is present or (B) it will not have sufficient shares of Company Common Stock present in person or by proxy to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting, then the Company, after consultation with Parent, may postpone or adjourn, or make one or more successive postponements or adjournments of, the Company Shareholders Meeting, so long as, in the case of any postponement or adjournment under clause (iii) of this Section 6.01(c), the date of the Company Shareholders Meeting is not postponed or adjourned more than an aggregate of 15 calendar days. Without limiting the generality of the foregoing, the Company agrees that its obligations pursuant to this Section 6.01(c) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company of any Company Takeover Proposal or, other than with respect to the fourth sentence of this Section 6.01(c), the making of any Company Adverse Recommendation Change by the Company Board.

SECTION 6.02. Reasonable Best Efforts; Notification. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the Merger and the other Transactions, including (i) the taking of all reasonable acts necessary to cause the conditions set forth in Article VII to be satisfied as soon as reasonably practicable, (ii) the obtaining of all mandatory or appropriate nonactions and Consents from Governmental Entities and the making of all mandatory or appropriate registrations and filings (including filings with Governmental Entities, if any), including those required under Antitrust Laws as set forth on Section 6.02(a)(ii) of the Company Disclosure Letter (the “Required Approvals”), and the taking of all reasonable steps as may be necessary to obtain a Consent from, or to avoid an Action by, any Governmental Entity, (iii) the obtaining of all appropriate Consents from third parties, including those set forth on Section 6.02(a)(iii) of the Company Disclosure Letter, and (iv) the execution and delivery of any additional instruments mandatory or appropriate to consummate the Transactions and to fully carry out the purposes of this Agreement. In connection with and without limiting the foregoing, the Company and Parent shall duly file, in consultation and cooperation with the other parties hereto, (x) with the U.S. Federal Trade Commission and the Antitrust Division of the Department of Justice, the notification and report form required under the HSR Act with respect to the Transactions (the “HSR Filing”) as promptly as practicable but no later than 10 Business Days after the date of this Agreement and (y) with any other Governmental Entities, the required merger control filings under the other applicable Antitrust Laws relating to the Transactions, as set forth on Section 6.02(a)(ii) of the Company Disclosure Letter (together with the HSR Filings, the “Required Notices”). Each party shall cooperate with the other party to the extent necessary to assist the other party in the preparation of the Required Notices, to request early termination of the waiting period required by the HSR Act and, if requested, to promptly amend or furnish additional information with respect to the Required Notices. The parties shall pay an equal share of all fees and payments incurred in connection with the filing of the Required Notices. None of the parties shall stay, toll, or extend any applicable waiting period under the HSR Act (or other applicable Antitrust Laws), or pull or refile any filing made under the HSR Act (or other applicable Antitrust Laws) without the advance written agreement of the other parties.

(b) In connection with and without limiting the foregoing, the Company and the Company Board and Parent shall (x) take all action necessary (including by granting any approvals) to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to any Transaction or this Agreement and (y) if any state takeover statute or similar statute or regulation becomes applicable to any Transaction or this Agreement, take all action necessary (including by granting any approvals) to ensure that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Merger and the other Transactions.

(c) Without limiting the foregoing, Parent shall not, and shall cause its affiliates not to, directly or indirectly (whether by merger, consolidation or otherwise), acquire, purchase, lease or license (or agree to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, or take or cause to take any action, if doing so would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, consents, approvals, authorizations or waivers of Governmental Entities necessary, proper or advisable to consummate the Transactions and secure the Required Approvals; (ii) materially delay the consummation of the Transactions; (iii) increase the risk of any Governmental Entities seeking or entering a Judgment prohibiting the consummation of the Transactions; (iv) materially increase the risk of not being able to remove any such Judgment on appeal or otherwise; or (v) otherwise materially impair or delay the ability of Parent and Merger Sub to perform their material obligations under this Agreement.

(d) In furtherance and not in limitation of the obligations in this Section 6.02, Parent agrees to (and shall cause its respective affiliates to) use its reasonable best efforts, and agrees to take (and shall cause its respective affiliates to take), any and all actions to avoid and, if necessary, eliminate, each and every impediment under any Antitrust Laws that may be asserted by any person, so as to enable the Closing to occur no later than the End Date, including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate orders, or otherwise agreeing to: (A) the sale, divestiture or disposition of, any assets, products, businesses or interests of the parties (or their respective affiliates); (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, products, businesses or interests; (C) any modification or waiver of the terms and conditions of this Agreement; or (D) take any other action that limits the freedom of action with respect to, or the ability to retain, any assets, products, businesses or interests of Parent or any of its affiliates in order to avoid the entry of or to effect the dissolution of any order or Action (whether temporary, preliminary or permanent), or that would otherwise have the effect of preventing or delaying the consummation of the Transactions or (ii) defending through litigation on the merits of any claim asserted in any Action by any person (including any Governmental Entity) seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of the Transactions and in the event that any permanent or preliminary injunction or other order is entered or becomes reasonably foreseeable to be entered in any Action that would make consummation of the Transactions unlawful or that would otherwise prevent or delay consummation of the Transactions, using best efforts to vacate, modify or suspend such injunction or order; provided, however, that nothing in this Agreement shall require Parent or Parent Subsidiaries (including the Company and Company Subsidiaries) to propose, execute, carry out or agree or submit to any action or remedy that individually or in the aggregate would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of (x) Parent and the Parent Subsidiaries (taken as a whole prior to the Closing) or (y) the Company and the Company Subsidiaries (taken as a whole) (any of the foregoing actions or remedies, individually or in the aggregate, a “Burdensome Condition”).

(e) Each party shall give prompt notice to the other party of the receipt of any material notice or other direct or indirect communication from a Governmental Entity in connection with the Transactions and, subject to applicable legal limitations and the instructions of any Governmental Entity, Parent and the Company shall keep each other apprised on a current basis of the status of matters relating to the completion of the transactions contemplated thereby, including promptly notifying the other and providing a summary of any oral communication and furnishing the other with copies of notices or other written communications received by Parent and the Company, as the case may be, or any of the Parent Subsidiaries or Company Subsidiaries, respectively, or any affiliates of the foregoing, from any third party and/or any Governmental Entity with respect to such transactions. The parties further agree that both Parent and the Company shall be represented in any substantive meeting or conversations, either in person, by telephone or video conference, with any Governmental Entity regarding matters related to the Transactions, except if, and to the extent that, any Governmental Entity objects to any parties being represented at any such meeting or in any such conversation; provided, however, that no notification pursuant to this Section 6.02(e) shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement.

(f) Notwithstanding this Section 6.02 or anything else to the contrary herein, Parent shall, acting reasonably and in good faith, have the sole right to direct and control the strategy and all other aspects of the parties’ efforts related to obtaining all mandatory or appropriate nonactions and Consents from Governmental Entities or in any Actions before any Governmental Entity relating to the Transactions; provided that, (i) Parent shall provide the Company with reasonable prior notice of commitments or material actions that Parent proposes to undertake with any Governmental Entity in connection with such efforts and (ii) Parent shall consult with the Company and consider the Company’s views with respect to such matters in good faith. Notwithstanding the foregoing, materials and information shared between the parties under this Section 6.02 may be limited to outside counsel and nothing in this Agreement shall require any party to provide to any other party any information or materials that (i) are sensitive personally identifiable information, (ii) are legally privileged, or (iii) that concern the valuation of the Company or information concerning the sale process, or proposals from third parties with respect thereto, except as otherwise required or permitted by Section 5.02 of this Agreement.

(g) Unless the parties have jointly determined pursuant to Section 6.14 that the Transactions should not qualify for the Intended Tax Treatment, notwithstanding anything else to the contrary contained in this Section 6.02, no party shall take, agree to take, or fail to take, any action, pursuant to this Section 6.02 (including Section 6.02(d)), that would, or would reasonably be expected to, prevent the Merger from qualifying for the Intended Tax Treatment, without the prior written consent of all the other parties; provided that, for the avoidance of doubt and consistent with Section 6.02(a), if this Section 6.02(g) applies to an action or inaction, the parties shall consider in good faith an alternative structure for the Transactions whereby the Company is merged with and into a Subsidiary of Parent in a transaction that qualifies under Section  368(a)(1)(A) of the Code (if such qualification is not affected by such action or inaction).

SECTION 6.03. Equity Award Treatment. (a) At the Effective Time, each Company RSU that is outstanding, whether vested or unvested, as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into a restricted stock unit of Parent (each, a “Converted Parent RSU”) with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time (including any accrued but unpaid dividends or dividend equivalents in respect of such Company RSU) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company RSU immediately prior to the Effective Time (except that the form of payment upon vesting shall be in Parent Shares rather than in Company Common Stock and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

(b) At the Effective Time, each Company PSU that is outstanding, whether vested or and unvested, as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into a Converted Parent RSU, with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company PSU based on the actual level of performance achieved as of the end of the applicable performance period or, if the Effective Time occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the Effective Time, in each case as determined by the Company Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Company PSU) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company PSU immediately prior to the Effective Time (except that the form of payment upon vesting shall be in Parent Shares rather than in Company Common Stock and such Converted Parent RSU shall no longer be subject to performance-based vesting conditions and except for any ministerial changes); provided that such cancellation and conversion shall be effected in a manner intended to comply with Section 409A of the Code, if applicable.

(c) At the Effective Time, each Company Restricted Share outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Company, the holder thereof or any other person, be canceled and converted into restricted stock of Parent (each, a “Converted Parent Restricted Stock”) with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company Restricted Share immediately prior to the Effective Time (including any accrued but unpaid dividends or dividend equivalents in respect of such

Company Restricted Share) and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company Restricted Share immediately prior to the Effective Time (except for any ministerial changes).

(d) At the Effective Time, each Company Performance-Based Restricted Share outstanding as of immediately prior to the Effective Time shall, without any action on the part of Parent, the Surviving Corporation, the holder thereof or any other person, be canceled and converted into Converted Parent Restricted Stock, with respect to a number of Parent Shares equal to the product (rounded to the nearest whole share) of (i) the number of shares of Company Common Stock subject to such Company Performance-Based Restricted Share based on the actual level of performance achieved as of the end of the applicable performance period or, if the Effective Time occurs prior to the end of the applicable performance period, then the actual level of performance achieved as of immediately prior to the Effective Time, in each case as determined by the Company Board in accordance with the applicable plans and agreements (including any accrued but unpaid dividends or dividend equivalents in respect of such Company Performance-Based Restricted Share), and (ii) the Exchange Ratio, subject to the same terms and conditions as were applicable to such Company Performance-Based Restricted Share immediately prior to the Effective Time (except that such Converted Parent Restricted Stock shall no longer be subject to performance-based vesting conditions and except for any ministerial changes).

SECTION 6.04. Employee Benefits Matters. (a) For a period of 12 months following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company or any Company Subsidiary who is employed by the Company or any Company Subsidiary as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any affiliate thereof) during such 12-month period (each, a “Continuing Employee”) (i) a base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity (including commission opportunities but excluding any one-time or special awards), each of which is no less favorable than the base salary (or base wage rate, as the case may be) and short-term target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time and (ii) other compensation and benefits (excluding any equity-based compensation, non-statutory severance, defined benefit pension, post-retirement or other post-employment health, life or welfare benefits (except as required to comply with Section 4980B of the Code or any similar law) and nonqualified deferred compensation plans) that are substantially comparable in the aggregate to such other compensation and benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) Without limiting the foregoing:

(i) Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements in which such Continuing Employee is eligible to participate on or after the Effective Time, with respect to his or her length of service with the Company and the Company Subsidiaries (and their respective predecessors) prior to the Closing Date; provided that the foregoing shall not result in the duplication of benefits or to benefit accruals under any severance, post-retirement or other post-employment health, life or welfare benefits or pension plan.

(ii) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled to pursuant to the Company’s personal, sick or vacation policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(iii) Parent shall, and shall cause its affiliates (including the Surviving Corporation) to, use reasonable best efforts to (A) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such Continuing Employee, to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the welfare plans of the Company or any Company Subsidiary in which such Continuing Employee participated prior to the Effective Time (B) cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the plan year in which the Effective Time occurs to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Parent or its affiliates (including the Surviving Corporation).

(c) The provisions of this Section 6.04 shall be binding upon, and shall inure solely for the benefit of the parties to this Agreement, and their respective successors and assigns, and no provision of this Section 6.04, express or implied, is intended to, or shall, confer upon any other person any rights, benefits or remedies of any nature whatsoever (including any right to continued employment by or services with Parent, the Company, the Surviving Corporation or any of their respective subsidiaries) under or by reason of this Section 6.04. Nothing contained herein shall be construed as requiring, and none of the Company or any Company Subsidiary shall take any action that would have the effect of requiring, Parent or any of its affiliates (including the Surviving Corporation) to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or any of its affiliates (including the Surviving Corporation) to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of the Company, Parent or any of its affiliates (including the Surviving Corporation) and nothing herein shall constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Service Provider or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.

SECTION 6.05. Indemnification. (a) From and after the Effective Time, Parent shall, to the fullest extent permitted by Law, cause the Surviving Corporation to honor all of the Company’s and the Company Subsidiaries’ obligations to indemnify (including any obligations to advance funds for expenses) and hold harmless to the fullest extent permitted by Law the current or former directors and officers of the Company and any Company Subsidiary (each, together with such person’s heirs, executors or administrators, a “Company Indemnified Party”) for acts or omissions by such directors and officers occurring prior to the Effective Time to the extent that such obligations of the Company exist on the date of this Agreement, whether pursuant to the Company Charter, the Company By-Laws, the organizational documents of any Company Subsidiary, individual indemnity agreements or otherwise, and such obligations shall continue in full force and effect in accordance with the terms of the Company Charter, the Company By-Laws, the organizational documents of any Company Subsidiary, and such individual indemnity agreements from the Effective Time until the expiration of the applicable statute of limitations with respect to any claims against such Company Indemnified Party arising out of such acts or omissions, and no such provision shall be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such Company Indemnified Party in respect of acts or omissions occurring or alleged to have occurred at or prior to the Effective Time (including acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger or any of the other Transactions) without the consent of such Company Indemnified Party.

(b) The Company may at its discretion purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided that without Parent’s consent, the cost of such “tail” policy will not exceed 300% of the annual premiums paid as of the date of this Agreement by the Company for such insurance (such 300% amount, the “Maximum Premium”).

(c) If the Company declines to purchase such a “tail” policy, Parent shall purchase such a “tail” policy or, at Parent’s election in lieu of purchasing such a “tail” policy, for a period of six years after the Effective

Time, cause to be maintained in effect the policies of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (provided that (i) Parent may substitute therefor policies with reputable and financially sound carriers of at least the same coverage and amounts containing terms and conditions which are no less advantageous and (ii) the Company shall cooperate with Parent in connection with obtaining such substitute policies, including by providing information reasonably requested by Parent in connection therewith) with respect to claims arising from or related to facts or events which occurred at or before the Effective Time; provided, however, that Parent shall not be obligated to purchase such a “tail” policy if the cost would exceed the Maximum Premium or make annual premium payments for such insurance to the extent such premiums exceed the Maximum Premium. If such insurance coverage cannot be obtained at all, or can only be obtained at an annual premium in excess of the Maximum Premium, Parent shall maintain the most advantageous policies of directors’ and officers’ insurance obtainable for an annual premium equal to the Maximum Premium. To the extent the Company elects to purchase a “tail” policy as described in this Section 6.05(b), the Company shall cooperate and consult with Parent in all respects in connection with obtaining such a “tail” policy, including by designating Parent as a successor in liability thereunder.

(d) In the event Parent Entity or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.05. The provisions of this Section 6.05 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and Representatives.

SECTION 6.06. Fees and Expenses. Except as provided in this Agreement, all fees and expenses incurred in connection with the Merger and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

SECTION 6.07. Public Announcements. Other than with respect to any Company Takeover Proposal, a Superior Proposal or a Company Adverse Recommendation Change made in accordance with this Agreement, the Parent Entities, on the one hand, and the Company, on the other hand, shall consult with each other before issuing, and provide each other the opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other Transactions and shall not (and shall not cause or permit their respective Representatives to) issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with, or rules of, any securities exchange or listing authority or as would not be reasonably practicable as a result of requirements of applicable Law or as to any public release or public statement in connection with any dispute between the parties regarding this Agreement or the Transactions. The Company and Parent agree that the initial press release to be issued with respect to the Transactions will be in the form heretofore agreed to by the parties. Notwithstanding the foregoing sentences of this Section 6.07, the Parent Entities and the Company may make any oral or written public announcements, releases or statements without complying with the foregoing requirements if the substance of such announcements, releases or statements, was publicly disclosed and previously subject to the foregoing requirements.

SECTION 6.08. Stock Exchange Listing. The Parent Entities shall use their reasonable best efforts to cause, on or prior to the Closing Date, the Parent Shares constituting the Merger Consideration to be approved for listing on the NASDAQ, subject to official notice of issuance. The Company shall use its reasonable best efforts to cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

SECTION 6.09. Stock Exchange Delisting and Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and the rules and requirements of the NYSE to cause the delisting of the Company Common Stock from NYSE as promptly as practicable after the Effective Time, and in any event no more than two Business Days after the Closing Date, and the deregistration of the Company Common Stock under the Exchange Act as promptly as practicable after such delisting; provided that the Company shall not cause the Company Common Stock to be delisted from NYSE prior to the Effective Time. If the Surviving Corporation is required to file any quarterly or annual report by a filing deadline that is imposed by the Exchange Act and which falls on a date within the 10 days following the Closing Date, the Company shall make available to Parent, at least five Business Days prior to the Closing Date, a substantially final draft of any such annual or quarterly report reasonably likely to be required to be filed during such period.

SECTION 6.10. Transaction Litigation. In the event that any Action relating to the Transactions is brought against the Company or any of its directors or officers, the Company will promptly notify the Parent Entities of such Action and shall keep the Parent Entities informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, the Company shall give the Parent Entities the opportunity, at the cost and expense of the Parent Entities, to participate in the defense or settlement of any such Action, and no such settlement shall be agreed to without the prior written consent of the Parent Entities (which consent shall not be unreasonably withheld, conditioned or delayed). In the event that any Action relating to the Transactions is brought against the Parent Entities or any of its directors or officers, the Parent Entities will promptly notify the Company of such Action and shall keep the Company informed on a reasonably current basis with respect to the status thereof. Subject to applicable Law, the Parent Entities shall give the Company the opportunity, at the Company’s cost and expense, to participate in the defense or settlement of any such Action.

SECTION 6.11. Section 16 Matters. Prior to the Effective Time, (a) the Company shall take all such steps as may be required and permitted to cause any dispositions of Company Common Stock (including derivative securities with respect thereto) by each director or officer of the Company to be exempt under Rule 16b-3 of the Exchange Act and (b) to the extent Rule 16b-3 of the Exchange Act applies, Parent shall use reasonable best efforts to take all steps as may be required and permitted to cause any acquisitions of Parent Common Stock (including derivative securities with respect thereto) by any current director or officer of the Company who will be a member of the Parent Board or officer of Parent to be exempt under Rule 16b-3 of the Exchange Act.

SECTION 6.12. Resignations. Prior to the Effective Time, to the extent requested by Parent, the Company shall cause any director or officer of the Company or any Company Subsidiary to execute and deliver a letter effectuating his or her resignation as a director or officer of such entity effective as of the Effective Time.

SECTION 6.13. Parent Board Actions. Parent shall take all necessary corporate action to cause, effective as of the Effective Time, one (1) existing director of the Company Board as of the date of this Agreement designated by Parent in writing at least ten (10) days prior to the Effective Time to be appointed to the Parent Board, provided, that (a) any such director, in its capacity as a member of the Parent Board, would qualify as “independent” under the rules and regulations of the SEC and NASDAQ and (b) any such appointment would not otherwise cause Parent to no longer qualify as a “foreign private issuer” (as defined in Rule 3b-4 of the Exchange Act).

SECTION 6.14. Tax Matters. Notwithstanding anything to the contrary contained in this Agreement, none of the Company, Parent, or Merger Sub shall take, agree to take or fail to take, and none of the foregoing persons shall cause or permit the Surviving Corporation to take, agree to take or fail to take, any action that it knows would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Each party shall cooperate in good faith with reasonable requests made by the other parties to determine the qualification of the Merger for the Intended Tax Treatment, including in connection with the preparation and filing of the Proxy Statement or the Form F-4. Such cooperation shall include, if applicable, providing a certificate executed by an officer of the applicable party with applicable representations and warranties reasonably requested by another party’s tax advisors in connection with the delivery of an opinion regarding the qualification of the Merger for the Intended Tax Treatment (but only to the extent the applicable party believes in good faith such representations and warranties are true and correct). The provisions of this Section 6.14 shall no longer apply if the parties jointly determine in good faith, after consultation with their respective tax advisors, that the Merger should not qualify for the Intended Tax Treatment. For the avoidance of doubt, each party acknowledges and agrees that their respective obligations to effect the Merger are not subject to any condition or contingency with respect to (a) the qualification of the Merger for the Intended Tax Treatment or (b) the delivery of any certificate or opinion described in this Section 6.14.

SECTION 6.15. Coordination of Quarterly Dividends. Parent and the Company shall each coordinate their record and payment dates for their regular quarterly dividends to ensure that the holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their Company Common Stock and the Parent Shares that such holders receive in exchange therefor in the Merger.

SECTION 6.16. Maritime Matters. (a) In the event any Company Vessel or Parent Vessel, as the case may be, is subject to a condition of class, the Company or Parent, as applicable, shall use reasonable best efforts to have such condition of class deleted in a timely manner.

(b) Each of the Company and Parent will use reasonable best efforts to ensure that each Company Vessel or Parent Vessel, as applicable, will maintain inventories of usable critical spares in accordance with its manager’s safety and planned management systems, and in the event these spares are consumed in the course of the operations of such Company Vessel or Parent Vessel, as applicable, the Company or Parent, as applicable, will arrange to restock such spares in a timely manner.

SECTION 6.17. Debt Agreements. (a) If and to the extent requested by Parent, the Company shall use reasonable best efforts to (A) arrange for the termination of the Existing Credit Agreement (and the related repayment or redemption thereof, or, with respect to outstanding letters of credit or the providing of “backstop” letters of credit with respect thereto) at the Closing (or such other date thereafter agreed to by Parent and the Company), and procure customary payoff letters and other customary release documentation in connection therewith, provided, that Parent shall, prior to any such repayment or redemption, pay the full amount due from the Company and its subsidiaries under such Existing Credit Agreement to the Company as the source of funds to enable the Company to make such repayment and the Company shall make such payment only at the time so directed by Parent (which shall be in connection with the Closing), or (B) obtain any amendments or consents required under the Existing Credit Agreement to permit the consummation of the Transactions thereunder and obtaining any amendments to or other consents under the Existing Credit Agreement as may be reasonably requested by Parent (collectively, the “Bank Amendment”) and, if requested by Parent, to execute and deliver, and to cause the Company Subsidiaries to execute and deliver, such customary notices, agreements, documents or instruments necessary in connection therewith that will become effective on or prior to the Closing (any such documents, the “Debt Agreements”); provided, that, neither such Bank Amendment nor Debt Agreements shall be conditions to the consummation of the Transactions.

(b) All documentation prepared in connection with any of the foregoing in connection with this Section 6.17 shall be in form and substance satisfactory to Parent.

(c) Solely to the extent the Required Company Shareholder Approvals are obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken, Parent shall, promptly upon request by the Company, reimburse the Company and its affiliates and their respective Representatives for all reasonable and documented out-of-pocket costs and expenses incurred by the Company and such affiliates and Representatives in connection with such actions under this Section 6.17.

(d) Parent hereby acknowledges and agrees that the completion of the Bank Amendment is not a condition to the consummation of the Merger.

SECTION 6.18. Convertible Notes. The Company and Parent shall cooperate and take all steps that are required in accordance with, and subject to, the terms and conditions of the Convertible Notes, including by executing (and using reasonable best efforts to cause the relevant trustee, dealer or any other counterparty thereto to execute) or delivering, as applicable, any supplemental indentures, notices, officer’s certificates, legal opinions or other documentation required under the Convertible Notes Indenture on terms and conditions reasonably acceptable to the Company and Parent, to effect the treatment of the Convertible Notes in connection with the consummation of the Merger and other actions in accordance with the Convertible Notes Indenture.

ARTICLE VII

Conditions Precedent

SECTION 7.01. Conditions to Each Party’s Obligation to Consummate the Merger. The respective obligation of each party to consummate the Merger is subject to the satisfaction or, to the extent legally permissible (and except with respect to the condition set forth in Section 7.01(a), which shall not be waivable), waiver on or prior to the Closing Date of the following conditions:

(a) Required Company Shareholder Approvals. Each of the (i) Company Shareholder Approval and (ii) Convertible Note Share Issuance Approval shall have been obtained.

(b) Listing. The Parent Shares issuable as Merger Consideration pursuant to this Agreement shall have been approved for listing on the NASDAQ, subject to official notice of issuance.

(c) Governmental Consents. (i) Any waiting period (and any extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) each of the Consents set forth on Section 7.01(a) of the Company Disclosure Letter shall have been obtained from the applicable Governmental Entity (whether by lapse of time or express confirmation of the relevant Governmental Entity) and shall be in full force and effect at the Closing.

(d) No Restraints or Regulatory Requirement. No temporary restraining order, preliminary or permanent injunction or other Judgment or Law entered, enacted, promulgated, enforced or issued by any court or other Governmental Entity of competent jurisdiction (collectively, “Restraints”) shall be in effect (i) preventing, making illegal or prohibiting the consummation of the Transactions; or (ii) that has resulted in, or would reasonably be expect to result in prior to or upon the consummation of the Transactions, a Burdensome Condition.

(e) Form F-4. The Form F-4 shall have been declared effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of such registration statement or proceedings seeking such a stop order.

SECTION 7.02. Conditions to Obligations of Parent Entities. The obligations of the Parent Entities to consummate the Merger are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) in Sections 3.01, 3.02, 3.03 (other than Section 3.03(a)), 3.04, 3.05(c), 3.09, 3.10 and 3.28 (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) Section 3.03(a) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (iii) in Section 3.08(b) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iv) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iv) to be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d) Certificate of the Company. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company confirming the matters set forth in Section 7.02(a), Section 7.02(b) and Section 7.02(c) as of the Closing.

SECTION 7.03. Conditions to Obligation of the Company. The obligation of the Company to consummate the Merger is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of the Parent Entities (i) in Section 4.01, 4.02, 4.03 (other than Section 4.03(a)), 4.04 and 4.22 (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (ii) Section 4.03(a) shall be true and correct in all respects, except for any de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (iii) in Section 4.08(b) shall be true and correct in all respects as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (iv) in this Agreement (other than the foregoing sections, subsections and sentences) shall be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), other than for such failures in this clause (iii) to be true and correct (ignoring for such purposes any materiality or material adverse effect qualifiers set forth therein) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of the Parent Entities. The Parent Entities shall have performed in all material respects all obligations required to be performed by them under this Agreement that are required to be performed on or prior to the Closing Date.

(c) Absence of Parent Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(d) Certificate of the Parent Entities. The Company shall have received a certificate signed on behalf of the Parent Entities by an executive officer of Parent, confirming the matters set forth in Section 7.03(a), Section 7.03(b) and Section 7.03(c) as of the Closing.

ARTICLE VIII

Termination, Amendment and Waiver

SECTION 8.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Required Company Shareholder Approvals:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company:

(i) if the Merger is not consummated on or before September 11, 2024 (the “End Date”); provided, however, that if the condition to Closing set forth in Section 7.01(c) has not been satisfied or waived on or prior to such date but all other conditions to Closing set forth in Article VII have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), the End Date maybe extended by either the Company or Parent to a date not beyond December 11, 2024, and such date, as so extended, shall be the “End Date” for all purposes in this Agreement; provided further, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of a representation, warranty or covenant in this Agreement has been a principal cause of or resulted in the failure of the Transactions to be consummated on or before the End Date;

(ii) if the condition set forth in Section 7.01(d) is not satisfied and the Restraint giving rise to such non-satisfaction shall have become final and nonappealable; provided that the terminating party shall have performed in all material respects its obligations under this Agreement to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or

(iii) if either of the Required Company Shareholder Approvals are not obtained at the Company Shareholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a proper vote on such matters was taken;

(c) by Parent:

(i) if the Company breaches or fails to perform any of its covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Company contained herein fails to be true and correct, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (ii) is not reasonably capable of being cured by the Company by the End Date or has not been cured by the Company within 45 days after the giving of written notice to the Company of such breach or failure to perform or comply and stating Parent’s intention to terminate this Agreement pursuant to this Section 8.01(c)(i) (provided that any Parent Entity is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of any Parent Entity contained herein then fails to be true and correct such that the conditions set forth in Section 7.03(a) or 7.03(b) could not then be satisfied); or

(ii) in the event that a Company Adverse Recommendation Change has occurred; provided, however, that Parent will not have the right to terminate this Agreement pursuant to this Section 8.01(c)(ii) if the Company Shareholder Approval shall have been obtained;

(d) by the Company:

(i) if any Parent Entity breaches or fails to perform any of their covenants or agreements contained in this Agreement, or if any of the representations or warranties of the Parent Entities contained herein fails to be true and correct, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (B) is not reasonably capable of being cured by such Parent Entity by the End Date or has not been cured by such Parent Entity within 45 days after the giving of written notice to Parent of such breach or failure to perform or comply and stating the Company’s intention to terminate this Agreement pursuant to this Section 8.01(d)(i) (provided that the Company is not then in material breach of any covenant or agreement contained in this Agreement and no representation or warranty of the Company contained herein then fails to be true and correct such that the conditions set forth in Section 7.02(a) or 7.02(b) could not then be satisfied); or

(ii) prior to obtaining the Company Shareholder Approval, if (A) the Company has received a Superior Proposal, (B) the Company Board has authorized the Company to enter into a definitive agreement to consummate a Superior Proposal (after complying with the procedures set forth in Section 5.02(d)), in order to accept a Superior Proposal and enter into a Company Acquisition Agreement substantially concurrently with such termination in accordance with Section 5.02(d)(ii); provided that prior to or concurrently with (and as a condition to) such termination the Company pays or causes to be paid the applicable Company Termination Fee to the extent due and payable under Section 8.03 and in the manner provided for in this Agreement.

The party desiring to terminate this Agreement pursuant to clause (b), (c) or (d) of this Section 8.01 shall give written notice of such termination to the other parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

SECTION 8.02. Effect of Termination. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub or the Company, other than this Section 8.02, Section 8.03 and Article IX, which provisions shall survive such termination. Nothing in this Section 8.02 shall be deemed to release any party from any liability for any fraud or wilful and material breach by such party of the terms and provisions of this Agreement.

SECTION 8.03. Company Termination Fee. (a) In the event that:

(i) this Agreement is terminated by the Company or Parent pursuant to Section 8.01(b)(i), Section 8.01(b)(iii) or by Parent pursuant to Section 8.01(c)(i); provided that (A) at the time of termination, neither Parent nor Merger Sub is then in breach of its representations, warranties, covenants or agreements under this Agreement that would give rise to the failure of any condition set forth in Section 7.01 or Section 7.02, (B) a bona fide Company Takeover Proposal shall have been (1) received by the Company Board or (2) publicly made, proposed or communicated by a third party (or shall have otherwise become publicly known) after the date of this Agreement and, in the event of a termination pursuant to Section 8.01(b)(iii), not publicly withdrawn at least five (5) Business Days prior to the Company Shareholders Meeting and (C) within 9 months of the date this Agreement is terminated, the Company (1) enters into a definitive agreement with respect to a Company Takeover Proposal and such Company Takeover Proposal is subsequently consummated (regardless of whether such consummation occurs within the 9 month period) or (2) consummates a Company Takeover Proposal; provided, that, for purposes of clauses (B) and (C) of this Section 8.03(a)(i), the references to “20%” in the definition of Company Takeover Proposal shall be deemed to be references to “50%”; or

(ii) this Agreement is terminated (A) by Parent pursuant to Section 8.01(c)(ii) or (B) by the Company pursuant to Section 8.01(d)(ii);

then, in any such event under clause (i) or (ii) of this Section 8.03(a), the Company shall pay or cause to be paid the applicable Company Termination Fee to Parent (or its designee listed on Section 8.03 of the Parent Disclosure Letter) by wire transfer of same-day funds to an account designated by Parent in writing (x) in the case of Section 8.03(a)(ii)(A), within two Business Days after such termination, (y) in the case of Section 8.03(a)(ii)(B), simultaneously with such termination or (z) in the case of Section 8.03(a)(i), within two Business Days after the consummation of the Company Takeover Proposal referred to therein; it being understood that in no event shall the Company be required to pay or cause to be paid the applicable Company Termination Fee on more than one occasion.

As used herein, “Company Termination Fee” means a cash amount equal to $20,000,000, except that “Company Termination Fee” shall mean a cash amount equal to $10,000,000 in the event that this Agreement is terminated by the Company pursuant to Section 8.01(d)(ii) in connection with entering into a Company Acquisition Agreement with any person at any time prior to the expiration of the Go-Shop Period.

(b) The Company acknowledges that the agreements contained in this Section 8.03 are an integral part of the Transactions, and that without these agreements, the Parent Entities would not enter into this Agreement. Accordingly, if the Company fails to timely pay or cause to be paid any amount due pursuant to this Section 8.03, and, in order to obtain the payment, Parent commences an Action which results in a final and non-appealable judgment against the Company for the payment set forth in this Section 8.03, the Company shall pay or cause to be paid to Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

SECTION 8.04. Amendment. Prior to the Effective Time, this Agreement may be amended by the parties at any time before or after receipt of the Required Company Shareholder Approvals; provided, however, that after receipt of the Required Company Shareholder Approvals, there shall be made no amendment that by applicable Law requires further approval by the holders of Company Common Stock without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

SECTION 8.05. Extension; Waiver. At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, (c) waive compliance with any of the covenants or agreements contained in this Agreement or (d) waive the satisfaction of any conditions contained in this Agreement (except with respect to the condition set forth in Section 7.01(a), which shall not be waivable); provided, however, that after receipt of the Required Company Shareholder Approvals, there shall be no waiver that by applicable Law requires further approval by the holders of Company Common Stock without the further approval of such shareholders. Termination of this Agreement pursuant to Section 8.01 shall not require the approval of the holders of Company Common Stock. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights, nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

SECTION 8.06. Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.04 or an extension or waiver pursuant to Section 8.05 shall, in order to be effective, require, in the case of the Company, action by the Company Board or the duly authorized designee of the Company Board.

ARTICLE IX

General Provisions

SECTION 9.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any certificate or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations or warranties, shall survive the Effective Time. This Section 9.01 shall not limit Section 8.02 or any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 9.02. Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon delivery to the parties at the following addresses or email addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Parent or Merger Sub or the Surviving Corporation, to:

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.

40 Agiou Konstantinou Street,

15124 Maroussi,

Athens, Greece

Attention:	Mr. Petros Pappas
Email:	stellar@starbulk.com

with a copy to (which will not constitute notice to Parent or Merger Sub or the Surviving Corporation):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Phone: 212-474-1000

Attention:	D. Scott Bennett
O. Keith Hallam, III
Jin-Kyu Baek

Email:	sbennett@cravath.com
khallam@cravath.com
jbaek@cravath.com

(b) if to the Company, to:

Eagle Bulk Shipping Inc.

300 First Stamford Place

Stamford, CT 06902

Attention:	Mr. Gary Vogel
Email:	eagle@eagleships.com

with a copy to (which will not constitute notice to the Company):

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, NY 10036

Phone: (212) 872-1000

Attention:	Daniel Fisher
Zachary Wittenberg
Jason Koenig
Email:	dfisher@akingump.com
zwittenberg@akingump.com
jkoenig@akingump.com

and

Hogan Lovells US LLP

555 13th Street NW

Washington, D.C. 20004

Phone: 202-637-5600

Attention:	John Beckman
Matthew Bowles

Email:	john.beckman@hoganlovells.com

    matthew.bowles@hoganlovells.com

SECTION 9.03. Definitions. For purposes of this Agreement:

“Action” means any claim, lawsuit, grievance, unfair labor practice charge, action, arbitration, audit, inquiry, charge, administrative action, investigation or other proceeding of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, arbitral or otherwise) by or before any Governmental Entity.

“affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through ownership of voting securities, by Contract or otherwise.

“Anti-Money Laundering Laws” means all and any of the following: the Money Laundering Control Act of 1986 (18 U.S.C. §§ 1956-1957), the USA PATRIOT ACT ((Pub. L. No. 107-56), and the Bank Secrecy Act (31 U.S.C. §§5311-5332)), the UK Proceeds of Crime Act 2002, Part 3 of the Criminal Finances Act 2017 and the UK Terrorism Act 2000, and all Laws related to terrorist financing or money laundering, including know-your-customer (KYC) and financial recordkeeping and reporting requirements, of any jurisdiction in which the Parent Entities or any Parent Subsidiary, or the Company or any Company Subsidiary operates.

“Antitrust Laws” means, collectively, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and all other United States federal or state or foreign Laws, orders, Actions or administrative or judicial doctrines in effect from time to time that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Bribery Legislation” means all and any of the following: the FCPA; any Law implementing the Organization For Economic Co-operation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; the relevant common law or Laws in England and Wales relating to bribery and/or corruption, including the Public Bodies Corrupt Practices Act 1889; the Prevention of Corruption Act 1906 as supplemented by the Prevention of Corruption Act 1916 and the Anti-Terrorism, Crime and Security Act 2001; the Bribery Act 2010; the Proceeds of Crime Act 2002; and any anti-bribery or anti-corruption related provisions in criminal and anti-competition Laws and/or anti-bribery, anti-corruption Laws of any jurisdiction in which the Parent Entities or any Parent Subsidiary, or the Company or any Company Subsidiary operates.

“Business Day” means any day except Saturday, Sunday or any other day on which the SEC or commercial banks in the City of New York, New York are authorized or required by applicable Law to be closed; provided that any day that the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands is not accepting filings shall not be a “business day” for purposes of Section 1.02. Any event the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day.

“Company Benefit Plan” means each employee benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, paid time off, consulting, stock purchase, equity or equity-based, profit sharing, severance, retention, employment, change of control, disability, pension, retirement, retention or other fringe benefit plan, policy, program, arrangement, understanding or agreement that is or has been sponsored, maintained or contributed to by the Company or any Company Subsidiary or to which the Company or any Company Subsidiary is obligated to contribute or with respect to which the Company or any Company Subsidiary could have any obligation or liability (whether actual or contingent), including any plan, program or agreement for the benefit of Company Service Providers who perform services outside the United States; provided that the foregoing shall exclude any such employee benefit plan, arrangement or agreement sponsored by (or that are required to be contributed to by) any Governmental Entity.

“Company Dividend Policy” means the Company’s dividend policy as of the date hereof, as set forth on Section 5.01(a)(i)(A) of the Company Disclosure Letter.

“Company Equity Award” means, collectively, the Company PSUs, Company Restricted Shares, Company Performance-Based Restricted Shares and Company RSUs.

“Company Incentive Plan” means the Company Second Amended and Restated 2016 Equity Incentive Plan, amended and restated as of April 29, 2022.

“Company Intellectual Property” means any Intellectual Property that is used, held for use, owned or licensed by the Company or any Company Subsidiary.

“Company Material Adverse Effect” means a Material Adverse Effect with respect to the Company.

“Company Material Customer” means the top 10 customers of the Company and the Company Subsidiaries ranked by total payments to the Company and the Company Subsidiaries during the (a) 12 months ended December 31, 2022 and (b) nine months ended September 30, 2023.

“Company Material Supplier” means the top 10 third-party suppliers of goods or services, including both commercial pool and third-party technical managers, of the Company and the Company Subsidiaries ranked by total spend by the Company and the Company Subsidiaries during the (a) 12 months ended December 31, 2022 and (b) nine months ended September 30, 2023 (and, in the case of a third-party technical manager, including all payments to such technical manager, including for pass-through expenses).

“Company Performance-Based Restricted Share” means each share of Company Common Stock subject to performance-based vesting or forfeiture, whether granted pursuant to the Company Incentive Plan or otherwise.

“Company PSU” means each restricted stock unit subject to performance-based vesting criteria payable in, or the value of which is determined with reference to the value of, shares of Company Common Stock, whether granted pursuant to the Company Incentive Plans or otherwise.

“Company Restricted Share” means each share of Company Common Stock subject solely to time-based vesting or forfeiture and not performance-based vesting or forfeiture, whether granted pursuant to the Company Incentive Plan or otherwise.

“Company RSU” means each restricted stock unit award subject solely to time-based vesting and not performance-based vesting, payable in, or the value of which is determined with reference to the value of shares of, Company Common Stock, whether granted by the Company under the Company Incentive Plan or otherwise.

“Company Service Provider” means each current or former officer, director, employee, independent contractor or consultant of the Company or any Company Subsidiary.

“Confidentiality Agreement” means the Mutual Confidentiality and Standstill Agreement, dated as of October 20, 2023, by and between Parent and the Company.

“Contract” means any contract, commitment, obligation, lease, license, loan or credit agreement, indenture, note, debenture, bond, guarantee, agreement, permit, concession, franchise or other instrument.

“Convertible Notes” means the 5.00% Convertible Senior Notes due 2024 issued by the Company on July 29, 2019.

“Convertible Notes Indenture” means the Indenture, dated as of July 29, 2019, between the Company and Deutsche Bank Trust Company Americas, as trustee, governing the Convertible Notes.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions, variants, or mutations thereof or any epidemics, pandemic or disease outbreak resulting therefrom.

“DTC” means The Depositary Trust Company.

“Environmental Law” means any Law, Judgment, Maritime Guideline or binding agreement issued, promulgated or entered into by or with any Governmental Entity relating to pollution or the protection of the environment (including air, surface water, groundwater, sediments, land surface or subsurface land, wildlife or marine life or natural resources) or human health and safety (to the extent related to exposure to toxic or hazardous materials or wastes), including any such Law, Judgment, Maritime Guideline or binding agreement relating to the use, handling, presence, transportation, treatment, storage, disposal, Release, investigation or remediation of toxic or hazardous materials or wastes.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Exchange Ratio” means 2.6211.

“Existing Credit Agreement” means the Amended and Restated Credit Agreement, dated as of May 11, 2023, by and among Eagle Bulk UltraCo LLC as borrower, the lenders party thereto and Crédit Agricole Corporate and Investment Bank as security trustee, structurer, sustainability coordinator and facility agent.

“Go-Shop Party” means each person listed on Section 5.02(a) of the Company Disclosure Letter.

“Government Official” means (a) any official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (b) any candidate for political office or (c) any political party or party official.

“Hazardous Materials” means any substance, material or waste defined, listed, classified or regulated as “hazardous”, “toxic”, a “waste”, a “pollutant” or a “contaminant” (or words of similar import) under any Environmental Law, including petroleum, petroleum products or byproducts (including crude oil and any fractions thereof), explosive material, radioactive material, lead paint, per- or polyfluoroalkyl substances, polychlorinated biphenyls, dioxins, dibenzofurans, heavy metals, asbestos and asbestos-containing materials, and radon gas.

“Indebtedness” means, with respect to any person, without duplication, (a) all obligations of such person for borrowed money, or with respect to deposits or advances of any kind to such person, (b) all obligations of such person evidenced by bonds, debentures, notes or similar instruments, (c) all capitalized lease obligations of such person or obligations of such person to pay the deferred and unpaid purchase price of property and equipment, (d) all obligations of such person pursuant to securitization or factoring programs or arrangements, (e) all guarantees and arrangements having the economic effect of a guarantee of such person of any Indebtedness of any other person, (f) all obligations or undertakings of such person to maintain or cause to be maintained the financial position or covenants of others or to purchase the obligations or property of others, (g) letters of credit, bank guarantees and similar contractual obligations entered into by or on behalf of such person or (h) net cash payment obligations of such person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination).

“Inspection” means the physical inspection of a vessel conducted prior to the date hereof.

“Intellectual Property” means any or all of the following and all rights, arising out of or associated therewith anywhere in the world: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data and customer lists, and all documentation relating to any of the foregoing; (c) all works of authorship (whether copyrightable or not), all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto; (d) all industrial designs and any registrations and applications therefor; (e) rights in Software; and (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor.

“IRS” means the U.S. Internal Revenue Service or any successor thereto.

“IT Systems” means the computer hardware, software, computer networks, telecommunications and Internet-related equipment, including all databases, websites, ecommerce platforms and associated documentation, owned, leased or licensed by the Company or any Company Subsidiary and used or held for use in connection with the operation of the businesses of the Company and the Company Subsidiaries as currently conducted.

“Knowledge” of any person means, with respect to any matter in question, the actual knowledge of the individuals set forth in Section 9.03 of the Company Disclosure Letter or Section 9.03 of the Parent Disclosure Letter, as applicable, after having made reasonable inquiry of those persons primarily responsible for such matter, but without further investigation by such individual.

“Maritime Guidelines” means any U.S., international or non-U.S. (including the Republic of the Marshall Islands) Law, treaty, code of practice, convention, protocol, guideline or similar requirement or restriction concerning or relating to a Company Vessel or Parent Vessel, as applicable, and to which a Company Vessel or Parent Vessel (as applicable) is subject and required to comply with, imposed, published or promulgated by any Governmental Entity, the International Maritime Organization, such Company Vessel’s or Parent Vessel’s classification society or the insurer(s) of such Company Vessel or Parent Vessel, as applicable.

“Material Adverse Effect” with respect to any person means any change, effect, event, circumstance, development or occurrence that, individually or in the aggregate with all other changes, effects, events, circumstances, developments or occurrences, (a) has had or would reasonably be expected to have a material adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole or (b) would prevent or materially impair or delay the ability of such person to perform its obligations hereunder or consummate the Merger; except that, solely with respect to clause (a), in no event will any effect resulting or arising from or relating to any of the following matters be considered, either alone or in combination, to constitute or be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur: (i) changes in economic or political conditions or the financing, banking, currency or capital markets in general, including with respect to interest rates or currency exchange rates, (ii) changes in Laws or in GAAP or changes in accounting standards or principles (or interpretation or enforcement of any of the foregoing), (iii) changes affecting industries, markets or geographical areas in which such person or its subsidiaries conduct their respective businesses (including changes in commodity prices or general market prices affecting the shipping industry generally), (iv) the negotiation, announcement or execution of this Agreement (other than for purposes of any representation or warranty contained in Section 3.05), including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law directly relating thereto, (v) a decline in the market price, credit rating or trading volume of such person’s securities, except that this clause (v) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such failure has been, or would reasonably be expected to be, a “Material Adverse Effect”, (vi) epidemics, pandemics (including

COVID-19), earthquakes, hurricanes, tornados or any natural disaster or any conditions resulting from natural disasters (except that any damage or destruction of any Vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” to the extent that losses resulting therefrom are not covered by insurance), (vii) acts of terrorism, sabotage, military action, armed hostilities or war (whether or not declared) or any outbreak, escalation or worsening thereof (except that any damage or destruction of any Vessels may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect” to the extent that losses resulting therefrom are not covered by insurance), (viii) any actions required under this Agreement to obtain any approval or authorization under Antitrust Laws for the consummation of the Transactions, (ix) the failure, in and of itself, of such person to meet any internal or published projections, forecasts, estimates, guidance or predictions in respect of revenues, earnings, profits or other financial or operating metrics before, on or after the date of this Agreement, except that this clause (ix) will not prevent or otherwise affect a determination that any change, effect, event, circumstance, development or occurrence underlying such failure has been, or would reasonably be expected to be, a “Material Adverse Effect”; provided, however, that changes, effects, events or occurrences referred to in clauses (i), (ii), (iii), (vi) or (vii) will be considered in determining whether there has been, or would reasonably expected to be, a “Material Adverse Effect” to the extent that such changes are materially disproportionately adverse to the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such person and its subsidiaries primarily operate (in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a “Material Adverse Effect”).

“Newbuildings” means vessels contracted to be constructed or newly constructed for, but not yet delivered to, (a) the Company or any Company Subsidiary or (b) a Parent Entity or any Parent Subsidiary, as applicable.

“Parent Benefit Plan” means each employee benefit plan, arrangement or agreement, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA (whether or not such plan is subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, paid time off, consulting, stock purchase, equity or equity-based, profit sharing, severance, retention, employment, change of control, disability, pension, retirement, retention or other fringe benefit plan, policy, program, arrangement, understanding or agreement that is or has been sponsored, maintained or contributed to by Parent or any Parent Subsidiary or to which Parent or any Parent Subsidiary is obligated to contribute or with respect to which Parent or any Parent Subsidiary could have any obligation or liability (whether actual or contingent) including any plan, program or agreement for the benefit of Parent Service Providers who perform services outside the United States; provided that the foregoing shall exclude any such employee benefit plan, arrangement or agreement sponsored by (or that are required to be contributed to by) any Governmental Entity.

“Parent Dividend Policy” means Parent’s dividend policy as of the date hereof, as set forth on Section 5.01(b)(i)(A) of the Parent Disclosure Letter.

“Parent Incentive Plans” means the Parent (a) 2020 Equity Incentive Plan (approved on May 25, 2020), (b) 2021 Equity Incentive Plan (approved on June 7, 2021), (c) 2022 Equity Incentive Plan (approved on April 11, 2022) and (d) 2023 Equity Incentive Plan (approved on May 16, 2023).

“Parent Material Adverse Effect” means a Material Adverse Effect with respect to Parent.

“Parent Restricted Stock” means each share of Parent Shares subject to vesting or forfeiture, whether granted pursuant to a Parent Incentive Plan or otherwise.

“Parent Service Provider” means each current officer or employee of Parent or any Parent Subsidiary.

“Permitted Liens” means any Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due and payable or that are being contested in good faith by appropriate proceedings, for which adequate accruals or reserves have been established in accordance with GAAP, (b) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business or are Liens for crews’ and stevedores’ wages (including the wages of the master), or maritime Liens imposed by applicable Law arising in the ordinary course of business, in each case that are not yet overdue or are being contested in good faith by appropriate proceedings, (c) equipment leases with third parties entered into in the ordinary course of business that are not, individually or in the aggregate, material to the business of the relevant party and its subsidiaries, taken as a whole, (d) Liens arising under original purchase price conditional sales Contracts or equipment leases with third parties entered into in the ordinary course of business, in each case, that are not, individually or in the aggregate, material to the business of the relevant party and its subsidiaries, taken as a whole, (e) non-exclusive licenses of Intellectual Property (1) to customers or (2) to service providers for use for the benefit of the Company and the Company Subsidiaries or the Parent Entities and the Parent Subsidiaries, as applicable, in each case, in the ordinary course of business, (f) under any Company Lease or Parent Lease, or with respect to the real property interests of the landlords thereunder, (g) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Company Leased Real Property, Parent Owned Real Property or Parent Leased Real Property, as applicable, which are not violated by the current use and operation of the such real property, (h) covenants, conditions, restrictions, easements, and other similar matters of record affecting title to the Company Leased Real Property, Parent Owned Real Property or Parent Leased Real Property, as applicable, which do not materially impair the occupancy or use of such real property for the purposes for which it is currently used; provided that the current use of real property does not materially violate such covenants, conditions, restrictions, easements and other similar matters of record, (i) public roads and highways, (j) matters which would be disclosed by an inspection or accurate survey of each parcel of real property, and (k) (1) with respect to the Company or any Company Subsidiary, pursuant to the Existing Credit Agreement or (2) with respect to Parent or any Parent Subsidiary, in connection with any obligations of such person for borrowed money existing as of the date hereof.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, unincorporated organization or other entity.

“Personal Information” means any information (a) relating to an identified or identifiable natural person or that could be used to identify, contact or locate a natural person, including name, contact information, financial account number, an identification number, location data, IP address, online activity or usage data, an online identifier or one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or (b) that is considered “personally identifiable information,” “personal information,” or “personal data” by one or more applicable Privacy Obligations.

“Privacy Obligations” means (a) all applicable Laws regulating the Processing of Personal Information, data breach notification, privacy policies and practices, processing and security of payment card information, (b) obligations under all Company Material Contracts to which the Company or any Company Subsidiary is a party or is otherwise bound that relate to the Processing of Personal Information by the Company or such Company Subsidiary and (c) all of the written internal and publicly posted policies of the Company and the Company Subsidiaries regarding the Processing of Personal Information.

“Process” or “Processing” with regard to Personal Information means collection, use, storage, maintenance, retention, transmission, access, processing, recording, distribution, transfer, import, export, protection (including security measures), deletion, disposal or disclosure (whether electronically or in any other form or medium).

“Registered Intellectual Property” means all Intellectual Property that is registered, filed or issued under the authority of any Governmental Entity, including (a) patents and patent applications (including provisional applications), (b) registered trademarks and service marks, trade dress, and applications to register trademarks and service marks and trade dress, intent-to-use applications or other registrations or applications related to trademarks and service marks and trade dress, (c) registered copyrights and applications for copyright registration and (d) domain name registrations.

“Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pumping, pouring, emptying, deposit, disposal, discharge, dispersal, escaping, leaching, seeping or migration on, into, under or through the environment (including wildlife and natural resources).

“Representatives” means, with respect to any person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants, other advisors, affiliates and other representatives.

“Sanctioned Country” means a country, region or territory which is itself the subject or target of any comprehensive sanctions that broadly prohibit dealings with that country, region or territory (at the time of this Agreement, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea, Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea and Syria).

“Sanctioned Person” means any person or vessel with whom dealings are prohibited under any Sanctions Laws, including as a result of being (a) any person or vessel identified in any list of designated persons maintained by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”), the U.S. Department of State, or by the United Nations Security Council, His Majesty’s Treasury of the United Kingdom, the European Union or any European Union member state; (b) any person or vessel located, organized, resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country or (c) owned or controlled by, or acting on behalf of any person described in (a) or (b) such that the person is subject to the same restrictions or prohibitions as the persons described in such clauses.

“Sanctions Laws” means all Laws administered or enforced by the United States government, including those administered or enforced from time to time by OFAC, the United States Department of State, the United Nations Security Council, the European Union or His Majesty’s Treasury of the United Kingdom, concerning economic or financial sanctions, including trade embargoes and export restrictions, the freezing or blocking of assets of targeted persons, and the ability to engage in transactions with specified persons or countries including any Laws threatening to impose economic sanctions on any person for engaging in proscribed behavior.

“Software” means any and all software of any type (including programs, applications, middleware, utilities, tools, interfaces, diagnostics, drivers, firmware, microcode, library functions and operating system environments) and in any form (including source code, object code and executable code), and databases and compilations of data, including all data and collections of data, whether machine readable or otherwise, together with all boot, compilation, configuration, debugging, analysis, files, libraries and documentation, related to any of the foregoing, and any cloud storage containing any of the foregoing.

“subsidiary” of any person means another person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person.

“Tax Return” means any report, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Entity or U.S. or non-U.S. taxing authority with respect to Taxes, including any schedules and attachments thereto, and including any amendments thereof.

“Taxes” means all taxes, imposts, levies or other like assessments or charges, in each case in the nature of a tax, imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

SECTION 9.04. Interpretation. When a reference is made in this Agreement to an Article, Section, subsection, Schedule or Exhibit, such reference shall be to an Article, Section, subsection, Schedule or Exhibit to this Agreement unless otherwise indicated. The table of contents, index of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented (other than any amendment to the Filed Company SEC Documents or the Filed Parent SEC Documents after the date of this Agreement), unless otherwise specifically indicated. References to a person are also to its permitted successors and assigns. References to “dollars” or “$” are to U.S. dollars, unless otherwise specifically indicated. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

SECTION 9.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 9.05 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 9.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, .pdf or electronic mail), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

SECTION 9.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Exhibits hereto), taken together with the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, (a) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Transactions and (b) except for the provisions of Section 6.05(a), are not intended to confer upon any person (including any shareholder of any party) other than the parties any rights or remedies.

SECTION 9.08. Governing Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent the provisions of the Laws of the Marshall Islands are mandatorily applicable to the Merger. Each of the parties hereto irrevocably agrees that any Action arising out of this Agreement or any Transaction, and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. In addition, each of the parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement or any Transaction, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any Action arising out of this Agreement or any Transaction in any such court or that any such Action brought in such court has been brought in an inconvenient forum, (d) agrees that it will not bring any Action arising out of this Agreement or any Transaction in any court other than any such court and (e) agrees that each of the other parties will have the right to bring any Action for enforcement of a judgment entered by such court. The consents to jurisdiction and venue set forth in this Section 9.08 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 9.02 of this Agreement. Each of Parent, Merger Sub and the Company agrees that a final judgment in any Action by any such court will be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

SECTION 9.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties hereto; provided that, subject to Section 6.14, any Parent Entity may assign its rights and obligations (other than with respect to the Share Issuance) pursuant to this Agreement to any direct or indirect wholly owned subsidiary of Parent (including, for the avoidance of doubt, any such subsidiary incorporated after the date of this Agreement) after providing written notice thereof to the Company at least one Business Day prior to such assignment (provided that no such assignment will relieve the Parent Entities of any of their obligations hereunder). Any purported assignment without such prior written consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 9.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article VIII, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

SECTION 9.11. Waiver of Jury Trial. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.11.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have duly executed this Agreement, all as of the date first written above.

STAR BULK CARRIERS CORP.

by	/s/ Symeon (Simos) Spyrou
Name: Symeon (Simos) Spyrou
Title: Co Chief Financial Officer

STAR INFINITY CORP.

by	/s/ Sofia Damigou
Name: Sofia Damigou
Title: Sole Director/President - Secretary - Treasurer

EAGLE BULK SHIPPING INC.

by	/s/ Gary Vogel
Name: Gary Vogel
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

Annex B

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

December 10, 2023

Eagle Bulk Shipping Inc.

300 First Stamford Place, 5th Floor

Stamford, CT 06902

Attn:     Board of Directors

Dear Members of the Board:

We understand that Eagle Bulk Shipping Inc. (the “Company”) intends to enter into an Agreement and Plan of Merger (the “Agreement”) among Star Bulk Carriers Corp. (“Parent”), Star Infinity Corp., a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, pursuant to which, among other things, (a) Merger Sub will merge with the Company (the “Merger”), (b) each outstanding common share, par value $0.01 per share (“Company Share”), of the Company will be converted into the right to receive 2.6211 (the “Exchange Ratio”) common shares, par value $0.01 per share, of Parent (“Parent Shares”), of Parent, and (c) the Company will become a wholly owned subsidiary of Parent.

The Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Shares.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	Reviewed a draft, dated December 9, 2023, of the Agreement;

2.

reviewed certain publicly available business and financial information relating to the Company and Parent that we deemed to be relevant, including certain publicly available vessel appraisals relating to the fleets of the Company and Parent reviewed by management of the Company with Houlihan Lokey (the “Publicly Available Appraisals”);

3.

reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and Parent made available to us by the Company and Parent, including financial projections prepared by the management of the Company relating to the Company for the years ending December 31, 2023 through December 31, 2026 (the “Company Projections”), financial projections prepared by the management of Parent relating to Parent for the years ending December 31, 2023 through December 31, 2026 (the “Parent Projections”), and solely for illustrative purposes, certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects and other synergies expected to result from the Merger prepared based on information provided by, and discussions with, the management of Parent (the “Synergies”);

4.

spoken with certain members of the managements of the Company and Parent and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and Parent, the Merger and related matters;

5.	compared the financial and operating performance of the Company and Parent with that of other companies with publicly traded equity securities that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.

reviewed the current and historical market prices and trading volume for certain of the Company’s and Parent’s publicly traded equity securities and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	solely for illustrative purposes, compared the relative contributions of the Company and Parent to certain financial statistics of the combined company; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have at your direction assumed, that (i) the Company Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company and (ii) the Publicly Available Appraisals have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the applicable vessel appraisers as to the fair market value of the Company vessels addressed thereby. In addition, at your direction, we have assumed that (i) the Parent Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent as to the future financial results and condition of Parent and (ii) the Publicly Available Appraisals have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the applicable vessel appraisers as to the fair market value of the Parent vessels addressed thereby. You have advised us and, at your direction, we have assumed that (i) the Company Projections are the only current, reliable projections in the possession of the Company with respect to the future financial performance of the Company and (ii) the Parent Projections are the only current, reliable projections in the possession of Parent with respect to the future financial performance of Parent. At your direction, we have assumed that the Company Projections, the Parent Projections and the Publicly Available Appraisals provide a reasonable basis on which to evaluate the Company, Parent and the Merger and we have, at your direction, used and relied upon the Company Projections, the Parent Projections and the Publicly Available Appraisals for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Company Projections, the Parent Projections, the Publicly Available Appraisals or the respective assumptions on which they are based. Furthermore, upon the advice of the management of the Company, we have assumed that the estimated Synergies reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Parent and that the Synergies will be realized in the amounts and the time periods indicated thereby, and we express no opinion with respect to such Synergies or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or Parent since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Merger will be satisfied without waiver thereof, and (d) the Merger will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have also assumed that the Merger will qualify, for federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have relied upon and assumed, without independent verification, that (i) the Merger will be consummated in a manner that complies in all respects with all applicable foreign, federal, state and local statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or Parent, or otherwise have an effect on the Merger, the Company or Parent or any expected benefits of the Merger that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Parent or any other party. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Parent is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Parent is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) solicit any indications of interest from third parties with respect to the Merger, the securities, assets, businesses or operations of the Company, Parent or any other party, or any alternatives to the Merger, or (b) advise the Board, the Company or any other party with respect to alternatives to the Merger. We expect to be authorized in accordance with the Agreement to solicit indications of interest from certain third parties in acquiring all or part of the Company for a prescribed period following the execution of the Agreement, subject to the terms, conditions and procedures set forth therein. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to what the value of the Parent Shares actually will be when issued pursuant to the Merger or the price or range of prices at which the Company Shares or Parent Shares may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the Parent Shares to be issued in the Merger to holders of Company Shares will be listed on the Nasdaq Global Select Market immediately following the consummation of the Merger.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Merger and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, the Company any security holder or any other party as to how to act or vote with respect to any matter relating to the Merger or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Parent, or any other party that may be involved in the Merger and their respective affiliates or security holders or any currency or commodity that may be involved in the Merger.

Houlihan Lokey and/or certain of its affiliates have in the past provided and are currently providing financial advisory and/or other services to the Company for which Houlihan Lokey and its affiliates have received, and may receive, compensation, including, among other things, having provided financial advisory services to the Board in connection with the Company’s repurchase of Company Shares from Oaktree Capital Management and its affiliates in June 2023. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, Parent, other participants in the Merger or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

Houlihan Lokey has also acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the Merger and will receive a transaction fee for such services, which is contingent upon the consummation of the Merger. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Merger and which is creditable against the transaction fee. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, its security holders or any other party to proceed with or effect the Merger, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Merger or otherwise (other than the Exchange Ratio to the extent expressly specified herein) including, without limitation, the Support Agreement to be entered into by certain stockholders of the Company and the issuance of Company Shares in connection with the conversion of the 5.00% Convertible Senior Notes due 2024 issued by the Company on July 29, 2019, (iii) the fairness of any portion or aspect of the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Merger as compared to any alternative business strategies or transactions that might be available for the Company, Parent or any other party, (v) the fairness of any portion or aspect of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Parent, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Merger, (vii) the solvency, creditworthiness or fair value of the Company, Parent or any other participant in the Merger, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Merger, any class of such persons or any other party, relative to the Exchange Ratio or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, environmental, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Board, the Company and their respective advisors, as to all legal, regulatory, environmental, accounting, insurance, tax and other similar matters with respect to the Company, Parent, the Merger or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger pursuant to the Agreement is fair, from a financial point of view, to the holders of Company Shares.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.

Annex C

VOTING AGREEMENT dated as of December 11, 2023 (this “Agreement”), among Star Bulk Carriers Corp., a Republic of the Marshall Islands corporation (“Parent”), and the person named on the signature page hereto (“Shareholder”).

WHEREAS Parent, Star Infinity Corp., a Republic of the Marshall Islands corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Eagle Bulk Shipping Inc., a Republic of the Marshall Islands corporation (the “Company”), have contemporaneously with the execution of this Agreement entered into an Agreement and Plan of Merger dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”; capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement);

WHEREAS Shareholder is, as of the date of this Agreement, the record and/or beneficial owner of the number of shares of Company Common Stock set forth on Schedule A; and

WHEREAS as a condition to their willingness to enter into the Merger Agreement, Parent and Merger Sub have requested that Shareholder enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein and in the Merger Agreement, each party hereto agrees as follows:

SECTION 1. Representations and Warranties of Shareholder. Shareholder hereby represents and warrants to Parent as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. If Shareholder is not a natural person, (i) Shareholder is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept), (ii) the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated by this Agreement and the compliance by Shareholder with the provisions of this Agreement have been duly authorized by all necessary action on the part of Shareholder and its governing body, members, stockholders and trustees, as applicable, and (iii) no other proceedings on the part of Shareholder (or Shareholder’s governing body, members, stockholders or trustees, as applicable) are necessary to authorize this Agreement, to consummate the transactions contemplated by this Agreement or to comply with the provisions of this Agreement. Shareholder has all requisite corporate, company, partnership or other power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of Shareholder that is not a natural person has full power, authority and capacity to execute and deliver this Agreement on behalf of Shareholder and to thereby bind Shareholder), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by Shareholder and, assuming due authorization, execution and delivery by Parent, constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity. If Shareholder is a natural person and is married and the Subject Shares of Shareholder constitute community property or if spousal or other approval is required for this Agreement to be legal, valid and binding, this Agreement has been duly authorized, executed and delivered by, and constitutes a valid and binding agreement of, Shareholder’s spouse, enforceable against such spouse in accordance with its terms.

(b) No Conflicts; Consents. The execution and delivery of this Agreement, the consummation of the transactions contemplated by this Agreement and the compliance by Shareholder with the terms of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, cancelation or acceleration of any obligation or to a loss of a benefit under, or result in the creation of any Lien in or upon any of the properties or assets of Shareholder under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, (i) if Shareholder is not a natural person, any provision of any certificate of incorporation, bylaws or trust (or similar organizational documents) of Shareholder, (ii) any Contract to or by which Shareholder is a party or bound to or by which Shareholder’s properties or assets (including Shareholder’s Subject Shares) are bound or subject or otherwise under which Shareholder has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to Shareholder or to Shareholder’s properties or assets (including Shareholder’s Subject Shares) other than, in the case of clauses (ii) and (iii) of this paragraph, any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, rights, losses, Liens or entitlements that individually or in the aggregate would not reasonably be expected to (x) impair in any material respect the ability of Shareholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement. No consent, approval, order or authorization of, registration, declaration or filing with, or notice to any Governmental Entity or other person (including with respect to natural persons, any spouse, and with respect to trusts, any co-trustee or beneficiary) (“Consent”) is required to be made by Shareholder in connection with the execution and delivery of this Agreement by Shareholder or the consummation by Shareholder of the transactions contemplated by this Agreement or the compliance by Shareholder with the provisions of this Agreement, except for (1) filings with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby (including any filing required under Section 13 or Section 16 under the Exchange Act), (2) filings or Consents contemplated by the Merger Agreement, (3) those Consents which have already been obtained or made, and (4) where the failure to obtain such Consents would not prevent or delay the performance by Shareholder of Shareholder’s obligations under this Agreement in any material respect.

(c) Ownership. As of the date of this Agreement, Shareholder is the record and/or beneficial owner of the number of shares of Company Common Stock set forth on Schedule A, and such shares constitute all of the shares of Company Capital Stock held of record, beneficially owned or for which voting power or disposition power is held by Shareholder as of the date of this Agreement. Shareholder has good and marketable title, free and clear of any Liens (other than any Liens applicable to shares of Company Common Stock that may exist pursuant to securities laws, under the Shareholder’s organizational documents or customary Liens pursuant to the terms of any custody or similar agreement applicable to shares of Company Common Stock held in brokerage accounts), to those shares of Company Common Stock of which Shareholder is the record owner. As of the date of this Agreement, Shareholder does not own, of record or beneficially, any option, warrant, call or other right to acquire or receive capital stock or other equity or voting interests in the Company other than any such rights granted pursuant to the Eagle Bulk Shipping Inc. Second Amended and Restated 2016 Equity Incentive Plan (the “Plan”). Shareholder has the sole right to vote and Transfer Shareholder’s shares of Company Common Stock, excluding any restrictions on Transfer imposed on restricted stock granted pursuant to the Plan, and none of Shareholder’s shares of Company Common Stock are subject to any voting trust or other agreement, arrangement or restriction with respect to the voting or the Transfer of Shareholder’s shares of Company Common Stock that would reasonably be expected to (x) impair in any material respect the ability of Shareholder to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement.

SECTION 2. Representations and Warranties of Parent. Parent hereby represents and warrants to Shareholder as follows:

(a) Organization; Authority; Execution and Delivery; Enforceability. Parent is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (except, in the case of good standing, for entities organized under the laws of any jurisdiction that does not recognize such concept). The execution and delivery of this Agreement by Parent, the consummation by Parent of the transactions contemplated by this Agreement and the compliance by Parent with the provisions of this Agreement have been duly authorized by all necessary corporate action on the part of Parent and its governing body or stockholders, as applicable, and no other corporate proceedings on the part of Parent (or its governing body or stockholders, as applicable) are necessary to authorize this Agreement, to comply with the terms of this Agreement or to consummate the transactions contemplated by this Agreement. Parent has all requisite corporate power and authority to execute and deliver this Agreement (and each person (used herein as defined in the Merger Agreement) executing this Agreement on behalf of Parent has full power, authority and capacity to execute and deliver this Agreement on behalf of Parent and to thereby bind Parent), to consummate the transactions contemplated by this Agreement and to comply with the provisions of this Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due authorization (in the case of Shareholder is not a natural person), execution and delivery by Shareholder, constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except to the extent that enforceability may be limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws now or hereafter in effect relating to creditors’ rights generally, and (ii) general principles of equity.

(b) No Conflicts; Consents. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated by this Agreement and compliance by Parent with the terms of this Agreement do not and will not conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of, or result in termination, cancelation or acceleration of any material obligation or to a loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent under, or give rise to any increased, additional, accelerated or guaranteed rights or entitlements under, any provision of (i) the certificate of incorporation or bylaws of Parent, (ii) any Contract or Parent Permit to which or by which Parent is a party or bound or to or by which any of the properties or assets of Parent is subject or bound or otherwise under which Parent has rights or benefits or (iii) subject to the governmental filings and other matters referred to in the following sentence, any Law or Judgment, in each case, applicable to Parent or its properties or assets other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, terminations, cancellations, accelerations, losses, Liens, rights or entitlements that individually or in the aggregate could not reasonably be expected to (x) impair in any material respect the ability of Parent to perform its obligations under this Agreement or (y) prevent or materially impede or delay the consummation of any of the transactions contemplated by this Agreement. No Consent is required by or with respect to Parent in connection with the execution and delivery of this Agreement by Parent or the consummation by Parent of the transactions contemplated hereby, other than as contemplated by the Merger Agreement.

SECTION 3. Covenants of Shareholder. Shareholder covenants and agrees, during the term of this Agreement, as follows:

(a) At any meeting of the shareholders of the Company called to vote upon the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, or at any postponement or adjournment thereof, or in any other circumstances upon which a vote, consent, action or other approval with respect to the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement is sought, Shareholder shall (i) appear at such meeting or otherwise cause its Subject Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted) all of Shareholder’s Subject Shares in favor of, and shall consent to (or cause to be consented to), (x) the approval of the Merger Agreement and the Merger, (y) the approval of the Convertible Note Share Issuance, and (z) any adjournment or postponement recommended by the Company with respect to the Company Shareholders Meeting to the extent permitted or required pursuant to Section 6.01(c) of the Merger Agreement.

(b) At any meeting of the shareholders of the Company or at any postponement or adjournment thereof or in any other circumstances upon which a vote, consent, authorization or other approval is sought, Shareholder shall vote (or cause to be voted) all of Shareholder’s Subject Shares against, and shall not (and shall not commit or agree to) consent to (or cause to be consented to), any of the following: (i) any Company Takeover Proposal or any Company Acquisition Agreement constituting or relating to any Company Takeover Proposal or (ii) any amendment of the Company Charter or the Company Bylaws (other than pursuant to and as permitted by the

Merger Agreement) or any other proposal, action, agreement or transaction which, in the case of this clause (ii), would reasonably be expected to (A) result in a breach of any covenant, agreement, obligation, representation or warranty of the Company contained in the Merger Agreement or of Shareholder contained in this Agreement or (B) prevent, impede, interfere or be inconsistent with, delay, discourage or adversely affect the timely consummation of the Merger or the other transactions contemplated by the Merger Agreement or by this Agreement.

(c) With respect to Shareholder, “Subject Shares” shall mean, as of any date of determination, all of the shares of Company Common Stock held of record or beneficially by Shareholder as of such date.

(d) Except to the extent that the Company or the Company Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or the Company Board under the Merger Agreement, Shareholder shall comply with the obligations of the Company set forth in Section 5.02(b) of the Merger Agreement. Notwithstanding the foregoing and notwithstanding Section 3(e), nothing in this Agreement shall limit or restrict a Shareholder (i) that is a director of the Company from acting in his or her capacity as a member of the Company Board to the extent that such Company Board is engaging in activities expressly and specifically permitted under the Merger Agreement or (ii) that is an officer of the Company from acting in his or her capacity as an officer of the Company to the extent the Company is engaging in activities expressly and specifically permitted under the Merger Agreement.

(e) Until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 7, Shareholder shall not, and shall not commit or agree to, directly or indirectly, sell, transfer, pledge, exchange, assign, tender or otherwise dispose of (including by gift, merger or otherwise by operation of law) (collectively, “Transfer”), or consent to or permit any Transfer of, any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, or enter into any Contract, option, call or other arrangement with respect to the Transfer (including any profit-sharing or other derivative arrangement) of any Subject Shares (or any interest therein) or any rights to acquire any securities or equity interests of the Company, to any person, except (i) pursuant to the terms and conditions of any plan entered into by the Shareholder prior to the date of this Agreement pursuant to Rule 10b5-1 under the Securities Act, (ii) in connection with the settlement of any RSUs pursuant to the terms of such awards granted under the Plan, and (iii) for any Transfers of Subject Shares made to satisfy Shareholder’s tax obligations in connection with any awards granted under the Plan that vest during such period. Notwithstanding the foregoing, this Section 3(e) shall not prohibit a Transfer of the Subject Shares by Shareholder to: (A) any member of Shareholder’s immediate family; (B) a trust under which distributions may be made only to Shareholder or any member of Shareholder’s immediate family; or (C) Shareholder’s executors, administrators, testamentary trustees, legatees, or beneficiaries, for bona fide estate planning purposes by will or by the laws of intestate succession; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement.

(f) (i) Shareholder hereby waives any rights of appraisal, or rights to dissent from the Merger, that Shareholder may have and agrees to take all actions necessary to opt out of any class in any class action with respect to, and agrees not to commence, participate or join in, any Action, derivative or otherwise, against Parent, Merger Sub, the Company, any of their Affiliates, any of their directors or officers or any of their respective successors (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (B) alleging a breach of any fiduciary duty of any person in connection with the Merger, the Merger Agreement or the other transactions contemplated thereby or (C) otherwise relating to the Merger, the Merger Agreement or the Transactions.

(ii) So long as this Agreement is in effect, Shareholder shall not, and Shareholder shall not permit any of its Subsidiaries to, or authorize or permit any affiliate, director, officer, trustee, spouse, employee or partner of Shareholder or any of its Subsidiaries or any investment banker, attorney, accountant or other advisor or representative of Shareholder or any of its Subsidiaries to, directly or indirectly, issue any press release or make any other public statement with respect to the Merger Agreement, this Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement or by this Agreement without the prior written consent of Parent, except as may be required by applicable Law (including securities Laws and regulations) or court process, or as provided by the Merger Agreement.

(g) Shareholder hereby agrees that, in the event (i) of any stock or extraordinary dividend or other distribution, stock split, reverse stock split, recapitalization, reclassification, reorganization, combination or other like change, of or affecting the Company Common Stock or (ii) that Shareholder purchases or otherwise acquires beneficial ownership of or an interest in, or acquires the right to vote or share in the voting of, any shares of capital stock of the Company, in each case after the execution of this Agreement (including by conversion, exercise, operation of law or otherwise) (collectively, the “New Shares”), any New Shares shall be deemed to be Subject Shares.

(h) Disclosure. Shareholder hereby authorizes the Company and Parent to publish and disclose in any press release or public announcement or in any disclosure required by the SEC and in the Form F-4 and Proxy Statement Shareholder’s identity and ownership of Shareholder’s Subject Shares and the nature of Shareholder’s obligations under this Agreement.

SECTION 4. Grant of Irrevocable Proxy; Appointment of Proxy. (a) In the event of a failure by Shareholder to act in accordance with Shareholder’s obligations as to voting pursuant to Section 3(a) or 3(b) prior to the termination of this Agreement, Shareholder hereby irrevocably (subject to Section 7) grants to, and appoints, Parent, and any individual designated in writing by Parent, and each of them individually, Shareholder’s proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in the name, place and stead of Shareholder, to vote all of Shareholder’s Subject Shares at any meeting of shareholders of the Company or any adjournment or postponement thereof, or grant a consent or approval in respect of Shareholder’s Subject Shares, in a manner consistent with the provisions of Section 3(a)-(b). The proxy granted in this Section 4 shall expire upon the termination of this Agreement.

(b) Shareholder represents that any proxies heretofore given in respect of Shareholder’s Subject Shares are not irrevocable, and that all such proxies are hereby revoked.

(c) Shareholder hereby affirms that the irrevocable proxy set forth in this Section 4 is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder hereby further affirms that the irrevocable proxy is coupled with an interest and may under no circumstances be revoked. Shareholder hereby ratifies and confirms all that such irrevocable proxy may lawfully do or cause to be done by virtue hereof. Each such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 69(1)(c) and Section 69(6)(e) of the BCA.

SECTION 5. Further Assurances. Shareholder shall, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectuating the matters covered by this Agreement, including the grant of the proxies set forth in Section 4 of this Agreement.

SECTION 6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto, except that Parent may in its sole discretion assign all of its rights, interests or obligations under this Agreement to any direct or indirect wholly owned Parent Subsidiary, but no such assignment shall relieve Parent of any of its obligations under this Agreement if the applicable assignee does not perform such obligations. Subject to the preceding sentences of this Section 6, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and assigns. Any purported assignment in violation of this Section 6 shall be void.

SECTION 7. Termination. This Agreement, including the irrevocable proxy granted pursuant to Section 4 hereof, shall terminate automatically upon the earliest to occur of: (i) the conclusion of the Company Shareholders Meeting at which the vote contemplated in Section 3(a) of this Agreement has occurred and the Subject Shares have been voted as specified therein, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a Company Adverse Recommendation Change in accordance with the Merger Agreement, (iv) the termination of this Agreement by mutual written consent of the parties hereto, (v) the amendment of the Merger Agreement, without the prior written consent of Shareholder, in a manner that affects the economics or material terms of the Merger Agreement in a manner that is adverse to the Company or its shareholders (including with respect to the reduction of or the imposition of any restriction on Shareholder’s right to receive the Merger Consideration, or any reduction in the amount or change in the form of the Merger Consideration) and (vi) the extension of the End Date other than as expressly contemplated by the Merger Agreement, without the prior written consent of Shareholder; provided, that Section 7 of this Agreement shall survive and instead shall expire upon the expiration of all rights of Parent thereunder.

SECTION 8. General Provisions. (a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership (whether beneficial ownership or otherwise) of or with respect to any Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to the applicable Shareholder, and Parent shall have no authority to direct any Shareholder in the voting or disposition of any of the Subject Shares, except as otherwise provided herein.

(c) Notices. All notices, requests, claims, demands and other communications to any party hereunder shall be in writing and shall be deemed given upon delivery to the parties at the addresses or email addresses specified by the parties, including to Parent in accordance with Section 9.02 of the Merger Agreement and to Shareholder at the address set forth on Schedule A (or at such other address for a party as shall be specified by notice given in accordance with this Section 8(c)).

(d) Interpretation. When a reference is made in this Agreement to a Section or a Schedule, such reference shall be to a Section of, or a Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “date hereof” when used in this Agreement shall refer to the date of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or Law defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors and assigns. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. Unless otherwise specified in this Agreement, when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all of the parties, and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

(e) Counterparts; Effectiveness. This Agreement may be executed in one or more counterparts (including by facsimile, electronic signature, .pdf or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall not become effective unless and until (i) one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto and (ii) the Merger Agreement is executed and delivered by all parties thereto. This Agreement or any counterpart may be executed and delivered by facsimile copies or delivered by electronic communications by portable document format (.pdf), each of which will be deemed an original.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and (ii) is not intended to confer upon any person other than the parties hereto and their respective successors and assigns any rights (legal, equitable or otherwise, except the rights conferred upon those persons specified as proxies in Section 4) or remedies, whether as third party beneficiaries or otherwise.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

(h) Severability. If any term, condition or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law.

(i) Consent to Jurisdiction; Service of Process; Venue. Each of the parties hereto irrevocably agrees that any Action arising out of this Agreement, and the rights and obligations arising hereunder, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom (such courts, the “Delaware Courts”). In addition, each of the parties hereto (i) consents to submit itself to the exclusive personal jurisdiction of such court in the event any dispute arises out of this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any Action arising out of this Agreement in any such court or that any such Action brought in such court has been brought in an inconvenient forum, (iv) agrees that it will not bring any Action arising out of this Agreement in any court other than any such court and (v) agrees that each of the other parties will have the right to bring any Action for enforcement of a judgment entered by such court. The consents to jurisdiction and venue set forth in this Section 8(i) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8(c) of this Agreement. Shareholder hereby appoints the Company as its agent for service of process for any claim, action, suit or other proceeding in Delaware with respect to any matters to which it has submitted to jurisdiction as set forth above. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the Judgment or in any other manner provided by applicable Law.

(j) Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Section 7 of this Agreement, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(k) WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8(k).

(l) Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby are to be paid by the party incurring such fees, costs and expenses.

(m) No Agreement as Director or Officer. Shareholder has entered into this Agreement solely in Shareholder’s capacity as the record and beneficial owner of the Subject Shares (and not in any other capacity, including any capacity as a director or officer of the Company). Nothing in this Agreement: (i) will limit or affect any actions or omissions taken by Shareholder or Shareholder’s Affiliate in Shareholder’s capacity as a director or officer of the Company or its Subsidiaries, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement, or (ii) will be construed to prohibit, limit, or restrict Shareholder from exercising Shareholder’s fiduciary duties or other legal obligations as a director or officer to the Company, the Company Subsidiaries or the Company’s shareholders, it being understood that this Agreement applies to Shareholder solely in its capacity as the holder of voting and dispositive power over the Subject Shares and does not apply to Shareholder’s or its Affiliate’s actions, judgments or decisions as a director or officer of the Company.

[Signature page follows]

IN WITNESS WHEREOF, Parent has caused this Agreement to be signed by its officer thereunto duly authorized and Shareholder has signed this Agreement, all as of the date first written above.

STAR BULK CARRIERS CORP.

by
Name:
Title:

[Signature Page to Voting Agreement]

SHAREHOLDER:

[Name]

[Signature Page to Voting Agreement]

Schedule A

Company Common Stock

Address of Shareholder	Number of Subject Shares Owned Beneficially

Schedule A

Address of Shareholder	Number of Shares Subject to Unvested Restricted Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of directors and officers.

The following summary is qualified in its entirety by reference to the complete text of the Star Bulk articles and the Star Bulk bylaws.

Section 60 of the BCA provides that a corporation may indemnify directors and officers as well as other employees and individuals of such corporation against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

The Star Bulk articles and the Star Bulk bylaws provide for indemnification of directors and officers to the fullest extent permitted by law, including payment of expenses in advance of resolution of any such matter. The Star Bulk articles eliminate the potential personal monetary liability of our directors to Star Bulk or its stockholders for breaches of their duties as directors except as otherwise required under the BCA.

In addition, Star Bulk has entered into separate indemnification agreements with certain of its directors and officers. Each indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements also provide for the reimbursement of all expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law.

Section 60(7) of the BCA provides that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of the BCA. Star Bulk maintains insurance policies that provide coverage to our directors and officers against certain liabilities.

Item 21. Exhibits and Financial Statements Schedules.

Exhibit Number	Description

*2.1	Agreement and Plan of Merger by and among Star Bulk Carriers Corp., Star Infinity Corp. and Eagle Bulk Shipping Inc., dated as of December 11, 2023 (included as Annex A to the joint proxy statement/prospectus contained in this registration statement).

3.1	Fourth Amended and Restated Articles of Incorporation of Star Bulk Carriers Corp. (included as Exhibit 3.1 of Star Bulk’s Form 6-K, which was furnished to the Commission on June 23, 2016 and incorporated herein by reference).

3.2	Third Amended and Restated Bylaws of Star Bulk (included as Exhibit 1.2 of Star Bulk’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

Exhibit Number	Description

4.1	Form of Share Certificate (included as Exhibit 2.1 of Star Bulk’s Form 20-F, which was filed with the Commission on April 8, 2015 and incorporated herein by reference).

5.1	Form of Opinion of Seward & Kissel LLP.

8.1	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1	Voting Agreement among Star Bulk Carriers Corp. and Gary Vogel, dated as of December 11, 2023 (included as Exhibit 10.1 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.2	Voting Agreement among Star Bulk Carriers Corp. and Constantine George Tsoutsoplides, dated as of December 11, 2023 (included as Exhibit 10.2 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.3	Voting Agreement among Star Bulk Carriers Corp. and Randee E. Day, dated as of December 11, 2023 (included as Exhibit 10.3 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.4	Voting Agreement among Star Bulk Carriers Corp. and Justin A. Knowles, dated as of December 11, 2023 (included as Exhibit 10.4 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.5	Voting Agreement among Star Bulk Carriers Corp. and Paul M. Leand, Jr., dated as of December 11, 2023 (included as Exhibit 10.5 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.6	Voting Agreement among Star Bulk Carriers Corp. and Bart Veldhuizen, dated as of December 11, 2023 (included as Exhibit 10.6 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

10.7	Voting Agreement among Star Bulk Carriers Corp. and Gary Weston, dated as of December 11, 2023 (included as Exhibit 10.7 of Star Bulk’s Form 6-K, which was furnished to the Commission on December 14, 2023 and incorporated herein by reference).

21.1	Subsidiaries of Star Bulk (filed herewith).

23.1	Consent of Deloitte Certified Public Accountants S.A., independent registered public accounting firm of Star Bulk Carriers Corp. (filed herewith).

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Eagle Bulk Shipping Inc. (filed herewith).

23.3	Consent of Seward & Kissel LLP (included in Exhibit 5.1).

23.4	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included on signature page).

99.1	Form of Proxy Card of Eagle Bulk Shipping Inc.

99.2	Consent of Houlihan Lokey Capital, Inc. (filed herewith).

107	Calculation of Filing Fee Table (filed herewith).

*

Schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Star Bulk agrees to furnish to the SEC a copy of any schedule or similar attachment omitted upon request.

Item 22. Undertakings.

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities U.S. Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities U.S. Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(d) That every prospectus (i) that is filed pursuant to paragraph (h)(1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(f) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first-class mail or other equally prompt means, and to arrange or provide for a facility in the United States for the purpose of responding to such requests. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(g) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES OF STAR BULK CARRIERS CORP.

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Athens, Greece on January 19, 2024.

STAR BULK CARRIERS CORP.

By:	/s/ Simos Spyrou
Name:	Simos Spyrou
Title:	Co-Chief Financial Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Georgia Mastagaki, Sophia Damigou, Christos Begleris, Simos Spyrou, Hamish Norton, Spyros Capralos and Petros Pappas and each of them, as attorneys-in-fact with full power of substitution for him or her in any and all capacities to do any and all acts and all things and to execute any and all instruments which said attorney and agent may deem necessary or desirable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission thereunder, in connection with the registration under the Securities Act of 1933, as amended, of the shares of common stock of the registrant, including, without limitation, the power and authority to sign the name of each of the undersigned in the capacities indicated below to the registration statement on Form F-4 to be filed with the Securities and Exchange Commission with respect to such shares of common stock, to any and all amendments or supplements to such registration statement, whether such amendments or supplements are filed before or after the effective date of such registration statement, to any related registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to any and all instruments or documents filed as part of or in connection with such registration statement or any and all amendments thereto, whether such amendments are filed before or after the effective date of such registration statement; and each of the undersigned hereby ratifies and confirms all that such attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on January 19, 2024 in the capacities indicated.

Signature	Title

/s/ Petros Pappas Petros Pappas	Chief Executive Officer (Principal Executive Officer) of Star Bulk Carriers Corp. and Class C Director of Star Bulk Carriers Corp.

/s/ Simos Spyrou Simos Spyrou	Co-Chief Financial Officer (co-Principal Financial and co-Principal Accounting Officer) of Star Bulk Carriers Corp.

/s/ Christos Begleris Christos Begleris	Co-Chief Financial Officer (co-Principal Financial and co-Principal Accounting Officer) of Star Bulk Carriers Corp.

/s/ Spyros Capralos Spyros Capralos	Non-Executive Chairman and Class C Director of Star Bulk Carriers Corp.

/s/ Eleni Vrettou Eleni Vrettou	Class A Director of Star Bulk Carriers Corp.

Signature	Title

/s/ Koert Erhardt Koert Erhardt	Class B Director of Star Bulk Carriers Corp.

/s/ Mahesh Balakrishnan Mahesh Balakrishnan	Class A Director of Star Bulk Carriers Corp.

/s/ Arne Blystad Arne Blystad	Class C Director of Star Bulk Carriers Corp.

/s/ Raffaele Zagari Raffaele Zagari	Class C Director of Star Bulk Carriers Corp.

/s/ Nikolaos Karellis Nikolaos Karellis	Class A Director of Star Bulk Carriers Corp.

/s/ Sherman Lau Sherman Lau	Class B Director of Star Bulk Carriers Corp.

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the undersigned, solely in its capacity as the registrant’s duly authorized representative in the United States, on January 19, 2024.

STAR BULK (USA) LLC
By:	/s/ Hamish Norton
Name:	Hamish Norton
Title:	Officer